Form 20-F
period 2020-12-31
GFL Environmental Inc.
filed 2021-02-26
CIK 1780232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________________________ to ________________________

Commission file number 001-39240

GFL ENVIRONMENTAL INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ontario

(Jurisdiction of incorporation or organization)

100 New Park Place, Suite 500,

Vaughan, Ontario, Canada, L4K 0H9

(Address of principal executive offices)

Patrick Dovigi

Founder and Chief Executive Officer

100 New Park Place, Suite 500,

Vaughan, Ontario, Canada, L4K 0H9

Tel: 905-326-0101

(Name, Telephone, Email and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate voting shares	GFL	The New York Stock Exchange; The Toronto Stock Exchange
Tangible equity units	GFLU	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2020, 314,300,421 subordinate voting shares, 12,062,964 multiple voting shares and 28,571,428 Series A perpetual convertible preferred shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

GFL Environmental Inc.

INTRODUCTION

In this Annual Report on Form 20-F for the year ended December 31, 2020 (referred to herein as the “Annual Report”), all references to “GFL”, “we”, “our”, “us”, “the Company” or similar terms refer to GFL Environmental Inc. and its consolidated subsidiaries. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$”, “C$”, “CDN$”, “CAD$”, and “dollars” mean Canadian dollars and all references to “US$” and “USD” mean U.S. dollars.

This Annual Report on Form 20-F contains our audited annual consolidated financial statements and related notes for the years ended December 31, 2020, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Unless indicated otherwise, all information in this Annual Report is stated as of December 31, 2020.

Trademarks and Trade Names

This Annual Report includes certain trademarks, such as “GFL Green For Life”, “Green Today, Green For Life”, “GFL Environmental” and “GFL” which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Annual Report may appear without the (®) or (TM) symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking statements and other forward-looking information contained in this Annual Report are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to continue to grow our revenue and improve operating margins; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; our potential liability, if any, in connection with environmental matters; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the following risk factors described in greater detail under the heading entitled “Risk Factors” in this Annual Report:

●	substantial governmental regulation, changes thereto and risks associated with failure to comply, including regulations with respect to PFAS (as defined below);
●	liabilities in connection with environmental matters;
●	public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have and could continue to adversely impact our business;
●	loss of municipal and other contracts;
●	highly competitive environmental services industry;
●	potential inability to acquire, lease, expand or renew landfill, organic waste facility, transfer station, liquid waste processing facility and soil remediation facility permits, approvals and agreements, and the cost of operation and/or future construction of existing landfills, soil remediation facilities and organic waste facilities;
●	significant risks of acquisitions and potential adverse effect on our operations;
●	potential liabilities from past and future acquisitions;
●	dependence on the integration and success of acquired businesses;
●	competition, consolidation and economic and market conditions may limit our ability to grow through acquisitions;
●	dependence on third-party landfills, MRFs (as defined below), liquid waste processing facilities and transfer stations;
●	our access to equity or debt capital markets is not assured;
●	cyclical nature of the soil remediation and infrastructure industry;
●	increases in labour, disposal, and related transportation costs;
●	price increases may not be adequate to offset the impact of increased costs or may cause us to lose customers;
●	historical operating results may be of limited use in evaluating and predicting results due to acquisitions;
●	exposure to exchange rate fluctuations for U.S. operations and U.S. dollar denominated financial instruments;
●	changing prices or market requirements for recyclable materials;
●	foreign import and export regulations imposed on recyclables;
●	legal and environmental policy changes in the waste management industry;
●	increasing efforts by provinces, states and municipalities to reduce landfill disposal;

●	reduction of the volume of waste available for collection and disposal due to changing patterns of waste disposal;
●	fuel supply and fuel price fluctuations;
●	we require sufficient cash flow to reinvest in our business and achieve our financial strategy;
●	potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance;
●	operational, health and safety and environmental risks;
●	dependence on our key personnel;
●	natural disasters, weather conditions and seasonality;
●	economic downturn may adversely impact our operating results and expose us to credit risk;
●	increasing dependence on technology and risk of technology failure;
●	cybersecurity incidents or issues;
●	damage to our reputation or our brand;
●	requirements to register as a commercial vehicle operator in the jurisdictions in which we operate and maintain certain vehicle standards;
●	increases in insurance costs;
●	climate change regulations that could increase our costs to operate;
●	failure to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations;
●	we incur significant expenses as a result of being a public company;
●	failure to comply with requirements to design, implement and maintain effective internal control over financial reporting;
●	efforts by labour unions could divert management attention;
●	landfill site closure and post-closure costs and contamination-related costs;
●	litigation or regulatory or activist action;
●	significant influence of the Investors (as defined herein) over us and decisions that require shareholder approval, and your interests as a shareholder may conflict with the interests of our Investors;
●	issuance of additional subordinate voting shares, multiple voting shares or preferred shares, as well as the conversion of Convertible Preferred Shares or the settlement of the Purchase Contracts for subordinate voting shares, may have a dilutive effect on the interests of our shareholders;
●	as a foreign private issuer, we are not subject to or may be exempt from certain U.S. securities law disclosure requirements and governance standards applicable to domestic U.S. issuers;
●	loss of foreign private issuer status;

●	volatility of the market price of our subordinate voting shares;
●	subordinate voting shares are equity interests and are subordinate to our existing and future indebtedness and preferred shares;
●	holders of our Convertible Preferred Shares (as defined herein) have different rights and privileges than holders of subordinate voting shares;
●	increased indebtedness may reduce our financial flexibility;
●	ability to maintain our credit rating;
●	ability to pay dividends and to meet our debt obligations depends on the performance of our subsidiaries and the ability to utilize the cash flows from our subsidiaries;
●	a significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to fall;
●	ability to enforce civil liabilities against the Company and its directors and officers;
●	governing laws in Ontario, Canada could, in some cases, have a different effect on shareholders than the corporate laws in Delaware, United States;
●	derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit shareholders’ ability to obtain a favourable judicial forum for disputes with the Company;
●	claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of insurance coverage available to us;
●	provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Company’s shares or assets; and
●	the Amortizing Notes (as defined herein) will be subject to the prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the Amortizing Notes.

The opinions, estimates or assumptions referred to above and described in greater detail under “Risk Factors” in this Annual Report should be considered carefully by readers.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this Annual Report. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Annual Report represents our expectations as of the date of this Annual Report (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws.

GLOSSARY OF TERMS

“3.500% 2028 Secured Notes” means our 3.500% USD senior secured notes due March 1, 2028.

“3.750% 2025 Secured Notes” means our 3.750% USD senior secured notes due August 1, 2025.

“4.000% 2028 Notes” means our 4.000% USD senior unsecured notes due August 1, 2028.

“4.250% 2025 Secured Notes” means our 4.250% USD senior secured notes due June 1, 2025.

“5.125% 2026 Secured Notes” means our 5.125% USD senior secured notes due December 15, 2026.

“5.375% 2023 Notes” means our 5.375% USD senior unsecured notes due March 1, 2023.

“5.625% 2022 Notes” means our 5.625% USD senior unsecured notes due May 1, 2022.

“7.000% 2026 Notes” means our 7.000% USD senior unsecured notes due June 1, 2026.

“8.500% 2027 Notes” means our 8.500% USD senior unsecured notes due May 1, 2027.

“Amortizing Note(s)” means the senior amortizing note issued by us due March 15, 2023, which forms a part of each TEU.

“Annual Financial Statements” means our audited annual consolidated financial statements and related notes for the years ended December 31, 2020, 2019 and 2018.

“Annual Report” has the meaning given to it under “Introduction” in this Annual Report.

“Articles” means the articles of amalgamation of the Company.

“BC Partners” means BC Partners Advisors L.P.

“CAGR” means compound annual growth rate.

“CNG” means compressed natural gas.

“Coattail Agreement” means the coattail agreement entered into by the Dovigi Group and a trustee on March 5, 2020.

“Convertible Preferred Shares” means the Series A perpetual convertible preferred shares of the Company issued on October 1, 2020.

“CPI” means consumer price index.

“Credit Agreements” means the Term Facility Credit Agreement and the Revolving Credit Facility Agreement.

“DGCL” means Delaware General Corporation Law.

“Dovigi Group” means Patrick Dovigi, Josaud Holdings Inc., Josaud II Holdings Inc., Sejosa Holdings Inc. and Sejosa II Holdings Inc.

“Exchange Act” has the meaning given to it under “Cautionary Note Regarding Forward-Looking Statements” in this Annual Report.

“Fiscal 2018” means the fiscal year ended December 31, 2018.

“Fiscal 2019” means the fiscal year ended December 31, 2019.

“Fiscal 2020” means the fiscal year ended December 31, 2020.

“GIC” means Magny Cours Investment Pte Ltd.

“Holdings” means GFL Environmental Holdings Inc.

“HPS” means HPS Investment Partners, LLC.

“HPS Subscription Agreement” means the subscription agreement we entered into on August 12, 2020 with HPS.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Investor Rights Agreements” means the investor rights agreements, as amended, restated or replaced from time to time, to which the Investors and certain other persons are party.

“Investors” means BC Partners, Ontario Teachers, GIC and the Dovigi Group.

“IPO” has the meaning given to it under Item 4A. “Information on the Company” — “History and Development of the Company” in this Annual Report.

“Margin Loan Borrowers” means, pursuant to the Margin Loans, entities that are affiliates of, or formed for the benefit of, certain of our shareholders including, without limitation, entities that are affiliates of, or formed for the benefit of, the Investors.

“Margin Loans” means the separate margin loans provided to the Margin Loan Borrowers by certain Canadian chartered banks in connection with the IPO, as amended, restated or replaced from time to time.

“MRFs” means material recovery facilities.

“Notes” means the 4.250% 2025 Secured Notes, the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 8.500% 2027 Notes, the 4.000% 2028 Notes and the 3.500% 2028 Secured Notes.

“NYSE” means the New York Stock Exchange.

“NYSE Listing Rules” means the listing rules of the NYSE.

“OBCA” means the Business Corporations Act (Ontario).

“Ontario Teachers” means Ontario Teachers’ Pension Plan Board, collectively with the funds, partnerships, investment vehicles or other entities affiliated therewith or managed, advised or controlled thereby.

“PFAS” means per- and polyfluoroalkyl substances.

“Purchase Contract(s)” means the prepaid stock purchase contract issued by us, which forms a part of each TEU.

“Recapitalization” has the meaning given to it under Item 4A. “Information on the Company” — “History and Development of the Company” in this Annual Report.

“Registration Rights Agreement” means the registration rights agreement, as amended, restated or replaced from time to time, to which the Registration Rights Investors and certain other persons are party.

“Registration Rights Investors” means BC Partners, Ontario Teachers, GIC, the Dovigi Group and HPS.

“Revolving Credit Facility” means the facilities available under the Revolving Credit Facility Agreement.

“Revolving Credit Facility Agreement” means the Sixth Amended and Restated Credit Agreement, dated as of November 24, 2020, that we entered into with a syndicate of lenders.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning given to it under “Cautionary Note Regarding Forward-Looking Statements” in this Annual Report.

“Shares” means our subordinate voting shares and multiple voting shares, and the number of subordinate voting shares issuable upon conversion of the Convertible Preferred Shares.

“Term Facility Credit Agreement” means the Term Facility Credit Agreement, dated as of September 30, 2016 (as amended as of May 31, 2018, November 14, 2018 and December 22, 2020) among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto.

“Term Loan Facility” means the U.S. dollar denominated term facility available under the Term Facility Credit Agreement and includes the incremental term facility.

“TEUs” means the 6.00% tangible equity units of the Company.

“TSX” means the Toronto Stock Exchange.

“UMO” means used motor oil.

“Waste Industries” means Wrangler Holdco Corp. and its subsidiaries (dba Waste Industries USA).

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

[Reserved.]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We are subject to substantial governmental regulation that will change over time. Failure to comply with these requirements, as well as enforcement actions and litigation arising from an actual or perceived breach of such requirements, could subject us to fines, penalties and judgements, and impose limits on our ability to operate and expand.

We are subject to potential liability and numerous restrictions under environmental and other laws, including those relating to transportation, recycling, treatment, storage and disposal of wastes and hazardous wastes, discharges of pollutants to air and water, and the remediation of contaminated soil, the deposit of remediated or excavated soil at third-party sites, greenhouse gas emissions and the remediation of contaminated surface water and groundwater. These laws and regulations are subject to ongoing changes, not all of which are predictable. The operation of each of our business lines has been and will continue to be subject to regulation, including permitting and related financial assurance requirements, as well as attempts to further regulate our operations. Permits often take years to obtain or renew as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other laws and regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance or expansion of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage. In the past, we have been subject to enforcement actions and certain litigation under applicable environmental laws and regulations that arise in the ordinary course of business. Responding to these challenges has at times increased our costs, required us to make significant capital investments to upgrade our facilities and extended the time associated with establishing disposal, processing, treatment or remediation facilities or expanding their permitted capacity. In addition, failure to receive or maintain regulatory, zoning or other approval, permits or authorizations, may prohibit us from establishing, or cause or contribute to delays for us in, new or expanding capacity at our existing disposal, processing, treatment or soil remediation facilities, including our transfer stations, landfills and organic waste facilities.

Our landfills, transfer stations, organic waste facilities, liquid waste storage and processing facilities, soil remediation and infrastructure operations are subject to a wide range of air emission, noise, nuisance and land use regulations. If we are not able to comply with these requirements or other environmental laws that apply to a particular facility, or if we operate without the necessary approvals or permits, we could be subject to administrative, civil, and possibly criminal, fines and penalties, and we may be required to expend substantial capital to bring an operation into compliance, to temporarily or permanently discontinue activities, and/or to take corrective actions. Furthermore, our operations could be affected by future laws and regulations that may be more onerous than those that are currently in place or that result in significant fees payable for compliance costs, and there is no assurance that we will be able to pass on the increased costs of compliance to our customers. We may also be affected by legal proceedings commenced by neighbours, local residents or governmental authorities that allege negative impacts from our operations and seek remedies such as damages or injunctions to limit or prohibit our operations or require us to purchase or compensate them for diminution in value of their properties or to incur capital expenditures to mitigate the impact of our operations on their properties.

Regulations directed at third parties may also adversely impact our operations. For example, efforts to regulate the emission of greenhouse gases at landfills could increase the cost of operating our landfills and result in increased charges for disposal of waste or limit the ability of the affected landfills to accept solid waste. While these regulations could affect our own landfills, they could also increase the cost for us to dispose of solid waste at third-party landfills. Similarly, while our exposure generally to the oil and gas sector is limited, any adverse impact of greenhouse gas regulations on the cost of operations of our customers in the oil and gas sector could cause some of our customers to suffer financial difficulties, to reduce their need for our services, and/or ultimately to be unable or unwilling to pay amounts owed to us. These events could have a negative impact on our financial condition, results of operations and cash flows, which could cause the price of our subordinate voting shares to decline.

In addition, compliance with new PFAS regulations may require our landfills to monitor for PFAS, pretreat leachate, or restrict the disposal of some PFAS-containing wastes. Any such new regulations could increase the cost of our U.S. operations, while also presenting potential business opportunities for PFAS management, treatment and disposal.

We may face liabilities in connection with environmental matters.

We may be liable for any remediation costs or natural resources damages attributable to a release or threatened release of pollutants or hazardous substances that has occurred, or may occur in the future, at our current or former facilities or at third-party facilities to which we send waste or our remediated soils, or any other facilities where we conduct business, including damage to neighbouring properties or residents. We may also be liable for environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or companies we acquired, arranged or conducted. Under some laws, such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, we could become jointly and severally liable for such contamination regardless of whether we, or our predecessors, including companies that we acquired, caused the release of pollutants or hazardous substances or are otherwise at fault. There can be no assurance that the cost of such cleanup or that our share of the cost or liability will not exceed our estimates or will not have a material adverse effect on our operations, cash flows and available capital. In addition, environmental insurance coverage for our operations does not cover all of the potential liabilities to which we may be subject and we may not be able to obtain insurance coverage in the future at reasonable expense or at all.

We may also, from time to time, receive notices of violation for failure to comply with environmental laws or become subject to citizen suits as a result of any such noncompliance. There can be no assurance that fines or penalties, or other sanctions associated with such notices or any costs to correct our failure to comply will not be significant to us and impact our results of operations, cash flows and available capital.

It is also possible that government officials responsible for enforcing environmental or applicable federal, provincial, municipal or state laws or regulations or agreements that govern our activities may determine an issue is more serious than we expect, or we may fail to identify or fully appreciate an existing liability before we become legally responsible for addressing it. Some of the legal sanctions to which we could become subject could cause the suspension or revocation of a required permit or authorization; prevent us from, or delay us in, obtaining or renewing permits to operate or expand our facilities; limit (or increase the costs of) our disposal options, including for remediated soils; impose substantial fines or penalties that are comparable to those of criminal sanctions against us or executive officers or employees; or harm our reputation.

The ongoing COVID-19 pandemic has and could continue to adversely impact our business.

The COVID-19 pandemic has and could continue to adversely impact our business, financial condition, liquidity, results of operations, and cash flows.

The spread of COVID-19 has created a global health crisis that has resulted in widespread disruption to economic activity, both in the U.S. and Canada. The U.S. and Canadian governments, as well as numerous state, provincial, local and foreign governments, have implemented certain measures to attempt to slow and limit the spread of COVID-19, including increased shelter-in-place and physical distancing orders as well as closure restrictions or requirements. Throughout the latter half of 2020, governments in Canada and the U.S. began to lift these measures and reopen businesses. Later in the third and fourth quarters, several measures were re-introduced primarily in major metropolitan areas. While we have been classified as an “Essential Critical Infrastructure Workforce” by the Government of Canada and the U.S. Department of Homeland Security and as an “Essential Service Provider” by Canadian provinces and the U.S. states in which we operate, there is considerable uncertainty regarding such measures, their duration and potential future measures, all of which may continue to reduce customer demand.

Factors that may influence the impact of COVID-19 on our financial results include the economic consequences and duration of the outbreak, new information that emerges concerning the severity and duration of the COVID-19 pandemic, changes to the “essential services” classification and actions taken to contain the outbreak or treat its impact, among others. An extended period of economic disruption associated with the COVID-19 pandemic could materially and adversely affect our business, results of operations, access to sources of liquidity and financial condition.

Our financial results for Fiscal 2020 were impacted by the reduction in commercial activity as a result of the various measures taken by the Canadian and U.S. governments in response to COVID-19. Our overall revenue is heavily weighted to our solid waste business, which is our most resilient business line and is also diversified across geographies and customers. The majority of the revenue we generate in our solid waste business is from secondary markets. The solid waste revenue we generate in major metropolitan centres or primary markets is predominately derived from municipal residential contracts. During the latter half of Fiscal 2020, we experienced lower volumes in our solid and liquid waste commercial and industrial collection and post collection businesses due to a decrease in service levels attributable to COVID-19, primarily in the major metropolitan centres that we serve. Our liquid waste business also had lower sales volume of UMO which we believe is a result of the temporary suspension of certain customers’ operations in response to COVID-19. While construction projects in certain jurisdictions have been deemed essential services, due to the protracted duration of the COVID-19 pandemic, we experienced lower volumes in our infrastructure and soil remediation business in the latter half of Fiscal 2020. In addition, we experienced an adverse impact on our margins due to the change in revenue mix resulting from fewer low volume high-frequency projects. Due to the rapidly evolving and highly uncertain nature of the COVID-19 pandemic, we are unable to estimate the full extent of its impact on our on-going business at this time.

We may lose municipal and other contracts through competitive bidding, non-renewal, early termination or as a result of a change of control.

All of our municipal contracts are for a specified term and may be subject to competitive bidding on the expiration of their current terms. We may not be the successful bidder when a municipal contract which we currently hold expires or we may have to submit a bid at lower margins than we currently enjoy in order to retain the contract. In addition, although we intend to bid on additional municipal contracts, we may not always, or ever, be the successful bidder. Furthermore, some of our municipal contracts have change of control provisions, which may allow municipalities to terminate such municipal contracts in certain circumstances. Similar risks may affect contracts that we currently have or that we may be awarded in the future to operate municipally owned assets, such as MRFs, transfer stations or landfills. In our liquid, infrastructure and soil remediation and solid waste businesses, we also have contracts which are tendered with other government agencies and with our commercial or institutional customers to provide our services on a competitive bid basis. We may not be the successful bidder for these contracts. In addition, some of our customers, including municipalities, may terminate their contracts with us before the end of the terms of those contracts.

If we are not able to replace lost revenue resulting from unsuccessful competitive bidding or non-renewal, renegotiation or early termination of existing municipal and other customer contracts, our results of operations, cash flow and financial condition could be adversely affected.

We operate in the highly competitive environmental services industry and may not be able to compete effectively with others in our business lines.

Some of the markets in which we operate or plan to operate are served by one or more large, international and national companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do, have access to better equipment than we do, have operations in more jurisdictions than we do, or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively in securing new or repeat business could hinder our growth or adversely impact our operating results.

Additionally, in our solid waste operations, many cities and municipalities operate their own waste collection and disposal facilities and have competitive advantages not available to private enterprises. We also encounter competition from landfill disposal alternatives, such as recycling and incineration, which benefit from provincial requirements to reduce landfill disposal. In our infrastructure and soil remediation business, we compete with landfills for contaminated soils which may be able to offer lower prices than our soil remediation facilities depending upon their proximity to the source site of the soil. If we are unable to successfully compete against our competitors, our ability to retain existing customers and obtain future business could be adversely affected.

Our financial and operating performance may be affected by the inability in some instances to acquire, lease, expand or renew landfill, organic waste facility, transfer station, liquid waste processing facility and soil remediation facility permits and agreements, or obtain new permits and approvals to build, operate and expand existing facilities. Further, the cost of operation and/or future construction of our existing landfills or organic waste and other facilities may become economically unfeasible, causing us to abandon or cease operations.

Our ability to meet our financial, operating and growth objectives may depend in part on our ability to acquire, lease, expand or renew permits or agreements to operate or use landfills, organic waste facilities, liquid waste processing facilities, soil remediation facilities and clean or remediated soil disposal sites, expand existing landfills and the capacity of our transfer stations, organic waste facilities and soil remediation facilities and develop new landfill, transfer station, organic waste facilities, soil remediation facilities and clean or remediated soil disposal sites. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste, soil remediation and liquid waste management facilities, including landfills, transfer stations, soil remediation facilities, clean or remediated soil disposal sites and certain types of organic waste facilities. Obtaining these permits and approvals require numerous hearings and compliance with various zoning, environmental and regulatory laws subject to frequent and unpredictable change in some cases and drawing resistance from citizens, environmental or other groups. Expansions of landfill operations, transfer station permits, soil remediation facilities and processing at our organic waste facilities require GFL to obtain permits, which may impose burdensome terms and conditions that may require us to incur higher capital expenditures than we anticipated and adversely affect our results of operations. Because of these limitations, we may not be able to grow within our existing markets or expand existing landfill sites or the capacity of our transfer stations, organic waste facilities, soil remediation facilities and clean or remediated soil disposal sites or our usage of third-party facilities, in order to support acquisitions and internal growth in our existing markets. In particular, increased volumes would shorten the lives of landfills and with our other facilities could impose limitations on our ability to service the tonnage requirements of our customers. It is also possible that the operation or expansion of existing landfills, organic waste facilities or soil remediation facilities may become economically unfeasible based on management’s assessment of permitting issues, acceptable waste streams, available volumes and operating costs and capital expenditures required to meet permitting requirements, in which case we may abandon expansion plans or abandon or cease operations entirely at a particular facility. Any such decision could result in impairment charges as well as ongoing costs for closure and site remediation, which could cause the price of our subordinate voting shares to decline. Exhausting or limiting permitted capacity at any of our facilities would also restrict our growth and reduce our financial performance in the market served by the facility because we would be forced to dispose of waste at more distant disposal or processing facilities or at such facilities operated by our competitors, thereby increasing our waste disposal expenses.

In addition, certain permits contain provisions that permit the regulator to require us to suspend our operations if we are unable to meet certain performance conditions imposed upon us in the permit. If we were unable to comply with these conditions for a period of time or at all, we could be required to temporarily or permanently suspend our operations at the impacted facility, which would adversely affect our operating results.

We have engaged in recent acquisitions and expect to engage in acquisitions in the future, which may pose significant risks and could have an adverse effect on our operations.

We have engaged in recent acquisitions and expect to engage in future acquisitions in order to achieve our growth strategy. Our ability to execute our growth strategy depends in part on our ability to identify and acquire desirable acquisition candidates at a price and on terms acceptable to us and on our ability to successfully integrate acquired operations into our business. If we identify suitable acquisition candidates, we may be unable to successfully negotiate their acquisition at a price or on terms and conditions acceptable to us, including as a result of the limitations imposed by our debt obligations. While we expect we will be able to fund some of our acquisitions and capital expenditures with our existing resources, we will likely require additional financing, including debt, to pursue certain acquisitions. We may not be able to incur additional debt on terms favourable to us or at all.

Our future financial performance depends in part upon our ability to efficiently and effectively combine the operations of acquired businesses into our existing operations and achieve identified cost savings and other synergies. If we are unable to identify and correct operational or financial weaknesses in acquired businesses or to achieve the projected cost savings, our operating results and cash flows could be negatively impacted. The integration of acquired businesses and other assets, including certain of such businesses’ operations and the differences in operational culture of the acquired businesses, may require significant management time and resources, which may distract management’s attention from day-to-day business operations. Management will need to maintain existing customers of the acquired businesses and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate financial control systems. Failure to expand operational and financial systems and controls or to retain and integrate appropriate personnel at a pace consistent with our growth could also adversely affect our operating results. Further, if integration-related expenses and capital expenditure requirements are greater than anticipated, or if we are unable to manage our growth profitably, our financial results and cash flow may decline.

We may be subject to potential liabilities from past and future acquisitions that we may not discover in conducting our due diligence.

Acquired businesses may be subject to environmental, operational, tax and other liabilities and risks that were not identified at the time they were acquired. We have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous or other regulated substances, including petroleum products, at their facilities. These businesses may have released substances into the soil, air, surface water or groundwater which may have impacted the soil, air, surface water or groundwater of neighbouring properties. They may also have transported or disposed of substances, or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air, surface water or groundwater.

In pursuing acquisitions, we conduct due diligence on the business or assets being acquired and seek detailed representations and warranties respecting the business or assets being acquired and typically obtain indemnification from sellers of the acquired companies or from representation and warranty insurance. Despite such efforts, there can be no assurance that the scope of such indemnification or insurance would adequately cover any liabilities as a result of acquisitions, for reasons due to limited scope, amount or duration, the financial capacity of the party who gave or gives the indemnity or warranty to honour it, among others, or that we will not become subject to undisclosed liabilities as a result of acquisitions. This failure to discover potential liabilities may be due to various factors, such as our failure to accurately assess all of the pre-existing liabilities of the operations acquired or sellers failing to comply with laws. If this occurs, we may be responsible for such liabilities or violations, which could have a material adverse effect on our business, financial condition and results of operations and in some instances, could negatively impact the public perception of our brand. Depending on the nature of our acquisition of these businesses and other factors, such liabilities could include the cost of cleaning up any contamination and other environmental damages for which the acquired businesses are liable, even if the contamination predated our ownership or operation of the acquired businesses. Further, we are also subject to the risk of fraud on the part of sellers which could, among other things, result in an overstatement of key metrics of the acquired business or in the failure to disclose instances of non-compliance with applicable laws or contracts related to the acquired business which could expose us to governmental investigation, penalties or fines, the risk of termination or renegotiation of such contracts and have a negative impact on the public perception of our brand.

A portion of our growth and future financial performance depends on our ability to integrate acquired businesses and the success of our acquisitions.

A component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. In addition, we are not always able to control the timing of our acquisitions. Our inability to complete acquisitions within the time frames that we expect may cause our operating results to be less favourable than expected, which could cause the price of our subordinate voting shares to decline. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our anticipated financial or strategic objectives in a given market due to factors that we cannot control, such as market conditions, market position, competition, customer base, third-party legal challenges or governmental actions. In addition, we may change our strategy with respect to a market or acquired businesses and decide to sell such operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Competition for acquisition candidates, consolidation within the environmental services industry and economic and market conditions may limit our ability to grow through acquisitions.

We seek to grow through strategic acquisitions in addition to organic growth. Although we have and expect to continue to identify numerous acquisition candidates that we believe may be suitable, we may not be able to acquire them at prices or on terms and conditions favourable to us. Other companies have adopted or may in the future adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the environmental services industry over the longer term will reduce the number of attractive acquisition candidates. Moreover, general economic conditions and the environment for attractive investments may affect the desire of the owners of acquisition candidates to sell their companies. As a result, we may have fewer acquisition opportunities, and those opportunities may be on less attractive terms than in the past, which could cause a reduction in our rate of growth from acquisitions.

We depend on third-party landfills, MRFs, liquid waste processing facilities and transfer stations and we cannot provide assurance that we will maintain these relationships or continue to access services at current or higher levels.

We do not own or operate all of our landfills, MRFs, liquid waste processing facilities or transfer stations in certain markets in which we operate. As a result, we rely on third-party landfills, MRFs, liquid waste processing facilities or transfer stations to dispose of waste in certain markets and to conduct our operations at profitable levels. If we are unable to access these third-party facilities or if the rates for such third-party facilities increase, it could increase our expenses and reduce profitability.

We cannot provide assurance that we will maintain our relationships or have access to any particular landfill, MRF, liquid waste processing facility or transfer station at current levels. We also cannot provide assurance that third-party landfills, MRFs, liquid waste processing facilities or transfer stations will continue to permit our usage and charge gate rates that generate acceptable margins for us. Negative impacts could also occur in disposal-neutral markets if our existing third-party landfill, MRF, liquid waste processing facility or transfer station operators fail to renew their operating contracts, if the volume of waste disposal increases and we are unable to find capacity for such increase or if such facility operators increase their gate rates. In addition, new contracts for disposal services that we enter into may not have terms similar to those contained in our existing disposal arrangements, in which case our revenue and profitability could decline.

Our access to equity or debt capital markets is not assured.

Our ability to access equity or debt capital markets may be restricted at a time when we would like, or need, to do so. While we expect we will be able to fund acquisitions and capital expenditures with our existing resources, additional financing, including additional debt, to pursue acquisitions will likely be required. However, particularly if market conditions deteriorate, we may be unable to secure additional financing or such additional financing may not be available to us on favourable terms, which could have an impact on our flexibility to pursue additional acquisition opportunities. In addition, disruptions in the capital and credit markets could adversely affect our ability to draw on our Revolving Credit Facility or raise other capital. Our access to funds under the Revolving Credit Facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period.

The cyclical nature of the infrastructure and soil remediation industry may have a significant impact on the level of competition for available projects.

Fluctuating demand cycles are common in the infrastructure industry and can have a significant impact on the level of competition for available projects. As such, fluctuations in the demand for infrastructure services or the ability of the private and/or public sector to fund projects in then-current economic climate could adversely affect the number of projects available in our markets, pricing and our margins and thus our results, which could cause the price of our subordinate voting shares to decline.

Given the project-based nature of the infrastructure industry, our financial results, similar to others in the industry, may be impacted in any given period by a wide variety of factors beyond our control (as outlined herein) and, as a result, there may be from time to time, significant and unpredictable variations in our quarterly and annual financial results, which could cause the price of our subordinate voting shares to decline.

The changes in demand for soil remediation are typically reactive and correspond directly with demand cycles in the infrastructure industry as infrastructure projects generate a significant majority of the demand for soil remediation services.

Increases in labour costs and disposal and related transportation costs could impact our financial results.

Labour is one of our highest costs and increases in labour costs could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labour costs or recover any increased labour costs through increased prices charged to our customers, or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. In addition, we compete with other businesses in our markets for qualified employees. From time to time, the labour supply is limited in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party providers.

While most of our employees are paid above minimum wage, further increases in the minimum wage could create upward pressure on our labour costs and could have an adverse impact on our financial condition, results of operations and cash flows.

Disposal and related transportation costs are also a significant cost category for us. If we incur increased disposal and related transportation costs and if we are unable to pass these costs on to our customers, our operating results would suffer.

Price increases may not be adequate to offset the impact of increased costs or may cause us to lose customers.

We seek price increases necessary to offset increased costs, to improve operating margins and to obtain adequate returns on our deployed capital. Contractual, general economic, competitive or market-specific conditions may limit our ability to raise prices. As a result of these factors, we may be unable to offset increases in costs, improve operating margins and obtain adequate investment returns through price increases. We may also lose potential and existing customers to lower-price competitors.

Because of our prior acquisitions and future acquisitions we may engage in, our historical operating results may be of limited use in evaluating and predicting our future results.

We have acquired over 140 businesses since our inception in 2007. We expect that we will engage in acquisitions of other businesses from time to time in the future as part of our growth strategy. The operating results of the businesses acquired in Fiscal 2020, Fiscal 2019 and Fiscal 2018 are included in our audited financial statements filed as part of this Annual Report from the respective dates of each such acquisition. Historically, all of our acquisitions have been accounted for using the acquisition method of accounting in accordance with IFRS. Use of this method has resulted in a new valuation of the assets and liabilities of the acquired companies, which has generally led to an increase in asset values. We expect an increase in our depreciation and amortization expense and a reduction in our operating and net income commensurate with such increase. As a result of these acquisitions and any future acquisitions, our historical operating results may be of limited use in evaluating and predicting our future results.

Our operations in the United States and our financial instruments that are denominated in U.S. dollars could expose us to exchange rate fluctuations that could adversely affect our financial performance and our reported results of operations.

Our operations in the United States are conducted in U.S. dollars and the Notes, the Amortizing Notes and the outstanding borrowings under our Term Loan Facility are denominated in U.S. dollars. Our consolidated financial statements are denominated in Canadian dollars, and to prepare those financial statements we must translate the amounts of the assets, liabilities, net sales, other revenues and expenses of our operations in the United States from U.S. dollars into Canadian dollars using exchange rates for the current period. Fluctuations in the exchange rates that are unfavourable to us would have an adverse effect on our financial performance and reported results of operations.

Further, while we hedge a portion of the Term Loan Facility, we do not hedge the entire amount outstanding under our Term Loan Facility. The currency risks associated with the unhedged portion of the Term Loan Facility are managed with the U.S. dollar denominated cash flows generated from our U.S. operations. If we generate insufficient U.S. dollar denominated cash flows from our U.S. operations, we may be exposed to exchange rate risk with respect to the unhedged portion of the Term Loan Facility.

Our results of operations could be affected by changing prices or market requirements for recyclable materials.

Our results of operations have been and may continue to be affected by changing purchase or resale prices or market requirements for recyclable materials. Our recycling business involves the purchase and sale of recyclable materials, some of which are priced on a commodity basis. The market for recyclable materials, particularly newspaper, corrugated containers, plastics and ferrous and aluminum metals may be adversely affected by price decreases which could negatively impact our operating results. The sale prices of and the demand for recyclable commodities, particularly paper products, are frequently volatile and when they decline, our revenues, operating results and cash flows will be affected, which could cause the price of our subordinate voting shares to decline.

Foreign import and export regulations imposed on recyclables could impact our ability to export recyclable materials.

The waste management industry is subject to foreign import and export regulations imposed on recyclables that may limit the flow of materials into such countries. The Chinese government strictly enforces regulations that establish limits on non-conforming materials that may be contained in imported wastepaper and plastics and restrict the import of certain other plastic recyclables. In 2017, the Chinese government announced a ban on certain materials, including mixed waste paper and mixed plastics from being included in recyclable material, as well as extremely restrictive quality requirements, effective in 2018, that have been difficult for the waste management industry to achieve. Many other markets, both domestic and foreign, have tightened their quality expectations in respect of recyclable materials as well. In addition, other countries have limited or restricted the import of certain recyclables. Single stream MRFs process a wide range of commingled materials and tend to receive a higher percentage of non-recyclables, which results in increased processing and residual disposal costs to achieve quality standards.

The Chinese government also limits the flow of material into the country by restricting the issuance of required import licenses. The use of restrictions on import licenses to restrict flow into China is expected to continue. In recent years, the U.S. has made substantial changes to foreign trade policy and imposed increases in tariffs on international trade. In response, China has imposed new tariffs on the import of recyclable commodities, including wastepaper, plastics and metals. Currently this does not have a significant impact on our operations, but such restrictions and tariffs may have an impact on our ability to export recyclable materials globally.

The waste management industry is undergoing fundamental change as traditional waste streams are increasingly viewed as renewable resources and changes in laws and environmental policies may limit the items that enter the waste stream, any of which may adversely impact volumes at our transfer stations and landfills.

The waste management industry has increasingly recognized the value of the waste stream as a renewable resource and new alternatives to landfilling are being developed that seek to maximize the renewable energy and other resource benefits of waste. In addition, environmental initiatives, such as product stewardship and extended producer responsibility, which hold manufacturers or other actors in the product life cycle responsible for the disposal of manufactured goods, may reduce the volume of products that enter the waste stream. Further, there may be changes in the laws that classify currently unregulated residual materials as waste, reclassify items in the waste stream as hazardous or that otherwise prohibit the disposal of certain wastes in our landfills. These alternatives and changes in laws may impact the demand for landfill space, which may affect our ability to operate our landfills and transfer stations at full capacity, as well as the tipping fees and prices that we can charge. As a result, our revenues and operating margins could be adversely affected.

Cities, municipalities, townships and counties in which we own and/or operate landfills may be required to formulate and implement comprehensive plans to reduce or direct the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs, such as flow control. Some state, provincial and local governments prohibit the disposal of certain types of wastes, such as yard waste, at landfills. Such actions have reduced and may in the future further reduce the volume of waste going to landfills in certain areas, which may affect our ability to operate our landfills at full capacity and could adversely affect our operating results, which could cause the price of our subordinate voting shares to decline.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates.

Provinces, states and local governments increasingly have supported the following alternatives to or restrictions on current landfill disposal: (i) reducing waste at the source, including by encouraging or mandating recycling and composting; (ii) prohibiting disposal of certain types of waste at landfills; and (iii) limiting landfill capacity.

Many provinces and states have enacted or are currently considering, laws regarding waste disposal, including: (i) requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and (ii) prohibiting the disposal of food and organic waste, yard waste, tires and other items in landfills. Even where not prohibited by applicable law, some grocery stores and other businesses have chosen or may in the future choose to divert their waste from landfills, while other companies have set zero waste goals and communicated an intention to cease the disposal of any waste at landfills. Although such mandates and initiatives help to protect our environment, these developments may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for our landfill disposal services.

Changes to patterns regarding disposal of waste could adversely affect our results of operations by reducing the volume of waste available for collection and disposal, thus reducing our earnings.

Waste reduction programs may reduce the volume of solid waste available for collection and disposal in some areas where we operate. Local, state and provincial authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard and other organic wastes, at landfills where we send waste. Any significant change in regulation or patterns regarding disposal of solid waste would have a material adverse effect on our earnings by reducing the level of demand for our services, resulting in decreased revenue and the earnings we are able to generate. Additionally, regulations establishing extended producer responsibility (“EPR”) are being considered or implemented in the United States and Canada. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to take over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. There is no federal law establishing EPR in the United States or Canada; however, provincial, state and local governments could, and in some cases have, taken steps to implement EPR regulations. If wide-ranging EPR regulations were adopted, they could have a fundamental impact on the waste streams we manage and how we operate our business, including contract terms and pricing.

While we have expanded and continue to expand our service offerings to include recyclables and organic waste facilities, there can be no assurance that the volume or pricing of such services would offset any loss in revenue from our landfill operations. If we are not successful in expanding our service offerings, growing lines of businesses to service waste streams that do not go to landfills and providing services for customers that wish to reduce waste entirely, then our revenues may decline.

Fuel supply and prices may fluctuate significantly, and we may not be able to pass on cost increases to our customers.

We rely on diesel fuel to run the majority of our collection vehicles in our solid and liquid waste operations and our equipment used in our transfer stations, landfills, organic waste facilities and infrastructure and soil remediation operations. The price and supply of diesel fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside of our control, such as actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, regional production patterns, weather conditions, political instability in oil and gas producing regions and environmental concerns. Supply shortages could also substantially increase our operating expenses. Additionally, as fuel prices increase, our direct operating expenses increase and many of our suppliers raise their prices as a means to offset their own rising costs. Our contracts or competitive pressures may limit our ability to pass on, or the timing of our ability to pass on, the increases in fuel costs or the full amount of increases in our fuel costs to our customers. We also use natural gas for the operation of part of our solid waste fleet. Natural gas prices are also subject to fluctuation. We do not currently use derivative instruments to hedge against these fluctuations. To the extent that lower fuel prices result in negative CPI on a year-over-year basis, revenue from municipal contracts that provide for both increases and decreases in amounts payable to us as the contractor may reduce our revenue.

Our operations also require the use of products (such as liners at our landfills), the costs of which may vary with the price of petrochemicals. An increase in the price of petrochemicals could increase the cost of those products, which would increase our operating and capital costs. We are also susceptible to increases in indirect fuel fees from our suppliers.

Selling prices in our UMO business are sensitive to changes in the market price of oil. Reductions in oil prices may affect our UMO collections and our pricing. As the price of oil per barrel drops, refineries may reduce their production in response, resulting in a reduction in the amount of UMO that we sell to these refineries that are UMO customers. This may reduce our revenue.

We require sufficient cash flow to reinvest in our business and achieve our financial strategy.

Our financial strategy depends on our ability to generate sufficient cash flow to reinvest in our existing business, fund internal growth, acquire other environmental service businesses and take other actions to enhance our value. We must also use a portion of our cash flows from operating activities for growth and maintenance capital expenditures, including the maintenance of our existing fleet and facilities, which reduces our flexibility to use such cash flows for other purposes, such as reducing our indebtedness. Our capital expenditures could increase if we make acquisitions or bid on new municipal contracts which may require us to provide new vehicles to service the contracts. We may also be required to make unexpected capital expenditures to respond to changes in governmental requirements which govern our operations, such as stricter emissions requirements applicable to our vehicles or our facilities or more stringent odor control requirements. In addition, if we acquire more landfill assets, we will incur higher capital expenditures because of the more capital-intensive nature of the landfill business. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations and incur additional indebtedness or impair our ability to grow our business.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional contracts or retain or obtain necessary operating permits. Each of our collection contracts, municipal contracts, infrastructure contracts, transfer stations, organic facilities or soil remediation or clean or remediated soil site operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, state, provincial or local environmental laws or regulations. We typically satisfy these requirements by posting bonds or letters of credit. Closure bonds are difficult and costly to obtain and are subject to governmental laws or regulations which may change and become increasingly stringent. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional contracts or obtaining or retaining operating permits for our various permitted facilities. Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, state, provincial, or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations, which could cause the price of our subordinate voting shares to decline.

Our business is subject to operational, health and safety and environmental risks, including the risk of personal injury to employees and others.

Provision of environmental services involves risks, such as on- or off-site vehicle or equipment accidents, equipment defects, spills, malfunctions and failures and natural disasters, which could potentially result in releases of hazardous materials, injury or death of employees and others or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. These risks expose us to potential liability, damages, fines or charges for pollution, remediation and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction.

If we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected, which could cause the price of our subordinate voting shares to decline.

We depend on our key personnel.

Our success depends significantly on the continued individual and collective contributions of our senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on our business, results of operations and financial condition. In addition, to implement and manage our business and operating strategies effectively, we must maintain a high level of efficiency and performance, continue to enhance our operational and management systems, and continue to successfully attract, train, motivate and manage our employees. If we are not successful in these efforts, this may have a material adverse effect on our business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of our subordinate voting shares to decline.

Our business is and may be adversely affected by natural disasters, weather conditions and seasonality.

Our operating results fluctuate seasonally. Our solid waste and liquid waste operations can be adversely affected by periods of inclement or severe weather, which could increase the volume of waste collected under our existing contracts, delay the collection and disposal of waste, reduce the volume of waste delivered to our disposal sites, delay the construction or expansion of our landfill sites and other facilities or cause us to incur incremental labour, maintenance and equipment costs and penalties under municipal contracts, some or all of which costs we may not be able to recover from our customers. Our facilities located in the Southeastern and Southern United States are especially susceptible to natural disasters such as hurricanes and tropical storms. A significant natural disaster could severely damage or destroy these facilities, disrupting employees and customers, which could, in turn, significantly adversely affect our business, results of operations and financial condition.

In our infrastructure and soil remediation business line, our operating revenue is lowest in the first quarter primarily due to lower construction project activity in the winter months as a result of winter weather conditions. High precipitation levels, particularly in the spring, can also adversely impact revenue, particularly in the first and second quarters when project start dates are more likely to be delayed or result in the extension of road load restrictions, negatively impacting the volume of soil at our soil remediation facilities. Weather conditions can also cause delays in the timing of purchases of UMO by asphalt plants engaged in road construction.

In addition, natural disasters, such as winter storms, periods of particularly inclement weather or climate extremes resulting from climate change, may also generally force us to temporarily suspend some of our operations and as a result, may significantly affect our operating results, which could cause the price of our subordinate voting shares to decline.

Because of these factors, we expect operating income to generally be lower in the winter months. The impact of adverse weather conditions on our operations may also contribute to variability in our interim and annual period to period results of operations.

An economic downturn may have an adverse impact on our operating results and may expose us to credit risk from our customers.

Our business is subject to a number of general economic factors, many of which are out of our control, which may have a material adverse effect on our business, financial condition and results of operations. These include recessionary economic cycles and downturns in the business cycles of the industries in which our customers conduct business, as well as downturns in the principal regional economies where our operations are located. A weak economy generally results in a decline in solid and certain liquid waste volumes generated as well as in infrastructure and construction and demolition projects which may reduce the volume of contaminated soil at our soil remediation operations and the volume of liquid waste at our sludge pads which would negatively affect our operating results. Consumer uncertainty and the loss of consumer confidence may decrease overall economic activity and thereby reduce demand for the services we provide. Additionally, the decline in liquid or solid waste volumes may result in increased competitive pricing pressure and increased customer turnover, resulting in lower revenue and increased operating costs.

A challenging economic environment may cause some of our customers to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us. This could have a negative impact on our financial condition, results of operations and cash flows, which could cause the price of our subordinate voting shares to decline.

We are increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. The inability to implement new systems or delays in implementing new systems can also affect our ability to realize projected or expected cost savings. Additionally, any systems failures could impede our ability to timely collect and report financial results and other operating information in accordance with our banking and other contractual commitments and our environmental and other permits.

A cybersecurity incident could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ personal information, private information about employees and financial and strategic information about us and our customers. We also rely on a payment card industry compliant third party to protect our customers’ credit card information. While we pursue our strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, we are also expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with acquisitions, new initiatives and our information technology systems generally, we may become increasingly vulnerable to such risks. There is no assurance that we will be insulated from claims relating to cyber-attacks or withstand legal challenges in relation to our agreements with third parties. Any failure or perceived failure by us, or our third-party partners on our behalf, to comply with local and foreign laws regarding privacy and data security, as well as contractual commitments in this respect, may result in governmental enforcement actions, fines, or litigation, which could have an adverse effect on our reputation and business. If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our customers may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years. While we have implemented measures to prevent security breaches and cyber incidents, our preventive measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation, release of sensitive and/or confidential information or intellectual property or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

Damage to our reputation or our brand could adversely affect our business.

Developing and maintaining our reputation and our brand are important factors in our relationship with customers, suppliers and others. Our ability to address adverse publicity or other issues, including concerns about service quality, environmental compliance, efficacy or similar matters, real or perceived, could negatively impact sentiments towards us and our services, and our business and financial results could suffer. In addition, any lawsuits, regulatory inquiries or other legal proceedings brought against us, could create negative publicity, which could damage our reputation and competitive position and adversely affect our business and financial condition, which could cause the price of our subordinate voting shares to decline.

Our business requires us to register as a commercial vehicle operator in the jurisdictions in which we operate and maintain certain standards with respect to the operation of our fleet.

Each of the jurisdictions in which we operate has regulations that govern the operation and safety requirements of our vehicles. For example, the Ministry of Transportation for some Canadian provinces monitors each carrier’s collisions, convictions and fleet inspections and assigns a carrier safety rating based on a pre-determined formula compared with industry performance data. These ratings are important as they determine our ability to operate vehicles in the particular province and may affect our ability to bid on certain municipal and other commercial contracts which require that a bidder have a certain rating at the time of the bid submission. Our failure to maintain the required ratings could adversely affect our results of operations, which could cause the price of our subordinate voting shares to decline.

Increases in insurance costs could reduce our operating margins and reported earnings.

Our operations are subject to risks inherent in an environmental services industry, including potential liability which could result from, among other circumstances, personal injury, environmental claims or property damage. We maintain insurance policies for automobile, general, employers, environmental, products liability, cyber incident, worker’s compensation for our employees in our U.S. operations, directors’ and officers’ fiduciary liability and property insurance. Worker’s compensation insurance for employees of our Canadian operations is covered under various provincial government programs. The availability of, and ability to collect on, insurance coverage is subject to factors beyond our control. In addition, we may become subject to liability hazards in circumstances where we cannot or may elect not to insure (because of high premium costs or other reasons), or for occurrences which exceed maximum coverage under our policies. We also provide group employee health and welfare benefits insurance coverage to our non-unionized employees and unionized employees pursuant to collective bargaining agreements. We have no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change dramatically in the future. Also, our costs of providing group health coverage may increase based on our claims experience. To the extent these costs cannot be passed on to our customers through rate increases, increases in insurance costs could reduce future profitability. Furthermore, the inability to obtain insurance in the future for certain types of losses may require us to limit the services we provide or the areas in which we operate, thereby reducing our revenue. Lastly, the occurrence of a significant uninsured loss could have a material adverse effect on us. Also, due to the variable condition of the insurance market, we may experience future increases in self-insurance levels as a result of increased retention levels and increased premiums. If we elect to assume more risk for self-insurance through higher retention levels, we may experience more variability in our self-insurance reserves and expense.

Governmental authorities have enacted (and are expected to further enact) climate change requirements that could increase our costs to operate.

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and the link they are understood to have to climate change. As a consequence, governments have enacted (and are expected to further enact) laws and regulations to regulate greenhouse gas emissions through requirements of specific controls, carbon levies, cap and trade programs or other measures. Comprehensive greenhouse gas legislation, including carbon pricing and the imposition of fees, taxes or other costs, could adversely affect our collection, disposal and processing operations as well as the operations of our customers. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology such as methane gas collection systems at landfills, and could make our operations less profitable, which could adversely affect our results of operations, which could cause the price of our subordinate voting shares to decline.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties with whom we have a relationship, fail to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations.

It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act and other applicable local laws of Canada and the United States, and we monitor our local partners’ compliance with such laws as well. In 2016, a former officer of a business that the Company acquired was a subject of an enforcement action under the applicable anti-bribery laws of the acquired business’s jurisdiction. As a result of such enforcement action, this officer was convicted of bribery and sentenced to more than five years in a federal prison. We were not subject to any fines or penalties as result of this enforcement action, nor have we received any fines or penalties regarding any other anti-bribery activities in the past five years. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we, our former employees or our local partners fail to comply with such laws. Such damage to our reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

We incur increased expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We are incurring significant legal, accounting, insurance and other expenses as a result of being a public company, which makes operating our business costly and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in the United States and Canada and the rules of the NYSE and TSX substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may strain our financial and management systems, processes and controls, as well as our personnel.

These laws, rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.

As a public company, we are subject to reporting and other obligations under applicable U.S. and Canadian securities laws and the rules of the NYSE and the TSX. We have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the second annual report following the completion of the IPO. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, once we become an “accelerated filer” or a “large accelerated filer” (as such terms are defined under the Exchange Act), we must include a registered public accounting firm’s attestation report on our internal control over financial reporting in our annual report on Form 20-F pursuant to Section 404(b) of the Sarbanes-Oxley Act.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by U.S. and/or Canadian securities laws, including pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of our annual consolidated financial statements, our interim reports, or disclosures that may not be prevented or detected.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and fraud. The inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with U.S. and/or Canada securities laws, including, the Sarbanes-Oxley Act for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our subordinate voting shares and make us subject to investigations by the stock exchanges on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on the NYSE and/or TSX or any other stock exchange on which our subordinate voting shares may be listed. Delisting of our subordinate voting shares on any exchange would reduce the liquidity of the market for our subordinate voting shares, which would reduce the price of and increase the volatility of the market price of our subordinate voting shares.

Efforts by labour unions could divert management attention and adversely affect operating results.

From time to time, labour unions attempt to organize our employees. Negotiating collective bargaining agreements could divert management’s attention, which could adversely affect operating results. Additional groups of employees may seek union representation in the future. As a result of these activities, we may be subject to unfair labour practice charges, complaints and other legal, administrative and arbitral proceedings initiated against us by unions or employees, which could divert management’s attention from our operations, resulting in an adverse impact on our operating results. If we are unable to negotiate acceptable collective bargaining agreements, we may be subject to labour disruptions, such as union-initiated work stoppages or strikes. Depending on the type and duration of any labour disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows. While the majority of our collective agreements contain “no strike” clauses, extended labour disruptions could impact our ability to fulfill our contractual obligations to municipalities and other customers and result in termination of our contracts.

Our accruals for our landfill site closure and post-closure costs and contamination-related costs may be inadequate.

We are required to pay capping, closure and post-closure maintenance costs for all of our owned landfill sites, and in some instances landfill sites that we manage. Our estimates or assumptions concerning future cell development, landfill closure or post-closure costs may turn out to be significantly different from actual results. Our obligations to pay closure or post-closure costs or other contamination-related costs may exceed the amount we have accrued and reserved from funds or reserves established to pay such costs. In addition, subsequent to the completion or closure of a landfill site, we may be liable for unforeseen environmental issues, which could result in our payment of substantial remediation costs. To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing, which could adversely affect our financial condition or operating results and could cause the price of our subordinate voting shares to decline.

Our business may be interrupted by litigation or regulatory or activist action.

We may, in the normal course of business, be subject to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, result in adverse judgements, settlements or fines and create negative publicity. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. In addition, individuals or environmental activists could lobby governments to limit the scope of our operations, especially in connection with obtaining new or expanded permits and regulating disposal sites for remediated soils and organic waste processing facilities. The timing of the final resolutions to lawsuits, regulatory inquiries and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgements, orders or settlements or require us to implement corrective measures or facility modifications, any of which could require substantial payments. Any adverse outcome in such proceedings could adversely affect our operations and financial results, which could cause the price of our subordinate voting shares to decline.

Risks Related to Ownership of Our Securities

The Investors continue to have significant influence over us and decisions that require shareholder approval, and your interests as a shareholder may conflict with the interests of our Investors.

Our multiple voting shares have 10 votes per share and our subordinate voting shares have one vote per share. Collectively, the Dovigi Group holds all of our issued and outstanding multiple voting shares, which represents approximately 3.4% of our total issued and outstanding Shares and approximately 26.3% of the voting power attached to all of the Shares. Each of Sejosa Holdings Inc., Sejosa II Holdings Inc., Josaud Holdings Inc. and Josaud II Holdings Inc. is owned directly or indirectly by Patrick Dovigi, his family members and discretionary trusts settled by family members of Patrick Dovigi.

As of December 31, 2020, the Investors held approximately 63.7% of our total issued and outstanding Shares and approximately 72.3% of the voting power attached to all of the Shares.

The Investors have significant influence over us and decisions that require shareholder approval, including the election of directors and significant corporate transactions. As long as the Investors, or affiliates thereof, own or control at least a majority of the voting power attached to all of the shares, they have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our Articles or by-laws, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Even if their ownership falls below 50% of the voting power attached to all of the shares, the Investors, or affiliates thereof, will continue to be able to strongly influence or effectively control our decisions. The Investor Rights Agreements that the Investors have entered into provide the Investors with certain director nomination rights and pre-emptive rights to subscribe for additional subordinate voting shares (or multiple voting shares, as applicable).

Each of our directors and officers owes a fiduciary duty to us and must act honestly and in good faith with a view to our best interests. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of our shareholders generally. The concentration of voting power may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have a material adverse effect on the market prices of our subordinate voting shares, the TEUs, the separate Purchase Contracts and the Amortizing Notes. The issuance of stock options and other convertible securities could lead to greater concentration of subordinate voting share ownership among insiders and could lead to dilution of subordinate voting share ownership which could lead to depressed subordinate voting share prices. Furthermore, the conversion of multiple voting shares to subordinate voting shares could lead to dilution of subordinate voting share ownership. We may also take actions that shareholders that are not Investors or party to the Investor Rights Agreements or holders of TEUs do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

Certain Investors have representation on our board of directors. This could lead to conflicts of interest, real or perceived, at the board or management level where the interests of the Investors may differ from other stakeholders. Further, the Investors are in a position to effectively influence our management, and their interests may differ from those of the holders of our subordinate voting shares and holders of the TEUs. If the Investors exercise such rights, a change of control may occur and we will be required to comply with the change of control offer obligations under the indentures governing our Notes, the TEUs and other agreements.

The issuance of additional subordinate voting shares, multiple voting shares or preferred shares, as well as the conversion of Convertible Preferred Shares or the settlement of the Purchase Contracts for subordinate voting shares, may have a dilutive effect on the interests of our shareholders.

The issuance of additional subordinate voting shares, multiple voting shares or preferred shares may have a dilutive effect on the interests of our shareholders. The number of subordinate voting shares, multiple voting shares and preferred shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of the NYSE and the TSX, issue additional multiple voting shares, subordinate voting shares or preferred shares from time to time (including pursuant to any equity-based compensation plans that may be introduced in the future), and the interests of shareholders may be diluted thereby. In addition, the Convertible Preferred Shares can be converted into subordinate voting shares by the holder at any time at its election and the Purchase Contracts, which form part of the TEUs, will settle for subordinate voting shares. For more information on the Convertible Preferred

Shares, see the risk factor entitled “Holders of our Convertible Preferred Shares have different rights and privileges than holders of subordinate voting shares”, below.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders. We are also permitted to rely on exemptions from certain governance standards applicable to domestic U.S. issuers.

We are a “foreign private issuer”, as such term is defined in Rule 3b–4 under the Exchange Act. As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a domestic U.S. issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings is governed by Canadian requirements. In addition, our officers, directors and Investors are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and Investors purchase or sell our subordinate voting shares. We are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a domestic U.S. issuer.

We may also take advantage of certain provisions in the NYSE Listing Rules that allow us to follow Canadian law for certain governance matters. Applicable Canadian securities laws encourage, but do not require, that a majority of our board of directors consist of independent directors, that we establish a compensation committee and a nominating committee that is comprised entirely of independent directors, and that the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Accordingly, in the future, the practices and the responsibilities, as well as composition and independence of our board of directors and its compensation and nominating committees may vary from the requirements of NYSE Listing Rules applicable to domestic U.S. issuers. Although we currently follow the corporate governance requirements of the NYSE and do not avail ourselves of the exemptions afforded to foreign private issuers under the NYSE Listing Rules, to the extent permitted pursuant to the NYSE foreign private issuer exemptions, we may in the future decide to follow Canadian corporate governance practices instead of some or nearly all of the NYSE’s corporate governance requirements applicable to domestic U.S. issuers. Following our “home country” governance practices may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to domestic U.S. issuers. See Item 16G. — “Corporate Governance”.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the U.S.; or (3) our business is administered principally in the U.S.

Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. If we lose our foreign private issuer status and decide, or are required, to register as a domestic U.S. issuer, the regulatory and compliance costs to us will be significantly more than the costs incurred as a foreign private issuer. In such event, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on domestic U.S. issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers. We may also be required to modify certain of our policies to comply with accepted governance practices associated with domestic U.S. issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

The market price of our subordinate voting shares may be volatile, which could result in substantial losses for investors.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations and have become especially volatile due to the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could subject the market price of our subordinate voting shares to wide price fluctuations regardless of our operating performance. Some of the factors that may cause the market price of our subordinate voting shares to fluctuate include:

●	significant volatility in the market price and trading volume of comparable companies;
●	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
●	the future sales of subordinate voting shares by our officers, directors, significant shareholders and their affiliates, or the perception that such sales could occur;
●	investors’ anticipation of the potential resale in the market of a substantial number of additional subordinate voting shares received upon settlement of the Purchase Contracts that are a component of the TEUs;
●	possible sales of our subordinate voting shares by investors who view the TEUs as a more attractive means of equity participation in us than owning subordinate voting shares;
●	our dual class share structure;
●	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
●	hedging or arbitrage trading activity that may develop involving the TEUs;
●	short sales, hedging and other derivative transactions in our subordinate voting shares;
●	announcements of new contracts, significant acquisitions or significant agreements by us or by our competitors;
●	litigation or regulatory action against us;
●	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	changes in general political, economic, industry and market conditions and trends;
●	sales of our subordinate voting shares by our directors, executive officers, Investors and existing shareholders and their affiliates;
●	sales, or anticipated sales, of large blocks of our subordinate voting shares;
●	recruitment or departure of key personnel; and
●	other risk factors described in this section of the Annual Report.

Stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our subordinate voting shares. Hence, the market price of our subordinate voting shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our subordinate voting shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

In addition, the market price of the TEUs, the separate Purchase Contracts and the Amortizing Notes may be influenced by yield and interest rates in the capital markets, the time remaining to the mandatory settlement date, our creditworthiness and the occurrence of certain events affecting us that do not result in an adjustment to the minimum settlement rate, maximum settlement rate, reference price and threshold appreciation price, or that result in an adjustment that is not adequate compensation for lost value. In general, as market interest rates rise, notes (such as the Amortizing Notes) bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. We cannot predict the future level of market interest rates. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of the TEUs, the separate Purchase Contracts, the Amortizing Notes and our subordinate voting shares. Any such arbitrage could, in turn, affect the market prices of our subordinate voting shares, the TEUs, the separate Purchase Contracts and the Amortizing Notes. The market price of our subordinate voting shares could also be affected by possible sales of our subordinate voting shares by investors who view the TEUs and/or separate Purchase Contracts as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving the TEUs, the separate Purchase Contracts and our subordinate voting shares. This trading activity could, in turn, affect the market price of the TEUs, the separate Purchase Contracts and the subordinate voting shares.

The subordinate voting shares are equity interests and are subordinate to our existing and future indebtedness and preferred shares.

Our subordinate voting shares are equity interests and do not constitute indebtedness. As such, the subordinate voting shares rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in a liquidation. Additionally, holders of our subordinate voting shares are subject to the prior liquidation rights of holders of our Convertible Preferred Shares and the prior dividend and liquidation rights of any other preferred shares, to the extent we issue preferred shares in the future and the preferred shares remain outstanding at that time. Under the terms of our Articles, our board of directors is authorized to issue classes or series of preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our board of directors is also authorized to issue additional debt. Upon liquidation, lenders and holders of our debt securities and preferred shares would receive distributions of our available assets prior to holders of our subordinate voting shares.

Holders of our Convertible Preferred Shares have different rights and privileges than holders of subordinate voting shares.

The issuance of preferred shares, including Convertible Preferred Shares, dilutes the ownership of holders of subordinate voting shares in the Company and may decrease the amount of cash available for distribution of each subordinate voting share. The Convertible Preferred Shares can be converted by the holder at any time at its election. The Company may also require the conversion of the Convertible Preferred Shares at an earlier date in certain circumstances. The preferred shares, including the Convertible Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to the right of, holders of the subordinate voting shares. See Item 10B. — “Additional Information” — “Memorandum and Articles of Association” —”Convertible Preferred Shares”.

Our level of indebtedness may increase and reduce our financial flexibility.

We are currently indebted under our Credit Agreements and our Notes and we may incur additional indebtedness under the Credit Agreements or otherwise in the future. We are exposed to changes in interest rates on our cash and cash in escrow, bank indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows could be used to service our indebtedness;
●	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
●	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
●	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;
●	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and
●	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as our capacity to fund the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

We may be unable to maintain our credit rating.

We may be unable to maintain our credit rating or execute our financial strategy. Our ability to execute our financial strategy depends in part on our ability to maintain not less than the current ratings on our debt. Moody’s and S&P have both assigned us non-investment grade credit ratings. The credit rating process is contingent upon a number of factors, many of which are beyond our control. Our rating may not remain in effect for any given period of time and our rating may be revised or withdrawn entirely by the rating agency in the future if, in its judgement, circumstances so warrant. If we cannot maintain our current rating, our interest expense could increase and our ability to obtain financing on favourable terms may be adversely affected.

Our ability to pay dividends and to meet our debt obligations depends on the performance of our subsidiaries and the ability to utilize the cash flows from our subsidiaries.

Payment of dividends is dependent on cash flows of the business and is subject to change. The declaration and payment of future dividends will be at the discretion of our board of directors, are subject to compliance with applicable law and any contractual provisions, including under the Credit Agreements and other agreements governing our current and future indebtedness, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. There can be no assurance that we will be in a position to pay dividends at the same rate (or at all) in the future.

Our subsidiaries conduct a portion of our operations and own a portion of our consolidated assets. Consequently, our ability to pay dividends and meet our debt and other obligations depends on cash flows from our subsidiaries and, in the short term, our ability to raise capital from external sources. In the long term, cash flows from our subsidiaries depend on their ability to generate operating cash flows in excess of their own expenditures, common and preferred stock dividends (if any), and debt or other obligations. Our subsidiaries are separate and distinct legal entities that are not obligated to pay dividends or make loans or distributions to us (whether to enable us to pay dividends on our multiple voting shares and subordinate voting shares, to pay principal and interest on our debt, to settle, repurchase or redeem our debt (including the Amortizing Notes) or other securities (including the Purchase Contracts), or to satisfy our other obligations). In addition, certain of our subsidiaries may be limited in their ability to pay dividends or make loans or distributions to us, including, without limitation, as a result of legislation, regulation, court order, contractual restrictions (including pursuant to our credit facilities) and other restrictions or in times of financial distress. As a result, we may not be able to cause our subsidiaries and other entities to distribute funds or provide loans sufficient to enable us to pay dividends and meet our debt and other obligations.

A significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to drop significantly.

As of December 31, 2020, an aggregate principal amount totaling approximately $1,074.6 million was outstanding under the Margin Loans. Each of the Margin Loan Borrowers used the proceeds of its Margin Loan received in connection with the IPO to subscribe for additional shares of Holdings or to make a loan to Holdings, such that Holdings used the proceeds to redeem the 11.000% paid in kind notes of Holdings in full. Each Margin Loan is secured under a security and pledge agreement by a pledge of all of the subordinate voting shares or multiple voting shares held by the relevant Margin Loan Borrower, including those acquired with the proceeds from the Margin Loan (other than those sold by the selling shareholder in the IPO), representing, in aggregate, 211,250,609 subordinate voting shares and 12,062,964 multiple voting shares (67.2% of the number of subordinate voting shares outstanding as of December 31, 2020 and all of the issued and outstanding multiple voting shares). Each Margin Loan has a scheduled maturity of March 5, 2023, other than the Dovigi Group’s Margin Loan, which has a scheduled maturity of December 15, 2022, provided that such scheduled maturity date may be extended in certain circumstances to December 15, 2024.

One or more of the Margin Loan Borrowers may consider it advisable, from time to time, subject to certain requirements under the terms of the Margin Loans, to sell subordinate voting shares in order to finance the repayment of their respective Margin Loans, which number of shares may individually or in the aggregate be significant. In addition, if the price of our subordinate voting shares declines to a level that results in a margin call, absent a repayment of the applicable Margin Loans, the Margin Loan Borrowers would be required to provide additional collateral. In the case of nonpayment at maturity or another event of default (including but not limited to the Margin Loan Borrowers’ inability to satisfy a margin call as described above), the lenders may, in addition to other remedies, exercise their rights under the Margin Loans to foreclose on and sell or cause the sale of the subordinate voting shares and multiple voting shares pledged by a Margin Loan Borrower under a Margin Loan. If subordinate voting shares (including subordinate voting shares issuable upon the conversion of the multiple voting shares) are sold by the Margin Loan Borrowers or by or on behalf of the lenders, such sales could cause our share price to decline.

Because we are incorporated in Ontario, all or a substantial portion of our assets are located in Canada and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of Ontario with our principal place of business in Vaughan, Canada. Some of our directors and officers and the auditors are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgements of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgements obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We are governed by the corporate laws in Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States.

The material differences between the OBCA and our Articles as compared to the DGCL which may be of most interest to shareholders include the following: (1) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions and amendments to our Articles), the OBCA generally requires at least a two-thirds majority vote by shareholders, whereas the DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (2) under the OBCA, shareholders holding 5% or more of our subordinate voting shares in the aggregate can requisition a special meeting at which any matters that can be voted on at our annual meeting can be considered, whereas the DGCL does not give this right; (3) the OBCA requires at least a 50% +1 majority vote by shareholders to pass a resolution for one or more directors to be removed unless otherwise specified in the company’s articles, whereas the DGCL only requires the affirmative vote of a majority of the shareholders; however, many public company charters limit removal of directors to a removal for cause; and (4) under the OBCA and our Articles, our authorized share structure can be amended by a special resolution of the shareholders (and a special separate resolution may be required by shareholders of a share class or series whose rights will be prejudiced), whereas under the DGCL, a majority vote by shareholders is generally required to amend a corporation’s certificate of incorporation and a separate class vote may be required to authorize alterations to a corporation’s authorized share structure.

Our Articles and by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favourable judicial forum for disputes with us.

We have adopted a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the OBCA, having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, or (3) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our Articles. Our forum selection provision also provides that our shareholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our provision. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Province of Ontario. To the fullest extent permitted by law, our forum selection provision applies to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Our forum selection provision seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws/articles are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, a recent decision of the Supreme Court of Canada has cast some uncertainty as to whether forum selection clauses would be upheld in Canada. Accordingly, it is possible that the validity of our forum selection provision could be challenged and that a court could rule that such provision is inapplicable or unenforceable. If a court were to find our forum selection provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of insurance coverage available to us.

Our by-laws provide for the indemnification of our directors and officers. In addition, we entered into agreements prior to the closing of the IPO to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of the indemnification agreements with our director nominees and each of our directors and officers, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of Ontario, Canada, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of insurance coverage available to us.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The Investment Canada Act subjects direct acquisition of control (as defined therein) of us by a “non-Canadian” (as defined therein) to government review. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their subordinate voting shares.

Furthermore, acquisitions of our subordinate voting shares may be subject to filing and clearance requirements under the Competition Act (Canada) where certain thresholds are exceeded. This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or Ontario, or in our Articles on the rights of non-Canadians to hold or vote our subordinate voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

The Amortizing Notes are subject to the prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the Amortizing Notes.

The Amortizing Notes are unsecured obligations, ranking equally with our other senior unsecured indebtedness and effectively junior to any existing and future secured indebtedness we may incur. The indenture that governs the Amortizing Notes does not restrict our or our subsidiaries’ ability to incur additional debt (including secured debt) and, if we do incur additional secured debt, our assets securing any such indebtedness will be subject to prior claims by our secured creditors. In the event of the bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up of our Company, our assets that secure debt will be available to pay obligations on the Amortizing Notes only after all debt secured by those assets has been repaid in full. Holders of the Amortizing Notes will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. If there are not sufficient assets remaining to pay all creditors, then all or a portion of the Amortizing Notes then outstanding would remain unpaid. Additionally, if any portion of the amount payable on the Amortizing Notes upon acceleration is considered by a court to be unearned interest, the court could disallow recovery of any such portion.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in Ontario, Canada as GFL Environmental Inc. on December 19, 2007 under the OBCA, by Patrick Dovigi, our Founder and Chief Executive Officer. We changed our name to GFL Environmental Corporation on February 1, 2011 and became GFL Environmental Inc. on November 3, 2013. On May 31, 2018, GFL Environmental Holdings Inc. (“Holdings”), a predecessor to GFL Environmental Inc., amalgamated with Hulk Acquisition Corp. in connection with the investment in Holdings by certain funds and other entities managed, advised or controlled by or affiliated with BC Partners, an entity affiliated with Ontario Teachers, and affiliates of Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer (collectively, the “Recapitalization”).

On March 5, 2020, we completed our initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 TEUs for total gross proceeds to us of $2,888.8 million (US$2,168.8 million) (collectively, the “IPO”). In connection with the IPO, GFL Environmental Inc. amalgamated with Holdings and continued as GFL Environmental Inc. In connection with such amalgamation, we amended our Articles to, among other things, create an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, and an unlimited number of preferred shares. All of the issued and outstanding shares of Holdings were then exchanged for subordinate voting shares and multiple voting shares of the Company.

Our Articles were further amended on September 30, 2020 to create the Convertible Preferred Shares. GFL subsequently amalgamated with certain of its wholly owned subsidiaries on January 1, 2021.

Our subordinate voting shares trade on the NYSE and the TSX under the symbol “GFL” and our TEUs trade on the NYSE under the symbol “GFLU”.

Our fiscal year ends on December 31 of each calendar year. Our Annual Financial Statements as of December 31, 2020, 2019 and 2018, and for the periods ended December 31, 2018 and May 31, 2018, reflect the periods both prior and subsequent to the Recapitalization. Our fiscal year ended December 31, 2018, which we refer to as “Fiscal 2018”, is presented separately for (i) the predecessor period from January 1, 2018 through May 31, 2018, which we refer to as the “Predecessor 2018 Period”, and (ii) the successor period from June 1, 2018 through December 31, 2018, which we refer to as the “Successor 2018 Period”, with the periods prior to the Recapitalization being labeled as “Predecessor” and the periods subsequent to the Recapitalization being labeled as “Successor”.

Our agent for service of process in the United States is Corporate Creations Network Inc., whose address is 3411 Silverside Road, Tatnall Building, Suite 104, Wilmington, DE 19810.

Our head and registered office is located at 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9. Our telephone number at our head and registered office is (905) 326-0101. Our website address is http://gflenv.com. Information contained on, or accessible through, our website is not part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC also maintains a website at http://sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For a description of our principal capital expenditures, see Item 4B. “Information on the Company” — “Business Overview”.

B.	Business Overview

We are the fourth largest diversified environmental services company in North America, as measured by revenue and North American operating footprint. We have secured our significant footprint and leadership position in the environmental solutions market through continual innovation, strategic and targeted growth, an inherent commitment to sustainability and investing in our employees and communities.

We operate in the large and stable North American environmental services industry. Key characteristics of our industry include relative recession resistance, high visibility of waste volumes, a stringent regulatory framework, high capital intensity to achieve scale and significant fragmentation which, in turn, has led to strong consolidation activity.

Recognized by our signature fleet of bright green trucks, we offer a robust, integrated and sophisticated approach to meeting all of our customers’ environmental service needs, including the increasing demand for sustainable solutions. Our diversified offerings consist of solid and liquid waste management and infrastructure and soil remediation services, including collection, transportation, transfer, recycling and disposal services for municipal, residential, and commercial and industrial customers. Across our operations, we are supported by more than 15,000 employees.

Through a combination of organic growth and acquisitions, we have built a leading platform with broad geographic reach and scalable capabilities, operating throughout Canada and in 27 states in the United States. The map below shows our strategically-located facility network.

Canada
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
Newfoundland and Labrador
Nova Scotia
Maine
New York
VT
Washington
Montana
North Dakota
South Dakota
Minnesota
Wisconsin
Michigan
Oregon
Idaho
Wyoming
Iowa
United States
Nevada
Utah
Colorado
Kansas
Missouri
Illinois
Indiana
Ohio
Pennsylvania
West Virginia
Kentucky
Virginia
California
Arizona
New Mexico
Oklahoma
Arkansas
Tennessee
North Carolina
Mississippi
Georgia
Texas
Louisiana
Florida
Headquarters
Landfill
Hauling
Transfer Station & Other(1)

(1) Other includes: material recovery, recycling, liquid waste, organics processing and soil remediation facilities.

In each of our markets, our strong competitive position is supported by the significant capital investment that would be required to replicate our valuable network infrastructure and asset base, our productivity from route density that we have developed to date, as well as by the stringent permitting and regulatory compliance requirements to operate a platform of our size.

Our business is well diversified across business lines, geography and service type, allowing us to maintain strong revenue growth across macroeconomic cycles. We generate 52% of our revenue from our U.S. operations and 48% of our revenue from our Canadian operations. The following chart reflects a breakdown of revenue by business line for each of Fiscal 2020, Fiscal 2019 and Fiscal 2018:

	Successor						Predecessor
					Period ended		Period ended
	Year ended		Year ended		December 31, 2018		May 31, 2018
	December 31, 2020		December 31, 2019		(214 days)		(151 days)
($millions)	Revenue	%	Revenue	%	Revenue	%	Revenue	%
Residential	$1,067.8	25.4%	$815.3	24.4%	$272.1	22.2%	$135.4	22.0%
Commercial/industrial	1,350.1	32.2	1,106.9	33.1	340.1	27.8	173.2	28.0
Collection	2,417.9	57.6	1,922.2	57.5	612.2	50.0	308.6	50.0
Landfill	348.4	8.3	255.5	7.6	77.8	6.4	37.2	6.0
Transfer	426.7	10.2	337.2	10.1	98.2	8.0	56.4	9.0
Material recovery	263.3	6.3	95.5	2.9	28.2	2.3	18.2	3.0
Other	226.6	5.4	172.0	5.0	83.1	6.8	40.1	6.0
Solid waste	3,682.9	87.8	2,782.4	83.1	899.5	73.5	460.5	74.0
Infrastructure and soil remediation	535.1	12.8	538.3	16.1	260.7	21.3	135.1	22.0
Liquid waste	455.8	10.9	385.2	11.5	168.3	13.7	88.7	14.0
Intercompany revenue	(477.6)	(11.5)	(359.0)	(10.7)	(103.7)	(8.5)	(56.5)	(10.0)
Revenue	$4,196.2	100.0%	$3,346.9	100.0%	$1,224.8	100.0%	$627.8	100.0%

We intend to continue to leverage our platform to pursue new business opportunities and generate network efficiencies by extending our geographic footprint and increasing regional density across our business lines.

We are led by a team of highly experienced and entrepreneurial executives. Patrick Dovigi, our Founder, Chairman, President and CEO, has led our operations since inception in 2007. Mr. Dovigi and our senior leadership team have instilled a results-oriented, entrepreneurial culture that emphasizes operational excellence, the importance of safety for our employees and creating sustainable solutions that allow our customers and the communities we serve to be “Green For Life”.

We have adopted a decentralized operating structure, giving operational oversight to our regional business leaders. We believe this model is advantageous given the regional and fragmented nature of the markets in which we operate and the relationship-based approach to our acquisition strategy. Furthermore, we believe that our operating structure provides our employees with a greater sense of ownership, which drives the efficiency and profitability of our business and provides us insight into the sustainable solutions and services that matter most to our customers, enhances our return on capital and results in revenue growth. Since inception, our management team has built a platform that we believe positions us well for continued growth, margin expansion and strong free cash flow generation.

We are focused on creating long term value for all of our stakeholders by executing on our growth strategy.

Growth Strategies

We expect to achieve our future growth through a three-pronged strategy of (i) generating strong, stable organic revenue growth, (ii) executing strategic, accretive acquisitions, and (iii) driving operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

We are focused on generating strong, stable organic growth and generating free cash flow by serving our existing customers’ demand for all of the environmental solutions that we offer and by attracting new customers. Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our three business lines. We intend to continue to expand our service offerings into new geographic markets and extend our geographic footprint to increase regional density across our business lines.

The revenue generated from both our solid and liquid waste management operations in particular is predictable and recurring in nature as a result of the stability of waste generation and the contractual nature of these business lines. We have also historically demonstrated a strong track record of winning renewals or extensions of existing contracts with our municipal customers and winning repeat business with our major infrastructure and soil remediation and liquid waste customers. We also seek price increases necessary to offset increased costs, to improve operating margins and to obtain superior returns on our deployed capital. We believe that we have the ability to continue to grow our revenue and improve operating margins through the implementation of consistent pricing optimization strategies across our platform.

We have a long-standing commitment to investing and developing the increasingly innovative and advanced environmentally- responsible solutions our customers are looking for. As a result, we believe that we are well-positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands for more sustainable solutions including waste diversion from landfill disposal through alternative solutions such as compost processing, soil remediation and resource recovery through recycling, as well as harnessing power generated by landfills.

Our diversified business model also complements our acquisition strategy. Multiple business lines across different geographies allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our disciplined ability to identify, execute and integrate value-enhancing acquisitions has been a key driver of our growth to date. Since commencing operations in 2007, we have completed over 140 acquisitions. We focus on selectively acquiring premier independent regional operators to create platforms in new markets. We then seek to build scale by making and effectively integrating tuck-in acquisitions that generate meaningful cost synergies by increasing route density and drive margin expansion by leveraging our scalable infrastructure and centralized administrative capabilities. We have a deep and multi-disciplinary team that executes our acquisitions. Such team includes, among others, our Vice President of Corporate Development, our Vice President of Integration, our legal group, corporate development associates, IT professionals, environmental professionals and other support resources.

We have extensive experience in both executing large-scale platform acquisitions and integrating acquired regional businesses into our existing network, expanding their top line revenue and profitability under the GFL banner while maintaining their same high service standards.

While our senior management team is responsible for executing and integrating acquisitions, our decentralized management structure allows us to maintain a robust acquisition pipeline by identifying attractive opportunities at the local market level. We focus on developing relationships with potential vendors over time. Our typical approach to transactions involves engaging internal and/or external specialists and advisors, conducting due diligence, entering into a definitive agreement, closing the transaction and then integrating the acquired business, assets, systems and personnel into our broader operations. We are committed to delivering on the indicative transaction terms we propose to vendors in our letters of intent, including providing a definitive timeline to close. We believe that these core acquisition principles resonate with potential vendors and have enabled us to develop a reputation as an acquirer-of-choice. Additionally, we believe that our entrepreneurial and returns-driven culture is highly attractive to vendors who wish to remain involved in the business after an acquisition has been completed.

Our approach to acquisitions creates meaningful cost synergies by increasing route density and collection volumes, and drives margin expansion by leveraging our scalable infrastructure and centralized administrative capabilities. In addition, successful execution of acquisitions opens new markets to us and provides us with new opportunities to realize cross-selling opportunities.

Driving Operating Cost Efficiencies

In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. As we execute on our growth strategies, we intend to continue to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies that drive operating margin expansion, and realize procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

Principal Capital Expenditures

Our capital expenditures for Fiscal 2020, Fiscal 2019 and Fiscal 2018 amounted to $412.3 million, $437.0 million and $210 million, respectively. Our principal capital expenditures over the past three years have been related to investments in our facilities, technology processes and administrative capabilities in both Canada and the United States. We have funded our capital expenditures with our existing resources. Please see Item 4D. “Information on the Company” — “Property, Plants and Equipment” and Item 5B. “Operating and Financial Review and Prospects” — “Liquidity and Capital Resources”.

Our Operations

Solid Waste

As of December 31, 2020, we had 195 collection operations, 150 owned or managed solid waste transfer stations, 88 owned or managed landfills, 28 MRFs and 15 organic facilities. Our broad network of solid waste facilities underpins our ability to compete in markets with different disposal dynamics and profitably manage the solid waste volumes that we control. In some markets, we create and maintain vertically integrated operations through which we manage our customers’ waste streams from collection to transfer to disposal. By internalizing waste in those markets where we have vertically integrated operations, we are able to deliver high quality customer service and benefit from a stable and predictable revenue stream while maximizing profitability and cash flow from our operations. In disposal neutral markets, or markets with excess landfill capacity, we leverage our control of the substantial solid waste volumes from our collection and transfer stations to negotiate competitive disposal and pricing terms with third party disposal facilities.

Collection Services

Our collection services are provided to customers under (i) municipal collection contracts, (ii) residential subscription agreements, and (iii) commercial customer service agreements.

Municipal contracts generally provide for curbside collection services for all or a portion of the households within a municipality and/or collection services for all municipal facilities within the municipality or designated portion thereof. Municipal contracts are typically awarded on a competitive bid basis for a term ranging from three to 10 years often with additional one-or two-year renewal terms at the option of the municipality, with subsequent terms being negotiated or rebid. In Canada, municipal contracts typically direct collected waste and recyclables to a municipal disposal facility or a municipally designated facility. In our U.S. operations, municipal contracts typically provide us with final disposal optionality, giving us control of solid waste collected through these contracts. Under residential subscription agreements, we collect various waste streams from residents in one or more areas of a municipality under contract with each resident or with the municipality which gives us the exclusive right to provide collection services to those residents.

The fees we charge under our municipal and residential collection contracts are based on a volume, per household, per service or per lift basis. Certain of our municipal collection contracts include annual price adjustment clauses often tied to changes in an underlying base index such as a CPI and adjustments for fuel costs. We also expect to expand the use of waste-related indices for purposes of the annual price adjustment clauses in these contracts.

Some of these adjustments may only result in price increases while others permit both increases and decreases, in each case, based on the relevant index.

Our solid waste commercial service contracts that provide for recurring services typically have three to five year terms with automatic renewals, volume-based pricing and CPI or adjustments based on other waste-related indices, fuel and other adjustments. The fees we charge under our commercial services contracts are determined by a variety of factors, including collection frequency, type of service, type and volume or weight of waste, and type of equipment and containers furnished.

The revenue generated through our collection services is predictable and recurring given the longer term nature of our contracts.

Transfer Services

We have a strategically-located network of owned and managed solid waste transfer stations which allows us to consolidate waste received at these facilities from our own collection operations as well as from third-party solid waste collectors for transport to landfills or other disposal sites. We typically control the ultimate disposal location of the waste volumes received at our transfer stations.

In order to develop, own or operate a transfer station, we are required to go through a stringent governmental review processes to obtain one or more permits. Obtaining these permits is difficult, time consuming and expensive.

Our large network of transfer stations enables us to compete in markets with different disposal dynamics and profitably manage the waste volumes that we control. We are able to internalize significant costs by using our own transfer stations for our collection operations and retaining disposal fees that we would otherwise pay to third parties. Our transfer stations also allow us to consolidate our collected volumes in order to reduce our transportation costs to landfills or other disposal sites.

Our transfer stations generate revenue through tipping fees paid to us by third party haulers and waste generators, including many of our collection operation’s competitors, who use our transfer station facilities due to their proximity to the locations from which waste is collected. The tipping fees we charge are generally based on the weight or volume of the waste received at our transfer stations. We also operate transfer stations for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Landfill, Material Recovery and Organic Processing Services

Our owned landfills generate tipping fees paid to us by municipalities and third-party haulers and waste generators. Our managed landfills in Canada and the United States are under fixed term operating or life-of-site agreements. Under these agreements, the municipality that owns the landfill usually also owns the permit and we provide operations at the landfill, ranging from all daily landfill operations to supervising municipal workers in the conduct of day-to-day operations at the landfill, for a contracted term. In addition, by the terms of these agreements, the municipal property owner, rather than GFL, is generally responsible for final capping, closure and post-closure obligations.

MRFs are specialized facilities that receive, separate and prepare recyclable materials. We offer residential, commercial, industrial and municipal customers’ recovery services for a variety of recyclable materials, including fiber/old corrugated cardboard, mixed papers, glass bottles as well as certain plastics and ferrous/non-ferrous metal. Revenue from our MRF operations is largely generated from the processing fees charged to third parties based on the volume of materials received at our facilities. We also generate revenue from the sale of recyclable materials to third parties.

Residential single-stream programs have greatly increased recycling volumes in North America. Single-stream recycling is possible through the use of various artificial intelligence and optical sorting technologies installed at MRFs. We have invested in upgrades to our Denver MRF to create a “next-generation” recycling facility that employs state-of-the-art technology, including robotics, elliptical fiber separation, and optical sorting, to extract items that are recyclable. Our Winnipeg MRF was awarded the National Waste & Recycling Association 2020 Recycling Facility of the Year. The facility includes a fully automated sorting robot that uses sensors to distinguish recyclable materials at ultra-high speed. This artificially intelligent system is one of only a few in service across North America with the capacity to learn, collect data and establish recycling patterns.

Organics facilities recycle organic waste to produce a high quality compost product, fertilizers and other soil supplements. Our organic facilities help communities reduce their overall greenhouse gas footprint by keeping organic waste out of landfills and by generating a compost product from recycled rather than virgin materials.

Infrastructure and Soil Remediation

Our infrastructure and soil remediation operations are currently concentrated in Southern Ontario and the Northeastern United States, in addition to a facility in California. In this business line, we excavate and transport clean and contaminated soils and remediate and dispose of contaminated and remediated soils. In Canada, we also offer complementary demolition, excavation, shoring and civil services. Soil remediation facilities remediate contaminated soils otherwise destined for landfill disposal for reuse in construction and development projects. As of December 31, 2020, we had 11 soil remediation facilities within our network.

Revenue from our soil remediation operations primarily consists of fees for the excavation and remediation of contaminated soils. Fees are based on the volume of soil being remediated and are typically generated pursuant to short-term, project-specific contracts. We also generate revenue in our infrastructure operations from excavation work which is charged on a per tonne basis, as well as revenue from demolition, infrastructure installation and shoring work that is charged on a project basis. Amounts relating to contract assets are balances due from customers under construction contracts that arise when we receive payments from customers in line with a series of performance related milestones. In our infrastructure business, our work is largely project-based, often involving large multi-year infrastructure projects, such as subway or other large-scale transit expansion projects.

Liquid Waste

In our liquid waste operations, we collect, manage, transport, process and dispose of industrial and commercial liquid wastes, including contaminated waste water, and we resell liquid waste products including UMO and downstream by-products. Our locations also include tank farms where we collect, temporarily store and/or consolidate waste streams for more cost-effective and efficient transportation to end users or to final recycling, treatment or disposal locations. Wherever possible, collected liquid waste (including UMO) is recycled and recovered for reuse, through provincial stewardship programs in Canada. The scale of our operations and breadth of our liquid waste services also allow us to cross-sell solid waste services to our liquid waste customers and liquid waste services to our infrastructure and soil remediation customers in those markets where we operate these lines of business. We also provide a broad range of both regularly scheduled and on-call industrial waste management services, including emergency response services. Revenue in our liquid waste operations is generated from fees charged to customers on a per service, volume and/or hourly basis as well as the sale of UMO and downstream by-products. As of December 31, 2020, we had 75 liquid waste collection, processing or storage facilities.

Customers

We have a large and diverse customer base. Our municipal customer base includes, among others, investment grade-rated municipalities such as the City of Toronto, the City of Hamilton and the City of Vancouver, in Canada and in the United States, the City of Raleigh, the City of Denver and the City of Atlanta, school boards, hospitals and other governmental agencies. Our commercial and industrial customers include large commercial property owners or managers, construction companies, entertainment and recreational facilities and small businesses, such as restaurants. We believe that the breadth of our customer relationships, long-term contracts and high renewal rates provide us with a high degree of revenue and margin stability and visibility.

Management Information and Technology Systems

We have implemented robust infrastructure and information technology systems. We have made significant investments in new technology and in the innovation of existing management and operating processes, including a robust environmental management system that was developed based on the commitments of our Sustainability Policy to track both regulatory compliance and various performance measures. These investments reflect our commitment to providing sustainable environmental solutions for our customers that are also value-enhancing initiatives for our business.

We have core management information systems in place and believe they are scalable to support our future growth plans. This includes our enterprise resource planning system, which connects our accounting and planning functions across our network of facilities and operations. In addition, we have invested in fleet maintenance management and route optimization software systems, as well as in-cab telematics, in order to continually assess and improve our fleet and route management processes, as well as drive performance across our markets and business lines. A focus on fleet optimization and driving performance not only leads to cost savings but also to reductions in our greenhouse gas emissions and improved safety performance.

Built on the foundation of the commitments contained in our Sustainability Policy, we have also developed and implemented a centrally coordinated Environmental Management System (“EMS”) based upon the principles of the U.S. Environmental Protection Agencies Compliance Focused EMS. We use our EMS to consistently monitor and ensure environmental compliance and issue management across our operations.  Our EMS is executed at the business line, facility and regional levels through well-defined roles, responsibilities and accountabilities and is supported by subject matter experts that provide visible leadership and responsibility for tracking and influencing environmental policies and best management practices, as well as assisting operations with identifying and interpreting regulatory requirements

Employee Engagement and Health & Safety

We recognize that we are only as successful as the people we have on our team. Our hard-working, diverse, talented and innovative employees have underpinned our success. Our employees’ hard work, dedication and the pride they show in our business are why we are able to deliver on our promise to meet our customers’ environmental solutions needs safely and efficiently.

We live out our vision of investing in our employees and our communities by developing and maintaining programs that ensure a diverse and safe workforce including through our Safe for Life, health and safety program, that reflects our commitment to supporting a safe environment for our employees as a core part of our business strategy. Safe for Life recognizes that our employees are our greatest asset and our strongest resource in assessing, correcting and executing safe practices. Our commitment to safety extends from our strict regulatory compliance to our wide range of training, coaching and supervision that is based on our internal responsibility system that is designed to ensure that all employees make safe execution of their jobs their first priority by  (i) conducting regular inspections and audits designed to conform adherence to corporate policies and applicable regulations, (ii) documenting standard operating procedures and safe work practices that are used to prevent injuries and illnesses, (iii) engaging communication technologies that centralize corporate data and simplify processes to promote compliance, and (iv) developing a safety culture through regular, timely, job- and task-specific training. We employ technology, including electronic in-cab devices and software compliance tools as part of our Safe for Life system as a tool to enhance daily interactions and supervision. We have been recognized by several health and safety organizations, such as the Infrastructure Health & Safety Association, as well as receiving Certificates of Recognition from the provinces of Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick and Newfoundland issued to companies that provide evidence of their ongoing commitment to safety in the workplace.

We are also fully committed to having a diverse workforce including a diverse leadership team. Forty percent (40%) of our executive leadership team are women and we are implementing programs, through our Women in Waste initiative that we launched in 2019, to increase the participation of women in both hourly and salary roles and to support their training and development within GFL.

Government Regulation

Our operations are subject to a broad range of federal, provincial, state and local laws and regulations in the provinces, states or municipalities in Canada and the U.S. in which we operate. These laws and regulations include requirements to obtain permits, licenses or other governmental authorizations before engaging in various aspects of our operations or as our operations change. Some of these requirements govern our operations at our facilities, the services we perform at our customers’ facilities, as well as the transport of wastes from our own or our customers’ facilities to our own or third party facilities, including, limitations of the types or volume of waste materials that we are authorized to transport, receive, store, treat, recycle or dispose and obligations to investigate, clean-up or take other corrective actions  related to any unauthorized release of regulated materials into the environment. Compliance with this broad range of regulatory requirements requires us to incur both capital and operating expenditures, can be costly and in some instances, difficult to achieve. If we violate any of these laws or regulations, we may be subject to civil or potentially criminal prosecution which may result in the imposition of fines and penalties, some of which may be significant, additional restrictions or limitations on our facilities or operations as well as to the denial or revocation of permits, licenses or authorizations that we require to operate our business. While we believe that our internal management systems are configured to keep our operations in material compliance with applicable federal, state, provincial and local laws, permits, orders and regulations, and that our current operating and capital budgets are adequate to address future compliance  costs, there can be no assurance in this regard. We also anticipate that, given the nature of our business, there will continue to be increased regulation, legislation and regulatory enforcement actions related to our operations. We attempt to anticipate future regulatory requirements and to plan accordingly to remain in compliance with all applicable regulatory frameworks.

In 2020, as a result of the COVID-19 pandemic, governmental authorities in some of the jurisdictions in which we operate imposed new regulations and orders governing the health and safety of our employees. These regulations in some jurisdictions in which we operate also impacted our customers by requiring the temporary shut down or reduction in the permitted scope of many non-essential businesses, including restaurants, bars, gyms, movie theatres and other entertainment or recreational venues.

Canadian Environmental Regulations

Our Canadian operations are primarily regulated by provincial environmental and health and safety legislation, which varies from province-to-province across Canada. Generally, across our business lines, any activity that poses a risk of discharge or release of any material designated as a “contaminant” into the environment requires appropriate provincial permits as well as compliance with applicable, and frequently changing, federal and provincial environmental legislation and regulations. These include provincial legislation that governs discharges into the air or water and include requirements to avoid, reduce and/or clean up substances or wastes discharged into the environment. Our operations are also regulated by municipal by-laws regarding zoning, land use, air emissions, noise, nuisance, wastewater discharge and fill importation.

In several provinces in which we operate, there has been an increasing focus on regulation which encourages or mandates recycling and waste reduction by consumers as well as by certain industrial, commercial, and institutional waste generators. These regulations include laws which prohibit or financially penalize the disposal in landfill of certain types of wastes, such as food and yard waste, tires, batteries, electrical and electronic equipment and certain construction and demolition materials.

In 2020, Ontario introduced for comment a proposed regulation, which if passed, would introduce an EPR regime, starting in 2023. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to take over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. An EPR regime has been in place in British Columbia since 2014. In May of 2020, GFL commenced a 5-year contract with Recycle BC, the association of producers responsible for residential packaging and paper recycling in the province, to process recyclables across British Columbia. GFL expects that other provinces in Canada in which we operate may also adopt EPR legislation in the future.

Federal statutes in Canada also govern certain aspects of our operations, including greenhouse gas emissions from our facilities and the cross border transport of certain kinds of waste between Canada and the U.S. and between provinces in Canada. For example, some of our operations are subject to federal legislation including the Canadian Environmental Protection Act and regulations, particularly the Export and Import of Hazardous Waste and Hazardous Recyclable Material Regulations, the Greenhouse Gas Pollution Pricing Act and the Transportation of Dangerous Goods Act and regulations.

The expansion or establishment of certain waste management projects in Canada, including landfills, may also be subject to provincial and/or federal environmental assessment requirements.

All of our business lines are subject to periodic environmental reporting and permitting requirements. Our infrastructure and soil remediation operations are subject to various regulations and standards, including those regulating the permitted levels of contaminants in soil and the disposal of contaminated soil. Our solid and liquid waste operations are subject to extensive governmental regulation of the collection, transportation, processing, storage and disposal of waste, including matters such as the reporting of spills and discharges of contaminants, standards for the operation of waste management systems, transfer stations, landfills, organic waste facilities and storage and processing facilities and prescribed systems for monitoring specified wastes, as well as requirements to post financial assurances to secure closure and post-closure obligations of our facilities.

Remediation of contamination in connection with our business is primarily regulated by provincial environmental laws. While each province has its own regulatory regime, remediation orders can generally be issued on a joint and several liability basis to persons who caused or permitted the discharge of a contaminant, persons who owned the discharged substance, as well as current and past owners of lands or the source of the contamination and persons who have or have had charge, management or control over lands or the source of the contamination, regardless of fault.

In our solid waste and soil remediation operations, we are required to possess appropriate permits in order to collect waste and to conduct operations at our transfer stations, landfills, organic waste facilities and soil remediation facilities. In some jurisdictions, MRFs also require permits to operate. The final disposal of clean and remediated soil is also typically subject to control under municipal fill and site alteration by-laws. In the liquid waste industry, the collection, transport, processing and disposal of liquid waste requires appropriate permitting. The generation and movement of liquid and hazardous wastes are also subject to provincial generator registration and manifesting requirements. The development of new waste transportation, storage, processing, remediation and disposal facilities also typically require specific waste management approvals. The development of new clean or remediated soil disposal sites often also require specific municipal permits. Any difficulty in obtaining or maintaining such permits, licenses and approvals or any imposition of more stringent requirements of local government bodies with respect to zoning, land use and licensing could result in a delay in our ability to develop or commence operation at any new facility or to maintain operations at our existing facilities as well as increased costs of compliance.

The Canadian federal government and several Canadian provinces in which we have operations have enacted laws to regulate greenhouse gas (“GHG”) emissions. The Canadian federal government’s Greenhouse Gas Pollution Pricing Act took effect in 2019 and establishes a national carbon-pricing regime for certain provinces and territories in Canada. Provinces and territories in Canada may choose to implement their own carbon pollution price or cap and trade system that meets the minimum pricing and emissions reduction targets established in the federal legislation. If they do not do so, then the federal system applies. The federal carbon-pricing regime consists of a carbon levy applied to fossil fuels that emit GHG paid by fuel producers, distributors and certain prescribed users of fossil fuels and an output-based pricing system applied to certain large-emitter industrial facilities with reported emissions of 50,000 tonnes of carbon dioxide equivalent (“CO2e”) or more per year. The carbon levy applies to prescribed liquid, gaseous and solid fuels at a rate that is equivalent to $30 per tonne of CO2e in 2020, increasing annually, until it reaches $50 per tonne of CO2e by 2022. Currently, the federal system applies in the provinces of Alberta, Manitoba, New Brunswick, Ontario and Saskatchewan in which we have operations. The governments of Ontario, Saskatchewan, Manitoba and Alberta have challenged the constitutionality of the federal carbon pricing regime in the Supreme Court of Canada. A decision of the court on the challenge is still pending. Several other Canadian provinces in which we have operations, including Quebec and British Columbia, have adopted legislation that limits GHG emissions through requirements of specific controls, carbon levies, cap and trade programs or other measures. We do not currently have any facilities with reported emissions that exceed 50,000/tonnes/year and we are not required to directly pay carbon taxes. The impact of increased carbon taxes, however, is passed on to all consumers in the price of fuel, as well as other products used in our operations.

Under the Greenhouse Gas Reporting Program, enacted by the federal government under the Canadian Environmental Protection Act, all facilities that emit 10,000 tonnes or more per year of GHG in CO2 equivalent units are required to report their GHG emissions annually. We do not currently have any facilities that are required to report GHG emissions under the Greenhouse Gas Reporting Program.

In November 2020, Canada’s Environment Minister tabled climate accountability legislation that, if passed, would formally commit Canada to a target of net-zero GHG emissions by 2050 and require the federal government to set national targets for the reduction of GHG emissions in Canada  in 5- year increments starting in 2030 in order to achieve the net-zero emissions target by 2050. The Canadian government has also announced its intention, if passed, to increase the federal carbon tax from its current rate of $30 per tonne of CO2e by $15 per tonne per year starting in 2023 to reach $170 per tonne in 2030 with an obligation on the provinces to match the federal increase or be subject to the federal regime.

We continue to monitor the status of the various legislative initiatives going forward and the impact any such developments may have on our Canadian operations. In our 2021 Sustainability Report, we expect to report our specific targets, goals and commitments for, among other things, GHG reductions, having regard to the targets that the Canadian government has indicated it will be seeking to implement.

U.S. Environmental Regulations

In our U.S. operations, regulations applicable to our business are administered by the United States Environmental Protection Agency (the “EPA”) and various other federal, state and local environmental, zoning, health and safety agencies. Further, under certain circumstances, a number of U.S. environmental laws and regulations to which our operations are subject authorize the institution of lawsuits by private citizens and entities other than environmental regulatory authorities to enforce those laws and regulations.

In order to transport waste in the United States, we must have one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency. None of our permits has ever been revoked. Similarly, we are often required to have a local government franchise, which franchise may expire and be subject to modification or revocation. None of our franchises has ever been revoked.

In order to develop, own, operate, expand or modify a landfill, a transfer station or other solid waste facilities, we are required to go through several governmental review processes and obtain one or more permits and often zoning or other land use and local government approvals. Obtaining these permits and zoning, land use and local government approvals is difficult, time consuming and expensive. In addition, this process is often opposed by various local elected officials and citizens’ groups. Once obtained, operating permits generally must be periodically renewed and are subject to periodic modification and, under some circumstances, revocation by the issuing agency.

Our U.S. facilities are subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations that change from time to time and which could give rise to increased capital expenditures and operating costs. U.S. governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations.

In connection with our landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. The principal federal, state and local statutes and regulations applicable to our various U.S. operations are as follows:

The Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”), as amended, regulates handling, transporting and disposing of hazardous and nonhazardous waste and delegates authority to states to develop programs for the safe disposal of solid waste. In 1991, the EPA issued its final regulations under Subtitle D of RCRA, which set forth minimum federal performance and design criteria for solid waste landfills. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the Subtitle D standards. RCRA also imposes extensive operational, recordkeeping and reporting obligations. We incur costs in complying with these standards in the ordinary course of our operations.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), also known as Superfund, provides for authorized federal authorities to respond directly to releases or threatened releases of hazardous substances (which CERCLA defines substantially more broadly than hazardous wastes under RCRA or similar laws) into the environment. CERCLA also imposes strict liability for cleanup of certain contaminated sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the site and transported hazardous substances to it. Liability under CERCLA is strict, joint and several and not dependent on the intentional release of hazardous substances; it can be based upon the release or threatened release of hazardous substances, even as a result of lawful, unintentional and non-negligent action. The EPA may issue orders requiring responsible parties to clean up affected sites, or may seek recovery of funds spent or to be spent in the future performing the site cleanup. CERCLA also allows for responsible parties to be liable to other entities (including other responsible parties) that have incurred cleanup costs at a site, as provided under the statute. Further, liability for damage to publicly-owned natural resources may also be imposed under CERCLA. We may become subject to liability under CERCLA as a result of our operations, or as a result of conditions on properties we own or operate or formerly owned or operated.

The Federal Water Pollution Control Act of 1972

The Federal Water Pollution Control Act of 1972, known as the Clean Water Act, establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. Various states in the United States in which we operate now or might in the future have delegated authority to implement the Clean Water Act permitting requirements, and some of these states have adopted requirements that are more stringent than the federal requirements.

The Clean Air Act of 1970

The Clean Air Act, as amended, provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. Certain of our operations are subject to the requirements of the Clean Air Act, including our large MSW landfills.

In 1996, the EPA issued New Source Performance Standards (“NSPS”) and emissions guidelines (“EG”) controlling landfill gases from new and existing large MSW landfills. In January 2003, the EPA issued Maximum Achievable Control Technology (“MACT”) standards for MSW landfills subject to the NSPS. These regulations impose limits on air emissions from large MSW landfills, subject to certain operating permit requirements under Title V of the Clean Air Act, and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site. The EPA entered into a settlement agreement with the Environmental Defense Fund to evaluate the 1996 NSPS for new landfills as required by the Clean Air Act every eight years and then revise them if deemed necessary.

In July 2016, as part of the Obama Administration’s Climate Action Plan—Strategy to Reduce Methane Emissions, the EPA issued final NSPS to reduce emissions of methane, which is understood to be a GHG, from new, modified, and reconstructed MSW landfills. The EPA also updated the EG for existing landfills (constructed, modified, or reconstructed on or before July 17, 2014). Both actions will require affected landfills to install and operate a gas collection control system within 30 months after landfill gas emissions reach a new, lower threshold of 34 metric tons of non-methane organic compounds or more per year (whereas the previous threshold was 50 metric tons). Closed landfills under the rule will remain subject to the current threshold of 50 metric tons per year. In May 2017, EPA announced the agency is reconsidering certain aspects of the 2016 final rules for MSW NSPS and EG, as requested by industry. The EPA states that it still intends to complete the reconsideration process but it continues to move forward with additional rulemakings. In October 2018, with respect to the 2016 EG for MSW landfills, the EPA issued a proposal to extend the plan submission deadline, aligning state plan timing requirements with those proposed in the Affordable Clean Energy (“ACE”) rule (in July 2019, the EPA issued the finalized ACE rule). In doing so, the new timing requirements would extend (i) state plan deadlines to August 29, 2019 and (ii) the timing to 2 years for the EPA to promulgate a federal plan for states that fail to submit an approvable state plan. This extension has been subject to litigation, which is still pending. In August 2019, EPA finalized the revisions to the timing requirements for the submission, review and approval of state plans implementing the EG, and promulgation of a federal plan. EPA issued a finding on February 29, 2020 that 42 states failed to timely submit state plans to EPA for review and approval by the August 29, 2019 deadline. The EPA deadline for EPA to promulgate a federal plan to implement the EG is now August 30. 2021.

A final federal plan has not yet been promulgated. Although currently in effect, the ultimate status of the EPA’s 2016 NSPS rule and its related EG going forward is unclear at this time, but if they remain in effect and are not amended or revoked by EPA in subsequent proceedings, we anticipate that capital expenditures and operating costs in respect of our U.S. operations will increase.

In March 2020, EPA finalized a residual risk and technology review of the existing 2003 MACT rules. EPA determined that risks from the MSW source category are acceptable and identified no developments in practices, processes or control technologies that would further reduce emissions of hazardous air pollutants. As part of this review, EPA amended and reorganized the MACT rules to attempt to align the requirements with the 1996 and 2016 NSPS and EG. In doing so, however, EPA created a conflict between the MACT rules and the existing NSPS rules with regard to certain aspects of operating landfill gas collection systems, including wellhead temperature and corrective action. Compliance with the amended MACT rules is required by September 2021. The landfill industry is currently working with EPA to resolve this inconsistency. We do not believe that the regulatory changes will have a material adverse impact on our business as a whole.

We continue to monitor periodic final and proposed rules to increase the stringency of certain National Ambient Air Quality Standards, and related PSD increment/significance thresholds that could affect the cost, timeliness and availability of air permits for new and modified large MSW landfills and landfill gas-to-energy facilities. In general, controlling emissions involves installing collection wells in a landfill and routing the gas to a suitable energy recovery system or combustion device

GHG Regulatory Developments and Climate Change

A variety of other regulatory developments, proposals or requirements have been introduced that are focused on restricting the emission of carbon dioxide, methane and other GHGs. For example, the U.S. Congress has considered legislation directed at reducing GHG emissions. There has been support in various regions of the U.S. for legislation that requires reductions in GHG emissions, and some states have already adopted legislation addressing GHG emissions from various sources. We continue to monitor the status of various rules and regulations going forward and the impact any such developments may have on our U.S. operations. The adoption of climate change legislation or regulations restricting emissions of GHG or ameliorating the effect of climate change may require our landfills to deploy more stringent emission controls and could increase the cost of our U.S. operations.

PFAS

PFAS are a group of man-made chemicals that contain nearly 5,000 different compounds. PFAS are ubiquitous and can be found in a variety of everyday products, including stain- and water-resistant fabrics and carpeting, cleaning products, cookware, paints, and fire-fighting foams. While PFAS compounds remain largely unregulated at the federal level, the EPA has taken some steps to develop guidelines with respect to two PFAS compounds. In May 2016, EPA issued drinking-water health advisories for the sum of PFOA and PFOS at 70 ppt. This remains the nonbinding standard for PFOA and PFOS at the federal level. In the absence of federal standards, some states have developed their own PFAS drinking water standards, which has led to a patchwork of PFAS standards across the country.

In February 2019, the EPA developed the “PFAS Action Plan,” which is a multi-media, multi-program, national research, management, and risk communication plan to address PFAS. The PFAS Action Plan outlines the tools the EPA is developing to, among other things, address PFAS in drinking water, identify and clean up PFAS contamination, expand monitoring of PFAS in manufacturing, increase PFAS scientific research, and exercise effective enforcement tools. In December 2020, the EPA released its Interim Guidance on the destruction and disposal of PFAS and materials that contain PFAS. The Interim Guidance discusses three technologies that may be effective to destroy or control migration of PFAS in the environment and are commercially available, including thermal treatment (incineration, kilns), landfilling and underground injection. The regulation of PFAS at the federal and state levels is evolving. Compliance with new PFAS regulations may require our landfills to monitor for PFAS, pretreat leachate, or restrict the disposal of some PFAS-containing wastes. Any such new regulations could increase the cost of our U.S. operations, while also presenting potential business opportunities for PFAS management, treatment and disposal.

Fuel Efficiency Standards

Emission and fuel economy standards have also been imposed on manufacturers of transportation vehicles (including heavy-duty waste collection vehicles). The EPA and the Department of Transportation’s National Highway Traffic Safety Administration finalized Greenhouse Gas Emissions and Fuel Efficiency Standards for Medium- and Heavy-Duty Engines and Vehicles—Phase 2 on August 16, 2016, as amended in December 2020. The rule will increase fuel economy standards and reduce vehicle emissions standards for our U.S. collection fleet between model years 2021 and 2027. Federal efforts to curtail GHG emissions by requiring increases to the fuel efficiency of light-duty and heavy-duty vehicles could have a material adverse effect on our financial condition, results of operations and cash flows due, in part, to the dependence of our operations on such vehicles.

State and Local Regulations

Each state in the United States in which we operate or might operate in the future has laws and regulations, as well as common law doctrines, governing waste and air pollution and the generation, storage, treatment, handling, transportation and disposal of solid waste, and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. We must comply with these laws and regulations. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many local governments have adopted ordinances, local laws and regulations affecting our U.S. operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities or limit the ability of a landfill or transfer station to accept wastes originating from outside certain geographic areas, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

Permits and approvals may limit the types and volume of waste that may be accepted at certain of our facilities, including our landfills, transfer stations and organic waste facilities. In addition, permits and approvals, as well as some state and local regulations in the United States, might limit a landfill or transfer stations to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states to reduce the amounts of waste exported to other states. Although Congress has not yet passed such legislation, if this or similar legislation were enacted, U.S. states in which we operate landfills could act to limit or prohibit the importation of out-of-state waste. Such U.S. state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

In addition, some U.S. states and localities may for economic or other reasons restrict the export of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the U.S. Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, in 2007, the U.S. Supreme Court upheld the right of a local government to direct the flow of solid waste to a publicly owned and publicly operated waste facility. A number of county and other local jurisdictions have enacted ordinances or other regulations restricting the free movement of solid waste across jurisdictional boundaries. Other governments may enact similar regulations in the future.

These restrictions could result in the volume of waste going to landfills that we own or operate being reduced in some areas, which could adversely affect our ability to operate our landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions might also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and results of operations could be materially adversely affected.

As in Canada, there has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of some types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect our ability to operate our facilities at their full capacity.

Regulations establishing EPR are also being considered in the United States. There is currently no federal law establishing EPR in the United States; however, state and local governments could, and in some cases have, taken steps to implement some aspects of EPR regulations mostly governing the collection and processing of electronic waste although some jurisdictions like California, Maine and Vermont in which we currently have no solid waste operations, have broader state wide product stewardship programs. In addition, some manufacturers have implemented voluntary programs to collect and recycle their products. A significant reduction in the waste, recycling and other streams we manage as a result of the broad adoption at the federal level or by state or local governments of EPR regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

Occupational Health and Safety Legislation

Each province in Canada establishes and administers an occupational health and safety regime. These regimes generally identify the rights and responsibilities of employers, supervisors and workers. Employers are required to implement all prescribed safety requirements and to exercise reasonable care to protect employees from workplace hazards, among other things. In the United States, the Occupational Safety and Health Act of 1970, also known as “OSHA”, establishes employer responsibilities and authorizes the promulgation by the U.S. Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with worker protection standards established by OSHA, to maintain records, to provide workers with required disclosures and to implement health and safety training programs. OSHA is also administered by many state agencies whose programs have been approved by the U.S. Occupational Safety and Health Administration.

In 2020, as a result of the COVID-19 pandemic, governmental authorities in some of the jurisdictions in which we operate imposed new regulations and orders requiring us to adopt measures to protect the health and safety of our employees.

Employment Regulations

In Canada, we are subject to provincial labour and employment laws that govern our relationship with our employees, such as minimum wage, overtime and working condition requirements and employment standards legislation. In the United States, we are subject to federal, state and local laws and regulations regarding our employees, including those regarding classification of employees as overtime exempt or non-exempt, minimum wage, allowance of rest and meal breaks and payment of overtime wages requirements and various anti-discrimination laws.

Transportation Legislation

GFL’s fleet operations are subject to applicable general transportation and dangerous goods transportation legislation in the provinces and states in which we transport waste. If collected waste is transported on roads regulated under Canadian government regulations, the Transportation of Dangerous Goods Act also applies. These standards apply to our vehicles as well as to our drivers. In the United States, we are subject to federal, state and local laws and regulations regarding our transport activities, such as safety, security, hours of service, required registration and licensing to engage in our operations, handling of hazardous materials, insurance requirements and financial responsibility. The regulators responsible for such laws and regulations regularly conduct reviews and audits to determine compliance with the regulatory requirements.

Competition

The North American environmental services industry is highly fragmented. Competition in each of the business lines in which we operate comes from both large public or private companies with a national presence and privately-owned regional or local players. Competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates.

Competition for customers across our business is based primarily on price and quality of service. Our municipal and commercial and industrial contracts in our solid and liquid waste operations and the majority of our work in our infrastructure and soil remediation operations are subject to periodic competitive bidding. In certain markets in our solid waste operations, we also compete with municipal operators of collection and disposal facilities which may have financial and other advantages over us because of their ability to flow control waste streams to their own disposal facilities, as well as their access to tax revenues and tax-exempt financing, as well as user fees and similar charges. The impact of actions taken by our competitors may, from time to time, cause us to reduce our prices, or if we elect not to match prices offered by competitors, to lose business.

Intellectual Property Rights

We have registered the “GFL Green for Life” and “Green Today Green for Life” trademark names and designs with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office. In addition, we hold a number of registered and unregistered trademarks including “GFL Environmental”, “GFL” and others accumulated as a result of our historical acquisitions. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position, and that we have taken the appropriate steps to protect such rights. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our consumers’ positive perception of our operations.

Seasonality

Our operating revenues tend to be higher in the second and third quarters, due to the higher volumes of waste generated during the summer months in many of our solid waste markets, and lower in the first quarter, primarily due to winter weather conditions, which can also impact the level of activity in our liquid waste and infrastructure and soil remediation businesses. Our operations can be adversely affected by periods of inclement or severe weather, which can increase the volume of waste collected under our existing contracts, delay the collection and disposal of waste, reduce the volume of waste delivered by third parties to our disposal sites, delay the construction or expansion of our landfill sites and other facilities, or cause us to incur incremental labour, maintenance and equipment costs and penalties under municipal contracts, some or all of which we may not be able to pass on to our customers.

Liability and Insurance Bonding

We post performance bonds in favour of applicable governmental authorities as a condition of issuing some of our environmental compliance approvals for our permitted facilities. In addition, some municipal solid waste contracts and infrastructure and soil remediation projects may require us to post performance or surety bonds to secure our contractual performance.

C.Organizational Structure

The following chart reflects our organization structure (including the jurisdiction of formation or incorporation of our material subsidiaries). GFL Environmental Inc. holds, directly or indirectly, 100% ownership in each of the subsidiaries.

D.	Property, Plants and Equipment

Our principal property and equipment consist of land and buildings, including landfills, transfer stations, MRFs, soil remediation facilities, organic waste facilities, liquid waste storage and processing facilities, as well as vehicles and equipment to service our operations.

Our principal offices are located in Vaughan, Ontario, Canada, where we occupy approximately 66,000 square feet under a lease that expires in 2028. We also maintain corporate offices in Montreal, Edmonton and Raleigh and regional administrative offices in other markets.

We own a variety of equipment, including waste collection and transportation vehicles, related support vehicles, containers and heavy equipment used in landfill, collection, transfer station, MRFs and organic waste facilities and in our infrastructure and soil remediation operations. In our solid waste operations, we have invested in CNG fueling stations and highly efficient CNG fueled collection vehicles, which as of December 31, 2020, comprised of approximately 14.83% of our solid waste collection fleet. We are also implementing CNG vehicles on a pilot basis in certain of our liquid waste collection operations. These investments result in lower fuel and near term maintenance expenditures, leading to higher operating margins. As we replace and add new vehicles to our fleet, we intend to increase our CNG vehicle count where we have existing CNG facilities and service select new solid waste municipal contract wins with new CNG vehicles.

We have also invested in new technologies such as the addition of side arm loaders to our fleet which we believe will maximize the utilization of our fleet and further support a safer working environment. Fleet standardization initiatives have improved purchasing efficiency, reduced capital expenditure variability and maintenance turnaround time, and minimized parts inventory while also enhancing the overall customer experience and the safety of our employees. We are also evaluating the potential benefits associated with other technologies, including the use of electric vehicles more broadly within our operations.

We believe that our existing facilities and equipment are adequate for our current operations. However, we expect to make additional investments in property, plant and equipment for expansion and replacement of assets in connection with future acquisitions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three months and year ended December 31, 2020

The following Management’s Discussion and Analysis (“Annual MD&A”) for GFL Environmental Inc. (“us”, “we”, “our”, “GFL”, or the “Company”) is dated February 25, 2021 and provides information concerning our results of operations and financial condition for the three months and year ended December 31, 2020. You should read this Annual MD&A together with our audited consolidated financial statements and the related notes for the year ended December 31, 2020 (“Annual Financial Statements”).

For a discussion of the Company’s results of operations and cash flows for the three month period ended December 31, 2019 compared to the three month period ended December 31, 2018, and the year ended December 31, 2019 compared to the 2018 periods presented therein, see, respectively, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources— Cash Flows for the successor three month period ended December 31, 2019 compared to the successor three month period ended December 31, 2018, and the year ended December 31, 2019 compared to the Successor 2018 Period and the Predecessor 2018 Period, respectively” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Analysis of Results for the successor three month period ended December 31, 2019 compared to the successor three month period ended December 31, 2018 and the year ended December 31, 2019 compared to the Successor 2018 Period and the Predecessor 2018 Period” which can be found in (i) the Company’s final prospectus filed with the SEC on March 4,

2020, pursuant to Rule 424(b)(4) (File No. 333-232731), in the case of United States investors, and (ii) the Company’s Supplemented PREP Prospectus filed on SEDAR on March 4, 2020, in the case of Canadian investors (collectively with the prospectus referred to in (i), the “IPO Prospectus”), which section is incorporated by reference herein.

Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 27 states in the United States. GFL had more than 15,000 employees as of December 31, 2020.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL and its parent company GFL Environmental Holdings Inc. (“Holdings”). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity.

On March 5, 2020, GFL completed its initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 tangible equity units (“TEUs”) for total gross proceeds to us of $2,888.8 million (US$2,168.8 million) (collectively, the “IPO”). Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a senior amortizing note (each, an “Amortizing Note”) due March 15, 2023.

Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL” and the TEUs trade on the NYSE under the symbol “GFLU”.

We used the net proceeds from the IPO to redeem our 5.625% USD senior unsecured notes due May 1, 2022 (the “5.625% 2022 Notes”) and our 5.375% USD senior unsecured notes due March 1, 2023 (the “5.375% 2023 Notes”) and a portion of our 7.000% USD senior unsecured notes due June 1, 2026 (the “7.000% 2026 Notes”) and our 8.500% USD senior unsecured notes due May 1, 2027 (the “8.500% 2027 Notes”) and to repay certain indebtedness outstanding under our Revolving Credit Facility and our Term Loan Facility (each as defined herein).

Forward-Looking Information

This Annual MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Our Performance” and “Liquidity and Capital Resources” contains forward-looking information and forward-looking statements which reflect the current view of management with respect to our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following risk factors which are described in greater detail under the heading entitled “Risk Factors”  included elsewhere in the Annual Report: our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; changing governmental regulation, and risks associated with failing to comply; liabilities in connection with environmental matters; loss of municipal and other contracts; potential inability to renew or obtain new landfill or organic waste facility permits and agreements, and the cost of operation and/or future construction of existing landfills or organic waste facilities; our dependence on third party landfills and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health and safety and environmental risks; natural disasters, weather conditions and seasonality; loss of existing customers or inability to obtain new contracts; economic downturn may adversely impact our operating results and cause exposure to credit risks; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; introduction of new tax or accounting rules, laws or regulations; increases in insurance costs; climate change regulations that could increase cost to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; changing competitive dynamics for excess landfill capacity; litigation or regulatory or activist action; and health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic.

Basis of Presentation

Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this Annual MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries, which, for the avoidance of doubt, (i) includes WCA Waste Corporation and the assets and business acquired from Waste Management, Inc. and Advanced Disposal Services, Inc. and their subsidiaries for the period beginning on October 1, 2020 and October 30, 2020, respectively and (ii) includes Waste Industries and its subsidiaries for the period from November 14, 2018 to December 31, 2018 and the years ended December 31, 2019, and  December 31, 2020, respectively. As these transactions are not considered material, they have not been separately disclosed.

Holdings amalgamated with Hulk Acquisition Corp. on May 31, 2018 in connection with the investment in Holdings by certain funds and other entities managed, advised or controlled by or affiliated with BC Partners Advisors L.P., or an entity affiliated with Ontario Teachers’ Pension Plan Board and affiliates of Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer (collectively, the “Recapitalization”). Accordingly, the Annual Financial Statements reflect the periods both prior and subsequent to the Recapitalization. Our fiscal year ends on December 31 of each calendar year. Our fiscal year ended December 31, 2018, which we refer to as “2018”, is presented separately for (i) the predecessor period from January 1, 2018 through May 31, 2018, which we refer to as the “Predecessor 2018 Period”, and (ii) the successor period from June 1, 2018 through December 31, 2018, which we refer to as the “Successor 2018 Period”, with the periods prior to the Recapitalization being labeled as “Predecessor” and the periods subsequent to the Recapitalization being labeled as “Successor”.

The operating results of 2020 and 2019 capture a full 12 months of operating results, whereas the Successor 2018 Period and the Predecessor 2018 Period capture only seven months and five months of operating results, respectively.

This Annual MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations.

In the second quarter of 2019, GFL revised its accounting policy in regard to the presentation in certain “Other” revenue to reflect changes made in the manner in which results were being internally reported and managed. As a result of the policy revision, revenue previously disclosed as attributable to a specific service line was reclassified as “Other” revenue within the revenue by service line disclosure.

During the year ended December 31, 2020, GFL moved one of its business units from its Infrastructure and soil remediation segment to its Solid waste segment to make the segment presentation consistent with an internal management reorganization. This move resulted in a decrease in Solid waste revenue and an increase in Infrastructure and soil remediation revenue. Also, during the year ended December 31, 2020, GFL harmonized the presentation of intercompany revenues across all of its business units for internal reporting purposes to align with how our Chief Operating Decision Maker (“CODM”) reviews results, which resulted in an increase to the amounts disclosed for Landfill, Transfer, Material Recovery and Intercompany revenue within GFL’s revenue by service type disclosure. Additionally, during the year ended December 31, 2020, GFL harmonized the presentation of corporate costs across our segments, which resulted in a reduction in costs and an increase in Adjusted EBITDA for our Solid waste USA segment and a corresponding increase in costs and reduction in Adjusted EBITDA for our Corporate segment.

All previously reported revenue by service type and segment information has been retrospectively adjusted to conform to the updated 2020 presentation.

GFL has amended certain 2019 and 2018 balances due to rounding.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed in this Annual MD&A and in the Annual Report.

Our results for the three months and year ended December 31, 2020 were impacted by acquisitions and associated financing activities as well as organic growth during the periods as a result, in part, from the pricing initiatives that we implemented. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the periods. During the latter half of 2020, our performance was affected by the reduction in commercial activity as a result of the various measures taken by the Canadian and U.S. governments in response to COVID-19. Finally, our results are influenced by seasonality and tend to be higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets, and lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain prices and surcharge increases, win new contracts, and renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our three business lines backed by an extensive geography across Canada and in 27 states in the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in all three of our business lines.

Since 2007, we have completed over 140 acquisitions across each of our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities, and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

Impact of and Response to COVID-19

The spread of the novel coronavirus (“COVID-19”) has created a global health crisis that has resulted in widespread disruption to economic activity in the United States and Canada. Beginning in March 2020, U.S. and Canadian governments as well as numerous state, provincial and local governments implemented certain measures to attempt to slow and limit the spread of COVID-19, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. Throughout the second quarter of 2020, governments in Canada and the U.S. began to lift these measures and reopen businesses. In the latter half of 2020, several measures were re-introduced primarily in major metropolitan areas.

Throughout this period, we have been classified as an “Essential Critical Infrastructure Workforce” by the Government of Canada and the U.S. Department of Homeland Security and as an “Essential Service Provider” by Canadian provinces and the U.S. states in which we operate. As a result, we have continued to provide our essential services during these unprecedented and challenging times.

Our financial results for the three months and year ended December 31, 2020 were impacted by the reduction in commercial activity as a result of the various measures taken by the Canadian and U.S. governments in response to COVID-19. Our overall revenue is heavily weighted to our solid waste business, which is our most resilient business line and is also diversified across geographies and customers. The majority of the revenue we generate in our solid waste business is from secondary markets. The solid waste revenue we generate in major metropolitan centres or primary markets is predominately derived from municipal residential contracts. In the three months ended December 31, 2020, we experienced lower volumes in our solid and liquid waste commercial and industrial collection and post collection businesses due to a decrease in service levels attributable to COVID-19, primarily in the major metropolitan centres that we serve. Our liquid waste business also had lower sales volume of used motor oil (“UMO”) which we believe is a result of the temporary suspension of certain customers’ operations in response to COVID-19. While construction projects in certain jurisdictions have been deemed essential services, due to the protracted duration of the COVID-19 pandemic, we experienced lower volumes in our infrastructure and soil remediation business in the three months ended December 31, 2020. In addition, we experienced an adverse impact on our margins due to the change in revenue mix resulting from fewer low volume high-frequency projects. Due to the rapidly evolving and highly uncertain nature of the COVID-19 pandemic, we are unable to estimate the extent of its impact on our on-going business at this time.

In response to the spread of COVID-19 and resulting governmental measures, we have implemented business continuity initiatives focused on prioritizing the health and safety of our workforce. We have implemented physical distancing protocols, reinforced proper hygiene practices and increased communications to employees reinforcing these practices. As safety is one of our core values, we continue to support and protect the health and well-being of our workforce and customers through ongoing sanitization of equipment and facilities as well as providing personal protection equipment to employees to ensure our ability to continue to safely deliver our services to our communities and customers. We have a flexible cost structure which allows us to manage our operating expenses and capital expenditures. We have deferred certain non-essential capital expenditures originally planned for 2020 and reduced or eliminated certain discretionary costs such as travel and entertainment.

Operating Results

Analysis of results for the three months and the year ended December 31, 2020 compared to the three months and the year ended December 31, 2019

	Three months ended	Three months ended
($millions except per share amounts)	December 31, 2020	December 31, 2019(1), (2)	Change	%
Revenue	$1,235.6	$896.6	$339.0	37.8%
Expense
Cost of sales	1,363.0	872.5	490.5	56.2
Selling, general & administrative expenses	144.8	140.8	4.0	2.8
Interest and other finance costs	137.9	150.4	(12.5)	(8.3)
Impairment and other charges	21.4	—	21.4	—
Other expenses (income)	245.2	(14.0)	259.2	1,851.4
Loss before income taxes	(676.7)	(253.1)	(423.6)	167.4
Income tax recovery	(190.0)	(72.7)	(117.3)	161.3
Net loss	(486.7)	(180.4)	(306.3)	169.8
Loss per share, basic and diluted ($)	(1.39)	(1.00)	(0.39)	39.0
Adjusted EBITDA (3)	$311.2	$208.9	$102.4	49.0%
(1)	The Results of Operations and the Liquidity and Capital Resources sections of the IPO Prospectus provide analysis of results for the three months ended December 31, 2019 compared to the three months ended December 31, 2018 to which there have been no material changes in the results or analysis.
(2)	Weighted average shares for the three months ended December 31, 2019 were adjusted for the share split completed in conjunction with the pre-capital closing changes implemented as part of the IPO.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Annual Financial Statements and related notes.

	Successor			Predecessor
			Period ended	Period ended
	Year ended	Year ended	December 31, 2018	May 31, 2018
($millions except per share amounts)	December 31, 2020	December 31, 2019	(214 days)	(151 days)
Revenue	$4,196.2	$3,346.9	$1,224.8	$627.8
Expense
Cost of sales	4,006.1	3,073.1	1,152.3	551.2
Selling, general & administrative expenses	508.4	396.5	217.7	126.5
Interest and other finance costs	597.6	532.2	242.2	127.4
Impairment and other charges	21.4	—	—	—
Other expenses (income)	418.5	(45.7)	45.3	14.3
Loss before income taxes	(1,355.8)	(609.2)	(432.7)	(191.6)
Income tax recovery	(360.9)	(157.5)	(114.0)	(26.9)
Net loss	(994.9)	(451.7)	(318.7)	(164.7)
Loss per share, basic and diluted ($) (1)	(2.80)	(2.50)	(2.14)	(0.29)
Adjusted EBITDA (2)	1,076.7	825.7	282.0	127.3
Total assets	15,730.0	12,323.8	11,071.6	—
Total cash	27.2	574.8	7.4	—
Total long-term debt	6,166.1	7,625.1	6,288.7	—
Total liabilities	10,050.7	9,555.9	7,879.0	—
Shareholders’ equity	$5,679.3	$2,767.9	$3,192.6	$—
(1)	Loss per share at December 31, 2019 and December 31, 2018 adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of the IPO.
(2)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated.

	Three months ended		Three months ended
	December 31, 2020		December 31, 2019(1)		Revenue Change
($millions)	Revenue	%	Revenue	%	$	%
Residential	$305.1	24.7%	$214.7	23.9%	$90.4	42.1%
Commercial/industrial	418.2	33.8	283.8	31.7	134.4	47.4
Collection	723.3	58.5	498.5	55.6	224.8	45.1
Landfill	143.3	11.6	63.4	7.1	79.9	126.0
Transfer	137.3	11.1	87.9	9.8	49.4	56.2
Material recovery	77.2	6.2	40.6	4.5	36.6	90.1
Other	50.2	4.1	48.8	5.5	1.4	2.9
Solid waste	1,131.3	91.5	739.2	82.5	392.1	53.0
Infrastructure and soil remediation	135.6	11.0	150.9	16.8	(15.3)	(10.1)
Liquid waste	124.4	10.1	100.4	11.2	24.0	23.9
Intercompany revenue	(155.7)	(12.6)	(93.9)	(10.5)	(61.8)	65.8
Revenue	$1,235.6	100.0%	$896.6	100.0%	$339.0	37.8%

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $0.5 million from Infrastructure and soil remediation to Landfill and $0.1 million from each of Commercial and Material recovery to Other.

	Successor						Predecessor
					Period ended		Period ended
	Year ended		Year ended		December 31, 2018		May 31, 2018
	December 31, 2020		December 31, 2019(1)		(214 days)(2)		(151 days)(3)
($millions)	Revenue	%	Revenue	%	Revenue	%	Revenue	%
Residential	$1,067.8	25.4%	$815.3	24.4%	$272.1	22.2%	$135.4	22.0%
Commercial/industrial	1,350.1	32.2	1,106.9	33.1	340.1	27.8	173.2	28.0
Collection	2,417.9	57.6	1,922.2	57.5	612.2	50.0	308.6	50.0
Landfill	348.4	8.3	255.5	7.6	77.8	6.4	37.2	6.0
Transfer	426.7	10.2	337.2	10.1	98.2	8.0	56.4	9.0
Material recovery	263.3	6.3	95.5	2.9	28.2	2.3	18.2	3.0
Other	226.6	5.4	172.0	5.0	83.1	6.8	40.1	6.0
Solid waste	3,682.9	87.8	2,782.4	83.1	899.5	73.5	460.5	74.0
Infrastructure and soil remediation	535.1	12.8	538.3	16.1	260.7	21.3	135.1	22.0
Liquid waste	455.8	10.9	385.2	11.5	168.3	13.7	88.7	14.0
Intercompany revenue	(477.6)	(11.5)	(359.0)	(10.7)	(103.7)	(8.5)	(56.5)	(10.0)
Revenue	$4,196.2	100.0%	$3,346.9	100.0%	$1,224.8	100.0%	$627.8	100.0%

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	Includes reclassification to increase Intercompany revenue by $45.9 million and decrease Infrastructure and soil remediation revenue by $2.1 million. This resulted in increases in revenue of $20.8 million in Landfill, $25.7 million in Transfer, $1.2 million in Material recovery and $0.3 million in Commercial. There was no change in total revenue.
(2)	Includes reclassification to decrease revenues of $35.7 million from Material recovery, $1.8 million from Liquid waste and $0.1 million from Infrastructure and soil remediation. This resulted in increases in revenue of $36.7 million in Other and Landfill for $1.0 million. There was no change in total revenue.
(3)	Includes reclassification to decrease revenues of $21.4 million in Material recovery. This resulted in increases in revenue of $20.5 million in Other, $0.7 million in Liquid waste and $0.2 million in Landfill. There was no change in total revenue.

On a consolidated basis, revenue for the three months ended December 31, 2020 increased by $339.0 million to $1,235.6 million compared to the three months ended December 31, 2019. The increase is primarily attributable to the impact of acquisitions. Revenue from acquisitions completed since October 1, 2019 accounted for approximately $337.5 million of the increase, the majority of which was in our solid waste business. Partially offsetting this increase was reduced volumes in the majority of our businesses attributable to COVID-19, primarily in the major metropolitan centres that we serve. Highlights of the changes in revenue during the three months ended December 31, 2020, excluding the impact of acquisitions include:

●	Solid waste revenue increased by 4.3% from core pricing, surcharge and commodity price increases. Partially offsetting these increases was a 0.3% decrease from lower volumes, which represented an improvement of 139 basis points as compared to the volume decrease during the three months ended September 30, 2020 and was predominately due to a reduction in commercial and industrial collection activity as well as reduced transfer station and organic waste volume, as a result of the various measures implemented by the Canadian and U.S. governments in an effort to limit the spread of COVID-19. Volume was positive in our material recovery facility (“MRF”) operations driven by new processing contracts. Changes in foreign exchange rates decreased revenue by 0.7%.
●	Infrastructure and soil remediation revenue decreased by 11.3%, which represented an improvement of 547 basis points as compared to the organic revenue decline in the three months ended September 30, 2020. The decline is predominantly attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued to progress throughout the fourth quarter, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we continued to realize lower volumes from many of the small volume high frequency soil remediation customers that we typically service resulting from the reduction of those customers’ soil remediation activities in response to COVID-19.
●	Liquid waste revenue decreased organically by 9.2%, which represented an improvement of 907 basis points as compared to the organic revenue decline in the three months ended September 30, 2020. The decrease is due to a combination of lower sales volume of UMO and reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Despite the lower gross selling prices for UMO attributable to the declines in the indices on which our selling prices are based, net selling prices increased 27.5% compared to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

On a consolidated basis, revenue for the year ended December 31, 2020 increased by $849.3 million to $4,196.2 million compared to the year ended December 31, 2019. The increase is primarily attributable to the impact of acquisitions. Revenue from acquisitions completed since January 1, 2019 accounted for approximately $876.0 million of the increase, the majority of which were in our solid waste business. Highlights of the changes in revenue during the year ended December 31, 2020 excluding the impact of acquisitions include:

●	Solid waste revenue increased by 4.3% from core pricing, surcharge and commodity price increases. Partially offsetting these increases was a 2.7% decrease from lower volumes, predominately from a reduction in commercial and industrial activity as well as reduced post collection volume, as a result of the various measures implemented by the Canadian and U.S. governments in an effort to limit the spread of COVID-19. Volume was positive in our MRF operations driven by new processing contracts. Changes in foreign exchange rates increased revenue by 0.6%.
●	Infrastructure and soil remediation revenue decreased organically by 6.2%, a decline predominantly attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued to progress throughout the latter portion of the year, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we realized lower volumes from many of the small volume high frequency soil remediation customers that we typically service resulting from the temporary reduction of those customers’ soil remediation activities in response to COVID-19.
●	Liquid waste revenue decreased organically by 16.1% due to a combination of lower sales volume of UMO and reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Despite the lower gross selling prices for UMO attributable to the declines in the indices on which our selling prices are based, net selling prices were relatively comparable to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

Cost of Sales

	Three months ended		Three months ended
	December 31, 2020		December 31, 2019		Cost Change
($millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$280.3	22.7%	$231.4	25.8%	$48.9	21.1%
Labour and benefits	296.5	24.0	217.5	24.3	79.0	36.3
Maintenance and repairs	109.5	8.9	73.7	8.2	35.8	48.6
Fuel	45.2	3.7	38.8	4.3	6.4	16.5
Mark-to-market loss on fuel hedge	—	—	0.1	—	(0.1)	—
Other cost of sales	90.2	7.2	54.8	6.0	35.4	64.6
Subtotal	821.7	66.5	616.3	68.6	205.4	33.3
Depreciation expense	432.5	35.0	156.4	17.5	276.1	176.5
Amortization of intangible assets	107.5	8.7	86.7	9.7	20.8	24.0
Acquisition rebranding and other integration costs	1.3	0.1	13.1	1.5	(11.8)	(90.1)
Cost of sales	$1,363.0	110.3%	$872.5	97.3%	$490.5	56.2%

	Successor						Predecessor
	Year ended		Year ended		Period ended		Period ended
	December 31, 2020		December 31, 2019		December 31, 2018 (214 days)		May 31, 2018 (151 days)
($millions)	Cost	% of Revenue	Cost	% of Revenue	Cost	% of Revenue	Cost	% of Revenue
Transfer and disposal costs	$954.6	22.7%	$827.6	24.7%	$290.6	23.7%	$155.7	24.8%
Labour and benefits	1,022.7	24.4	811.8	24.3	309.0	25.2	154.8	24.6
Maintenance and repairs	359.3	8.6	270.0	8.1	95.1	7.8	48.3	7.7
Fuel	157.2	3.7	155.9	4.6	64.8	5.3	35.2	5.6
Mark-to-market loss on fuel hedge	1.8	—	1.0	—	—	—	—	—
Other cost of sales	287.0	6.9	194.1	5.8	80.2	6.5	44.5	7.1
Subtotal	2,782.6	66.3	2,260.4	67.5	839.7	68.5	438.5	69.8
Depreciation expense	785.1	18.7	442.2	13.2	172.1	14.1	63.1	10.1
Amortization of intangible assets	427.0	10.2	334.1	10.0	127.5	10.4	40.9	6.5
Acquisition rebranding and other integration costs	11.4	0.3	36.4	1.1	13.0	1.1	8.7	1.4
Cost of sales	$4,006.1	95.5%	$3,073.1	91.8%	$1,152.3	94.1%	$551.2	87.8%

Cost of sales increased by $490.5 million to $1,363.0 million for the three months ended December 31, 2020 compared to the three months ended December 31, 2019. Acquisitions completed since October 1, 2019 were the primary driver of the increase in total costs. Asset Retirement Obligation (“ARO”) depreciation expense of $231.7 million was incurred  due to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for annual valuations. Changes in the individual cost categories as a percentage of revenue were the result of the impact of business mix. The cost of additional safety equipment, hygiene products and cleaning services purchased in the three months ended December 31, 2020 in response to COVID-19 contributed to the increase in cost of sales as compared to the three months ended December 31, 2019. Partially offsetting this increase was our continued focus on cost management and enhancing efficiency. Fuel costs as a percentage of revenue decreased due to the change in business mix as well as a decline in fuel costs compared to the three months ended December 31, 2019. Cost of sales as a percentage of total revenue for the three months ended December 31, 2020 increased by 1,300 basis points to 110.3% compared to the three months ended December 31, 2019. Cost of sales excluding depreciation expenses, amortization of intangible assets, and acquisition rebranding and other integration costs as a percentage of total revenue for the three months ended December 31, 2020 decreased by 210 basis points to 66.5% compared to the three months ended December 31, 2019.

Cost of sales increased by $933.0 million to $4,006.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Acquisitions completed since January 1, 2019 were the primary driver of the increase in total costs including depreciation expense related to property and equipment of $231.7 million as described above. Changes in the individual cost categories as a percentage of revenue were the result of the impact of business mix. Higher headcount related to the organic growth of our business and an increase in insurance costs resulted in higher cost of sales for the year ended December 31, 2020 compared to the year ended December 31, 2019, partially offset by lower transfer and disposal costs in facilities purchased in recent acquisitions and utilized to support new contracts. The cost of additional safety equipment, hygiene products and cleaning services purchased in the year ended December 31, 2020 in response to COVID-19 also contributed to the increase in cost of sales as compared to the year ended December 31, 2019. Cost of sales as a percentage of total revenue for the year ended December 31, 2020 increased by 370 basis points to 95.5% compared to the year ended December 31, 2019. Cost of sales excluding depreciation expenses, amortization of intangible assets, and acquisition rebranding and other integration costs as a percentage of total revenue for the year ended December 31, 2020, decreased by 120 basis points to 66.3% compared to the year ended December 31, 2019.

Selling, General and Administrative Expenses (“SG&A”)

	Three months ended	Three months ended
($ millions)	December 31, 2020	December 31, 2019	Change	%
Salaries and benefits	$65.7	$47.3	$18.4	38.9%
Share-based payments	10.8	3.6	7.2	200.0
Other	37.0	24.2	12.8	52.9
Subtotal	113.5	75.1	38.4	51.1
Depreciation expenses	7.2	5.5	1.7	30.9
Transaction costs	24.1	28.6	(4.5)	(15.7)
Unbilled revenue reversal	—	31.6	(31.6)	—
Selling, general & administrative expenses	$144.8	$140.8	$4.0	2.8%

	Successor			Predecessor
			Period ended	Period ended
	Year ended	Year ended	December 31, 2018	May 31, 2018
($millions)	December 31, 2020	December 31, 2019	(214 days)	(151 days)
Salaries and benefits	$217.5	$170.4	$69.0	$41.4
Share-based payments	37.9	14.5	2.0	18.8
Other	121.2	91.4	36.9	20.7
Subtotal	376.6	276.3	107.9	80.9
Depreciation expense	25.5	23.1	6.1	3.2
Transaction costs	60.1	65.5	103.7	42.4
IPO transaction costs	46.2	—	—	—
Unbilled revenue reversal	—	31.6	—	—
Selling, general & administrative expenses	$508.4	$396.5	$217.7	$126.5

For the three months ended December 31, 2020, SG&A increased by $4.0 million to $144.8 million compared to the three months ended December 31, 2019. The increase was primarily attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since October 1, 2019. SG&A as a percentage of revenue was 11.7% for the three months ended December 31, 2020, compared to 15.7% for the three months ended December 31, 2019. Excluding depreciation expense, transaction costs and unbilled revenue reversal, SG&A as a percentage of revenue was 9.2% for the three months ended December 31, 2020 compared to 8.4% for the three months ended December 31, 2019.

For the year ended December 31, 2020, SG&A increased by $111.9 million to $508.4 million compared to the year ended December 31, 2019. The increase was primarily attributable to the recognition of costs incurred in preparation of the IPO, an increase in share-based payments primarily related to options issued in connection with the IPO, and to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2019. SG&A as a percentage of revenue was 12.1% for the year ended December 31, 2020 compared to 11.8% for the year ended December 31, 2019. Excluding depreciation expense, transaction costs, IPO transaction costs and unbilled revenue reversal, SG&A as a percentage of revenue was 9.0% for the year ended December 31, 2020, compared to 8.3% for the year ended December 31, 2019.

Interest and Other Finance Costs

	Three months ended	Three months ended
($millions)	December 31, 2020	December 31, 2019	Change	%
Interest	$85.3	$121.3	$(36.0)	(29.7)%
Loss on extinguishment of debt	35.5	—	$35.5	—
Amortization of deferred financing costs	10.1	2.6	7.5	288.5
Accretion of landfill closure and post-closure obligations	2.1	1.8	0.3	16.7
Other financing costs	4.9	24.7	(19.8)	(80.2)
Interest and other finance costs	$137.9	$150.4	$(12.5)	(8.3)%

	Successor			Predecessor
			Period ended	Period ended
	Year ended	Year ended	December 31, 2018	May 31, 2018
($millions)	December 31, 2020	December 31, 2019	(214 days)	(151 days)
Interest	$372.4	$472.7	$149.5	$85.1
Loss on extinguishment of debt	168.7	—	—	—
Amortization of deferred financing costs	36.1	9.7	23.3	4.1
Accretion of landfill closure and post-closure obligations	6.9	6.1	1.2	1.3
Other financing costs	13.5	43.7	68.2	36.9
Interest and other finance costs	$597.6	$532.2	$242.2	$127.4

Interest and other finance costs decreased by $12.5 million to $137.9 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. This decrease was predominately due to a reduction in borrowings as a result of the redemption of the 5.625% 2022 Notes and the 5.375% 2023 Notes in their entirety and the partial redemption of the 7.000% 2026 Notes and the 8.500% 2027 Notes with proceeds from the IPO, as well as a decrease in other financing costs of $19.8 million. This was partially offset by a $35.5 million loss on extinguishment of debt related to the repayment of the remaining 7.000% 2026 Notes in the three months ended December 31, 2020.

Interest and other finance costs increased by $65.4 million to $597.6 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was predominantly due to interest and premium costs of which $168.7 million was related to premium and loss on extinguishment of the PIK Notes (as defined herein) and prepayment penalties related to the redemption of the 5.625% 2022 Notes, the 5.375% 2023 Notes and the 7.000% 2026 Notes in their entirety and partial early repayment of the 8.500% 2027 Notes. Additionally, interest expense of $372.4 million for the year ended December 31, 2020 was $100.3 million less than interest expense for the year ended December 31, 2019. The decrease was driven by less long-term debt as we de-levered our statement of financial position as a result of the IPO and reduced our cost of capital through refinancing.

Other Income and Expense

	Three months ended	Three months ended
($millions)	December 31, 2020	December 31, 2019	Change	%
Gain on foreign exchange	$(112.9)	$(14.1)	$(98.8)	700.7%
Mark-to-market loss on Purchase Contracts	355.9	—	355.9	—
Loss on sale of property and equipment	2.2	0.1	2.1	2,100.0
Other expenses (income)	$245.2	$(14.0)	$259.2	1,851.4%

	Successor			Predecessor
			Period ended	Period ended
	Year ended	Year ended	December 31, 2018	May 31, 2018
($millions)	December 31, 2020	December 31, 2019	(214 days)	(151 days)
Gain on foreign exchange	$(37.3)	$(48.9)	$39.6	$16.6
Mark-to-market loss on Purchase Contracts	449.2	—	—	—
Loss on sale of property and equipment	4.6	1.2	4.7	(0.1)
Deferred purchase consideration	2.0	2.0	1.0	1.0
Other	—	—	—	(3.2)
Other expenses (income)	$418.5	$(45.7)	$45.3	$14.3

For the three months ended December 31, 2020, we had $245.2 million of other expenses compared to $14.0 million of other income for the three months ended December 31, 2019. This change was predominately due to $355.9 million of non-cash loss on the revaluation of the Purchase Contracts in the three months ended December 31, 2020. This was partly offset by a foreign exchange gain of $112.9 million predominately arising from the revaluation of the TEUs and the unhedged portion of our U.S. dollar denominated debt to Canadian dollar based on the foreign exchange rate as at December 31, 2020.

For the year ended December 31, 2020, we had $418.5 million of other expenses compared to other income of $45.7 million for the year ended December 31, 2019. This change was predominately due to $449.2 million of non-cash loss on the revaluation of the Purchase Contracts and a foreign exchange gain of $37.3 million predominately arising from the revaluation of the unhedged portion of our U.S. denominated long-term debt based on the strengthening of the U.S. dollar against the Canadian dollar for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Impairment

In the year ended December 31, 2020, we took a $14.2 million impairment charge, primarily consisting of a $11.4 million write down of inventory and a $2.3 million write down to dispose of inventory. Additionally, we wrote off $7.2 million of other assets in relation to funds expected to be received from a previous shareholder of a prior acquisition. As at December 31, 2020, the entire balance was determined to not be recoverable and was expensed in the year.

Income Tax Recovery

Net income tax recovery increased by $117.3 million to $190.0 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. The increase was predominately due to incremental tax losses attributable to increased depreciation expense  from acquisitions and the revaluation of the Purchase Contracts compared to the three months ended December 31, 2019. Our basis for recording income tax recoveries is due to the offsetting of deferred tax liabilities on our balance sheet.

Net income tax recovery increased by $203.4 million to $360.9 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was predominately due to incremental tax losses related to increased depreciation expense from acquisitions, revaluation of the Purchase Contracts, and expenses incurred in connection with the IPO. Our basis for recording income tax recoveries is due to the offsetting of deferred tax liabilities on our balance sheet.

Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and infrastructure and soil remediation services. We are divided into operating segments corresponding to the following lines of business: Solid waste, which includes hauling, landfill, transfers and MRFs; Infrastructure and soil remediation; and Liquid waste.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the CODM who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three months and the year ended December 31, 2020 compared to the three months and the year ended December 31, 2019

The following tables provide a breakdown by operating segment of our gross revenue, intercompany revenue, revenue, and Adjusted EBITDA for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended December 31, 2020
		Intercompany		Adjusted
Successor	Gross Revenue	Revenue	Revenue	EBITDA
Solid waste
Canada	$369.7	$(49.4)	$320.3	$87.6
USA	762.3	(90.5)	671.8	211.8
Solid waste	1,132.0	(139.9)	992.1	299.4
Infrastructure and soil remediation	136.4	(4.0)	132.4	16.4
Liquid waste	122.9	(11.8)	111.1	26.1
Corporate	—	—	—	(30.7)
	$1,391.3	$(155.7)	$1,235.6	$311.2

	Three months ended December 31, 2019(1)
		Intercompany		Adjusted
Successor	Gross Revenue	Revenue	Revenue(2)	EBITDA(3)
Solid waste
Canada	$334.5	$(43.1)	$291.4	$71.9
USA	402.7	(39.0)	363.7	110.0
Solid waste	737.2	(82.1)	655.1	181.9
Infrastructure and soil remediation	151.3	(1.6)	149.7	26.1
Liquid waste	101.9	(10.1)	91.8	16.1
Corporate	—	—	—	(15.2)
	$990.4	$(93.8)	$896.6	$208.9

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	The Results of Operations and the Liquidity and Capital Resources sections of the IPO Prospectus provide analysis of results for the three months ended December 31, 2019 compared to the three months ended December 31, 2018 to which there have been no material changes in the results or analysis.
(2)	Includes reclassification of $0.3 million from Liquid waste to Solid waste Canada.
(3)	Includes reclassification of $6.1 million from Corporate and $1.0 million from Liquid waste to Solid waste USA, and $0.2 million from Solid waste Canada to Solid waste USA.

	Year ended December 31, 2020
		Intercompany		Adjusted
Successor	Gross Revenue	Revenue	Revenue	EBITDA
Solid waste
Canada	$1,417.8	$(187.0)	$1,230.8	$338.6
USA	2,262.0	(236.2)	2,025.8	639.2
Solid waste	3,679.8	(423.2)	3,256.6	977.8
Infrastructure and soil remediation	538.2	(10.9)	527.3	91.6
Liquid waste	455.8	(43.5)	412.3	97.5
Corporate	—	—	—	(90.2)
	$4,673.8	$(477.6)	$4,196.2	$1,076.7

	Year ended December 31, 2019
		Intercompany		Adjusted
Successor	Gross Revenue	Revenue	Revenue(1)	EBITDA(2)
Solid waste
Canada	$1,174.8	$(161.1)	$1,013.7	$267.7
USA	1,603.4	(155.8)	1,447.6	431.0
Solid waste	2,778.2	(316.9)	2,461.3	698.7
Infrastructure and soil remediation	541.0	(6.0)	535.0	103.7
Liquid waste	386.7	(36.1)	350.6	79.5
Corporate	—	—	—	(56.2)
	$3,705.9	$(359.0)	$3,346.9	$825.7

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $1.7 million from Liquid waste into Solid waste Canada.
(2)	Includes reclassification of $1.5 million from Solid waste Canada and $26.4 million from Solid waste USA into Liquid waste in the amount of $3.8 million and Corporate in the amount of $24.1 million.

	Period ended December 31, 2018 (214 days)
		Intercompany		Adjusted
Successor	Gross Revenue	Revenue	Revenue(1)	EBITDA(2)
Solid waste
Canada	$595.5	$(75.3)	$520.2	$142.6
USA	302.0	(8.5)	293.5	63.6
Solid waste	897.5	(83.8)	813.7	206.2
Infrastructure and soil remediation	262.7	(4.0)	258.7	56.4
Liquid waste	168.3	(15.9)	152.4	38.3
Corporate	—	—	—	(18.9)
	$1,328.5	$(103.7)	$1,224.8	$282.0

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $0.6 million from Solid waste Canada into Liquid waste.
(2)	Includes reclassification of $4.9 million from Corporate to Solid waste USA and $0.5 million from Solid waste Canada to Liquid waste.

	Period ended May 31, 2018 (151 days)
		Intercompany		Adjusted
Predecessor	Gross Revenue	Revenue	Revenue(1)	EBITDA(2)
Solid waste
Canada	$362.5	$(40.3)	$322.2	$80.1
USA	97.0	(3.1)	93.9	17.3
Solid waste	459.5	(43.4)	416.1	97.4
Infrastructure and soil remediation	136.2	(2.8)	133.4	23.4
Liquid waste	88.6	(10.3)	78.3	15.8
Corporate	—	—	—	(9.3)
	$684.3	$(56.5)	$627.8	$127.3

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $0.6 million from Solid waste Canada into Liquid waste.
(2)	Includes reclassification of $0.6 million from Solid waste Canada into Liquid waste.

Solid Waste — Canada Segment

Revenue increased by $28.9 million to $320.3 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. The increase was due in part to acquisitions completed since October 1, 2019, which contributed approximately $10.6 million of revenue, $9.0 million from price and surcharge increases and $1.9 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were relatively lower than the prior period, a decrease attributable to a temporary suspension of certain of our price increase initiatives in many of our markets during the period combined with the effect of negative consumer price index (“CPI”) adjustments on certain municipal collection contracts. Volume increased revenue by $7.4 million for the three months ended December 31, 2020 compared to the three months ended December 31, 2019, primarily from higher volumes in MRF operations as a result of the commencement of new MRF contracts in both Eastern and Western Canada and positive landfill volumes. Partially offsetting these increases were lower volumes in our commercial and industrial collection, transfer station and organic waste businesses, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets.

Revenue increased by $217.1 million to $1,230.8 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was predominately due to acquisitions completed since January 1, 2019 which contributed approximately $198.4 million of revenue, $34.1 million from price and surcharge increases and $5.4 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were relatively lower than the prior period, a decrease attributable to a temporary suspension of certain of our price increase initiatives in many of our markets during the period combined with the effect of negative CPI adjustments on certain municipal collection contracts. Volume decreased revenue by $20.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily from lower volumes in our commercial and industrial, transfer station and organic waste businesses, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets. Partially offsetting these volume decreases was higher volume in our MRF operations as a result of commencement of new MRF contracts in both Eastern and Western Canada and positive landfill volumes.

Adjusted EBITDA increased by $15.7 million to $87.6 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019, which is predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 27.3% for the three months ended December 31, 2020, an increase of 260 basis points as compared to the three months ended December 31, 2019. The incremental revenue from acquisitions, primarily attributable to the recent acquisitions of Canada Fibers and solid waste collection businesses, contributed Adjusted EBITDA margins less than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Incremental health and safety costs of $0.4 million and volume declines primarily attributable to COVID-19, also negatively impacted the Adjusted EBITDA margin during the three months ended December 31, 2020. Offsetting the impact of these items was a $3.4 million decrease in fuel and oil costs as a result of lower diesel prices and organic margin expansion attributable to pricing initiatives, cost controls and overall operating leverage.

Adjusted EBITDA increased by $70.9 million to $338.6 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, which is predominately attributable to the previously described change in revenues. Adjusted EBITDA margin for the year ended December 31, 2020, was 27.5%, an increase of 110 basis points as compared to the year ended December 31, 2019. The incremental revenue from acquisitions, primarily attributable to the recent acquisitions of Canada Fibers and solid waste collection businesses, contributed Adjusted EBITDA margins less than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Incremental health and safety costs of $1.5 million, incremental provision for bad debts of $2.5 million and volume declines, all primarily attributable to COVID-19, also negatively impacted the Adjusted EBITDA margin during the year ended December 31, 2020. Offsetting the impact of these items was a $12.4 million decrease in fuel and oil costs as a result of lower diesel prices and organic margin expansion attributable to pricing initiatives, cost controls and overall operating leverage.

Solid Waste — USA Segment

Revenue increased by $308.1 million to $671.8 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. The increase was predominately due to acquisitions completed since October 1, 2019 which contributed approximately $298.4 million of revenue, $14.7 million from price and surcharge increases and $2.3 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $9.3 million for the three months ended December 31, 2020 compared to the three months ended December 31, 2019, primarily from lower commercial and industrial collection businesses and post-collection business, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets. Strengthening of the Canadian dollar against the U.S dollar for the three months ended December 31, 2020, compared to the three months ended December 31, 2019, decreased revenue by $4.8 million.

Revenue increased by $578.2 million to $2,025.8 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was predominately due to acquisitions completed since January 1, 2019 which contributed approximately $533.8 million of revenue, $61.3 million from price and surcharge increases and $5.8 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $45.6 million for the year ended December 31, 2020, compared to the year ended December 31, 2019 primarily from lower volumes in our commercial and industrial collection businesses and post collection business, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets. Strengthening of the U.S. dollar against the Canadian dollar for the year ended December 31, 2020, compared to the year ended December 31, 2019, contributed $22.7 million to revenue.

Adjusted EBITDA increased by $101.8 million to $211.8 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019, predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 31.5% for the three months ended December 31, 2020, an increase of 130 basis points compared to the three months ended December 31, 2019. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, increasing the overall Adjusted EBITDA margin. Organic margin expansion attributable to pricing initiatives, variable cost controls and procurement savings, as well as a $1.7 million impact from reduced fuel costs positively impacted Adjusted EBITDA margins. Partially offsetting these increases were volume declines primarily attributable to COVID-19, which negatively impacted the Adjusted EBITDA margin during the three months ended December 31, 2020.

Adjusted EBITDA increased by $208.2 million to $639.2 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was

31.6% for the year ended December 31, 2020, an increase of 180 basis points compared to the year ended December 31, 2019. The incremental revenue from acquisitions contributed Adjusted EBITDA margins less than the existing base business, reducing the overall Adjusted EBITDA margin. Organic margin expansion attributable to pricing initiatives, variable cost controls and procurement savings, as well as a $6.9 million impact from reduced fuel costs also positively impacted Adjusted EBITDA margins. Partially offsetting these increases was incremental health and safety costs of $0.8 million and volume declines primarily attributable to COVID-19, which negatively impacted the Adjusted EBITDA margin for the year ended December 31, 2020, compared to the year ended December 31, 2019.

Infrastructure and Soil Remediation Segment

Revenue decreased by $17.3 million to $132.4 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019, a decline predominately attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued to progress throughout the quarter, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we continued to realize lower volumes from many of the small volume high-frequency soil remediation customers that we typically service resulting from the reduction of those customers’ soil remediation activities in response to COVID-19.

Revenue decreased by $7.7 million to $527.3 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, predominately driven by acquisitions completed since January 1, 2019 which contributed approximately $25.7 million of revenue in this segment. Offsetting the contribution from acquisitions was an organic revenue decline attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued during the latter half of the year, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we realized lower volumes from many of the small volume high-frequency soil remediation customers that we typically service resulting from the temporary suspension or reduction of those customers’ soil remediation activities in response to COVID-19.

Adjusted EBITDA decreased by $9.7 million to $16.4 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 12.4% for the three months ended December 31, 2020, a decrease of 500 basis points from Adjusted EBITDA margin realized of 17.4% for the three months ended December 31, 2019. The decrease in margin is primarily attributable to the impact of the change in revenue volume and mix described above.

Adjusted EBITDA decreased by $12.1 million to $91.6 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 17.4% for the year ended December 31, 2020, a decrease of 200 basis points from 19.4% Adjusted EBITDA margin realized for the year ended December 31, 2019. The first quarter of the prior year benefited from several high margin specialty projects that did not repeat in the current year. Also, delays in the acquisition of planned equipment purchases to support the growth of the infrastructure and soil remediation business resulted in increased equipment rental costs in the first quarter of the current year as compared to the prior year. The Adjusted EBITDA margin contraction compared to the prior period was primarily attributable to these items and the impact of the change in revenue volume and mix described above, partially offset by the impact of margin accretive acquisitions.

Liquid Waste Segment

Revenue increased by $19.3 million to $111.1 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. Acquisitions completed since October 1, 2019, drove approximately $28.6 million in increased revenue. Offsetting the contribution from acquisitions was an organic revenue decline of $8.5 million, due primarily to reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Lower sales volume of UMO also contributed to the decrease in revenue, although the impact of reduced volumes was partially offset by improved net selling prices. Despite the lower gross selling prices for UMO attributed to the declines in the indices on which our selling prices are based, net selling prices increased 27.5% compared to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

Revenue increased by $61.7 million to $412.3 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. Acquisitions completed since January 1, 2019, drove approximately $118.1 million in increased revenue. Offsetting the contribution from acquisitions was an organic revenue decline of $56.5 million, due primarily to a combination of lower sales volume of UMO and reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Despite the lower gross selling prices for UMO attributed to the declines in the indices on which our selling prices are based, net selling prices were relatively comparable to the prior year as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

Adjusted EBITDA increased by $10.0 million to $26.1 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 23.5% for the three months ended December 31, 2020, an increase of 600 basis points from the Adjusted EBITDA margin realized for the three months ended December 31, 2019. The margin expansion period over period is primarily attributable to the impact of cost control measures implemented to offset the impact of COVID-19, related volume decreases and margin accretive acquisitions partially offset by lower sales volumes of UMO.

Adjusted EBITDA increased by $18.0 million to $97.5 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 23.6% for the year ended December 31, 2020, an increase of 90 basis points from the Adjusted EBITDA margin realized for the year ended December 31, 2019. The margin expansion period over period is primarily attributable to the impact of cost control measures implemented to offset the impact of COVID-19, related volume decreases and margin accretive acquisitions partially offset by lower sales volumes of UMO.

Corporate

Corporate costs increased by $15.5 million to $30.7 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. The increase was predominately attributable to additional headcount and overhead costs to support the growth in the business, including additional insurance costs associated with being a public company. Corporate costs as a percentage of total revenue were 2.5% for the three months ended December 31, 2020, an increase of 80 basis points compared to corporate costs as a percentage of total revenue for the three months ended December 31, 2019.

Corporate costs increased by $34.0 million to $90.2 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was attributable to additional headcount and overhead costs to support the growth in the business, including additional insurance costs associated with being a public company. Corporate costs as a percentage of total revenue were 2.1% for the year ended December 31, 2020, an increase of 40 basis points compared to corporate costs as a percentage of total revenue for the year ended December 31, 2019.

Tangible Equity Units

On March 5, 2020, we completed our offering of 15,500,000 6.00% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a Purchase Contract and an Amortizing Note due March 15, 2023, both of which are freestanding instruments and separate units of account. Amortizing Notes are classified as a financial liability held at cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor.

The value allocated to the Amortizing Notes is reflected as a financial liability in the Annual Financial Statements with payments expected in the next twelve months reflected in the current portion of TEUs.

The value allocated to the Purchase Contracts is reflected as a derivative financial liability. The Purchase Contracts are subsequently measured at fair value through profit or loss. The fair value of the Purchase Contracts is based on the trading price of the Purchase Contracts to the extent an active market exists, otherwise a valuation model is used.

Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.00% per year. On each of March 15, June 15, September 15, and December 15, the Company will pay equal quarterly cash instalments of US$0.7500 per Amortizing Note (except for the June 15, 2020 instalment payment, which was US$0.8333 per Amortizing Note), which cash payment in aggregate will be the equivalent of 6.00% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, the Company will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares, subject to adjustment, based on the Applicable Market Value (as defined herein) of the Company’s subordinate voting shares as described below:

●	If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1930 subordinate voting shares per Purchase Contract;
●	If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and
●	If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of the Company’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

B. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flow from operations and borrowing capacity under our Revolving Credit Facility. We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividend and fund certain tuck in acquisitions consistent with our strategy. As a result of our IPO on March 5, 2020, we have significantly de-levered our balance sheet and have no material debt maturities until May 31, 2025, other than our Revolving Credit Facility which matures on November 24, 2024.

Our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our future operating performance, which will be affected by general economic, financial and other factors including COVID-19 and other factors beyond our control.

As at December 31, 2020, we had:

		Year ended
	Maturity Date	December 31, 2020
Cash on hand	N/A	$27.2
Outstanding under our Revolving Credit Facility	November 24, 2024	148.8
Term Loan Facility	May 31, 2025	1,671.6
4.250% 2025 Secured Notes(1)(3)	June 1, 2025	636.6
3.750% 2025 Secured Notes(1)(3)	August 1,2025	954.9
5.125% 2026 Secured Notes(1)(3)	December 15, 2026	636.6
3.500% 2028 Secured Notes(1)(3)	September 1, 2028	954.9
8.500% 2027 Notes(2)(3)	May 1, 2027	458.4
4.000% 2028 Notes(2)(3)	August 1,2028	636.6
Equipment loans and other	various	9.2
(1)	The 4.250% 2025 Secured Notes, the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes and the 3.500% 2028 Secured Notes are collectively referred to as the “Secured Notes”.
(2)	The 8.500% 2027 Notes and 4.000% 2028 Notes are collectively referred to as the ”Unsecured Notes”.
(3)	The Secured Notes and Unsecured Notes are collectively referred to as the “Notes”.

Cash Flows

Cash Flows for the three months and the year ended December 31, 2020 compared to the three months and the year ended December 31, 2019

	Three months ended	Three months ended
($millions)	December 31, 2020	December 31, 2019(1)	Change	%
Cash flows from operating activities	$163.5	$133.0	$30.5	22.9%
Cash flows used in investing activities	(2,893.8)	(227.7)	(2,666.1)	1,170.9
Cash flows from financing activities	974.1	666.0	308.1	46.3
(Decrease) increase in cash	(1,756.2)	571.3
Changes due to foreign exchange revaluation of cash	(33.8)	3.5
Cash, beginning of period	1,817.2	—
Cash, end of period	$27.2	$574.8
(1)	The Results of Operations and the Liquidity and Capital Resources sections of the IPO Prospectus provide analysis of results for the three months ended December 31, 2019 compared to the three months ended December 31, 2018 to which there have been no material changes in the results or analysis.

	Year ended	Year ended
($millions)	December 31, 2020	December 31, 2019(1)	Change	%
Cash flows from operating activities	$502.2	$251.0	$251.2	100.1%
Cash flows used in investing activities	(4,353.5)	(1,158.3)	(3,195.2)	275.9
Cash flows from financing activities	3,338.3	1,470.5	1,867.8	127.0
(Decrease) increase in cash	(513.0)	563.2
Changes due to foreign exchange revaluation of cash	(34.6)	4.2
Cash, beginning of period	574.8	7.4
Cash, end of period	$27.2	$574.8
(1)	The Results of Operations and the Liquidity and Capital Resources sections of the IPO Prospectus provide analysis of results for the three months ended December 31, 2019 compared to the three months ended December 31, 2018 to which there have been no material changes in the results or analysis.

Operating Activities

Cash from operating activities increased by $30.5 million to $163.5 million for the three months ended December 31, 2020, compared to $133.0 million for the three months ended December 31, 2019. This increase was predominantly attributable to an increase in Adjusted EBITDA offset by lower contributions from non-cash working capital and higher cash interest paid during the three months ended December 31, 2020.

Changes in non-cash working capital items resulted in a source of cash of $56.6 million for the three months ended December 31, 2020, as compared to a source of cash of $127.2 million of cash for the three months ended December 31, 2019. The period over period change was primarily attributable to a use of cash of $137.2 million in accounts receivable as a result of working capital investments relating to acquisitions offset by improved collection results, a source of cash of $46.8 million in accounts payable and accrued liabilities due to timing of payments to vendors and acquisition working capital and a source of cash of $19.4 million in prepaid expenses and other assets.

Cash from operating activities increased by $251.2 million to $502.2 million for the year ended December 31, 2020, compared to $251.0 million for the year ended December 31, 2019. Included in the current year is $152.8 million of IPO related transaction costs (comprised of $73.8 million prepayment penalties, $46.2 million IPO transaction costs, $30.2 million prepayment premium and a $2.6 million net realized foreign exchange loss on repayment of debt). Excluding these IPO related payments, operating activities were a source of $655.0 million of cash during the year ended December 31, 2020, a $404.0 million increase compared to the year ended December 31, 2019. The increase was predominately attributable an increase in Adjusted EBITDA and improvements in working capital.

Changes in non-cash working capital items resulted in a source of cash of $5.2 million for the year ended December 31, 2020, compared to a use of cash of $74.9 million for the year ended December 31, 2019. The period over period change was primarily attributable to a use of cash of $20.4 million in accounts receivable as a result of working capital investments relating to acquisitions offset by improved collection results, a source of cash of $70.1 million in accounts payable and accrued liabilities due to timing of payments to vendors and acquisition working capital and a source of cash of $30.1 million in prepaid and other assets.

Investing Activities

Cash used in investing activities increased by $2,666.1 million to $2,893.8 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. The increase is predominately related to acquisition expenditures of $2,776.7 million for the three months ended December 31, 2020, as compared to acquisition expenditures of $85.5 million for the three months ended December 31, 2019. Capital expenditures decreased by $21.3 million to $122.6 million for the three months ended December 31, 2020, as compared to capital expenditures of $143.9 million for the three months ended December 31, 2019.

Cash used in investing activities increased by $3,195.2 million to $4,353.5 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase is predominately related to acquisition expenditures of $3,941.2 million for the year ended December 31, 2020, as compared to acquisition expenditures of $721.3 million for the year ended December 31, 2019. Capital expenditures decreased by $29.5 million to $428.3 million for the year ended December 31, 2020, compared to capital expenditures of $457.8 million for the year ended December 31, 2019.

Financing Activities

Cash from financing activities increased by $308.1 million to $974.1 million for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. The increase is predominately related to the amount of long term debt issued during the periods, including the issuance of the 4.000% 2028 Notes and the 3.500% 2028 Secured Notes as well as the issuance of preferred shares of $785.1 million during the three months ended December 31, 2020. The increase was partially offset by an increase in repayments of long term debt of $778.6 million, including the 7.000% 2026 Notes and a portion of the Term Loan Facility, for the three months ended December 31, 2020, compared to the three months ended December 31, 2019. In addition, there were payments relating to the Amortizing Notes of $13.4 million, contingent purchase consideration of $19.7 million and dividends of $4.4 million in the three months ended December 31, 2020.

Cash from financing activities increased by $1,867.8 million to $3,338.3 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase is predominately related to the issuance of $4,042.7 million of share capital, $1,006.9 million of TEUs and the incremental amount of long term debt issued during the period, including the issuance of the 4.250% 2025 Secured Notes, 3.750% 2025 Secured Notes, 4.000% 2028 Notes and the 3.500% 2028 Secured Notes for the year ended December 31, 2020. The increase was partially offset by an increase in repayments of long-term debt of $4,630.4 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. In addition, there were payments relating to the Amortizing Notes of $42.8 million, contingent purchase consideration of $31.1 million and dividends of $13.1 million in the year ended December 31, 2020.

Available Sources of Liquidity

Revolving Credit Facility

General

We entered into the Sixth Amended and Restated Credit Agreement, dated as of November 24, 2020, with a syndicate of lenders (the “Revolving Credit Agreement”) to, among other things, (i) amend the applicable margins to a pricing grid based upon a leverage ratio, which resulted in a reduction of the then applicable margin by 50 basis points, (ii) extend the maturity date to November 24, 2024 and (iii) conform certain terms of the Revolving Credit Agreement to our other long term debt arrangements.

Under the Revolving Credit Agreement, we have access to (i) a $628.0 million revolving credit facility (available in Canadian and US dollars), (ii) a $120.0 million letter of credit facility (available in Canadian and US dollars) and (iii) an aggregate US$40.0 million in revolving credit facilities (available in US dollars).

Interest Rates, Fees, and Payments

Under the terms of the facilities under the Revolving Credit Agreement (the “Revolving Credit Facility”), interest rates and margins charged on advances, letters of credit and standby fees are based on GFL’s ratio of Net Funded Debt to Adjusted EBITDA as of the end of the most recently completed fiscal quarter or fiscal year end:

1)	Margins on Bankers’ Acceptances, Bankers’ Acceptance Equivalent Advance, LIBOR rate advance and Letter of Credit fees, between 1.75% to 2.75% per annum, depending on the mechanism used to draw the funds.
2)	Margins on Canadian Rate and US Base Rate loans are currently between 0.75% to 1.75% per annum, depending on the mechanism used to draw the funds.
3)	Commitment Fee Rate between 0.25% and 0.675% per annum.

In the event that the London interbank offered rate is no longer available or used for determining the interest of loans, then the administrative agent under the Revolving Credit Facility and the Company will negotiate to replace the rate of interest applying to LIBOR rate advances with loans using an alternate benchmark rate, giving due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time.

Advances bearing interest based on Canadian Rate or US Base Rate may be prepaid at any time without penalty with written notice one day in advance. Prepayment of Bankers Acceptances and LIBOR rate advances requires two and three days’ written notice, respectively.

Covenants

The Revolving Credit Agreement also contains customary negative covenants including, but not limited to, restrictions on our ability and each of the Revolving Credit Facility guarantors to make certain distributions, merge, consolidate and amalgamate with other companies, make certain investments, undertake asset sales, provide certain forms of financial assistance, incur indebtedness or have any outstanding financial instruments other than certain permitted indebtedness and grants, liens and security interests on, hypothecate, charge, pledge or otherwise encumber their assets other than certain permitted encumbrances.

The Revolving Credit Agreement contains customary affirmative covenants including, but not limited to, delivery of financial and other information to the lenders, notice to the lenders upon the occurrence of certain material events, maintenance of insurance, maintenance of existence, payment of taxes and other claims, maintenance of properties, access to books and records by the lenders, compliance with applicable laws and regulations and further assurances.

Our Revolving Credit Facility contains a financial maintenance covenant. The covenant (which applies only when the Revolving Credit Facility is drawn at or above 35% of the Revolving Credit Facility limit) is a ratio of Total Net Funded Debt to Adjusted EBITDA (each as defined in the Revolving Credit Agreement) equal to or less than 8.00 to 1.00.

Events of Default

The Revolving Credit Agreement provides that, upon occurrence of one or more events of default, our obligations under the agreement and the credit facilities provided pursuant to its terms may be accelerated and the lending commitments under the agreement may be terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, change of control, bankruptcy proceedings, material money judgments, material adverse effect and other customary events of default.

Security and Guarantees

The Revolving Credit Facility is guaranteed by substantially all of our material wholly-owned Canadian and U.S. restricted subsidiaries (the “RCF Subsidiary Guarantors”) (subject to certain customary exceptions), including certain subsidiaries that are not guarantors of the 2027 Unsecured Notes or the 2028 Unsecured Notes. GFL and the RCF Subsidiary Guarantors have provided a first-ranking security interest to the lenders in substantially all present and after-acquired personal property and all other present and future undertaking, tangible and intangible assets and certain real property (subject, in each case, to certain customary exceptions and exclusions). GFL has also pledged the shares of substantially all of its subsidiaries as collateral security and provided first-ranking mortgages or charges by way of a debenture. A pari passu first lien intercreditor agreement was entered into on September 30, 2016 among the administrative agent under the Revolving Credit Agreement, the administrative agent under the Term Loan Credit Agreement, GFL and the guarantors from time to time party thereto and joinders were entered into by the applicable trustee and applicable notes collateral agent under the Existing Secured Indentures, GFL and the guarantors party thereto, which together provide for, inter alia, customary provisions providing for the pari passu equal priority ranking of the security interests provided by GFL and the RCF Subsidiary Guarantors for the Revolving Credit Facility, the security interests provided by GFL and the TF Subsidiary Guarantors (as defined herein) for the Term Loan Facility, and the security interests provided by GFL and the guarantors of the Secured Notes for the Secured Notes.

Term Loan Facility

General

We have a Term Loan Facility totaling US$1,312.9 million which matures on May 31, 2025 and bears interest at a rate of LIBOR plus 3.00% subject to a LIBOR floor of 0.50% or US prime plus 2.00%.We are party to a term facility credit agreement, dated as of September 30, 2016 (as amended as of May 31, 2018, November 14, 2018 and December 22, 2020, collectively. the “Term Facility Credit Agreement”), among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto. On November 14, 2018, we entered into an amendment of the Term Facility Credit Agreement (the “Incremental Term Facility Amendment”) to provide for US$1,710.0 million of incremental term facilities (the “Incremental Term Facility”). Prior to our entrance into the Incremental Term Facility Amendment, the Term Facility Credit Agreement provided for a US dollar denominated term loan facility tranche of US$805.0 million, a US dollar denominated delayed draw term loan facility tranche of US$100.0 million (which was available to us until October 31, 2018 to fund acquisitions meeting certain criteria) (collectively, the “Term Loan Facility”) and an accordion option, pursuant to which we may incur an incremental tranche of indebtedness in an amount not to exceed (i) the greater of $400.0 million or 100% of consolidated EBITDA for the immediately preceding four consecutive fiscal quarters, plus (ii) additional amounts based on the maintenance of certain leverage ratios, plus (iii) the aggregate principal amount of all voluntary prepayments of any loans, except to the extent financed with the proceeds of long-term indebtedness (other than revolving indebtedness). We refer collectively to the Term Facility Credit Agreement and the Revolving Credit Agreement as the “Credit Agreements”.

On March 5, 2020, we used a portion of the net proceeds of the IPO to repay US$523.0 million of the Term Loan Facility.

On December 21, 2020, GFL used the net proceeds of the 3.500% 2028 Secured Notes issuance to repay US$744.3 million of the Term Loan Facility and completed the repricing of the balance of the Term Loan Facility by reducing the LIBOR floor from 1.00% to 0.50%.

As of December 31, 2020, we had $1,671.6 million principal amount outstanding under the Term Loan Facility. Our Term Loan Facility matures on May 31, 2025.

Interest Rates, Payments and Prepayments

Under the original Term Facility Credit Agreement, the Term Loan Facility amortizes in equal quarterly instalments in an amount equal to 0.25% per annum of the original principal amount thereof, with the remaining balance due at final maturity.

We may voluntarily prepay loans under our Term Loan Facility, in whole or in part, subject to minimum amounts, with prior notice, but without premium or penalty. Voluntary repayments are applied to the remaining scheduled installments of principal.

As a result of the US$523.0 million repayment of the Term Loan Facility on IPO, GFL does not have an obligation to make additional mandatory repayments of principal for the Term Loan Facility until the remaining balance is due at final maturity.

We must prepay our Term Loan Facility with 100% of the net cash proceeds of certain asset sales (such percentage to be subject to reduction to 50% and 0%, respectively, based on the achievement of a Total Net Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 5.50 to 1.00 and 4.75 to 1.00, respectively), the incurrence or issuance of specified indebtedness and

50% of excess cash flow (such percentage to be subject to reduction to 25% and 0%, respectively, based on the achievement of Total Net First Lien Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 3.00 to 1.00 and 2.50 to 1.00, respectively), in each case, subject to certain exceptions and, in the case of the net cash proceeds of certain asset sales, reinvestment rights.

Covenants

Our Term Facility Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our and our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, make investments, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. As at December 31, 2020 we were in compliance with all debt covenants under the Term Loan Facility.

Events of Default

Our Term Facility Credit Agreement provides that, upon the occurrence of certain events of default, our obligations under the agreement and our obligations under the Term Loan Facility may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgements, material pension- plan events, certain change of control events and other customary events of default.

Security and Guarantees

Our obligations under our Term Loan Facility are guaranteed by substantially all of our wholly-owned material Canadian and U.S. restricted subsidiaries (the “TF Subsidiary Guarantors”) (subject to certain customary exceptions), including certain subsidiaries that are not guarantors of the 2022 Notes, the 2023 Notes, the 7.000% 2026 Notes, the 8.500% 2027 Notes or the Secured Notes. Our Term Loan Facility is secured by a first priority lien on substantially all of our and each TF Subsidiary Guarantors’ tangible and intangible assets and certain real property (subject to certain customary exceptions and exclusions) and a first priority pledge of all the capital stock of each direct, wholly-owned material restricted subsidiary directly held by GFL or any TF Subsidiary Guarantor (limited to 65% of the capital stock held by GFL or any TF Subsidiary Guarantor in any direct subsidiary thereof not organized under the laws of Canada or the United States (or any province or state thereof)) and first ranking mortgages or charges by way of debentures. A pari passu first lien inter-creditor agreement was entered into on September 30, 2016 among the administrative agent under the Revolving Credit Agreement, the administrative agent under the Term Facility Credit Agreement, GFL and the guarantors from time to time party thereto, which provides for, inter alia, customary provisions providing for the pari passu equal priority ranking of the security interests provided by GFL and the RCF Subsidiary Guarantors for the Revolving Credit Facility, on the one hand, and the security interests provided by GFL and the TF Subsidiary Guarantors for the Term Credit Facility, on the other hand. On December 16, 2019, in connection with our issuance of the Secured Notes, Computershare Trust Company N.A., as trustee and notes collateral agent, entered into a joinder to such first lien inter-creditor agreement.

Notes

The following table discloses the principal amount outstanding under our Notes, the related swaps outstanding and other material terms of the Notes as at December 31, 2020.

	Principal
	Amount of
	Note	Swap			Interest	Optional Redemption (1)
Note	Outstanding	Amount	Issuance	Maturity	Payment	First Call	Redemption
Description	(USD)	(USD)	Date	Date	Dates	Date	Price (2)
4.250% 2025 Secured Notes	$500.00	$500.00	April 29, 2019	June 1, 2025	June 1 and December 1	June 1, 2022	102.125%
3.750% 2025 Secured Notes	$750.00	N/A	August 24, 2020	August 1, 2025	February 1 and August 1	August 1, 2022	101.875%
5.125% 2026 Secured Notes	$500.00	$500.00	December 16, 2019	December 15, 2026	June 15 and December 15	December 15, 2021	103.500%
3.500% 2028 Secured Notes	$750.00	N/A	December 21, 2020	September 1, 2028	March 1 and September 1	N/A	N/A
8.500% 2027 Unsecured Notes	$360.00	$348.00	April 23, 2019	May 1,2027	May 1 and November 1	May 1, 2022	104.250%
4.000% 2028 Unsecured Notes	$500.00	$500.00	November 23, 2020	August 1, 2028	February 1 and August 1	August 1, 2023	102.000%
(1)	Prior to the First Call Date, each of the Notes (other than the 3.500% 2028 Secured Notes) are redeemable at a price equal to 100% of the principal amount plus a make-whole premium, together with accrued and unpaid interest. The 3.500% 2028 Secured Notes are redeemable on or after March 1, 2028 at a price equal to 100% of the principal amount plus a make-whole premium together with accrued and unpaid interest.

(2)	For the 12 month period from and after the First Call Date, each of the Notes (other than the 3.500% 2028 Secured Notes) are redeemable at a price equal to 100% of the principal amount plus 50% of the original coupon of the applicable Notes. For the 12 month period from and after the first anniversary of the First Call Date, the redemption price of the Notes is reduced to 100% of the principal amount plus 25% of the original coupon. Thereafter, the Notes are redeemable at par.

On March 5, 2020, the Company redeemed (i) US$270.0 million aggregate principal amount of the 7.000% 2026 Notes, and (ii) US$240.0 million aggregate principal amount of the 8.500% 2027 Notes. On November 27, 2020, the Company redeemed all of the outstanding 7.000% 2026 Notes.

Ranking

The Unsecured Notes are our senior unsecured obligations and rank equally in right of payment to all of our existing and future senior unsecured debt and senior in right of payment to all of our future subordinated debt (if any). The Unsecured Notes are effectively subordinated to any of our and the guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt. The Secured Notes are our senior secured obligations and rank equally in right of payment to all of our existing and future senior secured debt and senior in right of payment to all of our future subordinated debt (if any). The Secured Notes are effectively senior to any of our and the guarantors’ existing and future unsecured debt to the extent of the value of the assets securing such debt. The guarantees of the Notes rank equally in right of payment with all of our subsidiary guarantors’ existing and future senior debt and senior in right of payment to all of our subsidiary guarantors’ future subordinated debt (if any). In addition, the Unsecured Notes are structurally subordinated to the liabilities of our non-guarantor subsidiaries, including certain subsidiaries that guarantee the Credit Agreements but do not guarantee the Unsecured Notes.

Covenants

The Unsecured Notes and the Secured Notes have been issued pursuant to separate indentures entered into between the Company and the note trustee (collectively, the “Indentures”). The Indentures entered into in respect of the Notes (other than in respect of the 2028 Secured Notes) contain customary covenants and restrictions on the activities of GFL, and its restricted subsidiaries and events of default for non-investment grade companies on the activities of GFL and its restricted subsidiaries, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of GFL’s assets. The Indenture entered into in respect of the 2028 Secured Notes (the “2028 Secured Indenture”) contains events of default, covenants, and restrictions on the activities of GFL and its restricted subsidiaries that are substantially similar to the other Indentures as such limitations relate to the incurrence of liens, the sale or disposal of assets and mergers, consolidations or the sale of substantially all of GFL’s assets. The 2028 Secured Indenture does not restrict the Company from incurring additional indebtedness or making restricted payments. As at December 31, 2020 we were in compliance with all debt covenants under the Indentures governing the Notes.

Security

Our Secured Notes are secured by a first priority lien on substantially all of our and each guarantors’ tangible and intangible assets and certain real property (subject to certain customary exceptions and exclusions) and a first priority pledge of all the capital stock of each direct, wholly-owned material restricted subsidiary directly held by GFL or any guarantor of the Secured Notes (limited to 65% of the capital stock held by GFL or any guarantors of the Secured Notes in any direct subsidiary thereof not organized under the laws of Canada or the United States (or any province or state thereof)) and will be secured by first ranking mortgages or charges by way of debentures.

The Unsecured Notes are guaranteed by our material subsidiaries that, together with other entities, guarantee the Term Loan Facility. The Secured Notes are guaranteed by each of our subsidiaries that guarantee the Term Loan Facility and the Revolving Credit Facility.

Paid In Kind (“PIK”) Notes

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29.0 million from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, were used to redeem in full the PIK Notes in an aggregate amount of $1,049.9 million plus redemption premiums and penalties. A loss on extinguishment of $59.4 million was recognized in interest expense and other finance costs in the year ended December 31, 2020.

Included in this interest expense for the year ended December 31, 2020 is a 3.000% premium of $31.0 million for the early repayment of the PIK Notes as well as a loss on extinguishment of $28.4 million.

Equipment Loans and Promissory Notes

We have various equipment loan agreements which are secured by the specific assets under such loan. The interest rates for these obligations range from 3.02% to 4.37% per annum, while the respective maturity dates of such obligations extend into 2024.

Hedging Arrangements

We have entered into cross-currency swap contracts to fully hedge our exposure of the servicing of the 4.250% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 8.500% 2027 Notes and the 4.000% 2028 Notes and to changes in the value of the U.S. dollar. Our U.S. dollar denominated Term Loan Facility is hedged in the amount of $403.6 million as of December 31, 2020. Refer to the sections entitled Notes and Commodity price exposure in the Annual MD&A and Foreign currency risk in the Annual Financial Statements for additional information.

In May 2020, we entered into a series of swap contracts to partially hedge our exposure of diesel fuel purchases in Canada and certain areas in the U.S.

Research and Development, Patents and Licenses

We do not engage in research and development, nor do we have any material patents or licenses. We have registered the “GFL Green for Life” and “Green Today Green for Life” trademark names and designs with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office. In addition, we hold a number of registered and unregistered trademarks including “GFL Environmental”, “GFL” and others accumulated as a result of our historical acquisitions. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position, and that we have taken the appropriate steps to protect such rights. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our consumers’ positive perception of our operations.

Trend Information

Other than as disclosed herein, in the Annual Financial Statements and the Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our total revenues, income (loss), profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Performance Bonds

We post performance bonds in favour of applicable governmental authorities as a condition of issuing some of our environmental compliance approvals for our permitted facilities. In addition, some municipal solid waste contracts and infrastructure and soil remediation projects may require us to post performance or surety bonds to secure our contractual performance. As of December 31, 2020, we had issued surety bonds totaling $1,697.4 million ($778.6 million as of December 31, 2019), of which approximately $108.5 million ($112.6 million as of December 31, 2019) is secured by a charge on the assets of certain subsidiaries.

These performance and surety bonds are issued in the ordinary course of business and are not considered company indebtedness. Because we currently have no liability for these financial assurance instruments, they are not reflected in our consolidated statement of financial position.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, equipment loans, lease obligations and Amortizing Notes. Our contractual obligations and commitments as of December 31, 2020 are shown in the following table.

		Less than
($millions)	Total	1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$6,098.4	$—	$—	$3,412.0	$2,686.4
Interest on long-term debt	1,591.7	274.3	548.5	475.0	293.9
Equipment loans and other	9.2	4.6	0.8	3.8	—
Lease obligations	241.0	39.8	93.3	46.0	61.9
Amortizing Notes	133.2	59.2	74.0	—	—
	$8,073.5	$377.9	$716.6	$3,936.8	$3,042.2

Other Commitments

We had letters of credit totaling approximately $133.8 million outstanding as of December 31, 2020 ($104.3 million as of December 31, 2019). These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

Key Risk Factors

GFL is exposed to a number of risk factors through the pursuit of strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of the Annual Report.

Financial Instruments and Financial Risk

GFL’s financial instruments consist of cash and cash equivalents, trade accounts receivable, trade accounts payable, long-term debt, and TEUs. The carrying value of GFL’s financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our Notes and the Amortizing Notes. The fair value hierarchy for our financial assets and liabilities not measured at fair value are as follows:

	Fair Value as at December 31, 2020			Fair Value as at December 31, 2019
	Quoted prices	Significant	Significant	Quoted prices	Significant	Significant
	in active	observable	unobservable	in active	observable	unobservable
	market	inputs	inputs	market	inputs	inputs
($millions)	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Notes	$—	$4,454.3	$—	$—	$3,092.3	$—
Amortizing Notes	—	126.8	—	—	—	—
Total debt	$—	$4,581.1	$—	$—	$3,092.3	$—

For more information on GFL’s financial instruments and related financial risk factors, see the Annual Financial Statements.

Market Rate Risk

In the normal course of business, GFL is exposed to market risks, including changes in interest rates, certain commodity prices and U.S. currency rates.

Interest rate exposure

Our exposure to market risk for changes in interest rates relates primarily to our financing activities. As of December 31, 2020, we had $6,107.6 million of long-term debt excluding the impacts of accounting for debt issuance costs, discounts, and premiums as at December 31, 2020 and $7,675.7 million as at December 31, 2019. We had $1,820.4 million and $3,351,2 million of debt that was exposed to changes in interest rates as at December 31, 2020, and as at December 31, 2019, respectively. To reduce our exposures to interest rate risk, the majority of GFL’s U.S. dollar denominated debt has a fixed coupon rate. A 100-basis point increase in the interest rate of our outstanding variable-rate debt obligations would increase our 2020 interest expense by $18.2 million and our 2019 interest expense by $33.5 million.

Currency Rate Exposure

We have operations in the United States. Where significant, we have quantified and described the impact of foreign currency translation on components of income (loss), including operating revenue and operating costs. A $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact our annual revenue and Adjusted EBITDA for the year ending December 31, 2020, by approximately $16.4 million, and $4.9 million, respectively (for the year ending December 31, 2019, $12.0 million and $3.3 million respectively, and for the year ending December 31, 2018, $3.1 million and $0.6 million, respectively).

We use hedge agreements to manage a portion of our risks related to foreign exchange rates. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses over the unhedged fuel and variable rate debt positions

Under derivatives and hedging guidance, the foreign exchange rate swap agreements are considered cash flow hedges for a portion of our U.S. dollar denominated debt. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the U.S. dollar denominated debt being hedged.

Commodity Price Exposure

The market price of diesel fuel is unpredictable and can fluctuate significantly. Because of the volume of fuel we purchase each year, a significant increase in the price of fuel could adversely affect our business and reduce our operating margins. To manage a portion of this risk, we periodically enter into fuel hedge agreements related to forecasted diesel fuel purchases, and we also enter into fixed price fuel purchase contracts. At December 31, 2020, we had fuel hedge agreements in place to manage a portion of this risk.

We market a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate recycling operations and sell other collected recyclable materials to third parties for processing before resale. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a decline in recycled commodity prices, a 10% decrease in average recycled commodity prices from the average prices that were in effect would have had a $6.7 million, $2.4 million, and $2.4 million impact on revenues for the year ending December 31, 2020, 2019 and 2018, respectively.

Other

Related Party Transactions

Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi, in an initial aggregate principal amount of $35.0 million, which is scheduled to mature on January 1, 2023. The note is being repaid in equal semi-annual instalments of $3.5 million. As at December 31, 2020, $17.5 million principal amount was outstanding on the note ($21.0 million as at December 31, 2019).

Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interests. The note is payable in equal semi-annual instalments of $2.9 million. The loan is scheduled to mature on March 5, 2025. As at December 31, 2020, $26.1 million principal amount was outstanding on the note ($nil as at December 31, 2019).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued a director a separation payment of 73,947 subordinate voting shares issued at the IPO price of US$19.00.

From time to time, GFL has entered into leases with entities controlled by affiliates of Patrick Dovigi, our Founder, Chief Executive Officer and a director of the Company as well as entities controlled by affiliates of another director of the Company (collectively, the “Related Parties”). To date, GFL leases four properties from the Related Parties. These leases are on arm’s length and commercially reasonable terms, and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2020, GFL paid $2.7 million ($1.6 million for the year ended December 31, 2019, $0.2 million for the seven month period ended December 31, 2018 and nil for the five month period ended May 31, 2018) in aggregate lease payments to the Related Parties.

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share based payments. During the year ended December 31, 2020 total salaries and short-term benefits and share based payments to key management personnel was $41.8 million ($3.9 million for the year ended December 31, 2019 and $59.3 million in the aggregate for the seven month period ended December 31, 2018 and the five month period ended May 31, 2018).

Share Information Prior to the Initial Public Offering

Prior to the completion of the IPO, our share capital consisted of an unlimited number of Voting Common shares, Class A Non-Voting Common shares, Class B Non-Voting Common shares, Class C Non-Voting Common shares, Class D Non-Voting Common shares, Class E Non-Voting Common shares, Class F Non-Voting Common shares, Class H Non-Voting Common shares, Class I Non-Voting Common shares, Class J Non-Voting Common shares and Class K Non-Voting Common shares. The Voting Common shares carried one vote per share.

Immediately prior to the completion of the IPO, we had 100 Voting Common shares, 2,645,194,628 Class A Non-Voting Common shares, 1,034,959,042 Class B Non-Voting Common shares, 144,330,329 Class C Non-Voting Common shares, 7,000,000 Class D Non-Voting Common shares, 159,468,329 Class F Non-Voting Common shares, 621,597,135 Class H Non-Voting Common shares, 159,016,639 Class I Non-Voting Common shares, 339,608,745 Class J Non-Voting Common shares and 11,399,544 Class K Non-Voting Common shares issued and outstanding. In addition, there were 159,468,329 options issued and outstanding under the Company’s legacy stock option plan.

Current Share Information

GFL’s current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As of December 31, 2020, we had 314,300,421 subordinate voting shares, 12,062,964 multiple voting shares and 28,571,428 Series A perpetual convertible preferred shares (the “Preferred Shares”) issued and outstanding. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

Preferred Shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

On October 1, 2020, GFL issued US$600.0 million of the Preferred Shares to funds managed by HPS Investment Partners, LLC (“HPS”). Pursuant to the terms of the private placement, HPS subscribed for 28,571,428 preferred shares at US$21.00 per share for gross proceeds of US$600.0 million. As at December 31, 2020, the Preferred Shares are convertible into 24,226,190 subordinate voting shares of the Company, representing approximately 7.2% of the issued and outstanding subordinate voting shares and 5.3% of the outstanding voting rights attached to the Company’s shares and based on a conversion price of US$25.20 per share. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Preferred Shares accrete at a rate of 7.000% per annum, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter will be 6.000% per annum. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Accounting Policies, Critical Accounting Estimates and Judgements

We prepare our consolidated financial statements in accordance with IFRS. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

IFRS Measures

Revenue

The Company generates revenue through fees charged for the collection of solid waste including recyclables, from its municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer. In addition to handling the Company’s own collected waste volumes, its transfer stations, MRFs, landfills and organic waste processing facilities generate revenue from tipping fees paid to the Company by municipalities and third-party haulers and waste generators and from the sale of recycled commodities. The Company also operates MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to CPI and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an “on- call” basis.

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. The Company does not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

The Company generates revenue through fees charged for the collection, management, transportation, processing and disposal of a wide variety of industrial and commercial liquid wastes. Revenue is primarily derived from fees charged to customers on a per service, volume and/or hour basis. Revenues from these contracts are influenced by a variety of factors including timing of contract, type of service, type and volume of liquid waste and type of equipment used. Revenue in the liquid waste business is also derived from the stewardship return incentives paid by most Canadian provinces in which the Company has liquid waste operations, as well as from the sale of UMO, solvents and downstream products to third parties. The fees received from third parties are based primarily on the market, type and volume of material sold. Generally, fees are billed and revenue is recognized at the time control is transferred. Revenue recognized under these agreements is variable in nature based on volumes and commodity prices at the time of sale, which are unknown at contract inception.

The Company earns revenue through fees collected for the excavation and transport of clean and contaminated soils and the remediation and disposal of contaminated and remediated soils. The Company also offers complementary civil, demolition, excavation and shoring services in its infrastructure business. In the soil remediation and infrastructure business, revenue is generated on a project basis, normally encompassing all of the above services.

Fees charged for soil remediation and infrastructure contracts are determined based on the expected costs to complete each specific project. Revenue is recognized for these services based on the stage of completion of the contract, measured based on the expected remaining costs to complete the project. In cases where soil remediation services are sold outside of an infrastructure project, the fees for remediation and the related excavation operations are generated on a per tonne basis.

In our liquid waste business, we collect, manage, transport, process and dispose of a wide variety of industrial and commercial liquid wastes (including contaminated waste water, UMO and downstream by-products), and resell liquid waste products (including UMO and downstream by-products). The majority of the liquid waste we handle is generated from a varied customer base. Our liquid waste business includes a broad range of both regularly scheduled and on-call liquid industrial and hazardous waste management services that we provide to municipal, commercial and industrial customers, UMO collection and resale and downstream by-product marketing, as well as the collection and transportation of hazardous and non-hazardous liquid wastes to our facilities for processing or bulking for shipment to a final disposal location. Our locations also include tank farms where we collect, temporarily store and/or consolidate waste streams for more cost-effective and efficient transportation to end users or to final recycling, treatment or disposal locations. Wherever possible, collected liquid waste (including UMO) is recycled and recovered for reuse often through provincial stewardship programs. The scale of our operations and breadth of our liquid waste services also allows us to cross-sell solid waste services to our liquid waste customers and liquid waste services to our infrastructure & soil customers in those markets where we operate these lines of business.

Cost of Sales

Cost of sales primarily consists of: direct labour costs and related benefits (which consist of salaries and wages, health and welfare benefit costs, incentive compensation and payroll taxes); transfer and disposal costs representing disposal fees paid to third-party disposal facilities and transfer stations; charges paid under leases for certain facilities; vehicle parking and container storage permits and facility operating costs; maintenance and repair costs relating to our vehicles, equipment and containers, including related labour and benefit costs; fuel, which includes the direct cost of fuel used by our vehicles and any mark-to market adjustments on fuel hedges; depreciation expense for property, and equipment used in our operations; amortization of landfill assets; amortization of intangible assets; and material costs paid for UMO and other recyclables purchased, including commodity rebates paid to customers. Other cost of sales include operating facilities costs, truck and equipment rentals, insurance, licensing and claims costs, and other third party services. Acquisition, rebranding and other integration costs included in cost of sales include rebranding and integration of property and equipment acquired through business acquisitions and other integration costs. Our cost of sales is principally affected by the volume of materials we handle.

Selling, General and Administrative Expenses

SG&A primarily consist of salaries, the cost of providing health and welfare benefits, incentive compensation and share-based payment expenses for corporate and general management, contract labour, and payroll taxes. Incentive compensation is generally based on our operating results and management’s assessment of individuals’ personal performance, with pay-out amounts subject to senior management discretion and board of director approval for senior management.

Other costs in SG&A include selling and advertising, professional and consulting fees, facilities costs, depreciation expense for property and equipment used for selling, general and administrative activities, allowance for doubtful accounts and management information systems. Acquisition, integration and other costs include professional fees and integration costs associated with business acquisitions and other integration costs, including severance and restructuring costs. The timing of acquisitions and the related integration activities impact the timing of these costs.

Interest and other finance costs

Interest and other finance costs primarily relate to interest on indebtedness and includes the amortization of deferred financing fees incurred in connection with our indebtedness, other finance costs and accretion of landfill closure and post-closure obligations, which represents the change in our obligation to fund closure and post-closure costs, as a result of the passage of time using discount factors that consider the risk free rate which is essentially free of default risk.

Other (income) expense

Other (income) expense primarily consists of gains and losses on the sale of assets used in our operations, gains and losses on foreign exchange, insurance settlements and deferred purchase price consideration that is required to be expensed under IFRS.

Income Tax Recovery

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense or recovery is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events and the availability of our non-capital losses in various jurisdictions and legal entities. The primary regions that determine the effective tax rate are Canada and the United States. Income tax expense or recovery is comprised of current and deferred income taxes. The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits is recognized to the extent that it is probable it can be used in the future.

Significant Accounting Estimates, Assumptions and Judgements

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Annual Financial Statements and the reported amounts of revenue and expenses during the reporting period. The following areas are the critical judgments and estimates that management has made in applying the Company’s accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

●	Determining fair value of acquired assets and liabilities in business combinations
●	Determining key assumptions for impairment testing
●	Estimating the percentage of completion for certain revenue arrangements
●	Estimating the expected credit losses (“ECL”) related to trade and other receivables
●	Forecasting future taxable income and the timing of reversal of temporary differences in connection with deferred income taxes
●	Estimating the amount and timing of the landfill closure and post-closure obligations
●	Estimating the useful lives of property and equipment and finite-life intangible assets
●	Determining inputs into valuation models for equity-settled share-based payments
●	Determining the mark-to-market valuation of the Purchase Contracts
●	Determining the mark-to-market valuation of the hedging instruments

Key components of the Annual Financial Statements requiring management to make estimates include the ECL in respect of receivables, the valuation of inventories, the useful lives of long-lived assets, the potential impairment of goodwill and indefinite life intangible assets, the valuation of property and equipment, the fair value of the cash flow hedges, the fair value of the fuel hedges, the fair value of the net assets acquired in business combinations, stock-based compensation, AROs, liabilities under legal contingencies, insurance related liabilities and Purchase Contract market valuation.

Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management’s historical experience, best knowledge of current events including COVID-19 and conditions and activities that we may undertake in the future. Actual results could differ from these estimates. While disruption to operations may occur in the coming months, currently there is no indication of business impact that would warrant GFL modifying its estimates, assumptions or judgement at this time. GFL continues to monitor the ongoing situation resulting from COVID-19. Refer to the section entitled “Risk Factors” included in the Annual Report for further information.

Credit Risk

Our principal financial assets that expose us to credit risk are accounts receivable. Credit risk on accounts receivable is minimized due to our large and diverse customer base. We maintain allowances for losses based on the expected collectability of accounts receivable based on our prior experience and assessment of the current economic environment. We regularly review our bad debt expense. As of December 31, 2020, we determined that any ECL was not material. We use a forward-looking ECL model to determine impairment of financial assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive. We will consider the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that accounts receivable that meet either of the following criteria are generally not recoverable:

●	the customer is insolvent;
●	our relationship with the customer has been severed; and/or
●	the customer’s receivable has aged beyond a reasonable period.

We will determine to write off a customer’s receivable balance if the customer is determined to be in default.

Intangible Assets

Intangible assets include a soil license, customer lists, license agreements, municipal contracts, non-compete agreements, and Certificates of Approval or Environmental Compliance Approvals (“C of As”). The C of As provide us with certain waste management rights in the province or state of issue. The valuation assigned on acquisition to each intangible asset is based on the present value of management’s estimate of the future cash flows associated with the intangible asset or the amount of cash paid. We use our internal budgets in estimating future cash flows. These budgets reflect our current best estimate of future cash flows but may change due to uncertain competitive and economic market conditions or changes in business strategies. Changes or differences in these estimates may result in changes to intangible assets on the consolidated statement of financial position and a change to operating income or loss on the consolidated statement of operations. Property and Equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, we will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations. Factors that most significantly influence the impairment assessments and calculations are management’s estimates of future cash flows.

Financial Instruments

Financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income (“FVTOCI”), or amortized cost using the effective interest method. We determine the classification of its financial assets based on our business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

Our derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in our own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in fair value of a financial liability attributable to our own credit risk that are recognized in other comprehensive income or loss are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings (deficit), upon de-recognition of the financial liability.

Derivative financial instruments are utilized by us occasionally in the management of our foreign currency and interest rate exposures. Our policy is not to utilize derivative financial instruments for trading or speculative purposes. Derivatives embedded in non-derivative host contracts are separated when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at fair value through profit or loss. All derivative financial instruments are recognized at fair value with changes in fair value recognized in the consolidated statement of operations or through other comprehensive income when qualified hedging relationship exists.

Landfill Asset

The original costs of landfill assets, together with incurred and projected landfill construction and development costs are amortized on a per unit basis as landfill airspace is consumed. We amortize landfill assets over their total available disposal capacity representing the sum of estimated permitted airspace capacity, plus future permitted airspace capacity which represents an estimate of airspace capacity that management believes is probable of being permitted based on certain criteria. We have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Three months ended	Three months ended
	December 31, 2020	December 31, 2019
Amortization of landfill airspace ($millions)	$47.0	66.7
Tonnes received (millions of tonnes)	3.7	1.5
Average landfill amortization per tonne ($millions)	$12.7	44.5

	Successor			Predecessor
			Period ended	Period ended
	Year ended	Year ended	December 31,2018	May 31, 2018
	December 31,2020	December 31,2019	(214 days)	(151 days)
Amortization of landfill airspace ($millions)	$111.8	$126.9	$37.0	$13.6
Tonnes received (millions of tonnes)	8.3	6.1	1.6	0.5
Average landfill amortization per tonne ($millions)	$13.5	$20.8	$23.8	$25.2

Unique per-tonne amortization rates are calculated for each of our landfills and the rates can vary significantly due to regional differences in construction costs and regulatory requirements for landfill development, capping, closure and post closure activities. The amortization of landfill airspace for the three months and year ended December 31, 2020 did not include $231.7 million of amortization related to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for annual valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

In general, the per-tonne amortization rates for the landfills we acquired through the WCA and the WM/ADS acquisitions were lower than the per-tone amortization rates of our base business.  The three months and year ended December 31, 2019 included a $35.0 million one-time adjustment, which if excluded, would result in an average landfill amortization per tonne of $14.9 and $15.1 respectively.

Landfill Development Costs

Landfill development costs include costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace as described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill amortization expense.

Landfill Closure and Post-Closure Obligations

We recognize the estimated liability for final capping, closure and post-closure maintenance obligations that results from acquisition, construction, development or normal operations as airspace is consumed. Costs associated with capping, closing and monitoring a landfill or portions thereof after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life, representing the period over which the site receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site. We estimate the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on evaluation of current and future economic conditions and the expected timing of these expenditures. Fair value estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Significant reductions in our estimates of remaining lives of our landfills or significant increases in our estimates of landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

Landfill Capacity and Depletion

Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the total available disposal capacity, considering both permitted and probable future permitted airspace. Future permitted airspace capacity, represents an estimate of airspace capacity that is probable of being permitted based on the following criteria:

●	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;
●	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;
●	We have a legal right to use or obtain land associated with the expansion plan;
●	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;
●	Management is committed to pursuing the expansion; and
●	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

As of December 31, 2020, we had 328.5 million tonnes (113.5 million tonnes for the year ended December 31, 2019) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. During the year ended December 31, 2020, permitted capacity net increased due to the acquisition of landfills through business combinations. As of December 31, 2020, fourteen of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 140.6 million tonnes, and together with remaining permitted capacity, our total remaining capacity is 469.1 million tonnes (116.4 million tonnes for the year ended December 31, 2019). Based on total capacity as of December 31, 2020 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 25.0 years (19.0 years as of the year ended December 31, 2019). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

We may be unsuccessful in obtaining permits for future airspace capacity at our landfills. In such cases, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill amortization expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgements regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Goodwill and Indefinite Life Intangible Assets

The valuation assigned on acquisition to each indefinite life intangible asset is based on the present value of management’s estimate of the future cash flows associated with the intangible asset or the amount of cash paid. We perform impairment testing annually for goodwill and indefinite-life intangible assets and when circumstances indicate these assets may be impaired. Management judgement is involved in determining if there are circumstances indicating that testing for impairment is required, and in identifying cash generating units (“CGUs”) for the purpose of impairment testing. We assess impairment by comparing the recoverable amount of a long-lived asset, CGU, or CGU group to its carrying value. We test for impairment at the operating segment level. The recoverable amount is defined as the higher of (i) value in use, or (ii) fair value less costs of disposal. The determination of the recoverable amount involves significant estimates and assumptions, including those with respect to market multiples, future cash inflows and outflows, discount rates, growth rates and asset lives. These estimates and assumptions could affect our future results if the current estimates of future performance and fair values change. These determinations will affect the amount of amortization expense on definite-life intangible assets recognized in future periods.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable lease payments that are based on an index or a rate;
●	amounts expected to be payable by the lessee under residual value guarantees;
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

As the interest rate implicit in GFL’s leases is typically not readily determinable, GFL utilizes its weighted average incremental borrowing rate to discount the lease payments.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Tangible Equity Units

The Amortizing Notes are classified as a financial liability held at amortized cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor.

The value allocated to the Amortizing Notes is reflected as a financial liability in the Annual Financial Statements with payments expected in the next twelve months reflected in the current portion of TEUs.

The value allocated to the Purchase Contracts is reflected as a derivative financial liability. The Purchase Contracts are subsequently measured at fair value through profit or loss. The fair value of the Purchase Contracts of the TEUs is based on the trading price of the Purchase Contracts to the extent an active market exists, otherwise a valuation model is used.

Preferred Shares

The Preferred Shares are classified as equity as GFL has no contractual obligation to deliver cash or other assets to the holders of the Preferred Shares in a situation that is unfavourable to GFL and they are not settled in a variable amount of GFL’s own shares as the conversion and redemption scenarios all specify a fixed number of shares as opposed to a total value of entitlement. Dividends, when declared, will be recorded in the same manner as dividends on common shares.

Disposal Expenses

Disposal expenses are determined based on the disposal costs reflected in an executed purchase order. Amounts are accrued at the end of the accounting period based on the receipt of a disposal ticket, confirming disposal, from the disposal site and the costs associated with the ultimate disposal of waste.

Share-Based Compensation

The fair value of options granted is measured using either the Black-Scholes option pricing model or the Monte Carlo simulation methods, which rely on estimates of the expected risk-free interest rate, expected dividend payments, expected share price volatility, value of the Company’s shares and the expected average life of the options. The Company believes these models adequately capture the substantive features of the option awards and are appropriate to calculate their fair values.

The fair value of the options determined at grant date is expensed over the vesting period using an accelerated method of amortization, with a corresponding increase to contributed surplus. Expense related to share-based payments is included as part of SG&A. Upon exercise of options, the amount recognized in contributed surplus for the awards and the cash received upon exercise are recognized as an increase in share capital.

Income Taxes

The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.

Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.

All income, capital and commodity tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income, capital or commodity tax provisions in the future. The amount of such a change cannot be reasonably estimated.

Business Combination Accounting

We recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if any) and the acquisition date fair value of our previously held equity interest in the acquiree (if any), over (b) the fair value of net assets acquired and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

Non-IFRS Financial Measures and Key Performance Indicators

Non-IFRS Measures

This Annual MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements, including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) loss (gain) on sale of property and equipment, (c) mark-to-market loss on fuel hedge, (d) mark-to-market loss on Purchase Contracts, (e) share-based payments, (f) impairment and other charges, (g) costs associated with the IPO, (h) acquisition, integration and other costs (included in SG&A related to acquisition activity), (i) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (j) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.  The definition of Adjusted EBITDA for the three months and year ended December 31, 2020 removes the impact of the mark-to-market loss on Purchase Contracts, IPO transaction costs and impairment and other charges, all of which did not exist in the prior periods.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Loss Reconciliation

The following tables provide a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

	Three months ended	Three months ended
($millions)	December 31, 2020	December 31, 2019
Net loss	$(486.7)	$(180.4)
Add:
Interest and other finance costs	137.9	150.4
Depreciation of property and equipment	439.7	161.9
Amortization of intangible assets	107.5	86.7
Income tax recovery	(190.0)	(72.7)
EBITDA	8.4	145.9
Add:
Gain on foreign exchange (1)	(112.9)	(14.1)
Loss on sale of property and equipment	2.2	0.1
Mark-to-market loss on fuel hedge	—	0.1
Mark-to-market loss on Purchase Contracts (2)	355.9	—
Share-based payments (3)	10.8	3.6
Impairment and other charges	21.4	—
Transaction costs (4)	24.1	28.6
Acquisition, rebranding and other integration costs (6)	1.3	13.1
Unbilled revenue reversal (7)	—	31.6
Adjusted EBITDA	$311.2	$208.9

	Successor			Predecessor
			Period ended	Period ended
	Year ended	Year ended	December 31, 2018	May 31, 2018
($millions)	December 31, 2020	December 31, 2019	(214 days)	(151 days)
Net loss	$(994.9)	$(451.7)	$(318.7)	$(164.7)
Add:
Interest and other finance costs	597.6	532.2	242.2	127.4
Depreciation of property and equipment	810.6	465.3	178.2	66.3
Amortization of intangible assets	427.0	334.1	127.5	40.9
Income tax recovery	(360.9)	(157.5)	(114.0)	(26.9)
EBITDA	479.4	722.4	115.2	43.0
Add:
(Gain) loss on foreign exchange (1)	(37.3)	(48.9)	39.6	16.6
Loss (gain) on sale of property and equipment	4.6	1.2	4.7	(0.1)
Mark-to-market loss on fuel hedge	1.8	1.0	2.8	—
Mark-to-market loss on Purchase Contracts (2)	449.2	—	—	—
Share-based payments (3)	37.9	14.5	2.0	18.8
Impairment and other charges	21.4	—	—	—
Transaction costs (4)	60.1	65.5	103.7	42.4
IPO transaction costs (5)	46.2	—	—	—
Other income	—	—	—	(3.2)
Acquisition, rebranding and other integration costs(6)	11.4	36.4	13.0	8.8
Unbilled revenue reversal (7)	—	31.6	—	—
Deferred purchase consideration	2.0	2.0	1.0	1.0
Adjusted EBITDA	$1,076.7	$825.7	$282.0	$127.3
(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of sales.
(7)	Consists of accumulated accruals to unbilled revenue from prior fiscal years relating to unbilled work in progress in our infrastructure and soil remediation segment that we no longer believe is recoverable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our executive officers and directors as of the date of the filing of this Annual Report, their respective ages and their positions and is followed by a brief account of the business experience of each of them. The business address for our executive officers and directors is c/o 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9.

Name and Province or State and Country of Residence	Age	Position
Patrick Dovigi Ontario, Canada	41	President, Chief Executive Officer and Chairman of our board of directors
Luke Pelosi Ontario, Canada	40	Executive Vice President and Chief Financial Officer
Greg Yorston South Carolina, United States	57	Executive Vice President and Chief Operating Officer, Solid Waste
Mindy Gilbert Ontario, Canada	48	Executive Vice President and General Counsel
Elizabeth Joy Grahek Ontario, Canada	62	Executive Vice President, Strategic Initiatives
Christian Dover Ontario, Canada	38	Area Vice President, Infrastructure & Soil Remediation
Edward Glavina Ontario, Canada	55	Area Vice President, Liquid Waste
Dino Chiesa(1)(2)(3)(4) Ontario, Canada	72	Director
Violet Konkle (1)(3) Ontario, Canada	67	Director
Arun Nayar(1)(2)(3) Florida, United States	70	Director
Paolo Notarnicola(2)(3) New York, United States	46	Director
Ven Poole North Carolina, United States	58	Director
Raymond Svider(3) New York, United States	58	Director
Blake Sumler(3) Ontario, Canada	50	Director
(1)	Member of our Audit Committee.
(2)	Member of our Nomination, Governance and Compensation Committee.
(3)	Independent director for the purposes of National Instrument 58-101—Disclosure of Corporate Governance Practices of the Canadian Securities Administrator and NYSE Listing Rules.
(4)	Lead independent director.

Patrick Dovigi

Mr. Dovigi is the Founder, President and Chief Executive Officer and Chairman of the Board of Directors of GFL. In 2007, Mr. Dovigi had a vision to create a company that is a “one-stop shop” provider of environmental solutions. Since then, drawing on the discipline he learned in his earlier hockey career, Mr. Dovigi has driven GFL to become the 4th largest environmental services company in North America. Mr. Dovigi has instilled an entrepreneurial culture in GFL’s leadership team with a focus on operational excellence, sustainability and safety as core values. In 2017, he was recognized by Waste360 with a Top 40 under 40 award, and in the EY Entrepreneur of the YearTM Ontario Awards, as Entrepreneur of the Year in the Power & Utilities Sector. Mr. Dovigi currently serves on the board of directors of the Environmental Research & Education Foundation (EREF) and of the Toronto General & Western Hospital Foundation.

Luke Pelosi

Mr. Pelosi has been our Executive Vice President and Chief Financial Officer since October 2018. Mr. Pelosi joined GFL as Director, Mergers & Acquisitions in January 2015 and became Executive Vice President, Corporate Development in October 2016. Mr. Pelosi was also appointed interim Chief Financial Officer in January 2017. Mr. Pelosi held the role of Executive Vice President and Chief Operating Officer until October 10, 2018, during which time Mr. Pelosi worked with Mr. Dovigi on the development and execution of our acquisition strategy. Mr. Pelosi has 17 years of financial management experience with a focus on financial analysis, mergers and acquisitions and general corporate finance. Prior to joining GFL, Mr. Pelosi was a Director in the M&A Advisory group of KPMG LLP where he provided due diligence services to Canadian private equity market investors. Prior to that, Mr. Pelosi worked in KPMG’s Complex Accounting group. Mr. Pelosi is a Chartered Professional Accountant and holds a Bachelor’s Degree in Commerce from Concordia University.

Greg Yorston

Mr. Yorston joined GFL on November 14, 2018 as Executive Vice-President and Chief Operating Officer, Solid Waste. From 2013 to 2018, Mr. Yorston was Senior Vice President of Operations of Waste Industries and assumed the roles of Chief Operating Officer on January 1, 2014 and President in early 2015. Mr. Yorston has over 30 years of experience working directly within the waste industry. Mr. Yorston worked for 26 years with Waste Management, where he was the Corporate Vice President for Operations and Business Solutions prior to joining Waste Industries. During his tenure at Waste Management, he held various management positions, including 12 years as an Area Vice President with responsibility for collection, recycling and landfill disposal services in the Southeastern United States.

Mindy Gilbert

Ms. Gilbert joined GFL as Executive Vice President and General Counsel in October 2018. Prior to joining GFL, Ms. Gilbert was a partner at a major Canadian law firm for over 16 years. During her time in private practice, Ms. Gilbert specialized in the areas of mergers and acquisitions, securities and corporate law, providing advice to clients in various industries. Ms. Gilbert has served as a member of the Securities Advisory Committee of the Ontario Securities Commission and the Listing Advisory Committee of the Toronto Stock Exchange. She currently serves on the Alumni Board of Osgoode Hall Law School. She holds an LL.B from Osgoode Hall Law School and was called to the Ontario bar in January 1999.

Elizabeth Joy Grahek

Ms. Grahek has been our Executive Vice President, Strategic Initiatives since October 2018. She joined GFL as Vice President, Legal in March of 2011, became General Counsel in May 2014 and Executive Vice President in April 2017. She has an LL.B from the University of Toronto and has practiced law since her call to the bar in 1983, initially in private practice with a small boutique firm in Hamilton, Ontario and since 1997 primarily as in-house counsel for publicly traded and private companies in the waste management sector including as General Counsel of Capital Environmental Resource Inc. from 1998 to 1999 and as Associate General Counsel at Waste Services Inc. (WSI), the successor to Capital Environmental from 2003 until 2010.

Christian Dover

Mr. Dover has been our Area Vice President of Infrastructure and Soil Remediation since 2017. He joined GFL as Vice President, Infrastructure in May 2016 to launch a new civil division at GFL focusing on the infrastructure construction industry in Canada. Mr. Dover has 14 years of infrastructure construction experience with a focus on water, rail, municipal and civil engineering related projects. Prior to joining GFL, Mr. Dover held numerous senior management, project management and site supervisory roles within the construction industry. Mr. Dover is Professional Engineer registered in the Province of Ontario, a Project Management Professional and holds a Bachelor’s Degree in Engineering from Queen’s University and an MBA from the Kellogg-Schulich School of Business.

Edward Glavina

Mr. Glavina has been our Area Vice-President Liquid Waste since April 2020. He joined GFL in April 2016 as the Executive Vice President, Strategic Planning. In August 2018, he became Area Vice President, Liquid Waste Canada. He has worked in the hazardous waste industry for over 10 years, including at Safety-Kleen (Clean Harbors) and Metaflo Technologies, where he had national oversight of a number of functions, including hazardous waste, operations, sales, environmental health & safety, human resources and finance. Prior to the waste industry, Mr. Glavina worked for Cintas, which further enhanced his experience in route-based service businesses. He holds an MBA from the Ivey School of Business at the University of Western Ontario.

Dino Chiesa

Mr. Chiesa has served as a member of our board of directors since 2007. Mr. Chiesa is the Principal of Chiesa Group, a commercial real estate developer and investor founded by Mr. Chiesa in 1990, and a past chair of Canada Mortgage and Housing Corporation, one of Canada’s largest financial institutions. Mr. Chiesa is the Chair of the board of directors of Sienna Senior Living Inc., a TSX-listed company and a current member of the Board of Trustees of Morguard North American Residential REIT. From 2004 to 2010, he served as Trustee and Vice-Chair of Canadian Apartment Properties Real Estate Investment Trust (CAP REIT), a TSX-listed Canadian residential real estate investment trust. From 1999 to 2004, he served as Chief Executive Officer of Residential Equities Real Estate Investment Trust, prior to its merger with CAP REIT. Mr. Chiesa is also a former Director of Dynacare Laboratories Inc., former Member of the Board of Trustees of Sunrise Senior Living Real Estate Investment Trust, and formerly served on the board of two public hospitals. From 1989 to 1999, Mr. Chiesa held several positions within the Government of Ontario, including Assistant Deputy Minister, Municipal Affairs and Housing and Chief Executive Officer of each of Ontario Housing Corporation and Ontario Mortgage Corporation. Mr. Chiesa is the Immediate Past Chair of the Board of Directors of Create TO, an organization established by the City of Toronto to manage the City’s real estate portfolio, one of the most expansive, diverse and valuable real estate portfolios in North America. Mr. Chiesa was previously a member of the Expert Advisory Committee on Real Estate Development at Ryerson University. Additionally, he is active in the charitable sector, including in his role as Chair at Villa Charities. Mr. Chiesa holds a Bachelor of Arts in Economics from McMaster University.

Violet Konkle

Ms. Konkle has served as a member of our board of directors since February 23, 2021. Ms. Konkle is the past President and Chief Executive Officer of The Brick Ltd. Prior to joining The Brick Ltd. in 2010 as President, Business Support, she held a number of positions with Walmart Canada, including Chief Operating Officer and Chief Customer Officer. Ms. Konkle also held a number of senior executive positions with Loblaw Companies Ltd., including Executive Vice President, Atlantic Wholesale Division. Ms. Konkle is a Director of The North West Company Inc. (a TSX listed public company), Boyd Group Services Inc. (a TSX listed public company) and serves on the board of directors of three privately held companies including Bailey Metal Products (Concord, ON), Elswood Investment Corporation (Vancouver, BC), and ABARTA (Pittsburgh, PA). She is a past director of Dare Foods, The Brick Ltd., Trans Global Insurance, the Canadian Chamber of Commerce and the National Board of Habitat for Humanity, as well as the Advisory Board of Longo’s Fruit Markets. Ms. Konkle holds a Bachelor of Arts and a Master of Arts, both in Geography, from Wilfred Laurier University.

Arun Nayar

Mr. Nayar has served as a member of our board of directors since 2018. Mr. Nayar retired in December 2015 as Executive Vice President and Chief Financial Officer of Tyco International, an over US$10 billion fire protection and security company, where he was responsible for managing the company’s financial risks and overseeing its global finance functions, including tax, treasury, mergers and acquisitions, audit and investor relations teams. Mr. Nayar joined Tyco International as Senior Vice President and Treasurer in 2008 and was also Chief Financial Officer of Tyco International’s ADT Worldwide. From 2010 until 2012, Mr. Nayar was Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. Prior to joining Tyco International, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Global Operations and, before that, as Vice President and Assistant Treasurer—Corporate Finance. Mr. Nayar currently serves on the board of directors of Amcor PLC (NYSE: AMCR), a manufacturer of packaging products and also serves on the board of directors of Rite Aid (NYSE: RAD), a leading retail drugstore in the United States. Mr. Nayar previously served on the board of directors and was Chairman of the Audit Committee of TFI International Inc. (OTCMKTS: TFIFF), a leader in the transportation and logistics industry. Mr. Nayar is also Senior Advisor to McKinsey and Company. Mr. Nayar brings over 40 years of financial experience to the board of directors of GFL. His experience as a chief financial officer provides useful insights into operational and financial metrics relevant to GFL’s business. Mr. Nayar is a fellow of the Institute of Chartered Accountants in England & Wales.

Paolo Notarnicola

Mr. Notarnicola has served as a member of our board of directors since 2018. Mr. Notarnicola is a Partner at BC Partners and led the investment team on GFL. Mr. Notarnicola is a Canadian citizen resident in the United States, overseeing the firm’s investment activities in Canada as well as the Business Services sector in North America. Mr. Notarnicola joined BC Partners in New York in November 2014. At BC Partners, Mr. Notarnicola is also a Director of GardaWorld and was previously a Director of Accudyne Industries. Previously, Mr. Notarnicola spent more than eight years at KKR, where he was first a member of its operations team, KKR Capstone, and was subsequently responsible for developing its investment activities in Canada. He is also intimately familiar with the environmental services sector having acted as the lead operating partner in two waste management deals, AVR and Van Gansewinkel, during his prior career at KKR Capstone. Prior to that, Mr. Notarnicola was an investment banker at Lazard Canada and also spent five years as a management consultant with McKinsey & Co. in Canada, the United States and Italy. Mr. Notarnicola holds an M.Sc. degree, summa cum laude from L. Bocconi University and an MBA with high distinction (Baker Scholar) from Harvard Business School. He is a Certified Turnaround Professional (CTP).

Ven Poole

Mr. Poole has served as a member of our board of directors since 2018. Mr. Poole joined Waste Industries in 1990 and served as its Chairman and Chief Executive Officer immediately prior to our acquisition of Waste Industries. From 2002 through 2008, Mr. Poole served as Vice President, Corporate Development of Waste Industries. From 1995 through 2002, Mr. Poole served as Director of Support Services and from 1990 through 1995, he served as Risk Management Director. He holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole has more than 30 years of experience in the solid waste industry and was recently inducted into the National Waste & Recycling Hall of Fame. He currently serves on the boards of directors of the Environmental Research and Education Foundation (Vice Chairman), Detachable Container Association (Treasurer), the NC State University Entrepreneurship Initiative and St. David’s School (Treasurer) and is a member of the board of trustees of North Carolina State University.

Raymond Svider

Mr. Svider has served as a member of our board of directors since 2018. Mr. Svider is the Chairman and a Partner of BC Partners. He joined BC Partners in 1992 and is currently based in New York. Over the years, Mr. Svider has participated and led investments in a number of sectors, including TMT, healthcare, industrials, business services, consumer and retail. He is currently Executive Chairman of PetSmart and Chairman of the Board of Chewy, Inc. (NYSE: CHWY), and also serves on the boards of directors of Intelsat (NYSE: I), Altice USA (NYSE: ATUS), Navex Global, GardaWorld, Presidio, Inc. and Cyxtera Technologies. Mr. Svider previously served as a Director of Accudyne Industries, Teneo Global, Office Depot, Multiplan, Unity Media, Neuf Cegetel, Polyconcept, Neopost, Nutreco, UTL and Chantemur. Mr. Svider is the Chairman of the Advisory Board of the Aenova Group, and is also on the Boards of the Mount Sinai Children’s Center Foundation in New York and the Polsky Center Private Equity Council at the University of Chicago. Mr. Svider received an MBA from the University of Chicago and a Masters in Science in Engineering from both École Polytechnique and École Nationale Supérieure des Telecommunications in France.

Blake Sumler

Mr. Sumler has served as a member of our board of directors since 2018. Mr. Sumler is the Managing Director, Diversified Industrial and Business Services in the Private Capital group at Ontario Teachers’ Pension Plan Board. He joined Ontario Teachers in 2013 and has worked in private equity for more than 15 years. At Ontario Teachers, Mr. Sumler leads the Diversified Industrials and Business Services team and sits on boards of directors of portfolio companies including PODS (APLPD Holdco, Inc.) and AZEK (AOT Building Products GP Corp). Previously, Mr. Sumler was a Senior Vice President at Callisto Capital, a mid-market Toronto based private equity firm focused on buyouts and growth capital investments in Canada. Prior to that Mr. Sumler’s varied work experience included investment management at a hedge fund, equity research and debt syndication. Mr. Sumler is a CPA and a CFA charterholder. He holds a BA (Chartered Accounting) and a Master of Accounting from the University of Waterloo. Additionally, he is a graduate of the Institute of Corporate Directors.

B.	Compensation

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) provides a detailed description of our executive compensation philosophy and objectives, the principal elements of our executive compensation program, and policies. This CD&A is intended to provide additional context and background for the compensation earned by and awarded to our executive officers, including, in particular, the following named executive officers (“NEOs”) for Fiscal 2020:

●	Patrick Dovigi, President and Chief Executive Officer;
●	Luke Pelosi, Executive Vice President and Chief Financial Officer;
●	Greg Yorston, Executive Vice President and Chief Operating Officer, Solid Waste;
●	Mindy Gilbert, Executive Vice President and General Counsel; and
●	Elizabeth Joy Grahek, Executive Vice President, Strategic Initiatives.

Executive Summary

We operate a dynamic and growing business that is a leader in its industry. Our ability to continue to grow our business and achieve our financial performance is tied to our ability to attract, retain and motivate a highly talented, skilled and experienced team of executive officers. During the past year, the price of our subordinate voting shares increased from an IPO price of US$19.00 to US$29.18 on the NYSE on December 31, 2020. This growth was driven in part by our executive team’s focus on creating long-term shareholder value and executing on our strategy to grow the business organically and through acquisitions, all while navigating the unprecedented challenges resulting from the COVID-19 pandemic and transitioning to a public company.

We believe that to continue accomplishing our objectives, we must have an executive compensation program that aligns the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship. Accordingly, our compensation policies and practices are designed to:

●	attract, retain and motivate high quality and high performing senior executives;
●	align the interests of our senior executives with shareholders and the Company as a whole;
●	establish clear corporate and individual performance objectives; and
●	discourage the taking of inappropriate or excessive risks.

In furthering these objectives and in conjunction with our transition from a privately-held business to a publicly-traded company in March 2020, we designed our compensation plan to include a mix of base salary, annual non-equity incentives, and equity-based or equity-like compensation consisting of stock options and/or restricted share units (“RSUs”). In the future, we may also offer other equity-based awards, such as performance share units (“PSUs”).

We believe that our base salaries and annual non-equity incentives are currently effective at attracting and retaining executives, while providing motivation and rewards for the achievement of key Company business and financial objectives. Further, our equity-based incentives, which include multi-year vesting and laddered exercise prices, are intended to tie executive compensation to the performance of our subordinate voting shares and the long-term interests of shareholders, while discouraging inappropriate risk-taking.

In addition to our compensation mix, we have also implemented a number of compensation policies and practices to further such objectives, which are highlighted in the table below.

Policies and Practices	Objectives	Results
Pay-for-Performance	Ensure a significant percentage of executive officer total compensation is performance-based to encourage and reward contributions to our financial objectives.

☑ During 2020, between 71% and 88% of our NEO target compensation (excluding All

Other Compensation as set forth

below) was in the form of performance-based compensation. See “Principal Elements of Compensation”.

Peer Group Benchmarking	Establish a peer group to benchmark executive compensation decisions.

☑ With the assistance of Pearl Meyer & Partners, LLC (“Pearl Meyer”), our Nomination, Governance and Compensation Committee (“NGC Committee”) uses a well-structured peer group as a reference for executive compensation decisions. See “Independent Compensation Consultant and Peer Group Comparisons”.

Minimum Share Ownership Guidelines	Establish share ownership guidelines for our directors and NEOs to emphasize the importance of equity ownership for our directors and NEOs and reinforce alignment with our shareholders’ interests.	☑ Each of our NEOs and eligible director exceeds the minimum share ownership thresholds set out in our share ownership guidelines. See “Other Compensation Policies” — “Share Ownership Guidelines”.
Risk Assessment of Compensation Programs	Regularly review and assess the Company’s compensation program to guard against excessive risk-taking.

☑ The NGC Committee annually reviews our compensation programs to ensure that they do not encourage excessive or inappropriate risk-taking. See “Other Compensation Policies” — “Compensation Risk Assessment”.

Independent Compensation Consultant	Retain an independent compensation consultant to advise on executive compensation-related matters.

☑ Pearl Meyer has been retained to assist the NGC Committee with its review of compensation for the NEOs and other related matters. See “Independent Compensation Consultant and Peer Group Comparisons”.

Clawback Policy	Adopt a clawback policy to recover incentive compensation that is performance-based if it is earned based on inaccurate financial statements.

☑ Our clawback policy allows for recovery of certain incentive compensation that is performance-based if it is earned based on inaccurate financial statements. See “Other Compensation Policies” — “Clawback Policy”.

Anti-Hedging Policy	Prohibit certain insiders from purchasing financial instruments that hedge or offset any decrease in market value of equity securities granted as compensation.

☑ Our insider trading policy prohibits our executive officers and directors from purchasing financial instruments that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director. See “Other Compensation Policies” — “Anti-Hedging Policy”.

As circumstances require, we evaluate our compensation philosophy, policies and practices, which includes the periodic review of our compensation program and the mix of components made available to our executive team. As part of this review process, we are guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as needs may require. Currently, we are in the process of evaluating our compensation practices with the assistance of Pearl Meyer, as we continue to transition all aspects of our compensation program from a private company model to a public company model.

Approach to Compensation and Role of the NGC Committee

The NGC Committee is responsible for annually reviewing and making recommendations to the Chief Executive Officer and the board of directors regarding compensation for our executive officers. The NGC Committee reviews the compensation program to assess whether it continues to meet its objectives and remain aligned with industry best practices. In making its recommendations, the NGC Committee considers: (i) data and analyses prepared by our independent compensation consultant, Pearl Meyer, based on our current and prior performance (as described further below); (ii) the historical pay and the appropriateness of that compensation compared to the compensation in the peer group; (iii) recommendations of our Chief Executive Officer for executives other than himself; and (iv) its own judgment as to an appropriate level of compensation for a company of our size, financial performance and growth profile.

Further responsibilities of the NGC Committee, as set out in its written charter, include:

●	assisting our board of directors in fulfilling its governance and oversight responsibilities with respect to, among other matters, our human resources, succession planning, and compensation policies and practices;
●	administering the compensation programs for our executive officers;
●	annually reviewing and making recommendations to our board of directors or Chief Executive Officer, as applicable, concerning the level and nature of the compensation payable to our directors and executive officers; and
●	reviewing objectives, evaluating performance in light of such objectives, and ensuring that our policies and practices are consistent with the objectives of our compensation program and aligned with our goals.

For more information on the composition of our NGC Committee, the independence of its members, and its responsibilities, powers and operation, see Item 6C. “Directors, Senior Management and Employees” — “Board Practices” — “Committees of our Board of Directors” — “Nomination, Governance and Compensation Committee”. Certain of the members of our NGC Committee have direct experience that is relevant to their responsibilities regarding executive compensation. For more information on the skills and experience of the NGC Committee’s members that enable it to make decisions on the suitability of the Company’s compensation policies and practices, see Item 6A. “Directors, Senior Management and Employees” — “Directors and Senior Management”.

Independent Compensation Consultant and Peer Group Comparisons

In 2020, the NGC Committee retained Pearl Meyer to assist with its review of compensation for the NEOs and other related matters. The NGC Committee supervised the work done by Pearl Meyer. While Pearl Meyer provided data and analyses and made recommendations to the NGC Committee on the form and amount of compensation, our Chief Executive Officer is ultimately responsible for approving our senior executive compensation (for senior executives other than himself and the other NEOs) and our board of directors, on the recommendation of the NGC Committee, is responsible for approving our Chief Executive Officer’s and other NEO’s compensation.

Pearl Meyer advised the NGC Committee on a variety of subjects, including compensation plan design and trends, performance-driven incentives, peer group benchmarking and other related executive compensation matters. Pearl Meyer reported directly to the NGC Committee, participated in meetings as requested and communicated with the NGC Committee Chair between meetings, as necessary. Pearl Meyer did not provide any other services to the Company during 2020 and is considered independent and free from conflict under the Dodd-Frank Wall Street Reform and Consumer Protection Act and associated standards set forth by the SEC and NYSE.

The NGC Committee, in consultation with Pearl Meyer, has established a peer group to be used as a reference for executive compensation decisions. Criteria used for establishing the peer group included (i) organization size, with financial characteristics and growth profile such as revenue, free cash flow, EBITDA, market capitalization or enterprise value similar to those of the Company, (ii) country of domicile, including Canada and the United States, and (iii) industry, including companies in the environmental, facilities and diversified support services, transportation, oil and gas equipment and services, distribution and construction materials industries. Due to limited peers in Canada, the industry criteria was broader for Canadian companies. The peer group includes the following companies:

BrightView Holdings, Inc.	Dover Corporation	Summit Materials, Inc.	Waste Connections Inc.
Canadian Pacific Railway	Harsco Corporation	TFI International Inc.	Waste Management, Inc.
Clean Harbors Inc.	Iron Mountain	United Rentals Inc.
Coventa Holding Corporation	Republic Services, Inc.

In 2020, we paid Pearl Meyer total fees of $149,360, all of which was paid in connection with executive compensation-related services.

Principal Elements of Compensation

The compensation of our executive officers includes three major elements: (i) base salary, (ii) non-equity incentives, consisting of an annual cash bonus, and (iii) long-term equity incentives, consisting of stock options, RSUs and other equity-based awards as may be granted from time to time generally under the long-term incentive plan of the Company (“LTIP”). Perquisites and personal benefits are not a significant element of compensation of our executive officers, other than our Chief Executive Officer. See “Executive Compensation and Related Tables” — “Summary Compensation Table” below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are reviewed annually by our board of directors and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Non-Equity Incentives

Non-equity incentives are designed to motivate our executive officers to meet our strategic business and financial objectives generally and our annual financial performance targets in particular. Such incentives are based on objective financial and non-financial targets set at the beginning of each financial year at the discretion of the NGC Committee, which may vary from year to year. Non-equity incentives are determined by our board of directors on the recommendation of the NGC Committee.

At the beginning of the year, the NGC Committee adopted the performance targets for Fiscal 2020. Our performance was compared to target levels of (i) Adjusted EBITDA, weighted at 40%, (ii) Adjusted Free Cash Flow weighted at 40%, and (iii) non-financial metrics including health and safety, sustainability and diversity, weighted at 20%. Payouts are determined based on our weighted average achievement relative to each metric.

The NGC Committee may adjust the targeted performance goals if an acquisition, significant new contract or extraordinary event results in a significant impact to the goals. The NGC Committee calculates Adjusted EBITDA by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business such as loss/gain on foreign exchange, mark to market loss/gain on fuel hedge and the Purchase Contracts and costs associated with acquisitions, integration, rebranding and our IPO. The NGC Committee calculates Adjusted Free Cash Flow by adjusting net cash from operating activities for one-time costs such as costs associated with debt repayment, including prepayment penalties, and costs associated with acquisitions, integration, rebranding and our IPO. Both of these metrics are generally consistent with the Company’s approach to reporting non-IFRS measures in our earnings releases and filings with the SEC and applicable securities commissions or similar regulatory authorities in Canada. The NGC Committee chose these measures of performance because they are widely used by investors as valuation measures in the solid waste industry and because the targeted goals encourage improving free cash flow and return on invested capital.

Our cumulative performance relative to target is calculated as a weighted average and treated as a multiplier. The multiplier is applied to the target payout so that if we achieved 100% of our targets, the participants would receive 100% of their annual incentives, provided that if we achieved less than 95% of our targets, participants would receive 0% of their annual target incentives. Participants may earn up to a maximum of 200% of their targeted annual incentives if we achieved between 100% and 105% of our targets. While this is the Company’s general approach for the thresholds, in Fiscal 2020, the thresholds were 90% and 110%, to take into account the Company’s transition to a public company and the significant acquisitions completed during the year. The NGC Committee intends to review the targeted performance goals and multipliers on an annual basis to ensure that they are consistent with the peer group referred to above.

The actual annual non-equity incentive amounts awarded to our NEOs for Fiscal 2020 are set forth in the “Summary Compensation Table” below.

Long-Term Equity Incentives

Long-term incentive compensation awards align the interests of our executive officers with the interests of our shareholders by awarding pay-for-performance that reflects the long-term interests of our shareholders, supports the achievement of our performance objectives, and encourages an appropriate level of compensation risk, while also cultivating longer term retention. We believe that equity-based compensation awards help to motivate our executive officers to achieve our strategic business and financial objectives.

LTIP

In March 2020, we adopted the LTIP to provide different types of equity-based incentive awards to be granted to certain of our executive officers, employees and consultants (collectively, the “eligible participants”), including options, PSUs and RSUs (collectively referred to herein as “awards”). Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares or cash, in accordance with the terms of the LTIP. Under the terms of the LTIP, our board of directors, or if authorized by our board of directors, our NGC Committee, may grant awards to eligible participants, as applicable. In conjunction with the senior executives, the NGC Committee is responsible for administering the Company’s long-term incentive plan. Previous grants of equity-based awards may be taken into consideration when making decisions related to equity-based compensation. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of awards is evidenced by a grant agreement with each such participant.

Long-Term Equity Incentives Granted in Fiscal 2020

During Fiscal 2020, to support continued alignment with our compensation philosophy and objectives, certain of our NEOs received a grant of options upon completion of the IPO. These options have a term of ten years, vest ratably over five-years and have laddered exercise prices. None of the options were “in-the-money” upon completion of the IPO.

Additionally, we granted RSUs to certain of our executive officers during Fiscal 2020, including certain of our NEOs. The RSUs vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participant’s continued employment. When cash dividends are paid on the subordinate voting shares, the recipient receives additional units (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting provision as the RSUs. Upon vesting, the RSUs will be settled in either cash or subordinate voting shares, at the option of the Company. In the future, we may also offer other full-value equity-based awards, such as PSUs.

For details on the RSUs and options granted to our NEO in Fiscal 2020, see the “Outstanding Option-Based and Share-Based Awards” table below.

Other Compensation Policies

Share Ownership Guidelines

The board of directors recognizes the importance of aligning the financial interests of the Company’s directors and NEOs with the interests of the Company’s shareholders while also enabling such directors and officers to share in the long-term growth and success of the Company. Accordingly, the board of directors maintains share ownership guidelines for directors and NEOs. The current minimum ownership guidelines are as follows:

●	For the Chief Executive Officer, five times such individual’s annual base salary;
●	For each other NEO, three times such individual’s annual base salary; and
●	For each director, subject to certain exceptions, three times such individual’s annual board retainer.

Directors and NEOs will be deemed to have satisfied the applicable ownership guidelines if the fair market value of all equity interests, which include our multiple voting shares, subordinate voting shares, including Legacy Option Shares (as defined below), and the “in-the-money” value of vested equity based entitlements and unvested time-based equity based entitlements under our equity based incentive plans (as such plans may be adopted from time to time), held by him or her equals or exceeds the relevant multiple of his or her then current annual base salary or cash portion of his or her board retainer, as applicable, as calculated on the first trading day of each fiscal year using the closing price of the subordinate voting shares of the Company on the last trading day of the prior fiscal year. The guidelines state that the directors and NEOs should be able to achieve these guidelines within five years of the later of: (i) our IPO, and (ii) the director’s or NEO’s date of appointment.

Any director that is prohibited from receiving compensation from the Company as a result of his or her employer’s policies may be exempt from these guidelines. Additionally, the NGC Committee will consider, and may approve, an alternate share ownership guideline for a director or executive officer who, due to unique financial circumstances, would incur a hardship by complying with these guidelines.

Currently, each of our Chief Executive Officer and our other NEOs exceeds the minimum share ownership requirements set out in the guidelines as follows:

Share Ownership
Name	Ownership Guidelines(1)	(Multiple of Annual Salary)
Patrick Dovigi	5 x annual salary	47.8x
Luke Pelosi	3 x annual salary	7.8x
Greg Yorston	3 x annual salary	7.8x
Mindy Gilbert	3 x annual salary	3.8x
Elizabeth Joy Grahek	3 x annual salary	3.2x
(1)	Salary (except for Ms. Gilbert and Ms. Grahek) is provided in U.S. dollars. U.S. dollar amounts for salary have been converted to Canadian dollars using the Bank of Canada’s average exchange rate for Fiscal 2020 of US$1.00=$1.3415 (the “Fiscal 2020 Exchange Rate”). See “Summary Compensation Table”, below.
(2)	The multiple is determined by dividing the NEO’s share ownership value by such NEO’s applicable ownership guideline. The share ownership value is calculated based on the in-the-money value of options and the number of securities held by each NEO as of December 31, 2020, including Legacy Option Shares, RSUs, subordinate voting shares and multiple voting shares, with each security being valued at the closing price of the subordinate voting shares on the NYSE on December 31, 2020 of US$29.18 ($37.15). The U.S. dollar amount for share price has been converted to Canadian dollars using the Bank of Canada’s exchange rate on December 31, 2020 of US$1.00=$1.2732 (the “December 31 Exchange Rate”).

Each of our directors who receives an annual retainer for his or her position on our board of directors also exceeds the minimum share ownership requirements set out in the guidelines.

Anti-Hedging Policy

Pursuant to our insider trading policy, our executive officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Clawback Policy

Our board of directors has established a clawback policy to encourage sound financial reporting and increase individual accountability. The key terms of the clawback policy are as follows:

●	The policy applies to all named executive officers of the Company (as defined by Canadian securities laws) (the “covered officers”);
●	The policy applies to all short- and long-term compensation arrangements if the amount, payment and/or vesting of such arrangement is calculated based in whole or in part on the application of objective performance criteria measured during any part of the period covered by a restatement (as defined below) (collectively, the “incentive compensation”);
●	The policy is triggered by an accounting restatement we must make due to material noncompliance with any financial reporting requirement under securities laws (a “restatement”);
●	This clawback applies where any incentive compensation made to a covered officer was predicated upon achieving certain financial results that were subsequently the subject of a restatement and if the NGC Committee determines that the covered officer engaged in intentional misconduct that caused or subsequently caused the need for the restatement such that a lower incentive compensation would have been made to such covered officer based upon the restatement; and
●	If a restatement occurs, the Company shall, to the extent practicable, seek to recover from such covered officer the amount by which his or her incentive compensation for the relevant period exceeded the lower payment that would have been made to the covered officer based on the restatement.

Compensation Risk Assessment

Our NGC Committee is responsible for ensuring that our compensation policies and practices reflect an appropriate balance of risk and reward consistent with our risk profile while motivating performance consistent with our growth objectives. As part of the review of the compensation paid to our executive officers, our NGC Committee considers the potential risks associated with the structure and design of our various compensation policies and practices.

To date, we have not identified any risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. To identify and mitigate compensation policies and practices that could encourage an executive officer to take inappropriate or excessive risks, we have adopted the following policies and practices:

●	Executive rewards are subject to approval of our board of directors;
●	All directors and employees are subject to the Company’s Code of Ethics, which has been adopted by our board of directors and provides for, among other things, a commitment to carry out all business activities ethically and honestly and to avoid even the appearance of improper behavior;
●	A significant portion of compensation provided to our executive officers is contingent on performance;

●	Minimum share ownership guidelines requiring NEOs and directors to own equity interests in the Company, which ensures that long-term interests of such executive officers and directors are aligned with those of our shareholders;
●	Adoption of a clawback policy to allow for recovery of certain incentive compensation that is performance-based if it is earned based on inaccurate financial statements; and
●	Fully independent NGC Committee, which retains an independent compensation consultant that provided no other services to the Company in Fiscal 2020.

Termination and Change of Control Benefits

We have employment agreements and equity incentive award agreements with each of our executive officers, which provide for certain payments and restrictions upon termination or change of control of the Company. Such terms are generally set forth below and a table indicating incremental payments that would have been made to our NEOs upon the occurrence of certain events is set out under “Executive Compensation and Related Tables” below.

Termination Without Cause, Resignation for Good Reason or Termination Surrounding Change of Control

If Mr. Dovigi’s employment were to be terminated by us without cause, he resigned for good reason or, within 18 months of a change of control, his employment were to be terminated by us, he would be entitled a payment equal to three times his base salary and bonus earned for the fiscal year immediately prior to the year of termination, payable in substantially equal installments during the 12-month period following termination, a prorated target bonus in respect of the year in which his termination occurs and participation in the benefit plans and use of vehicle until the end of the 12-month period following termination. If Mr. Dovigi’s employment were to be terminated by us without cause or he resigned for good reason, or if a change of control occurs, all of his options issued pursuant to the IPO would vest and become immediately exercisable, and remain exercisable until the earlier of the fifth anniversary of his termination and the end of the respective terms thereof.

If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason (outside of the 12 months following a change of control), he or she would be entitled to a payment equal to two times his or her base salary and average bonus received in the previous two fiscal years immediately prior to the year of termination payable in equal installments in the two years following termination, a prorated target bonus in respect of the year in which his or her termination occurs and participation in the benefit plans until the earlier of 18 months or comparable coverage is secured through alternate employment (all such payments, collectively, the “Termination Payments”). If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason, in either event within 12 months following a change of control, he or she would be entitled to a lump sum payment of the Termination Payments within 60 days of termination. In the termination scenarios set out herein, each NEO’s Legacy Option Shares not yet released from escrow may be released, all of the NEO’s unvested options issued pursuant to the IPO would vest and become immediately exercisable, and remain exercisable until the earlier of the third anniversary of his or her termination and the end of the term of the options, and any other long-term incentive awards held by the NEO would vest and become immediately exercisable.

Termination With Cause or Resignation Without Good Reason

If any of our NEOs were to resign without good reason or if such executive’s employment were to be terminated by us for cause, all unvested equity awards would terminate as of the date of his or her resignation or termination for cause.

Termination Upon Death or Disability

In the event of a termination upon death or disability, Mr. Dovigi’s employment agreement provides that we will continue to maintain the benefit plans for the benefit of him and his dependents for a period of at least 12 months. Upon death of any of our NEOs, all unvested options issued pursuant to the IPO for such NEO will automatically vest on the effective date of such death. Each NEO’s Legacy Option Shares not yet released from escrow will be released and any other long-term incentive awards held by the NEO would vest and become immediately exercisable.

Restrictive Covenants

Under their respective employment agreements, each of our NEOs is subject to certain restrictive covenants with respect to solicitations and non-competition obligations for a period of 12 months following such executive’s termination, and is subject to certain intellectual property assignment and confidentiality obligations.

Executive Compensation and Related Tables

Summary Compensation Table

The following table shows the amount and type of compensation earned by, paid to, or awarded to the NEOs in Fiscal 2020.(1) As we became a reporting issuer during Fiscal 2020, in accordance with applicable securities laws, compensation information has not been presented with respect to prior years.

					Non‑equity Incentive
					Plan Compensation
					($)
			Share‑	Option‑		Long‑
			based	Based	Annual	term	Pension	All Other	Total
		Salary	Awards	Awards	incentive	incentive	Value	Compensation	Compensation
Name and Principal Position	Year	($)(2)	($)(3)	($)(4)	plan(5)	plans	($)(6)	($)(7)	($)
Patrick Dovigi President and Chief Executive Officer	2020	2,027,342	—	26,566,553	5,428,988	—	—	3,285,639	37,308,522
Luke Pelosi Executive Vice President and Chief Financial Officer	2020	834,748	536,812	2,225,866	1,503,771	—	—	—	5,101,197
Greg Yorston Executive Vice President and Chief Operating Officer, Solid Waste	2020	845,993	897,907	890,346	1,503,771	—	—	—	4,138,017
Mindy Gilbert Executive Vice President and General Counsel	2020	516,395	944,284	445,173	726,264	—	—	—	2,632,116
Elizabeth Joy Grahek Executive Vice President, Strategic Initiatives	2020	423,166	1,131,021	—	595,041	—	—	—	2,149,228
(1)	In the above table, Salary (except for Ms. Gilbert and Ms. Grahek), Share-Based Awards, Option-Based Awards, Non-equity Incentive Plan and All Other Compensation were provided in U.S. dollars. U.S. dollar amounts for Salary and All Other Compensation have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate. U.S. dollar amounts for Share-Based Awards, Non-equity Incentive Plan and Option-Based Awards have been converted to Canadian dollars using the December 31 Exchange Rate.
(2)	Represents the actual base salary earned in Fiscal 2020. As at December 31, 2020, the annual base salary for each of our NEOs is as follows: $2,072,618 (US$1,545,000) for Mr. Dovigi; $863,926 (US$644,000) for Mr. Pelosi; $863,926 (US$644,000) for Mr. Yorston; $528,000 for Ms. Gilbert; and $432,600 for Ms. Grahek.
(3)	Represents RSU grants made to Mr. Pelosi, Mr. Yorston, Ms. Gilbert and Ms. Grahek in September 2020. These grants were valued at US$20.51 ($26.11), which was based on the closing price of the subordinate voting shares on the NYSE on the day prior to the grant. See “Outstanding Option-Based and Share-Based Awards for NEOs” below.
(4)	The grant date fair value of options awarded was calculated using the Black-Scholes model, a common and widely accepted valuation methodology. In Fiscal 2020, options granted were valued as set out below under “Outstanding Option-Based and Share-Based Awards for NEOs”. For the key assumptions used to determine the stock option value for the Fiscal 2020 grants using Black-Scholes Option Pricing Model, see Note 17 of our Annual Financial Statements included in this Annual Report.
(5)	Under their respective employment agreements, each NEO is entitled to participate in our annual non-equity incentive plan, subject to any increase approved by our board of directors. Mr. Dovigi’s non-equity incentives are targeted at 150% of his annual base salary, which may be increased to 200% at the discretion of the board of directors. Each of Mr. Pelosi’s and Mr. Yorston’s non-equity incentives are targeted at 100% of his annual base salary. Each of Ms. Gilbert’s and Ms. Grahek’s non-equity incentives are targeted at 75% of her annual base salary.
(6)	We do not currently offer a defined benefit or a defined contribution plan or pension plan.
(7)	All Other Compensation may include a variety of types of compensation, such as car allowance, parking, use of company car, deferred profit sharing, air and ground transportation (including use of the company aircraft), gross up payments, insurance premiums and reimbursement of certain expenses. For each of Mr. Pelosi, Mr. Yorston, Ms. Gilbert and Ms. Grahek, this amount in aggregate was less than $50,000 or 10% of such executive’s salary. For Mr. Dovigi, this amount included a car allowance, personal plane hours, gross up payments and $2,000,000 of premiums for insurance policies as well as benefit plans. For purposes of our Summary Compensation Table, we value the compensatory benefit to Mr. Dovigi as the dollar value of the various benefit plan costs and insurance premiums paid. For use of the aircraft, we value the perquisite at the incremental cost to us of conferring the benefit, which consists of the average weighted fuel expenses, catering expenses, trip-related crew expenses, landing fees and trip-related hangar/parking costs. Since our aircraft is used primarily for business travel, the valuation excludes the fixed costs that do not change based on usage, such as pilots’ compensation, the lease expense of the aircraft and the cost of maintenance. Our valuation of these perquisites, including the personal use of aircraft is calculated in accordance with Canadian securities law requirements, which may not be the same as valuations under applicable tax regulations.

Outstanding Option-Based and Share-Based Awards for NEOs

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2020.(1)

	Option-Based Awards(2)				Share-Based Awards
					Number of	Market or	Market or Payout
	Number of				Shares or	Payout Value of	Value of Vested
	Securities			Value of	Units of	Share-based	Share-based
	Underlying	Option	Option	Unexercised	Shares that	Awards that	Awards Not Paid
	Unexercised	Exercise	Expiration	In-the-Money	have Not	have Not	Out or
	Options	Price	Date	Options	Vested	Vested	Distributed
Name	(#)	($)(3)	(dd-mm-yyyy)	($)(4)	(#)(5)	($)(6)	($)
Patrick Dovigi	3,928,636	24.19	05/03/2030	50,919,743	—	—	—
	3,437,557	29.03	05/03/2030	27,923,331	—	—	—
	3,437,557	34.83	05/03/2030	7,965,590	—	—	—
	3,437,557	41.80	05/03/2030	—	—	—	—
	3,437,557	50.16	05/03/2030	—	—	—	—
Luke Pelosi	245,540	24.19	05/03/2030	3,182,487	20,557	763,733	—
	245,540	29.03	05/03/2030	1,994,525	—	—	—
	245,540	34.83	05/03/2030	568,971	—	—	—
	245,540	41.80	05/03/2030	—	—	—	—
	245,540	50.16	05/03/2030	—	—	—	—
Greg Yorston	98,216	24.19	05/03/2030	1,272,995	34,385	1,277,471	—
	98,216	29.03	05/03/2030	797,810	—	—	—
	98,216	34.83	05/03/2030	227,588	—	—	—
	98,216	41.80	05/03/2030	—	—	—	—
	98,216	50.16	05/03/2030	—	—	—	—
Mindy Gilbert	49,108	24.19	05/03/2030	636,497	36,161	1,343,453	—
	49,108	29.03	05/03/2030	398,905	—	—	—
	49,108	34.83	05/03/2030	113,794	—	—	—
	49,108	41.80	05/03/2030	—	—	—	—
	49,108	50.16	05/03/2030	—	—	—	—
Elizabeth Joy Grahek	—	—	—	—	43,312	1,609,128	—
(1)	Option-Based Awards and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)	The vesting dates for Mr. Dovigi’s options are as follows: March 3, 2020 for his tranche of 3,928,636 options, June 5, 2021 for his first tranche of 3,437,557 options, June 6, 2022 for his second tranche of 3,437,557 options, June 6, 2023 for his third tranche of 3,437,557 options, and June 6, 2024 for his fourth tranche of 3,437,557 options. The vesting dates for the other NEOs are as follows: March 5, 2021 for such NEO’s first tranche of options, and March 5 on each subsequent year thereafter, with the fifth and final tranche vesting on March 5, 2025.
(3)	The corresponding exercise prices of the options in U.S. dollars, the currency they were granted in, are as follows: US$19.00 ($24.19), US$22.80 ($29.03), US$27.36 ($34.83), US$32.83 ($41.80), and US$39.40 ($50.16).
(4)	Options are “in-the-money” if the market price of the subordinate voting shares covered by the options is greater than the option exercise price. This value is calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on December 31, 2020, which was US$29.18 ($37.15), and the exercise price of the option.
(5)	Includes RSUs granted in September 2020, which vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participants’ continued employment.
(6)	For the purposes of attributing a market value to the shares underlying the share-based awards, being RSUs, the value is calculated based on the closing price per subordinate voting share of US$29.18 ($37.15) on the NYSE on December 31, 2020, being the last trading day of Fiscal 2020. This amount may not represent the actual value of the share-based awards upon distribution, as the value of the shares underlying these awards may be of greater or lesser value on vesting based on the market value of the subordinate voting shares at that time.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested or earned in accordance with their terms during the year ending December 31, 2020.(1)

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	($)(2)	($)	($)
Patrick Dovigi	nil	—	5,428,988
Luke Pelosi	—	—	1,503,771
Greg Yorston	—	—	1,503,771
Mindy Gilbert	—	—	726,264
Elizabeth Joy Grahek	—	—	595,041
(1)	Option-based awards and Non-equity incentive plan compensation were provided in U.S. dollars. U.S. dollar amounts for option-based awards have been converted to Canadian dollars using the December 31 Exchange Rate. U.S. dollar amounts for non-equity incentive plan compensation have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate.
(2)	Mr. Dovigi had 3,928,636 options that vested on March 5, 2020, the date of completion of the IPO, at an exercise price of US$19.00 ($24.19). These options were not in-the-money at the time of vesting.

Potential Payments Table

The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements and equity incentive award agreements upon the occurrence of certain events, had they occurred on December 31, 2020.

				Acceleration of
				Equity-Based
		Severance		Awards		Total
Name	Event	($)(1)		($)		($)(2)
Patrick Dovigi	Termination without cause, resignation for good reason, or termination by the Company within 18 months of change of control	14,461,197	(3)(4)	35,888,920	(5)	50,350,117
	Termination with cause or resignation without good reason	—		—		—
	Termination upon death	—		35,888,920	(5)	35,888,920
Luke Pelosi	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	3,972,029	(3)(4)	19,432,586	(6)	23,404,615
	Termination with cause or resignation without good reason	—		—		—
	Termination upon death	—		19,432,586	(6)	19,432,586
Greg Yorston	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	4,007,507	(3)(4)	15,146,587	(6)	19,154,094
	Termination with cause or resignation without good reason	—		—		—
	Termination upon death	—		15,146,587	(6)	15,146,587
Mindy Gilbert	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	2,143,429	(3)(4)	5,650,716	(6)	7,794,145
	Termination with cause or resignation without good reason	—		—		—
	Termination upon death	—		5,650,716	(6)	5,650,716
Elizabeth Joy Grahek	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	1,756,373	(3)(4)	3,714,492	(6)	5,470,865
	Termination with cause or resignation without good reason	—		—		—
	Termination upon death	—		3,714,492	(6)	3,714,492
(1)	Reflects the full value of the severance payment that the NEO would be entitled to, whether it is payable in equal instalments or a lumpsum payment. This value assumes there are no accrued obligations or basic entitlements, meaning earned but unpaid salary and vacation pay, unreimbursed business expenses, bonus earned but not previously paid to the NEO in respect of the previous fiscal year, or pro-rated bonus for Fiscal 2020. Unless otherwise specified, any U.S. dollar amounts for salary have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate and any U.S. dollar amounts for non-equity incentive plan compensation have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)	Not reflected in the table are the amounts for the premiums that the Company will continue to pay for certain health and welfare benefits for the NEOs following the date of termination. For Mr. Dovigi, the Company will continue to pay such premiums for 12-months following the date of his termination or death. In addition, Mr. Dovigi will continue to have use of the automobile and the benefits associated with same for the 12-month period following the date of his termination. For each of the other NEOs, the Company will continue to pay such premiums for 18-months following the date of his or her termination.
(3)	In the case of Mr. Dovigi, this amount is paid in equal instalments over the 12-month period following the date of his termination. In the case of each of the other NEOs, in the event of: (i) termination without cause or resignation for good reason, this amount is paid in equal instalments over the 24-month period following the date of his or her termination, or (ii) termination without cause or resignation with good reason within 12 months of change of control, this amount is paid in a lump sum payment, payable within 60 days following the date of termination
(4)	In the case of Mr. Dovigi, this amount represents three times the sum of his salary and bonus received in the prior fiscal year. In the case of each of the other NEOs, this amount represents two times the sum of his or her salary earned in the then current fiscal year and the average bonus received in the then current and prior fiscal year. The U.S. dollar amount for Mr. Dovigi's salary for the prior fiscal year has been converted to Canadian dollars using the average exchange rate of US$1.00=$1.3268 for such year. U.S. dollar amounts for non-equity incentive plan compensation for the prior fiscal year have been converted to Canadian dollars using the exchange rate on December 31, 2019 of US$1.00=$1.2988.
(5)	The vesting of all unvested equity-based awards will accelerate. Reflects the value of Mr. Dovigi’s in-the-money options that were unvested immediately prior to termination. In addition, Mr. Dovigi would receive the value of his in-the-money options that had previously vested prior to termination. U.S. dollar amounts for options have been converted to Canadian dollars using the December 31 Exchange Rate.
(6)	The vesting of all unvested equity-based awards will accelerate. Reflects the value of the NEO’s RSUs, the value of the in-the-money options that were unvested immediately prior to termination, and the release of the Legacy Option Shares from escrow, as applicable. U.S. dollar amounts for equity-based compensation have been converted to Canadian dollars using the December 31 Exchange Rate.

DIRECTOR COMPENSATION

Our compensation program for our directors is designed to attract and retain committed and qualified directors that possess the range and depth of skills and experience required for our board of directors. Our board of directors, through our NGC Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our board of directors, certain directors that are not employees of the Company are paid an annual retainer which may, at our board of director’s discretion, be paid in cash or in some combination of cash and deferred share units (“DSUs”). We also reimburse our directors for all reasonable out-of-pocket travel expenses incurred in connection with attendance at meetings of the board of directors. Since the completion of the IPO, a portion of our non-employee directors’ cash retainer has been paid in the form of DSUs.

None of our directors that is employed by BC Partners, Ontario Teachers or GIC are entitled to receive any compensation for his or her service as a director of our board. As an employee of GFL, Mr. Dovigi does not receive any additional compensation for serving as a director of our board.

The following table outlines our director compensation program for our non-employee directors in Fiscal 2020.(1)

Type of Fee	Position	Amount
Board Retainer	Chair	nil
	Board Member	$335,645	(2)
	Lead Director	$33,538	(3)
Committee Retainer	Audit Committee Chair	$33,538	(3)
	NGC Committee Chair	$33,538	(4)
Meeting Fees	Board / Committee Meeting	nil
(1)	Director compensation is provided in U.S. dollars. U.S. dollar amounts for the cash portion of the director compensation have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate. U.S. dollar amounts for the DSU portion of director compensation has been converted to Canadian dollars using the December 31 Exchange Rate.
(2)	For Fiscal 2020, the amount paid was $276,036, which is the amount prorated as of March 5, 2020, the date of completion of the IPO, and was comprised of approximately 39% in cash and 61% in DSUs. This amount was only paid to Mr. Chiesa, Mr. Guindi, Mr. Nayar and Mr. Poole, who are our directors that are not employed by any of our Investors or by the Company.
(3)	For Fiscal 2020, the amount paid was $27,581, which is the amount prorated as of March 5, 2020.
(4)	In Fiscal 2020, we did not pay the NGC Committee Chair a retainer since he is employed by one of the Investors. The fee for the NGC Committee Chair in Fiscal 2020 for a director not employed by an Investor would have been $27,581, which is the amount prorated as of March 5, 2020.

Director Compensation Table

Pursuant to the Investor Rights Agreements, we do not compensate a director who is a partner, principal, member of, or employee of an Investor or any of its Affiliates (as defined in the Investor Rights Agreements) for his or her service on our board of directors or on our committees. In addition, as an employee of GFL, Mr. Dovigi does not receive any additional compensation for serving as a director of our board. The following table shows the compensation earned by, paid to, or awarded to the other non-employee directors during Fiscal 2020.(1)

				Non‑equity
		Share‑	Option‑	Incentive
	Fees	Based	Based	Plan	Pension	All Other	Total
	Earned	Awards	Awards	Compensation	Value	Compensation	Compensation
Name	($)(2)	($)(3)	($)	($)	($)	($)	($)
Dino Chiesa	$137,531	$166,086	—	—	—	—	$303,617
Shahir Guindi(4)	$109,949	$166,086	—	—	—	—	$276,036
Arun Nayar	$137,531	$166,086	—	—	—	—	$303,617
Ven Poole	$109,949	$166,086	—	—	—	—	$276,036
(1)	Fees Earned and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts for Fees Earned have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate. U.S. dollar amounts for Share-Based Awards have been converted to Canadian dollars using the December 31 Exchange Rate.
(2)	Fees Earned represent cash fees paid to our directors in Fiscal 2020.
(3)	Share-Based Awards comprise the following grants of DSUs to each of Mr. Chiesa, Mr. Guindi, Mr. Nayar and Mr. Poole: 618 DSUs with a grant date fair value of US$19.00 ($24.19) per DSU for the first quarter of 2020; 2,083 DSUs with a grant date fair value of US$19.00 ($24.19) per DSU for the second quarter of 2020; 1,861 DSUs with a grant date fair value of US$21.26 ($27.07) per DSU for the third quarter of 2020; and 1,356 DSUs with a grant date fair value of US$29.18 ($37.15) per DSU for the fourth quarter of 2020.
(4)	Mr. Guindi ceased to be a director of the Company on February 23, 2021.

Outstanding Option-Based and Share-Based Awards for Directors

The following table sets out information concerning the option-based and share-based awards outstanding as at December 31, 2020 granted to our non-employee directors.(1)

	Option-Based Awards				Share-Based Awards
					Number of
	Number of			Value of	Shares or	Market or	Market or Payout
	Securities			Unexercised	Units of	Payout Value of	Value of Vested
	Underlying	Option	Option	In-the-	Shares that	Share-based	Share-based
	Unexercised	Exercise	Expiration	money	have Not	Awards that	Awards Not Paid
	Options	Price	Date	Options	Vested	have Not Vested	Out or Distributed
Name	(#)	($)	(dd-mm-yyyy)	($)	(#)	($)	($)(2)
Dino Chiesa	—	—	—	—	—	—	$169,487
Shahir Guindi	—	—	—	—	—	—	$169,487
Arun Nayar	—	—	—	—	—	—	$169,487
Ven Poole	—	—	—	—	—	—	$169,487
(1)	Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.
(2)	Share-based awards are comprised of DSUs, which are fully vested upon the date of grant and settled upon a director’s departure from service. For the purposes of attributing a market value to the shares underlying the share-based awards, being DSUs, the value is calculated based on the closing price per subordinate voting share of US$29.18 ($37.15) on the NYSE on December 31, 2020, being the last trading day of Fiscal 2020. This amount may not represent the actual value of the DSU award upon settlement, as the value of the shares underlying these awards may be of greater or lesser value based on the market value of the subordinate voting shares at that time. The amounts shown in this table do not include the grants to our directors for the fourth quarter of 2020, since the grant date of those DSUs was January 4, 2021 and they had therefore not vested as of December 31, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our non-employee directors who hold incentive plan awards, the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2020.(1)

			Non-equity incentive plan
	Option- based awards – Value	Share- based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	($)	($)(2)	($)
Dino Chiesa	—	$115,713	—
Shahir Guindi	—	$115,713	—
Arun Nayar	—	$115,713	—
Ven Poole	—	$115,713	—
(1)	Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.
(2)	For the purposes of determining the value vested during the year of the share-based awards, being DSUs, the value is calculated by multiplying the number of DSUs by the market value of the grant date fair values, as set out in the “Director Compensation Table”, above. DSUs are fully vested upon the date of grant. The amounts shown in this table do not include the grants to our directors for the fourth quarter of 2020, since the grant date of those DSUs was January 4, 2021 and they had therefore not vested as of December 31, 2020.

Deferred Share Unit Plan

In connection with the IPO, our board of directors adopted the director deferred share unit plan (the “DSU Plan”), which is a component of the Company’s long-term incentive compensation arrangements available for our non-employee directors. The DSU Plan allows non-employee directors to participate in the long-term success of the Company and to promote a greater alignment of interests between non-employee directors and shareholders. The DSU Plan provides such directors with the opportunity to receive a portion of their compensation in the form of DSUs, representing a unit equivalent in value to a subordinate voting share in accordance with the terms of the DSU Plan (based on the closing price of the subordinate voting shares on the day prior to the grant). DSUs are fully vested upon the date of grant and settled upon a director’s departure from service. The DSU Plan is administered by our board of directors, provided that the board of directors may, in its discretion, delegate its administrative powers under the DSU Plan to the NGC Committee.

C.	Board Practices

Composition of our Board of Directors

Our Articles provide that the Board shall consist of a minimum of three and a maximum of 15 directors, with the actual number to be determined from time to time by the directors. Our board of directors consists of eight directors. Under the OBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by our shareholders at each annual meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our Company or any of our subsidiaries. Employee directors may be eligible for benefits upon termination of their employment pursuant to their employment agreements.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the NGC Committee seeks to maintain the composition of our board of directors in a way that provides, in the judgement of our board of directors, the best mix of skills and experience to provide for our overall stewardship. However, we recognize the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal and in accordance with our diversity policy, the NGC Committee considers, among other factors, criteria that promote diversity, including with regard to gender, ethnicity and other dimensions, and the level of representation of women on our board of directors and in senior management positions.

Our NGC Committee also conducts a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our board of directors.

Committees of our Board of Directors

Our board of directors has established two committees: the Audit Committee and the NGC Committee.

Audit Committee

Our Audit Committee consists of three directors, each of whom is a person determined by our board of directors to meet the independence requirements for audit committees under the rules of the NYSE and NI 52-110. Our Audit Committee is composed of Arun Nayar, who acts as Chair of the committee, Dino Chiesa, and Violet Konkle. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The board of directors has also determined that Arun Nayar, Dino Chiesa and Violet Konkle are “financially literate” within the meaning of the rules and regulations of the NYSE and NI 52-110 and that they each qualify as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

Our board of directors has adopted a written charter that sets forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee assists our board of directors in fulfilling its oversight of:

●	our financial statements and financial reporting processes;
●	our systems of internal accounting and financial controls;
●	the annual independent audit of our financial statements;
●	legal and regulatory compliance;
●	reviewing and recommending debt and equity financings, reviewing and monitoring compliance with debt covenants and reviewing the process and reports with which we measure financial results or performance; and
●	public disclosure items such as quarterly press releases, investor relations materials and other public reporting requirements.

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditors and the management of the Company. The Audit Committee is given full access to the Company’s management and records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company provides appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors employed by the Audit Committee.

Nomination, Governance and Compensation Committee

Our board of directors has established the NGC Committee, which is composed of three directors, all of whom are persons determined by our board of directors to be independent directors, and is charged with reviewing, overseeing and evaluating our compensation, corporate governance and nominating policies. Our NGC Committee is composed of Paolo Notarnicola, who acts as chair of the committee, Dino Chiesa and Arun Nayar. No member of our NGC Committee is an officer of the Company, and as such, our board of directors believes that our NGC Committee is able to conduct its activities in an objective manner.

Our board of directors has adopted a written charter setting forth the purpose, composition, authority and responsibility of our NGC Committee consistent with the Company’s Corporate Governance Guidelines. Our NGC Committee’s purpose is to assist our board of directors in:

●	the appointment, evaluation and compensation of our senior executives;
●	the recruitment, development and retention of our senior executives;
●	maintaining talent management and succession planning systems and processes relating to our senior management;
●	developing the compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;
●	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;
●	assessing the compensation of our directors;
●	developing benefit retirement and savings plans;
●	developing our corporate governance guidelines and principles and providing us with governance leadership;
●	identifying individuals qualified to be nominated as members of our board of directors;
●	monitoring compliance with our Anti-Bribery Policy and initiating investigations of reported violations;
●	monitoring compliance with our Code of Ethics;
●	reviewing the structure, composition and mandate of our board committees;
●	guiding management in identifying sustainability and corporate responsibility strategies, goals and objectives that have significant potential financial or reputational impacts and reviewing Company’s performance toward such goals and objectives; and
●	evaluating the performance and effectiveness of our board of directors and of our board committees.

Our NGC Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our board of directors, committees of our board of directors and the contributions of individual board members. Our NGC Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our board of directors, committees of our board of directors, individual board members, our Chair, lead director and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall board skills and attributes, including diversity, and individual director financial literacy. Our board of directors receives and considers the recommendations from our NGC Committee regarding the results of its evaluation of the performance and effectiveness of our board of directors, committees of our board of directors, individual board members, our Chair, lead director and committee chairs. Our NGC Committee is also responsible for orientation and continuing education programs for our directors.

Sustainability Initiatives Committee

The Company has formed a Sustainability Initiatives Committee (the “Sustainability Committee”) comprised of our NEOs and Area Vice Presidents. The Sustainability Committee plays a key role in acting as the bridge between the operations of the Company and our board of directors, through the NGC Committee. The purpose of the Sustainability Committee is to define the Company’s sustainability commitments, goals and objectives and to develop strategies to ensure that sustainability continues to be integrated into our internal operations.

The Sustainability Committee will consider and recommend for the approval of the NGC Committee those sustainability goals, commitments and objectives that will be disclosed by the Company to the public and the format and timing of such disclosures. The Sustainability Committee will also oversee the implementation of key initiatives to help us achieve our identified sustainability commitments, goals and objectives in accordance with expectations set by the board of directors and will report quarterly to the NGC Committee on the progress made toward implementing our identified sustainability goals, commitments and objectives.

D.	Employees

As of December 31, 2020, we had approximately 15,475 employees across our operations, 46% in Canada and 54% in the United States, of which approximately 18% were employed in administrative, corporate and sales positions and the balance in operations. Approximately 12% of our employees are unionized or subject to a collective bargaining arrangement. Almost half of our unionized work force in Canada is located in the Province of Québec or governed by Provincial Agreements (as described below).

We are bound by certain collective agreements that cover all employees in the applicable province that provide a certain type of service (the ”Provincial Agreements”). Renewals of the Provincial Agreements are negotiated by provincial agencies, including The Utilities Contractors Association of Ontario Incorporated, the Operating Engineers Employer Bargaining Agency, the Associated Earthmovers of Ontario, the Association of Demolition Contractors Inc., the Construction Labour Relations Association of Ontario, and the Heavy Construction Association of Ontario without our direct involvement. Our unionized workforce in the U.S. is governed by location-specific collective agreements.

Our unionized locations are covered by collective bargaining agreements with expiry dates ranging from 2021 to 2024.

We believe that we have positive and constructive relationships with our unionized and non-unionized employees.

E.	Share Ownership

See Item 7. — “Major Shareholders and Related Party Transactions”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

BC Partners, Ontario Teachers and GIC collectively, directly or indirectly, own or control approximately 67.2% of the issued and outstanding subordinate voting shares, representing approximately 46.0% of the voting power attached to all of our Shares. The Dovigi Group, directly or indirectly, owns or controls approximately 1.2% of our subordinate voting shares (which consists of options currently exercisable) and 100% of the issued and outstanding multiple voting shares, representing approximately 27.1% of the voting power attached to all of our Shares. As a result, the Investors have a significant influence over us and our affairs. Based on the information provided to us by our transfer agent, there are 24 record holders of our subordinate voting shares, no record holders of multiple voting shares and 9 holders of Convertible Preferred Shares in the United States.

The following table and accompanying footnotes set forth, as of December 31, 2020, information with respect to the beneficial ownership of our subordinate voting shares, multiple voting shares and Convertible Preferred Shares of:

●	each person known by us to own beneficially more than 5% of our outstanding subordinate voting shares, multiple voting shares or Convertible Preferred Shares;

●	each of our directors;
●	each of our NEOs;
●	all of our directors and NEOs as a group; and
●	the Investors.

Beneficial ownership is determined under SEC rules and regulations and generally includes voting or investment power over securities or the right to receive the economic benefit of ownership of the securities. Except in cases where community property laws apply or as indicated in the footnotes to the below table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by such shareholder. Subordinate voting shares and multiple voting shares subject to options that are currently exercisable or exercisable within 60 days of the date of this Annual Report are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For more information on the options included in the table below, see Item 6B. “Directors, Senior Management and Employees” — “Executive Compensation”.

The subordinate voting shares have one vote per share and the multiple voting shares have 10 votes per share. Each holder of Convertible Preferred Shares will, for the purpose of voting at any meeting at which such holder is entitled to vote, be deemed to hold such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which the holder’s Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares as of the applicable record date.

The amounts and percentages are based upon 314,300,421 subordinate voting shares, 12,062,964 multiple voting shares and 28,571,428 Convertible Preferred Shares issued and outstanding as of December 31, 2020. Fractional shares are rounded to the nearest whole number.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, Ontario, Canada, L4K 0H9.

				Percentage		Percentage
				of		of	Percentage
	Number of	Percentage of	Number of	Outstanding	Number of	Outstanding	of
	Multiple	Outstanding	Subordinate	Subordinate	Convertible	Convertible	Total
	Voting	Multiple	Voting	Voting	Preferred	Preferred	Voting
	Shares	Voting Shares	Shares	Shares	Shares	Shares	Rights
Greater than 5% Shareholders
BC Partners(1)(2)	—	—	129,900,359	41.3%	—	—	28.3%
Ontario Teachers(3)(4)	—	—	50,824,825	16.2%	—	—	11.1%
GIC(5)(6)	—	—	31,042,362	9.9%	—	—	6.8%
Dovigi Group(7)(8)	12,062,964	100%	3,928,638	1.2%	—	—	27.1%
HPS(9)	—	—	1,562,445	*	28,571,428	100%	5.6%
Directors and Named Executive Officers
Patrick Dovigi(7)(8)	12,062,964	100%	3,928,638	1.2%	—	—	27.1%
Luke Pelosi(10)	—	—	597,768	*	—	—	*
Greg Yorston(11)	—	—	532,017	*	—	—	*
Mindy Gilbert(12)	—	—	141,325	*	—	—	*
Elizabeth Joy Grahek(13)	—	—	66,669	*	—	—	*
Dino Chiesa(14)	—	—	18,890	*	—	—	*
Shahir Guindi(15)	—	—	18,914	*	—	—	*
Arun Nayar(16)	—	—	24,413	*	—	—	*
Paolo Notarnicola(17)	—	—	—	*	—	—	—
Ven Poole(18)(19)	—	—	10,918,995	3.5%	—	—	2.4%
Raymond Svider(20)	—	—	118,000	*	—	—	*
Blake Sumler(21)	—	—	9,000	*	—	—	*
All directors and named executive officers as a group (12 persons)	12,062,964	100%	16,374,629	5.2%	—	—	29.8%

*Less than one percent.

(1)	Consists of 129,900,359 subordinate voting shares held directly by BCEC-GFL Borrower (Cayman) LP, an affiliate of BCEC-GFL Holdings (Guernsey) L.P. BCEC-GFL Borrower GP (Cayman), Ltd is the general partner of BCEC-GFL Borrower (Cayman) LP and has voting and dispositive power with respect to the subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP. The number of shares indicated in the table above excludes the 30,525,425 shares held by GFL Borrower II (Cayman) LP over which BCEC-GFL Borrower GP (Cayman), Ltd. may be deemed to also have shared voting and/or dispositive power. See footnote (5) below. GFL Borrower II GP (Cayman), Ltd. is the general partner of GFL Borrower II (Cayman) LP. Each of BCEC-GFL Borrower GP (Cayman), Ltd. and BCEC-GFL Borrower II GP (Cayman), Ltd. is wholly-owned by GFL Borrower Luxembourg S.á.r.l. GFL Borrower Luxembourg S.á.r.l. is wholly-owned by BCEC-GFL Holdings (Guernsey) L.P. The general partner of BCEC-GFL Holdings (Guernsey) L.P. is BCEC Management X Limited. The principal business address of the entities identified herein is c/o BC Partners Advisors L.P. 650 Madison Avenue, New York, New York 10022, with the exception of GFL Borrower II (Cayman) LP, which business address is set out in footnote (5) below.
(2)	All of the 129,900,359 subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP have been pledged as collateral to secure obligations under a Margin Loan. See Item 3D. “Risk Factors” — “Risks Related to Ownership of Our Securities” — “A significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to drop significantly” for more information.
(3)	Shares are held by an entity controlled by Ontario Teachers’ Pension Plan Board over which Ontario Teachers’ Pension Plan Board has voting and dispositive power with respect to the subordinate voting shares. The principal business address of the entity identified herein is 5650 Yonge Street, Toronto, Ontario, M2M 4H5.
(4)	All of the 50,824,825 subordinate voting shares held by an entity controlled by Ontario Teachers’ Pension Plan Board have been pledged as collateral to secure obligations under a Margin Loan. See Item 3D. “Risk Factors” — “Risks Related to Ownership of Our Securities” — “A significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to drop significantly” for more information.

(5)	Consists of 30,525,425 subordinate voting shares held directly GFL Borrower II (Cayman) LP. GFL Borrower II (Cayman) LP shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC Private Limited (“GIC PL”) both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. In addition, GIC PL directly holds 516,937 subordinate voting shares, which are also reflected in the table. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for GFL Borrower II (Cayman) LP is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912. The number of shares indicated in the table above includes shares held by GFL Borrower II (Cayman) LP over which BCEC-GFL Borrower GP (Cayman), Ltd. may also be deemed to have shared voting and/or dispositive power. See footnote (1) above.
(6)	All of the 30,525,425 subordinate voting shares held by GFL Borrower II (Cayman) LP have been pledged as collateral to secure obligations under a Margin Loan. See Item 3D. “Risk Factors” — “Risks Related to Ownership of Our Securities” — “A significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to drop significantly” for more information.
(7)	Consists of 12,062,964 multiple voting shares, 2 subordinate voting shares and 3,928,636 options to purchase subordinate voting shares currently exercisable or exercisable within 60 days held directly by the Dovigi Group. The permitted holders, meaning Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities, may be deemed to exercise voting and dispositive power with respect to the subordinate voting shares and multiple voting shares held by the Dovigi Group.
(8)	All of the 12,062,964 multiple voting shares have been pledged as collateral to secure obligations under a Margin Loan. See Item 3D. “Risk Factors” — “Risks Related to Ownership of Our Securities” — “A significant portion of our total outstanding subordinate voting shares may be sold into the public market in the near future, which could cause the market price of our subordinate voting shares to drop significantly” for more information.
(9)	HPS may be deemed to be the beneficial owner of an aggregate of 25,788,635 subordinate voting shares, which includes (i) 24,226,190 subordinate voting shares issuable upon conversion of 28,571,428 shares of Convertible Preferred Shares as of December 31, 2020 and (ii) 1,562,445 subordinate voting shares held of record by the HPS Funds (as defined herein). HPS is the sole member of HPS Mezzanine Management III, LLC, which is the investment manager of each of Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Equity Investments, L.P., and MP III Offshore Mezzanine Investments, L.P. (the “III Funds”). HPS is the sole member of HPS Mezzanine Management 2019, LLC, which is the investment manager of each of HN Co-Investment Fund, L.P., Galaxy III Co-Invest, L.P., MP 2019 Onshore Mezzanine Master, L.P., MP 2019 AP Mezzanine Master, L.P., and MP 2019 Mezzanine Master, L.P. (collectively, the “2019 Funds”). HPS is also the investment manager of HPS VG Co-Investment Fund, L.P., Moreno Street Direct Lending Fund, L.P., and Wrangler Co-Invest, L.P. (together with III Funds and the 2019 Funds, the “HPS Funds”). The principal business address of HPS is 40 West 57th Street, 33rd Floor, New York NY 10019.
(10)	Represents 347,838 Legacy Option Shares (as defined herein) (of which 115,946 are scheduled to be released from escrow on March 5, 2021), 4,390 subordinate voting shares and 245,540 options to purchase subordinate voting shares currently exercisable or exercisable within 60 days. As part of the pre-closing capital changes in connection with the IPO, the options then issued and outstanding under a now terminated pre-IPO stock option plan of a predecessor to the Company vested and adjusted in accordance with the terms of such plan and were exercised on a net basis, less applicable withholdings taxes (in the case of Canadian holders), into subordinate voting shares (the “Legacy Option Shares”). The Legacy Option Shares are held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares, less applicable withholding taxes (in the case of U.S. holders) will be released from escrow on each of the first three anniversaries of March 5, 2020, the closing of the IPO.
(11)	Represents 311,443 Legacy Option Shares (of which 103,814 are scheduled to be released from escrow on March 5, 2021), 122,358 subordinate voting shares and 98,216 options to purchase subordinate voting shares currently exercisable or exercisable within 60 days.
(12)	Represents 85,004 Legacy Option Shares (of which 28,335 are scheduled to be released from escrow on March 5, 2021), 7,213 subordinate voting shares and 49,108 options to purchase subordinate voting shares currently exercisable or exercisable within 60 days.
(13)	Represents 56,669 Legacy Option Shares (of which 18,890 are scheduled to be released from escrow on March 5, 2021) and 10,000 subordinate voting shares.
(14)	Represents 18,890 Legacy Option Shares (of which 6,297 are scheduled to be released from escrow on March 5, 2021).
(15)	Represents 18,914 Legacy Option Shares (all of which are scheduled to be released from escrow on March 5, 2021). Mr. Guindi ceased to be a director of the Company on February 23, 2021.
(16)	Represents 24,413 Legacy Option Shares (of which 8,138 are scheduled to be released from escrow on March 5, 2021). In addition to the securities disclosed in the table above, Mr. Nayar holds 10,000 TEUs.
(17)	Mr. Notarnicola is a partner at BC Partners and disclaims beneficial ownership of the subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP.
(18)	Represents 10,918,995 subordinate voting shares held of record.

(19)	Mr. Poole disclaims beneficial ownership of the subordinate voting shares held by (i) 2015 Irrevocable Trust for Ven Poole and Descendants and (ii) 2015 Irrevocable Trust for Scott Poole and Descendants.
(20)	Mr. Svider is a partner at BC Partners and disclaims beneficial ownership of the subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP.
(21)	Mr. Sumler is a Managing Director at Ontario Teachers’ Pension Plan Board and disclaims beneficial ownership of the subordinate voting shares held by Ontario Teachers’ Pension Plan Board.

Significant Changes in Ownership

Immediately following the pre-closing capital changes implemented as part of the IPO and prior to the closing of the IPO, the Dovigi Group owned 13,701,122 multiple voting shares, which represented approximately 5.4% of the total issued and outstanding shares of the Company and approximately 36.4% of the voting power attached to all of our shares. After the closing of the IPO, which included the sale in the IPO of 1,638,158 subordinate voting shares (such shares resulting from the conversion of 1,638,158 multiple voting shares into subordinate voting shares on a one-to-one basis), by Josaud II Holdings Inc., an entity owned and controlled by Patrick Dovigi, the Dovigi Group owned 12,062,964 multiple voting shares. This resulted in the Dovigi Group, directly or indirectly, owning or controlling 100% of the issued and outstanding multiple voting shares, representing approximately 3.7% of the issued and outstanding shares and approximately 27.7% of the voting power attached to all of our shares immediately following the closing of the IPO.

Voting Rights

Holders of our subordinate voting shares are entitled to one vote per subordinate voting share and holders of our multiple voting shares are entitled to 10 votes per multiple voting share on all matters upon which shareholders are entitled to vote.

Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of our shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 170(1) of the OBCA.

Holders of the Convertible Preferred Shares are entitled to vote, to the greatest extent possible, with holders of subordinate voting shares as a single class. Each Convertible Preferred Share is entitled to one vote per share and the holders will be deemed to hold such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which the holders’ Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares as of the applicable record date.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

Related Party Leases

From time to time, GFL has entered into real estate lease agreements with entities controlled by affiliates of Patrick Dovigi, our Founder, Chief Executive Officer, and Chairman and a director of GFL, as well as real estate lease agreements with entities controlled by another director of GFL (the “Related Parties”). At this time, GFL leases four properties from the Related Parties. Each of these lease agreements is on arm’s length and commercially reasonable terms, and has been supported by rental rate comparisons prepared by independent brokerage third parties. None of the leased premises are material to the operations of GFL. For the three months and year ended December 31, 2020, GFL paid, in the aggregate, $0.8 million and $2.7 million ($0.5 million and $1.6 million for the three months and year ended December 31, 2019, $0.2 million for the seven month period ended December 31, 2018 and $0 for the five month period ended May 31, 2018 ) in aggregate lease payments to the Related Parties.

Related Party Loans

In connection with the Recapitalization, a non-interest bearing unsecured promissory note was issued to Josaud Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $35.0 million, which is scheduled to mature on January 1,

2023. The note is being repaid in equal semi-annual instalments of $3.5 million. As of December 31, 2020, $17.5 million principal amount was outstanding on the note.

In connection with the IPO, an interest bearing unsecured promissory note was issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interest. The note is payable in equal semi-annual instalments of $2.9 million. The loan is scheduled to mature on March 5, 2025. As of December 31, 2020, $26.1 million principal amount was outstanding on the note.

Investor Rights Agreements

The Investors, among others, were parties to a shareholders’ agreement, which terminated upon the closing of the IPO in accordance with its terms. Effective at the closing of the IPO, we entered into the Investor Rights Agreements with each of the Investors with respect to certain director nomination rights, governance matters and pre-emptive rights.

The following is a summary of the material attributes and characteristics of the Investor Rights Agreements. This summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreements, which contain a complete statement of those attributes and characteristics. The Investor Rights Agreements are filed with the Canadian securities regulatory authorities and available on SEDAR at http://sedar.com and with the SEC on EDGAR at http://sec.gov.

The Investor Rights Agreements provide that BC Partners is entitled to nominate:

●	40% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 30% of the issued and outstanding shares;
●	30% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 20% and 29.9% of the issued and outstanding shares;
●	20% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 10% and 19.9% of the issued and outstanding shares; and
●	10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 5% and 9.9% of the issued and outstanding shares.

The Investor Rights Agreements also provide that Ontario Teachers and GIC are each entitled to nominate 10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 5% of the issued and outstanding shares.

The Investor Rights Agreements provide that the Dovigi Group is entitled to nominate 10% of our directors (rounding up to the nearest whole number) until such time as the multiple voting shares held by the Dovigi Group automatically convert to subordinate voting shares pursuant to our Articles. Additionally, for so long as Patrick Dovigi is our Chief Executive Officer, he will be nominated as a director and upon election he is entitled to be the Chair of our board of directors. Notwithstanding the foregoing, Patrick Dovigi is entitled to resign as the Chair at any time. Upon Patrick Dovigi ceasing to be a director, or in the event Patrick Dovigi does not wish to be the Chair, then the Chair shall be appointed by our board of directors.

Each of the Investors will not vote against or withhold their vote in respect of the other Investors’ nominees. Additionally, the Investor Rights Agreements provide that, for so long as BC Partners beneficially owns or controls, directly or indirectly, at least 15% of the issued and outstanding shares, the Dovigi Group is only permitted to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on our board of directors; provided that the Dovigi Group is not required to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on any matter that will disproportionally adversely affect the Dovigi Group’s economic or voting interest or is reasonably expected to disproportionally adversely affect the Dovigi Group’s economic or voting interest relative to BC Partners.

Pre-Emptive Rights

The Investor Rights Agreements provide that each of (i) BC Partners, Ontario Teachers and GIC, for so long as they each beneficially own or control, directly or indirectly, at least 7.5% of the issued and outstanding shares, have pre-emptive rights to allow BC Partners, Ontario Teachers and GIC to respectively beneficially own or control, directly or indirectly, the same aggregate percentage of issued and outstanding shares as each of BC Partners, Ontario Teachers and GIC, respectively, beneficially owned or controlled, directly or indirectly, immediately prior to any applicable distribution or issuance of shares, and (ii) the Dovigi Group, for so long as it beneficially owns or controls, directly or indirectly, multiple voting shares, has pre-emptive rights to acquire such number of multiple voting shares to allow the Dovigi Group to beneficially own or control, directly or indirectly, the same aggregate voting interest as the Dovigi Group beneficially owned or controlled, directly or indirectly, immediately prior to any applicable distribution or issuance of shares, in each case subject to certain customary exceptions.

Registration Rights Agreement

The Registration Rights Investors are currently parties, among others, to the Registration Rights Agreement. The following is a summary of the material attributes and characteristics of the Registration Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Registration Rights Agreement is filed with the Canadian securities regulatory authorities and available on SEDAR at http://sedar.com and with the SEC and available on EDGAR at http://sec.gov.

Pursuant to the Registration Rights Agreement, the Registration Rights Investors are entitled to certain demand registration rights which enable them to require us to file a registration statement and/or a Canadian prospectus and otherwise assist with public offerings of subordinate voting shares (including subordinate voting shares issuable upon conversion of multiple voting shares) under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Registration Rights Agreement. The Registration Rights Agreement entitles BC Partners to five demand registration rights, Ontario Teachers to three demand registration rights, and GIC and the Dovigi Group to two demand registration rights each. HPS will be entitled to two demand registration rights on or after April 1, 2022. The Registration Rights Investors and certain of our other existing shareholders have been granted piggyback registration rights permitting such shareholders to participate in future public offerings in accordance with the terms and conditions of the Registration Rights Agreement. In connection with the Margin Loans, each of the Registration Rights Investors assigned the Registration Rights Agreement to the lenders under the Margin Loans.

All costs and expenses associated with any demand registration will be borne by us, other than underwriting discounts, commissions and transfer taxes, if any, attributable to the sale of the subordinate voting shares (including following the conversion of multiple voting shares) by the applicable selling Registration Rights Investor. We are also required to provide indemnification and contribution for the benefit of the Registration Rights Investors and their respective affiliates and representatives in connection with any demand registration.

Subject to approval by our board of directors, the Registration Rights Agreement may be amended with the approval of the Registration Rights Investors holding a majority of the shares held by such persons.

Agreements with Directors and Officers

We have entered into employment or service agreements with members of executive management. See Item 6B. “Directors, Senior Management and Employees” — “Compensation” — “Executive Compensation”. Additionally, we have a compensation program for our directors. See Item 6B. “Directors, Senior Management and Employees” — “Compensation” — “Director Compensation”.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify them against a number of fees, costs, charges and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company or who act or acted at the Company’s request as a director and/or officer or in a similar capacity of other entities. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us. See Item 19. — “Exhibits”.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

See Item 18. — “Financial Statements”.

Legal Proceedings

We are currently party to various claims and legal actions that arise in the ordinary course of business. In addition, we may become subject to future claims and legal actions from time to time in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Township of Scugog

On March 3, 2017, the Township of Scugog (the “Township”), a municipal government in Ontario, named GFL and Patrick Dovigi personally as defendants in a counterclaim to a claim filed by a third party against the Township at the Ontario Superior Court of Justice. The third party challenged the by-law passed by the Township which prohibited the importation of soil to the third party’s airport site located in the Township. The Township has alleged, among other things, that GFL and the third party airport site owner have contravened the site alteration permit issued to the airport site owner and the site alteration agreement entered into by the airport site owner with the Township. It is alleged that such contraventions were caused by depositing fill that contains prohibited materials and contamination exceeding the standards permitted by the site alteration permit and agreement, outside of the approved airport site limits and that the deposited fill has unstable slopes. The Township’s counterclaim seeks damages from GFL and the other defendants in the amount of $105 million for the removal of contaminated soil and prohibited materials and restoration of the airport site located in the Township. We have certain insurance and believe that we have substantial defenses to defend the counterclaim by the Township against GFL and Mr. Dovigi. There can be no assurance that we will be successful in pursuing our defenses or that the litigation will not have a material impact on our business and financial condition or that our insurance will be sufficient to satisfy any amounts awarded against us if we are unsuccessful in our defense.

Dividend Policy

In Fiscal 2020, on each of April 30, 2020, July 31, 2020 and October 30, 2020, we paid a cash dividend of US$0.01 for each outstanding subordinate voting share and multiple voting share of the Company. Subject to results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant, it is the intention of the board of directors to continue declaring quarterly cash dividends. It is expected that future cash dividend payments will be made to shareholders of record as of the close of business on the last business day of each fiscal quarter or such other dates as the board of directors may determine. Unless otherwise indicated, all dividends are expected to be designated as eligible dividends in accordance with subsection 89(14) of the Tax Act and any applicable corresponding provincial or territorial provisions.

We intend to pay such planned quarterly dividends with cash generated from our operations. The amount and timing of the payment of any dividends are not guaranteed and are subject to the discretion of the board of directors, compliance with applicable law and any contractual provisions, including under the Credit Agreements and other agreements governing our current and future indebtedness that restrict or limit our ability to pay dividends. While our ability to pay dividends is limited by the Credit Agreements and such other agreements governing our indebtedness, these agreements provide certain exceptions, subject to meeting certain conditions that will allow us to pay dividends on our subordinate voting shares and multiple voting shares.

Because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends, in part, on our receipt of cash dividends from our operating subsidiaries, which may restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In addition, our ability to pay dividends is limited by covenants in our Credit Agreements.

B.	Significant Changes

We have not experienced any significant changes in our financial position since the date of our Annual Financial Statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Our subordinate voting shares have been listed on both the NYSE and the TSX since March 3, 2020 under the symbol “GFL”. Our TEUs have been listed on the NYSE since March 3, 2020 under the symbol “GFLU”.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The authorized capital of the Company consists of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, an unlimited number of preferred shares, issuable in series, and 28,571,428 Convertible Preferred Shares. The following description of the material terms of our Articles, by-laws and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles, attached as Exhibit 1.1 to this Annual Report, our by-laws, attached as Exhibits 1.2, 1.3 and 1.4 to this Annual Report, and certain sections of the OBCA.

As of December 31, 2020, GFL had two classes of securities registered under Section 12 of the Exchange Act, the subordinate voting shares and TEUs. Certain information called for by this Item related to our subordinate voting shares, multiple voting shares and TEUs is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Since we are governed by the laws of Ontario, Canada, some of the laws affecting our shareholders differ from those of the United States. See Item 3D. “Risk Factors” — “We are governed by the corporate laws in Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States.”

Preferred Shares

We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, are not entitled to vote at meetings of holders of our shares, and are not entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 170(1) of the OBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the subordinate voting shares, multiple voting shares and any other shares ranking junior to the preferred shares from time to time with respect to the payment of paid-up capital remaining after the payment of all outstanding debts on a pro rata basis, and, the payment of any or all declared but unpaid cumulative dividends or any or all declared but unpaid dividends on the preferred shares and may also be given such other preferences over the subordinate voting shares, multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our subordinate voting shares and multiple voting shares or adversely affect the rights and powers, including the voting rights, of the holders of our subordinate voting shares and multiple voting shares without any further vote or action by the holders of our subordinate voting shares and multiple voting shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our subordinate voting shares.

We have filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which we have agreed to provide reasonable prior notice to the OSC in the event the Company intends to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preferred shares owned, than the subordinate voting shares; or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 – Restricted Shares to be present in relation to the subordinate voting shares, regardless of any existing restrictions on the subordinate voting shares due to the existence of the multiple voting shares.

Convertible Preferred Shares

On September 30, 2020, we amended our Articles to create the Convertible Preferred Shares. All of the issued and outstanding Convertible Preferred Shares are held, directly or indirectly, by HPS. In addition to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, as described under “Preferred Shares” above, the following provides a summary of the material terms of the Convertible Preferred Shares.

Dividends

The holders of Convertible Preferred Shares shall be entitled to receive only such dividends on the Convertible Preferred Shares, if any, as are expressly declared thereon by our board of directors and shall not be entitled to any other dividends. The holders of’ Convertible Preferred Shares shall not have the right to receive any dividends that are declared only with respect to the subordinate voting shares and multiple voting shares.

Voting Rights

Each holder of Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of subordinate voting shares and multiple voting shares as a single class. Each Convertible Preferred Share is entitled to one vote per share and, for the purpose of voting at any meeting at which such holder is entitled to vote, each holder of Convertible Preferred Shares will be deemed to hold such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which the holder’s Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares as of the applicable record date.

The holders of the Convertible Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the Articles of the Company to: (a) increase or decrease any maximum number of authorized Convertible Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Convertible Preferred Shares; or (b) effect an exchange, reclassification or cancellation of the Convertible Preferred Shares; or (e) create a new class of shares equal or superior to the Convertible Preferred Shares.

Purchase for Cancellation

Subject to such provisions of the OBCA as may be applicable, the Company may at any time or times purchase (if obtainable) for cancellation all or any part of the Convertible Preferred Shares outstanding from time to time in one or more negotiated transactions at such price or prices as are determined by our board of directors and as may be agreed to with the relevant holders of the Convertible Preferred Shares. From and after such date of purchase, any shares so purchased shall be cancelled.

Conversion

Conversion of the Convertible Preferred Shares into subordinate voting shares is based on an initial conversion price of US$25.20 per share, which conversion price is subject to customary anti-dilution adjustments in accordance with the terms of the Convertible Preferred Shares. Other than as described below, the liquidation preference of the Convertible Preferred Shares is initially US$21.00 per share and will accrete at a rate of 7% per annum for seven years, at a rate of 8% per annum in the eighth year and 9% per annum in the ninth year and thereafter (each such rate, an “accretion rate”), in each case, compounded quarterly, increasing the number of subordinate voting shares that each Convertible Preferred Share is convertible therefor.

A holder of Convertible Preferred Shares may convert its Convertible Preferred Shares at any time at its election.

Subject to certain conditions, the Company may require the conversion of the Convertible Preferred Shares into subordinate voting shares: (a) on or after the third anniversary until the fourth anniversary of the closing date of the subscription if the closing price of the subordinate voting shares is at least 160% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, (b) on or after the fourth anniversary until the fifth anniversary of the closing date of the subscription if the closing price of the subordinate voting shares is at least 150% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, and (c) on or after the fifth anniversary of the closing date of the subscription if the closing price of the subordinate voting shares is at least 140% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days. The closing date of the subscription was October 1, 2020.

Meetings of Shareholders

Holders of Convertible Preferred Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, together, hold not less than 25% of the votes attaching to our outstanding shares entitled to vote at the meeting are present in person or represented by proxy.

Quarterly Redemption

Following the fourth anniversary of the closing date of the subscription, the Company may elect to redeem on a quarterly basis such number of Convertible Preferred Shares having a liquidation preference equal to the product of (A) ¼ of the applicable accretion rate and (B) the aggregate liquidation preference of all of the then outstanding Convertible Preferred Shares, at a price (“quarterly redemption price”) per Convertible Preferred Share equal to the then-applicable liquidation preference. The Company may, at its election, redeem such Convertible Preferred Shares in cash or by issuance of subordinate voting shares, such number of subordinate voting shares determined by dividing the applicable quarterly redemption price by 97% of the then market price of the subordinate voting shares.

In the event the Company elects to pay the quarterly redemption price for a particular quarter in cash, the applicable accretion rate for such quarter shall be 6% per annum.

Redemption

Following the fifth anniversary of the closing date of the subscription, the Company may elect to redeem all of the then outstanding Convertible Preferred Shares at a price per subordinate voting shares equal to: (a) 105% of the liquidation preference if such redemption occurs prior to the sixth anniversary of the closing date of the subscription; (b) 103% of the liquidation preference if such redemption occurs after the sixth anniversary and prior to the seventh anniversary of the closing date of the subscription; or (c) 100% of the liquidation preference if such redemption occurs after the seventh anniversary of the closing date of the subscription.

Adjustments to Conversion Price

In accordance with the terms of the Convertible Preferred Shares, certain adjustments shall be made to the conversion price to account for, among other things, (i) certain dividends and distributions; (ii) certain rights, options and warrants; (iii) spin-offs; (iv) tender or exchange offers; (v) capital reorganizations; and (vi) stock splits and combinations.

Redemption in Connection with a Change of Control

On a change of control, the Company shall have the right to redeem the then outstanding Convertible Preferred Shares at a price per Convertible Preferred Share the equal to the greater of (i) (a) amount equal to 105% of the liquidation preference if such change of control occurs within five years of the closing date of the subscription, or (b) amount equal to 100% of the liquidation preference if such change of control occurs more than five years of the closing date of the subscription; and (ii) the value of the consideration the holder would have received had the holder converted its Convertible Preferred Shares immediately prior to such change of control.

In the event the Company does not elect to redeem the Convertible Preferred Shares in cash on a change of control, the accretion rate will increase to 13%.

Restrictions on Transfers

The Convertible Preferred Shares are subject to restrictions on transfer, subject to HPS’ right to transfer any Convertible Preferred Shares held by it to affiliates in accordance with the terms of the subscription agreement entered into between the Company and HPS.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). Our Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board of directors nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions are eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director is required to provide us notice, in the prescribed form, within the prescribed time periods. The Advance Notice Provisions provide requirements for proper written form of notice, which notice shall include information relating to: (i) the person whom a shareholder proposes to nominate for election as a director (the “proposed nominee”), which such information includes, among others, number of securities beneficially owned, or controlled or directed, directly or indirectly, by the proposed nominee and relationship between the nominating shareholder and the person nominated as a director; and (ii) the shareholder who is providing the notice, and each beneficial owner, if any, on whose behalf the nomination is made (the “nominating shareholder”), which such information includes, among others, number of securities beneficially owned, or controlled or directed, directly or indirectly, by the nominating shareholder and its joint actors, if any, any interests in, or rights or obligations associated with any agreement which alters the person’s economic interest in a security of the Company or economic exposure to the Company, representation as to whether such person intends to deliver a proxy circular and/or form of proxy, and in each case, any other information that may be required by applicable laws. The prescribed time periods under the Advance Notice Provisions include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (each such date being the ”Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Forum Selection

We have included a forum selection provision in our by-laws that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our Articles or by-laws; or (iv) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the OBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-laws. To the fullest extent permitted by law, our forum selection provision applies to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Objects and Purposes

GFL (Ontario Corporation No. 5043722) can engage in any legal activity permitted under the OBCA. As set forth in Item 6 of our Articles, there are no restrictions on the business we may carry on or on the powers we may exercise.

Powers of Directors

GFL’s by-laws provide that the directors may determine from time to time the remuneration, if any, to be paid to a director for his or her services as a director. A director may be employed by or provide services to the Company otherwise than as a director. The directors may also award additional remuneration to any director undertaking special services on the Company’s behalf beyond the services ordinarily required of a director by the Company. A director who is employed by or to provide services to the Company otherwise than as a director may receive remuneration for such employment or services in addition to any remuneration paid to the director for his or her services as a director.

Pursuant to our by-laws, the banking and borrowing business of the Company or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time. All such banking and borrowing business or any part of it may be transacted on the Company’s behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time.

Restrictions on Holding Securities

Pursuant to our Articles and by-laws, subject to any restrictions set out in this Annual Report and in Exhibit 2.1, there are no limitations on the rights of non-resident shareholders to hold or exercise voting rights of our securities.

Calling Annual and Special Meetings

Pursuant to our by-laws, the board of directors (by way of a resolution passed at a meeting where there is a quorum of directors or by way of written resolution signed by all directors) has the power to call annual meetings of shareholders and special meetings of shareholders. Two or more of the directors, the chair of the board or the president may also call meetings of shareholders provided that the business to be transacted at such meeting has been approved by the board. Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place in or outside Canada as the person(s) calling the meeting determine.

C.	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report.

Underwriting Agreements

On March 2, 2020, in connection with the IPO, we entered into: (i) an underwriting agreement with respect to the subordinate voting shares being offered, pursuant to which the underwriters purchased 73,361,842 subordinate voting shares from the issuer, at a net purchase price of US$18.3825 per share (being a purchase price of US$19.00 per share net of an underwriting commission of US$0.6175 per share) and 1,638,158 subordinate voting shares from the selling shareholder, at a net purchase price of US$19.00 per share, and (ii) a separate underwriting agreement with respect to the TEUs being offered, pursuant to which the underwriters purchased 15,500,000 TEUs from the issuer, at a net purchase price of US$48.3750 per TEU (being a purchase price of $50.0000 per TEU net of an underwriting commission of US$1.6250 per TEU). Each underwriting agreement was entered into by and among J.P. Morgan Securities LLC, BMO Nesbitt Burns Inc., Goldman Sachs & Co. LLC, RBC Dominion Securities Inc. and Scotia Capital Inc., as representatives of the underwriters, and GFL. See Item 19. — “Exhibits”.

Coattail Agreement

On March 5, 2020, in connection with the IPO, we entered into the Coattail Agreement with a trustee. The Coattail Agreement contains provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See Item 19. — “Exhibits”.

Investor Rights Agreements

On March 5, 2020, in connection with the IPO, we entered into Investor Rights Agreements with each of the Investors. See Item 7B. — “Major Shareholders and Related Party Transactions” — “Related Party Transactions” — “Investor Rights Agreements” for a description of the material terms of the Investor Rights Agreements. See Item 19. — “Exhibits”.

Registration Rights Agreement

The Registration Rights Investors are currently parties, among others, to the Registration Rights Agreement. See Item 7B. — “Major Shareholders and Related Party Transactions” — “Related Party Transactions” — “Registration Rights Agreement” for a description of the material terms of the Registration Rights Agreement. See Item 19. — “Exhibits”.

Notes Indentures

On April 23, 2019, we issued US$240.0 million aggregate principal amount of the 8.500% 2027 Notes pursuant to an indenture dated April 23, 2019. On December 16, 2019, we issued US$500.0 million aggregate principal amount of the 5.125% 2026 Secured Notes pursuant to an indenture dated December 16, 2019, as supplemented by a first supplemental indenture dated December 30, 2019 and a second supplemental indenture dated February 19, 2020. On April 29, 2020, we issued US$500.0 million aggregate principal amount of the 4.250% 2025 Secured Notes pursuant to an indenture dated April 29, 2020. On August 24, 2020, we issued US$750.0 million aggregate principal amount of the 3.750% 2025 Secured Notes pursuant to an indenture dated August 24, 2020. On November 23, 2020, we issued US$500.0 million aggregate principal amount of the 4.000% 2028 Notes pursuant to an indenture dated November 23, 2020. On December 21, 2020, we issued US$750.0 million aggregate principal amount of the 3.500% 2028 Secured Notes pursuant to an indenture dated December 21, 2020. See Item 19. — “Exhibits”.

Term Facility Credit Agreement

We are party to the Term Facility Credit Agreement. In connection with the acquisition of Waste Industries, on November 14, 2018, we entered into the incremental term facility amendment to provide for US$1,710.0 million of incremental term facilities (the “Incremental Term Facility Amendment”). Prior to entering into the Incremental Term Facility Amendment, the Term Facility Credit Agreement provided for a U.S. dollar denominated term facility tranche of US$805.0 million, a U.S. dollar denominated delayed draw term facility tranche of US$100.0 million (which was available to us until October 31, 2018 to fund acquisitions meeting certain criteria) and an accordion option. On December 22, 2020, we entered into a third amendment to the Term Facility Credit Agreement pursuant to which, among other things, we reduced the LIBOR floor from 1.00% to 0.50%. See Item 19. — “Exhibits”.

Revolving Credit Facility Agreement

On November 24, 2020, we entered into the Revolving Credit Facility Agreement which provides for the Revolving Credit Facility and pursuant to which, among other things, we (a) amended the applicable margins to a pricing grid based upon a leverage ratio, which resulted in a reduction of the then applicable margin by 50 basis points, (b) extended the maturity date to November 24, 2024 and (c) conformed certain terms of the Revolving Credit Facility Agreement to our other long-term debt arrangements. Under our Revolving Credit Facility Agreement, we have access to (a) a $628.0 million revolving credit facility (available in Canadian and U.S. dollars), (b) a $120.0 million letter of credit facility (available in Canadian and U.S. dollars) and (c) an aggregate US$40.0 million in revolving credit facilities (available in U.S. dollars). See Item 19. — “Exhibits”.

Purchase Contract Agreement

On March 5, 2020, in connection with the IPO, we entered into a purchase contract agreement with U.S. Bank N.A. as purchase contract agent and attorney-in-fact for the holders of the Purchase Contracts, U.S. Bank, as U.S. trustee and Computershare Trust Company of Canada as Canadian trustee, pursuant to which the Purchase Contracts and TEUs were issued. See Item 19. — “Exhibits”.

Amortizing Notes Indenture and Supplemental Indenture

On March 5, 2020, in connection with the IPO, we entered into an indenture and supplemental indenture with U.S. Bank N.A. pursuant to which the Amortizing Notes were issued. See Item 19. — “Exhibits”.

HPS Subscription Agreement

On August 12, 2020, we entered into the HPS Subscription Agreement, regarding the purchase and acquisition of an aggregate of 28,571,428 Convertible Preferred Shares for an aggregate subscription price equal to US$599,999,988 and a price per share equal to US$21.00. See Item 19. — “Exhibits”.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company. See Item 7B. — “Major Shareholders and Related Party Transactions” — “Related Party Transactions” — “Indemnification Agreements” and Item 19. — “Exhibits”.

D.	Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

Material United States Federal Income Tax Consequences to U.S. Holders

The following is a summary of material United States federal income tax consequences to a United States Holder (as defined below) of the purchase, ownership and disposition of our subordinate voting shares, TEUs, and the Amortizing Notes and Purchase Contracts that are or may be the components of a TEU. This summary deals only with TEUs, Amortizing Notes, Purchase Contracts and subordinate voting shares held as capital assets by a United States Holder. In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current United States—Canada Income Tax Convention (the ”Treaty”), (ii) whose TEUs, Amortizing Notes, Purchase Contracts and subordinate voting shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the ”Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of tax accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person required to accelerate the recognition of any item of gross income with respect to the TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares as a result of such income being recognized on an applicable financial statement; or
●	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address any aspect of United States federal non-income tax laws, such as gift, estate or the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our TEUs, Amortizing Notes, Purchase Contracts or subordinate voting shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Characterization of TEUs and Amortizing Notes

There is no authority directly addressing the characterization of the TEUs or instruments similar to the TEUs for United States federal income tax purposes and therefore the characterization of the TEUs for these purposes is not entirely free from doubt. We will take the position that each TEU will be treated as an investment unit composed of two separate instruments for United States federal income tax purposes: (i) a prepaid purchase contract to acquire subordinate voting shares and (ii) an amortizing note that is our indebtedness. Under this treatment, a holder of TEUs will be treated as if it held each component of the TEUs for United States federal income tax purposes. By acquiring a TEU, you will agree to treat (i) a TEU as an investment unit composed of two separate instruments in accordance with its form and (ii) the Amortizing Notes as indebtedness of GFL for United States federal income tax purposes. If, however, the components of a TEU were treated as a single instrument, the United States federal income tax consequences could differ from the consequences described below. Specifically, a United States Holder could be required to recognize the entire amount of each installment payment on the Amortizing Notes, rather than merely the portion of such payment denominated as interest, as income. Even if the components of a TEU are respected as separate instruments for United States federal income tax purposes, (i) the Amortizing Notes could be recharacterized as equity for United States federal income tax purposes, and (ii) the Purchase Contracts could be treated as our stock on the date of issuance, in which case the tax consequences of the purchase, ownership and disposition thereof would be substantially the same as the tax consequences with respect to the Purchase Contracts described herein, except that a United States Holder’s holding period for the subordinate voting shares received under a Purchase Contract would include the period during which the United States Holder held the Purchase Contract.

The TEUs are complex financial instruments and no statutory, judicial or administrative authority directly addresses all aspects of the treatment of the TEUs or instruments similar to the TEUs for United States federal income tax purposes, and no assurance can be given that the Internal Revenue Service (the “IRS”) will agree with the tax consequences described herein. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of the TEUs are unclear. We have not sought any rulings concerning the treatment of the TEUs, and the tax consequences described herein are not binding on the IRS or the courts, either of which could disagree with the explanations or conclusions contained in this summary. Accordingly, you should consult your tax advisor regarding the consequences to you of the possible recharacterization of the TEUs, including the possible recharacterization of the components of a TEU as a single instrument. Unless stated otherwise, the remainder of this discussion assumes the characterization of the TEUs as two separate instruments (i.e., a prepaid purchase contract to acquire subordinate voting shares and an amortizing note that is our indebtedness).

Ownership of TEUs

The following is a summary of certain United States federal incomes tax consequences that will apply to a United States Holder of TEUs, Amortizing Notes or Purchase Contracts.

Separation and Recreation of the TEUs

A United States Holder will not recognize gain or loss by (i) separating a TEU into its components or (ii) recreating a TEU.

Sale, Exchange or Other Taxable Disposition of TEUs

Upon a sale, exchange or other taxable disposition of TEUs, a United States Holder will be treated as having sold, exchanged or disposed of both the Purchase Contracts and the Amortizing Notes that constitute such TEUs and will calculate gain or loss on the Purchase Contracts separately from the gain or loss on the Amortizing Notes in proportion to their relative fair market values at the time of the disposition. It is thus possible that a United States Holder could recognize a capital gain on one component of a TEU but a capital loss on the other component of the TEU. A United States Holder generally will have gain or loss equal to the difference between (i) the portion of proceeds allocable to the Purchase Contract and the Amortizing Notes and (ii) such United States Holder’s respective adjusted tax bases in the Purchase Contract and the Amortizing Notes. For purposes of determining gain or loss, proceeds will not include any amount attributable to accrued and unpaid interest, which amount will be treated as ordinary interest income to the extent not previously included in income. Such gain or loss generally will be capital gain or loss. Capital gains of individuals derived in respect of assets held for more than one year are subject to tax at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder generally will be treated as United States source gain or loss. Consequently, a United States Holder may not be able to use the foreign tax credit from any Canadian tax imposed on the disposition of TEUs.

Amortizing Notes

Payments of Interest and Principal on Amortizing Notes

Stated interest on an Amortizing Note (including any amounts withheld to reflect Canadian withholding taxes) will be includible in a United States Holder’s gross income as ordinary interest income at the time it is paid or at the time it accrues in accordance with such United States Holder’s method of tax accounting, and payments on the notes other than stated interest will reduce a United States Holder’s basis with respect to such Amortizing Note.

Sale, Exchange, Repurchase or Other Taxable Disposition of Amortizing Notes

Upon a sale, exchange, repurchase or other taxable disposition of Amortizing Notes, a United States Holder will generally have gain or loss equal to the difference between (i) the amount realized and (ii) such United States Holder’s adjusted tax basis in the Amortizing Note. For purposes of determining gain or loss, a United States Holder’s proceeds will not include any amount attributable to accrued and unpaid interest, which amount will be treated as ordinary interest income to the extent not previously included in income. Such gain or loss generally will be capital gain or loss. Capital gains of individuals derived in respect of assets held for more than one year are subject to tax at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder generally will be treated as United States source gain or loss. Consequently, a United States Holder may not be able to use the foreign tax credit from any Canadian tax imposed on the disposition of Amortizing Notes.

Market Discount and Bond Premium

If a United States Holder purchases TEUs or Amortizing Notes other than upon original issuance at their original issue price, and such United States Holder’s initial tax basis in an Amortizing Note (including an Amortizing Note that is a component of a TEU) is less than the Amortizing Note’s remaining principal amount at the time of purchase, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount.

If an Amortizing Note has market discount, a United States Holder generally will be required to treat any portion of each quarterly cash installment on the Amortizing Note that is treated as a partial payment of principal and any gain on maturity or a taxable disposition of an Amortizing Note as ordinary income to the extent of the market discount accrued on the Amortizing Note at the time of the payment unless the United States Holder has previously elected to include the market discount in income as it accrues. A United States Holder’s accrued market discount will generally be reduced by the amount of any partial principal payment that is included in a United States Holder’s gross income for the purpose of the market discount rules. If a United States Holder disposes of a TEU or Amortizing Note with respect to which there is market discount in certain otherwise nontaxable transactions, accrued market discount will be includible as ordinary income as if the U.S. Holder had sold such new note in a taxable transaction at its then fair market value. In addition, a United States Holder may be required to defer, until the maturity of the Amortizing Notes or their earlier disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the Amortizing Notes.

If a United States Holder purchases an Amortizing Note (including an Amortizing Note that is a component of a TEU) for an amount (excluding any amount allocable to accrued interest) that exceeds the Amortizing Note’s remaining principal amount, such United States Holder may generally elect to amortize such excess (referred to as “amortizable bond premium”) under a constant-yield method over the period from the United States Holder’s acquisition date to the Amortizing Note’s maturity date, subject to special rules, including with respect to any early redemption options. Amortizable bond premium is treated as a reduction of interest on the Amortizing Note instead of as a deduction. A United States Holder that elects to amortize bond premium must reduce its tax basis in the Amortizing Note by the amount of the amortized bond premium used to offset stated interest income as set forth above. Any election to amortize bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income) held by the United States Holder during the first taxable year to which the election applies or thereafter acquired by the United States Holder. The election may not be revoked without the consent of the IRS.

United States Holders should consult their tax advisors as to the applicability of the market discount rules and amortizable bond premium rules with respect to any Amortizing Notes and TEUs.

Purchase Contracts

Acquisition of Subordinate Voting Shares under a Purchase Contract

A United States Holder generally will not recognize gain or loss on the purchase of subordinate voting shares under a Purchase Contract except with respect to any cash paid in lieu of a fractional subordinate voting share. A United States Holder’s aggregate initial tax basis in the subordinate voting shares acquired under a Purchase Contract should equal such holder’s adjusted tax basis in the Purchase Contract less any such tax basis allocable to the fractional share. The holding period for subordinate voting shares received under a Purchase Contract will commence on the day after the subordinate voting shares are acquired.

Constructive Distributions and Dividends

A United States Holder might be treated as receiving a constructive distribution from us if (i) the fixed settlement rates are adjusted and as a result of such adjustment such United States Holder’s proportionate interest in our assets or earnings and profits is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the fixed settlement rates would not be considered made pursuant to such a formula if the adjustment were made to compensate for taxable distributions with respect to our subordinate voting shares (for example, if we increase the cash dividend on our subordinate voting shares). Certain of the possible settlement rate adjustments (including, without limitation, adjustments in respect of taxable dividends to United States Holders of our subordinate voting shares) may not qualify as being pursuant to a bona fide reasonable adjustment formula. Thus, under certain circumstances, an increase in the fixed settlement rates might give rise to a constructive distribution to United States Holders even though such holders would not receive any cash related thereto. In addition, in certain situations, a United States Holder might be treated as receiving a constructive distribution if we fail to adjust the fixed settlement rates. Any constructive distribution will generally be taxable as described below under “Subordinate Voting Shares (including Subordinate Voting Shares Acquired under a Purchase Contract) — Distributions,” however, it is not clear whether any such distribution constituting a dividend would be eligible for the reduced rates of taxation available to certain non-corporate United States Holders discussed below.

Sale, Exchange or Other Taxable Disposition of Purchase Contracts

Except as described above under “Acquisition of Subordinate Voting Shares under a Purchase Contract”, upon a sale, exchange, or other taxable disposition of a Purchase Contract, a United States Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such United States Holder’s adjusted tax basis in the Purchase Contract. Such gain or loss generally will be capital gain or loss. Long-term capital gains of a non-corporate United States Holder are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder generally will be treated as United States source gain or loss. Consequently, a United States Holder may not be able to use the foreign tax credit from any Canadian tax imposed on the disposition of a Purchase Contract.

Subordinate Voting Shares (including Subordinate Voting Shares Acquired under a Purchase Contract)

Distributions

The gross amount of distributions on the subordinate voting shares (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the subordinate voting shares, and to the extent the amount of the distribution exceeds your tax basis in the subordinate voting shares, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that a United States Holder receives (including any withheld taxes) will be includable in such United States Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we expect we would be eligible for the benefits of the Treaty, although there can be no assurance. However, a non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. There can be no assurance, however, that our subordinate voting shares will be considered readily tradable on an established securities market in any particular year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is received by the United States Holder, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date they are received, a United States Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a United States Holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the subordinate voting shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, in certain circumstances, if a United States Holder has held the subordinate voting shares for less than a specified minimum period during which the holder is not protected from risk of loss, or are obligated to make payments related to the dividends, such United States Holder will not be allowed a foreign tax credit for Canadian withholding taxes imposed on dividends paid on the subordinate voting shares. If the United States Holder does not elect to claim a United States foreign tax credit, the holder may instead claim a deduction for Canadian income tax withheld, but only for a taxable year in which such holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Taxable Disposition of Subordinate Voting Shares

Upon a sale, exchange, or other taxable disposition of our subordinate voting shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such holder’s adjusted tax basis in the subordinate voting shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such United States Holder’s holding period in the subordinate voting shares exceeds one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss. Consequently, United States Holders may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of subordinate voting shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

If the consideration received upon the sale or other taxable disposition of subordinated voting shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If subordinated voting shares are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute United States source ordinary income or loss.

Passive Foreign Investment Company

A non-U.S. company is classified as a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we expect to operate in such a manner so as not to become a PFIC in the foreseeable future. However, this is a factual determination that must be made after the close of each taxable year and is based in part of the fair market values of assets, and there can be no guarantee that we have not been, are not or will not become a PFIC in future taxable years. If we have been, are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the TEUs, Purchase Contracts and subordinate voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments (including distributions or deemed distributions) on the TEUs, Amortizing Notes, Purchase Contracts and subordinate voting shares and to the proceeds of the sale or other disposition of such instruments, unless a United States Holder is an exempt recipient such as a corporation. Backup withholding may apply to such payments unless the United States Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Reporting Obligations for Specified Foreign Financial Assets

United States Holders who are individuals (and certain entities) are required to report on Internal Revenue Service Form 8938 specified foreign financial assets that they own if the aggregate value of those assets exceeds certain threshold amounts. Specified foreign financial assets may include securities of a foreign issuer such as the TEUs, Amortizing Notes, Purchase Contracts and subordinate voting shares if not held through a financial account maintained at a United States “financial institution”, as defined in the applicable rules. United States Holders should consult their own tax advisors as to the possible application of this reporting obligation under their particular circumstances.

Canadian Tax Implications for Non-Canadian Holders

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ”Tax Act”) generally applicable to the holding and disposing of subordinate voting shares (including subordinate voting shares issuable on settlement of a Purchase Contract), TEUs, Amortizing Notes and Purchase Contracts (collectively, the “Securities”) by a beneficial owner of any such Securities who, for purposes of the Tax Act and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; (ii) deals at arm’s length with the Company and is not affiliated with the Company; (iii) does not use or hold, and is not deemed to use or hold, Securities in the course of carrying on a business in Canada; (iv) in the case of an Amortizing Note, beneficially owns all payments thereunder; (v) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the holder disposes of TEUs or separate Amortizing Notes; (vi) has not entered into, with respect to the Securities, a “derivative forward agreement” as that term is defined in the Tax Act; and (vii) holds the Securities as capital property (a “Non-Canadian Holder”). Special rules which are not discussed in this summary may apply to a Non-Canadian Holder that is an insurer which carries on an insurance business in Canada and elsewhere.

The following summary assumes that no interest paid on the Amortizing Notes will be in respect of a debt or other obligation to pay an amount to a person with which the Company does not deal at arm’s length within the meaning of the Tax Act. This summary is not applicable to a Non-Canadian Holder (and, where such Non-Canadian Holder is a partnership, the partnership and each person who has a direct or indirect interest in the partnership) that is at any time a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company or that at any time does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Company. Generally, for this purpose, a “specified shareholder” is a person that owns, has a right to acquire or is otherwise deemed to own, either alone or together with persons with whom such person does not deal at arm’s length for purposes of the Tax Act, shares of the Company’s capital stock that either (i) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the Company’s capital stock. Non-Canadian Holders in such situations should consult and rely upon their own tax advisors.

This summary is based on the provisions of the Tax Act and the regulations thereunder (the ”Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the ”Proposed Amendments”), and counsel’s understanding of the current published administrative policies and practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Securities. Consequently, holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of holding and disposing of Securities, having regard to their particular circumstances.

Characterization of TEUs

Although the issue is not entirely free from doubt, each TEU should be treated as being composed of two separate properties, namely, the Purchase Contract and the Amortizing Note, for the purposes of the Tax Act. By acquiring the TEU, you agree to treat the TEU as these two separate properties for purposes of the Tax Act. If, however, the components of a TEU were treated as a single property, the Canadian federal income tax consequences could differ from the consequences described below.

Unless stated otherwise, the remainder of this discussion assumes that the characterization of the TEUs as two separate properties, namely, the Purchase Contract and the Amortizing Note, will be respected for Canadian federal income tax purposes.

Allocation of Cost

A Non-Canadian Holder who acquires TEUs will be required to allocate the purchase price paid for each TEU on a reasonable basis between the Purchase Contract and the Amortizing Note comprising each TEU in order to determine their respective costs to such Non-Canadian Holder for the purposes of the Tax Act. For its purposes, the Company allocated US$41.4857 of the TEU issue price as consideration for the issue of each Purchase Contract, and US$8.5143 of the TEU issue price as consideration for the issue of each Amortizing Note. Each holder of TEUs agrees to such allocation and this position will be binding upon each such holder (but not on the CRA).

A Non-Canadian Holder who disposes or is deemed to dispose of TEUs will be required to allocate the amount received or deemed to be received for each TEU on a reasonable basis between the Purchase Contract and the Amortizing Note forming part of each TEU in order to determine their respective proceeds of disposition to such Non-Canadian Holder for the purposes of the Tax Act.

The remainder of this discussion assumes that the allocation of the price of a TEU as between the Purchase Contract and the Amortizing Note that comprises the TEU represents the fair market value of each such property as at the date the Non-Canadian Holder acquires such TEU. If the price paid by a Non-Canadian Holder for an Amortizing Note or a Purchase Contract is not so considered to be the fair market value of the Amortizing Note or Purchase Contract, the Canadian federal income tax consequences could differ from the consequences described below. Non-Canadian Holders should consult their own tax advisors in this regard.

Foreign Exchange

Generally, for purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Securities must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Separation and Recreation of TEUs

A Non-Canadian Holder will not be required to include any amount in income for purposes of the Tax Act by reason only of: (i) the separation of a TEU into its component Purchase Contract and Amortizing Note, or (ii) the combination of a Purchase Contract and an Amortizing Note to recreate a TEU. The Non-Canadian Holder’s adjusted cost base of the Purchase Contract and Amortizing Note will not be affected by such separation or recreation.

Taxation of Amortizing Notes

Amounts paid or credited, or deemed to be paid or credited, as, on account or in lieu of payment of, or in satisfaction of, the principal of the Amortizing Notes or as premium, discount or interest on the Amortizing Notes by the Company to a Non-Canadian Holder, and proceeds received by a Non-Canadian Holder on a disposition or deemed disposition of an Amortizing Note will not be subject to Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act by a Non-Canadian Holder in respect of the ownership or disposition of an Amortizing Note.

Settlement of Purchase Contracts

The settlement of a Purchase Contract by delivery of subordinate voting shares to a Non-Canadian Holder should not be a taxable event for Canadian income tax purposes.

Based on the administrative practice of the CRA in analogous circumstances, when a Non-Canadian Holder receives a de minimis amount of cash in lieu of a fractional subordinate voting share, the Non-Canadian Holder should be considered to have disposed of that fractional subordinate voting share for proceeds of disposition equal to such cash unless such Non-Canadian Holder instead reduces the cost of the subordinate voting shares acquired on the settlement of the Purchase Contract by the amount of such cash.

Dividends on Subordinate Voting Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder by the Company on subordinate voting shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Canadian Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a ”U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company’s voting shares). Non-Canadian Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Dispositions of Purchase Contracts or Subordinate Voting Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Purchase Contract or subordinate voting share unless the Purchase Contract or subordinate voting share, as the case may be, constitutes “taxable Canadian property” to the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Canadian Holder’s jurisdiction of residence. A Purchase Contract will only be taxable Canadian property to a Non-Canadian Holder if the subordinate voting shares, or any other property, to be issued or delivered on settlement of the Purchase Contract would be taxable Canadian property to the Non-Canadian Holder.

Provided the subordinate voting shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition, the subordinate voting shares will generally not constitute taxable Canadian property of a Non-Canadian Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, and (ii) more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, subordinate voting shares may also be deemed to be taxable Canadian property to a Non-Canadian Holder under other provisions of the Tax Act.

Non-Canadian Holders who may hold Purchase Contracts or subordinate voting shares as taxable Canadian property should consult their own tax advisors.

F.	Dividends and Payment Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

This Annual Report and the related exhibits are available for viewing at our offices at 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9, telephone: (905) 326-0101. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at http://sedar.com. All of the documents referred to are in English.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. You may read and copy this Annual Report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at http://sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within four months after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We are also required to file or furnish with the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

We maintain a corporate website at http://gflenv.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We also make available on our website’s investor relations page at http://investors.gflenv.com, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We face interest rate risk when interest rates change. If we have borrowings under our Revolving Credit Facility and on our loans outstanding under our Term Loan Facility and interest rates rise, our cash flow is negatively impacted because we will be required to pay out more interest on the Revolving Credit Facility and Term Loan Facility. The uncertainty of outgoing cash flow from interest payments increases our exposure to interest rate risk. We do not actively manage this risk.

Covenant risk

Our Revolving Credit Facility contains a financial maintenance covenant. The covenant (which applies only when the Revolving Credit Facility is drawn at or above 35% of the Revolving Credit Facility limit) is a ratio of Total Net Funded Debt to Adjusted EBITDA (each, as defined in the Revolving Credit Facility Agreement) equal to or less than 8.00 to 1.00. We were in compliance with all covenants as of December 31, 2020.

If we were to default on our covenants, our ability to borrow under our Revolving Credit Facility may be suspended which would significantly affect our liquidity.

Additionally, the Notes and the Credit Agreements governing the Revolving Credit Facility and Term Loan Facility, among other restrictions and subject to certain exceptions, limit our ability and the ability of our restricted subsidiaries, to:

●	declare or pay dividends or make certain payments and investments;
●	incur additional indebtedness or issue disqualified stock;
●	permit contractual restrictions;
●	create, or permit to exist, certain liens;
●	enter into certain transactions with affiliates;
●	transfer and sell assets; and

●	consolidate, amalgamate or merge with another company.

Subject to certain exceptions, the Notes Indentures and the Credit Agreements permit us and our restricted subsidiaries to incur additional indebtedness, including senior indebtedness and secured indebtedness and contain customary events of default.

Exchange Rate Risk

Our operations in the United States are conducted in U.S. dollars and our audited consolidated financial statements and interim condensed unaudited financial statements are denominated in Canadian dollars. See the notes to our audited consolidated financial statements for additional information regarding foreign currency translation and risk.

The majority of the collection vehicles used in our Canadian operations are manufactured in the United States and as a result we face exchange rate risk with regards to these purchases. Changes in the USD rate of exchange may have an effect on the amount we are required to spend on capital. We do not actively manage this risk as it relates to the purchase of our collection vehicles in Canada.

We also face exchange rate risk in connection with our US dollar-denominated financings. We have entered into cross-currency swap contracts to fully hedge our exposure of the servicing of the 4.250% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 8.500% 2027 Notes and the 4.000% 2028 Notes and to changes in the value of the US dollar. Our US dollar denominated Term Loan Facility is hedged in the amount of $438.8 million as of December 31, 2020. The unhedged portion of our Notes will remain subject to exchange rate risk. We intend to manage this exposure with the cash flows from our US operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

On March 5, 2020, in connection with the amalgamation of GFL Environmental Inc. and Holdings, GFL’s share capital was amended such that it is composed of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, and an unlimited number of preferred shares. In addition, all of the issued and outstanding shares of Holdings, which included Voting Common shares, Class A Non-Voting Common shares, Class B Non-Voting Common shares, Class C Non-Voting shares, Class D Non-Voting Common shares, Class E Non-Voting Common shares, Class F Non-Voting Common shares, Class H Non-Voting Common shares, Class I Non-Voting Common shares, Class J Non-Voting Common shares and Class K Non-Voting shares, were exchanged for subordinate voting shares and multiple voting shares of the Company based on an exchange ratio of 20.363259-for-one, other than the Class F shares which were exchanged for multiple voting shares, based on an exchange ratio of 26.343032-for-one. A copy of our Articles is filed as Exhibit 1.1 to this Annual Report.

On September 30, 2020, our Articles were amended to create the Convertible Preferred Shares. See Item 10B. — “Additional Information” — “Memorandum and Articles of Association” — “Convertible Preferred Shares”.

E. Use of Proceeds

Initial Public Offering

On March 5, 2020, we completed our IPO of 73,361,842 subordinate voting shares issued by us and 1,638,158 subordinate voting shares sold by Josaud II Holdings Inc., an entity owned and controlled by Patrick Dovigi (the “selling shareholder”), for total net offering proceeds to us of approximately $1,796.7 million (US$1,347.6 million), net of underwriting discounts and commissions of approximately $61.7 million (US$46.3 million), and before deducting expenses of the offering. Concurrent with the IPO, we completed the public offering of 15,500,000 TEUs by us, for total net offering proceeds to us of $999.7 million (US$749.8 million), net of underwriting discounts and commissions of approximately $33.6 million (US$25.2 million), and before deducting expenses of the offering. Total expenses of the offerings were approximately $46.2 million (US$34.7 million). The subordinate voting shares offered and sold by us and the selling shareholder and the TEUs offered and sold by us were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-232731), which was declared effective by the SEC on March 2, 2020.

The offerings did not terminate until after the sale of all 75,000,000 subordinate voting shares and 15,500,000 TEUs, respectively. The aggregate offering price for the subordinate voting shares registered and sold by us was approximately $1,858.5 million (US$1.393.9 million) and by the selling shareholder was approximately $41.5 million (US$31.1 million), and the aggregate offering price for the TEUs registered and sold by us was approximately $1,033.3 million (US$775.0 million). J.P. Morgan Securities LLC, BMO Nesbitt Burns Inc., Goldman Sachs & Co. LLC, RBC Dominion Securities Inc. and Scotia Capital Inc. acted as representatives of the several underwriters. The values in this Item 14E. are converted to Canadian dollars based on the exchange rate of US$1.00 = $1.3333, which was the exchange rate used in the IPO prospectuses.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our shares or any other affiliates.

We used the net proceeds from the IPO and the concurrent public offering of TEUs to redeem our 5.625% 2022 Notes and our 5.375% 2023 Notes and a portion of our 7.000% 2026 Notes and our 8.500% 2027 Notes and to repay certain indebtedness outstanding under our Revolving Credit Facility and our Term Loan Facility.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is composed of Arun Nayar, who acts as chair of the committee, Dino Chiesa and Violet Konkle. Arun Nayar, Dino Chiesa and Violet Konkle are persons determined by our board of directors to meet the independence requirements for audit committees under the rules of the NYSE and NI 52-110. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The board of directors has also determined that Arun Nayar, Dino Chiesa and Violet Konkle are financially literate within the meaning of the rules and regulations of the NYSE and NI 52 110 and that they each qualify as an “audit committee financial expert” as defined under applicable SEC rules and regulations. For additional details regarding the relevant education and experience of each member of our Audit Committee, see Item 6. — “Directors, Senior Management and Employees”.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics (the “Code of Ethics”), which applies to all of our officers, directors, employees, contractors and agents, acting on behalf of the Company. The objective of the Code of Ethics is to provide guidelines for maintaining our integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. Any person subject to the Code of Ethics is required to report all violations of law, regulation or of the Code of Ethics of which they become aware to any one of our senior executives. Our board of directors has ultimate responsibility for monitoring compliance with the Code of Ethics. The Code of Ethics is available on our investor relations website at http://investors.gflenv.com under “Governance Documents” and has been filed with the Canadian securities regulatory authorities on SEDAR at http://sedar.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Waivers of the Code of Ethics will be granted only in advance and under exceptional circumstances by the NGC Committee. Any waiver of the Code of Ethics with respect to a member of the NGC Committee may be granted only by the Audit Committee, and any waiver with respect to a director or executive officer of GFL may be granted only by the board of directors. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules. Any amendments to the Code of Ethics will be posted on the Company’s website and on SEDAR. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of

Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2020.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Deloitte LLP for certain services rendered to the Company, including some of our subsidiaries, during Fiscal 2020 and Fiscal 2019.

	Fiscal 2020	Fiscal 2019
Audit fees(1)	$2,295,039	$2,514,450
Audit related fees(2)	—	665,250
Tax fees(3)	405,896	12,352
All other fees(4)	—	—
Total fees charged	$2,700,935	$3,192,052
(1)	Fees for audit service on a billed basis.
(2)	Fees for assurance and related services not included in audit service above.
(3)	Fees for tax compliance, tax advice and tax planning. Certain tax fees are provided in U.S. dollars, which have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate.
(4)	All other fees not included above.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services (other than “prohibited non-audit services” as defined in the SEC rules) to be provided to the Company by our independent external auditor. All services provided by our independent external auditor are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee Charter.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Exchange Act), and our subordinated voting shares and TEUs are each listed on the NYSE. The NYSE Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Accordingly, we may follow certain corporate governance practices of our “home country”, Canada, in lieu of certain of the corporate governance requirements of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow, if any.

Although we currently follow the corporate governance requirements of the NYSE and do not avail ourselves of the exemptions afforded to foreign private issuers under the NYSE Listing Rules, to the extent permitted, we may in the future decide to follow Canadian corporate governance practices instead of some or nearly all of the NYSE’s requirements. Following our “home country” governance practices may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to domestic U.S. issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

1.1	Articles of Amalgamation of GFL Environmental Inc., dated January 1, 2021.	6-K	001-39240	99.2	1/7/2021

1.2	By-law No. 1 of GFL Environmental Inc., dated March 2, 2020.	6-K	001-39240	3.2	3/12/2020

1.3	Advance Notice By-law of GFL Environmental Inc., dated March 5, 2020.	6-K	001-39240	3.3	3/12/2020

1.4	Forum Selection By-law of GFL Environmental Inc., dated March 5, 2020.	6-K	001-39240	3.4	3/12/2020

2.1	Description of Securities.					*

2.2	Indenture, dated as of April 23, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee, relating to the 8.500% Senior Notes due 2027.	F-1/A	333-232731	4.5	9/12/2019

2.3	Indenture, dated as of December 16, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee and notes collateral agent, relating to the 5.125% Senior Secured Notes due 2026.	F-1/A	333-232731	4.7	2/25/2020

2.4	First Supplemental Indenture, dated as of December 30, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee and notes collateral agent, relating to the 5.125% Senior Secured Notes due 2026.	F-1/A	333-232731	4.8	2/25/2020

2.5	Second Supplemental Indenture, dated as of February 19, 2020, among GFL Environmental Inc. 2020, GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee and notes collateral agent, relating to the 5.125% Senior Secured Notes due 2026.	F-1/A	333-232731	4.9	2/25/2020

2.6	Purchase Contract Agreement, dated March 5, 2020, among GFL Environmental Inc., U.S. Bank N.A. and Computershare Trust Company of Canada.	6-K	001-39240	4.1	3/12/2020

2.7	Form of Unit (included in Exhibit 2.6).	6-K	001-39240	4.2	3/12/2020

2.8	Indenture relating to the Senior Securities, dated March 5, 2020, between GFL Environmental Inc. and US Bank, N.A.	6-K	001-39240	4.4	3/12/2020

2.9	Supplemental Indenture relating to the Amortizing Notes, dated March 5, 2020, among GFL Environmental Inc., US Bank, N.A. and Computershare Trust Company of Canada.	6-K	001-39240	4.5	3/12/2020

2.10	Form of Amortizing Note (included in Exhibit 2.9).	6-K	001-39240	4.6	3/12/2020

2.11	Indenture dated as of April 29, 2020 among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as trustee and as collateral agent.	6-K	001-39240	4.1	5/1/2020

2.12	Form of 4.250% Senior Secured Note due 2025 (included in Exhibit 2.11).	6-K	001-39240	4.2	5/1/2020

2.13	Indenture dated as of August 24, 2020 among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as trustee and as collateral agent.	6-K	001-39240	4.1	8/25/2020

2.14	Form of 3.750% Senior Secured Note due 2025 (included in Exhibit 2.13).	6-K	001-39240	4.2	8/25/2020

2.15	Indenture dated as of November 23, 2020 among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as trustee.	6-K	001-39240	4.1	11/25/2020

2.16	Form of 4.000% Senior Note due 2028 (included in Exhibit 2.15).	6-K	001-39240	4.2	11/25/2020

2.17	Indenture dated as of December 21, 2020 among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as Trustee and Notes Collateral Agent.	6-K	001-39240	4.1	12/23/2020

2.18	Form of 3.500% Senior Note due 2028 (included in Exhibit 2.17).	6-K	001-39240	4.2	12/23/2020

4.1

Sixth Amended and Restated Credit Agreement, entered into as of November 24, 2020, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Bank of Montreal, as administrative agent and the lenders and party thereto.

						*

4.2	Term Loan Credit Agreement, entered into as of September 30, 2016, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.	F-1/A	333-232731	10.2	9/12/2019

4.3	Amendment 1 to the Term Loan Credit Agreement, entered into as of May 31, 2018, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.	F-1/A	333-232731	10.3	9/12/2019

4.4	Amendment 2 to Term Loan Credit Agreement, entered into as of November 14, 2018, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.	F-1/A	333-232731	10.4	9/12/2019

4.5

Amendment 3 to Term Loan Credit Agreement, entered into as of December 22, 2020, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.

						*

4.6	GFL Environmental Inc. Omnibus Long-Term Incentive Plan.	F-1/A	333-232731	10.5	10/23/2019

4.7	Form of GFL Environmental Inc. Director DSU Plan.	F-1/A	333-232731	10.6	10/23/2019

4.8	Coattail Agreement, dated March 5, 2020, among GFL Environmental Inc., Sejosa Holdings Inc., Sejosa II Holdings Inc. and Computershare Trust Company of Canada.	6-K	001-39240	10.6	3/12/2020

4.9	Form of Indemnification Agreement.	F-1/A	333-232731	10.8	10/23/2019

4.10	Registration Rights Agreement, dated March 5, 2020, by and among GFL Environmental Inc., BCEC-GFL Holdings (Guernsey) L.P., OTPP Environmental Services Trust, Magny Cours Investment Pte Ltd., Sejosa Holdings Inc., Wrangler Co-Invest L.P., Moreno Street District Lending Fund, L.P., Mezzanine Partners III, L.P., MP III Offshore Equity Investments L.P., AP Mezzanine Partners III, L.P., SAL Trust Holdings LLC and Poole Private Capital, LLC.	6-K	001-39240	10.5	3/12/2020

4.11

Registration Rights Agreement, dated October 1, 2020 by and among GFL Environmental Inc., BCEC-GFL Holdings (Guernsey) L.P., OTPP Environmental Services Trust, Magny Cours Investment Pte Ltd., Sejosa Holdings Inc., Moreno Street District Lending Fund, L.P., HPS VG Co-Investment Fund, L.P., HN Co-Investment Fund, L.P., Galaxy III Co-Invest, L.P., Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Mezzanine Investments, L.P., MP 2019 Onshore Mezzanine Master, L.P., MP 2019 AP Mezzanine Master, L.P., MP 2019 Mezzanine Master, L.P., Wrangler Co- Invest, L.P., Moreno Street Direct Lending Fund, L.P., MP III Offshore Equity Investments, L.P, SAL Trust Holdings LLC and Poole Private Capital, LLC

		6-K	001-39240	10.1	10/2/2020

4.12	Subscription Agreement dated August 12, 2020 between GFL Environmental Inc. and HPS Investment Partners, LLC	6-K	001-39240	99.2	8/14/2020

4.13	Investor Rights Agreement, dated March 5, 2020, among Patrick Dovigi, Sejosa Holdings Inc., Josaud Holdings Inc., BC Partners Advisors L.P. and GFL Environmental Inc.	6-K	001-39240	10.1	3/12/2020

4.14	Investor Rights Agreement, dated March 5, 2020, among BCEC-GFL Holdings (Guernsey) L.P., BCEC-GFL Borrower (Cayman) LP and GFL Environmental Inc.	6-K	001-39240	10.2	3/12/2020

4.15	Investor Rights Agreement, dated March 5, 2020, between OTPP Environmental Services Trust and GFL Environmental Inc.	6-K	001-39240	10.3	3/12/2020

4.16	Investor Rights Agreement, dated March 5, 2020, among Magny Cours Investment Pte Ltd., GFL Borrower II (Cayman) LP and GFL Environmental Inc.	6-K	001-39240	10.4	3/12/2020

4.17	Employment Agreement between GFL Environmental Inc. and Patrick Dovigi.	F-1/A	333-232731	10.14	2/25/2020

4.18	Employment Agreement between GFL Environmental Inc. and Lucas Pelosi.	F-1/A	333-232731	10.15	10/23/2019

4.19	Employment Agreement between GFL Environmental Inc. and Mindy Gilbert.	F-1/A	333-232731	10.16	10/23/2019

4.20	Employment Agreement between GFL Environmental Inc. and Elizabeth Joy Grahek.	F-1/A	333-232731	10.17	10/23/2019

4.21	Employment Agreement between GFL Environmental Holdings (US) Inc. and Gregory Yorston.	F-1/A	333-232731	10.18	1/8/2020

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Deloitte LLP, independent registered public accounting firm.					*

101.INS	XBRL Instance Document.					*

101.SCH	XBRL Taxonomy Extension Schema Document.					*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GFL Environmental Inc.

	By:	/s/ Patrick Dovigi
	Name:	Patrick Dovigi
	Title:	President and Chief Executive Officer

Date: February 25, 2021

GFL Environmental Inc.

Consolidated Financial Statements

For the year ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GFL Environmental Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GFL Environmental Inc. and subsidiaries (“Successor”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020 and the period from June 1, 2018 to December 31, 2018 (Successor), and the related notes, and we have also audited the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows of GFL Environmental Holdings Inc. (old) and subsidiaries (“Predecessor”) for the period from January 1, 2018 to May 31, 2018 (Predecessor), and the related notes (collectively referred to as the "financial statements", Successor and Predecessor collectively referred to as the “Company”). In our opinion, the financial statements present fairly, in all material respects, the financial position of GFL Environmental Inc. and subsidiaries as of December 31, 2020 and 2019 (Successor), and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020 and the period from June 1, 2018 to December 31, 2018 (Successor), and the financial performance and cash flows of GFL Environmental Holdings Inc. (old) and subsidiaries for the period from January 1, 2018 to May 31, 2018 (Predecessor), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets Acquired in Business Combinations – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company acquired fifteen solid waste management businesses and seven liquid waste management businesses and recognized the assets acquired and liabilities assumed at their acquisition-date fair values, including intangible assets, which required management to make significant estimates and assumptions.

While there are many estimates that management make to determine the fair value of intangible assets at the time of acquisition, the estimates with the highest degree of subjectivity are the forecasts of future cash flows and discount rates. Audit procedures to evaluate these estimates related to four of the business acquisitions required a high degree of auditor judgement and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures on the forecasts of future cash flows and discount rates used to estimate the fair values of the intangible assets acquired related to four of the business acquisitions included the following, among others:

●	Assessed the reasonableness of management forecasts of future cash flows by comparing the projections to historical results as well as other relevant internal and external information, including industry reports.
●	With the assistance of fair value specialists, we evaluated the reasonableness of the discount rates used by:
o	Testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation
o	Reviewing relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected discount rates
o	Developing a range of independent rates and comparing those to the discount rates used by management.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 25, 2021

We have served as the Company’s auditor since 2009.

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

		Successor			Predecessor
				December 31,
		December 31,	December 31,	2018	May 31, 2018
	Notes	2020	2019	(214 days)	(151 days)
Revenue	15	$4,196.2	$3,346.9	$1,224.8	$627.8
Expenses
Cost of sales		4,006.1	3,073.1	1,152.3	551.2
Selling, general and administrative expenses		508.4	396.5	217.7	126.5
Interest and other finance costs	10	597.6	532.2	242.2	127.4
Deferred purchase consideration	5	2.0	2.0	1.0	1.0
Loss (gain) on sale of property and equipment		4.6	1.2	4.7	(0.1)
(Gain) loss on foreign exchange		(37.3)	(48.9)	39.6	16.6
Mark-to-market loss on Purchase Contracts	12	449.2	—	—	—
Impairment and other charges	5	21.4	—	—	—
Other income		—	—	—	(3.2)
		5,552.0	3,956.1	1,657.5	819.4
Loss before income taxes		(1,355.8)	(609.2)	(432.7)	(191.6)
Current income tax expense		1.3	3.1	1.3	1.8
Deferred tax recovery		(362.2)	(160.6)	(115.3)	(28.7)
Income tax recovery	13	(360.9)	(157.5)	(114.0)	(26.9)
Net loss		(994.9)	(451.7)	(318.7)	(164.7)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		(227.5)	(102.8)	72.4	13.2
Reclassification to net loss of fair value movements on cash flow hedges, net of tax		(13.1)	—	—	—
Fair value movements on cash flow hedges, net of tax		1.8	61.2	(33.5)	3.8
Other comprehensive (loss) income		(238.8)	(41.6)	38.9	17.0
Total comprehensive loss		$(1,233.7)	$(493.3)	$(279.7)	$(147.7)

Loss per share
Basic and Diluted	14	$(2.80)	$(2.50)	$(2.14)	$(0.29)

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	December 31, 2020	December 31, 2019
Assets
Cash		$27.2	$574.8
Trade and other receivables, net of allowance	4	867.3	713.4
Prepaid expenses and other assets	5	133.7	132.1
Current assets		1,028.2	1,420.3

Property and equipment, net	6	5,074.8	2,850.1
Intangible assets, net	7	3,093.4	2,848.0
Other long-term assets	8	33.2	31.6
Goodwill	7	6,500.4	5,173.8
Non-current assets		14,701.8	10,903.5
Total assets		15,730.0	12,323.8

Liabilities
Accounts payable and accrued liabilities		1,014.8	732.0
Income taxes payable		9.1	2.9
Current portion of long-term debt	9	4.6	64.4
Current portion of lease obligations	11	37.5	33.2
Current portion of due to related party	21	12.8	7.0
Current portion of tangible equity units	12	59.2	—
Current portion of landfill closure and post-closure obligations	8	55.3	25.6
Current liabilities		1,193.3	865.1

Long-term debt	9	6,161.5	7,560.7
Lease obligations	11	153.7	158.9
Other long-term liabilities		37.2	12.4
Due to related party	21	30.8	14.0
Deferred income tax liabilities	13	466.0	733.8
Tangible equity units	12	1,327.9	—
Landfill closure and post-closure obligations	8	680.3	211.0
Non-current liabilities		8,857.4	8,690.8
Total liabilities		10,050.7	9,555.9

Shareholders’ equity
Share capital	17	7,644.8	3,524.5
Contributed surplus	17	54.3	16.4
Deficit		(1,778.3)	(770.3)
Accumulated other comprehensive loss		(241.5)	(2.7)
Total shareholders’ equity		5,679.3	2,767.9
Total liabilities and shareholders’ equity		$15,730.0	$12,323.8

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
		Share				Cash flow			Total
		capital -		Contributed		hedges,	Currency		shareholder
	Notes	# of shares(1)	Share capital	surplus	Deficit	net of tax	translation	Total	equity
Predecessor (151 days)
Balance, December 31, 2017		—	$879.5	$21.1	$(381.6)	$9.0	$(19.0)	(10.0)	$509.0
Net loss and comprehensive loss		—	—	—	(164.7)	3.8	13.2	17.0	(147.7)
Return of capital		—	(25.2)	—	—	—	—	—	(25.2)
Share capital issued, net of cancelled shares		—	8.3	384.2	—	—	—	—	392.5
Share-based payments		—	—	18.8	—	—	—	—	18.8
Balance, May 31, 2018		—	$862.6	$424.1	$(546.3)	$12.8	$(5.8)	$7.0	$747.4

Successor (214 days)
Balance, June 1, 2018		—	$—	$—	$—	$—	$—	—	—
Net loss and comprehensive loss		—	—	—	(318.7)	(33.5)	72.4	38.9	(279.7)
Share capital issued upon acquisition of subsidiary		121,700,362	261.2	—	—	—	—	—	261.2
Share capital issued upon loan to related party		1,226,571	1.2	—	—	—	—	—	1.2
Share capital issued, net of cancelled shares		54,966,815	3,208.0	—	—	—	—	—	3,208.0
Share-based payments		—	—	2.0	—	—	—	—	2.0
Balance, December 31, 2018		177,893,748	$3,470.4	$2.0	$(318.7)	$(33.5)	$72.4	$38.9	$3,192.6
Net loss and comprehensive loss		—	—	—	(451.7)	61.2	(102.8)	(41.6)	(493.3)
Return of capital		—	(5.8)	—	—	—	—	—	(5.8)
Share capital issued, net of cancelled shares		2,900,455	59.9	—	—	—	—	—	59.9
Share-based payments	17	—	—	14.5	—	—	—	—	14.5
Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	$2,767.9

Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	$2,767.9
Net loss and comprehensive loss		—	—	—	(994.9)	(11.3)	(227.5)	(238.8)	(1,233.7)
Return of capital		—	(0.8)	—	—	—	—	—	(0.8)
Dividends issued and paid		—	—	—	(13.1)	—	—	—	(13.1)
Share capital issued upon acquisition of subsidiary	3	3,092,118	78.4	—	—	—	—	—	78.4
Share capital issued, net of cancelled shares	17	171,048,492	4,103.4	—	—	—	—	—	4,103.4
Share issuance costs	17	—	(60.7)	—	—	—	—	—	(60.7)
Share-based payments	17	—	—	37.9	—	—	—	—	37.9
Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,778.3)	$16.3	$(257.9)	$(241.5)	$5,679.3

(1)	Number of shares for Successor have been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of our Initial Public Offering.

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

		Successor			Predecessor
		December 31,	December 31,	December 31, 2018	May 31, 2018
	Notes	2020	2019	(214 days)	(151 days)
Operating activities
Net loss		$(994.9)	$(451.7)	$(318.7)	$(164.7)
Adjustments for non-cash items
Depreciation of property and equipment	6	810.6	465.3	178.2	66.3
Amortization of intangible assets	7	427.0	334.1	127.5	40.9
Impairment and other charges		21.4	—	—	—
Interest and other finance costs	10	597.6	532.2	242.2	127.4
Share based payments	17	37.9	14.5	2.0	18.8
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(37.3)	(50.1)	36.6	6.0
Loss (gain) on sale of property and equipment		4.6	1.2	4.7	(0.1)
Mark-to-market loss on Purchase Contracts	12	449.2	—	—	—
Mark-to-market loss on fuel hedges		1.8	1.0	2.8	—
Current income tax expense		1.3	3.1	1.3	1.8
Deferred tax recovery		(362.2)	(160.6)	(115.3)	(28.7)
Interest paid in cash, net		(442.6)	(343.7)	(91.3)	(119.9)
Income taxes refund received (paid) in cash, net		4.3	(4.1)	0.6	(0.4)
Changes in non-cash working capital items	18	5.2	(74.9)	(30.3)	44.3
Landfill closure and post-closure expenditures	8	(21.7)	(15.3)	(10.9)	(1.8)
		502.2	251.0	29.4	(10.1)
Investing activities
Proceeds on disposal of assets		16.0	20.8	2.0	0.6
Purchase of property and equipment and intangible assets		(428.3)	(457.8)	(160.3)	(52.3)
Business acquisitions, net of cash acquired	3	(3,941.2)	(721.3)	(6,648.3)	(332.1)
Cash released from escrow for acquisitions		—	—	—	12.6
		(4,353.5)	(1,158.3)	(6,806.6)	(371.2)
Financing activities
Repayment of lease obligations		(72.7)	(57.8)	—	—
Issuance of long-term debt		4,667.9	3,143.8	3,559.4	2,205.4
Repayment of long-term debt		(6,200.3)	(1,569.9)	(72.2)	(2,117.4)
Payment of contingent purchase consideration	3	(31.1)	(8.6)	—	—
Issuance of share capital, net of issuance costs		4,042.7	—	3,208.0	384.2
Issuance of TEUs, net of issuance costs	12	1,006.9	—	—	—
Repayment of Amortizing Notes		(42.8)	—	—	—
Dividends issued and paid		(13.1)	—	—	—
Return of capital		(0.8)	(5.8)	—	(5.1)
Payment of financing costs		(41.0)	(20.7)	(63.6)	(42.4)
Issuance of loan from related party	21	29.0	—	35.0	67.9
Repayment of loan to related party		(6.4)	(10.5)	(3.5)	—
Cheques issued in excess of cash on hand		—	—	—	(3.9)
		3,338.3	1,470.5	6,663.1	488.7

(Decrease) increase in cash		(513.0)	563.2	(114.1)	107.4
Changes due to foreign exchange revaluation of cash		(34.6)	4.2	27.0	(12.9)
Cash, beginning of year		574.8	7.4	94.5	—
Cash, end of year		$27.2	$574.8	$7.4	$94.5

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.    REPORTING ENTITY

GFL Environmental Holdings Inc. (old) (the "Predecessor") was incorporated on October 30, 2014 under the laws of the Province of Ontario. The Predecessor consisted of GFL Environmental Holdings Inc., and its wholly owned subsidiaries Green Investments Two Inc., 10529273 Canada Inc. and GFL Environmental Inc., all of which the Predecessor controlled.

GFL Environmental Holdings Inc. (new) (the "Successor") was formed on May 31, 2018 on the amalgamation of the Predecessor with Hulk Acquisitions Corp. (which was incorporated on April 18, 2018) under the laws of the Province of Ontario and was an investment holding company. Prior to its amalgamation with GFL Environmental Holdings Inc., Hulk Acquisitions Corp. did not have any assets or operations. On May 31, 2018, the Successor acquired control of the Predecessor.

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. (new) (“Holdings”). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity. Concurrently with the amalgamation, GFL completed an initial public offering of subordinate voting shares and tangible equity units (“TEUs”) (collectively, “the IPO”). GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and the TEUs trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through wholly owned subsidiaries of GFL and a network of facilities across Canada and in 27 states in the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

The audited consolidated financial statements as at December 31, 2020, and December 31, 2019 and for the year ended December 31, 2020, the year ended December 31, 2019 and the period from June 1, 2018 to December 31, 2018, represent the consolidated financial information of the Successor. Prior to, and including, May 31, 2018, the audited consolidated financial statements include the accounts of the Predecessor. Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting, the Predecessor’s audited consolidated financial statements and the Successor’s audited consolidated financial statements are not comparable.

These audited consolidated financial statements (the “Annual Financial Statements”) include the accounts of GFL and its subsidiaries as of December 31, 2020.

The Board of Directors approved these Annual Financial Statements on February 25, 2021.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations.

In the second quarter of 2019, GFL revised its accounting policy in regard to the presentation in certain "Other" revenue to reflect changes made in the manner in which results were being internally reported and managed. As a result of the policy revision, revenue previously disclosed as attributable to a specific service line was reclassified as "Other" revenue within the revenue by service line disclosure.

During the year ended December 31, 2020, GFL moved one of its business units from its Infrastructure and soil remediation segment to its Solid waste segment to make the segment presentation consistent with an internal management reorganization. This move resulted in a decrease in Solid waste revenue and an increase in Infrastructure and soil remediation revenue. Also, during the year ended December 31, 2020, GFL harmonized the presentation of intercompany revenues across all of its business units for internal reporting purposes to align with how our chief operating decision maker (“CODM”) reviews results, which resulted in an increase to the amounts disclosed for Landfill,

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Transfer, Material Recovery and Intercompany revenue within GFL’s revenue by service type disclosure. Additionally, during the year ended December 31, 2020, GFL harmonized the presentation of corporate costs, which resulted in an increase to the amounts disclosed in Corporate and a decrease in Solid USA.

All previously reported revenue by service type and segment information has been retrospectively adjusted to conform to the updated 2020 presentation.

GFL has amended certain 2019 and 2018 balances due to rounding.

Basis of measurement

GFL’s Annual Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period (see Note 19).

Presentation and functional currency

These Annual Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an entity, exposure or rights to variable returns from the Company’s involvement with the entity, and the ability to use its power over the entity to affect the amount of the Company’s returns. The financial accounts and results of subsidiaries are included in the Annual Financial Statements of the Company from the date that control commences until the date that control ceases.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Company and its subsidiaries are eliminated in full on consolidation.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and impairment. Assets are depreciated to residual values over their estimated useful lives, with depreciation commencing when an asset is ready for use. Significant parts of property and equipment that have different depreciable lives are depreciated separately. Judgment is used in determining the appropriate level of componentization.

Depreciation is computed on a straight-line basis, unless otherwise stated, using the following useful lives:

Type of property and equipment	Depreciation term
Buildings and improvements	10 to 30 years or term of lease
Landfills	Units of production
Vehicles	10 to 20 years
Machinery and equipment	3 to 20 years
Containers	5 to 10 years
Right-of-use assets	Shorter of lease term or life of underlying asset(s)

The costs of repair and maintenance activities are recognized in the consolidated statement of operations as incurred. Distinguishing major inspections and overhaul from repairs and maintenance in determining which costs are capitalized is a matter of management judgement.

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the consolidated statement of operations in the period the asset is de-recognized.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Property and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, the Company will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations.

Assets under development are not depreciated until they are available for use.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost and landfill construction and development costs, incurred during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of either new or landfill expansion permits.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs, is amortized on a per unit basis as landfill airspace is consumed.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, representing an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

●	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existinglandfill, and progress is being made on the project;
●	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;
●	The Company has a legal right to use or obtain land associated with the expansion plan;
●	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;
●	Management is committed to pursuing the expansion; and
●	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company has been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Leasing arrangements

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable lease payments that are based on an index or a rate;
●	amounts expected to be payable by the lessee under residual value guarantees;
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

As the interest rate implicit in GFL’s leases is typically not readily determinable, GFL utilizes its weighted average incremental borrowing rate to discount the lease payments.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization and impairment, and consist of customer lists, municipal and other commercial contracts, non-compete agreements, and trade name, licenses and permits. The Certificate of Approval (“C of A”) licenses provide the Company with certain waste management rights in the province or state of issue and are considered to have an indefinite life and therefore are not subject to amortization, unless they relate to a leased facility in which case they are amortized over the lease term. Amortization is based on the estimated useful life using the following methods and rates:

Type of intangible asset		Amortization term
Trade names, certificates of approval and other licenses		Indefinite
Customer lists and municipal contracts	Straight-line	5 to 10 years
Non-compete agreements	Straight-line	5 years

Intangible assets with indefinite useful lives are tested at least annually, at the cash-generating unit level for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization expense is included as part of cost of sales.

Goodwill

Goodwill arising on an acquisition of a business represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired business. Goodwill is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash-generating units ("CGU"), or groups of CGUs, based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. The Company tests its goodwill for impairment at the operating segment level. Any potential impairment of goodwill is identified by comparing the recoverable amount of a group of CGUs to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGUs are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually on December 31, or more frequently if there are indications of impairment.

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Deferred financing costs

Deferred financing costs in respect of the Company’s long-term debt are presented as a reduction of long-term debt and are recognized using the effective interest method over the term of the related financing agreement.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Landfill closure and post-closure obligations

The Company recognizes the estimated liability for an asset retirement obligation that results from acquisition, construction, development or normal operations in the year in which it is incurred. Costs associated with capping, closing and monitoring a landfill or portions thereof after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life, representing the period over which the site receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site. The Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s evaluation of current and future economic conditions and the expected timing of these expenditures. Fair value estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Revenue recognition

The Company records revenue when control is transferred to the customer, generally at the time that the service is provided. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue from the following major sources:

Collection and disposal of solid waste

The Company generates revenue through fees charged for the collection of solid waste including recyclables, from its municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer. In addition to handling the Company’s own collected waste volumes, its transfer stations, material recovery facilities ("MRFs"), landfills and organic waste processing facilities generate revenue from tipping fees paid to the Company by municipalities and third-party haulers and waste generators and from the sale of recycled commodities. The Company also operates MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to Consumer Price Index ("CPI") and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five-year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an "on- call" basis.

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. The Company does not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

Collection and disposal of liquid waste

The Company generates revenue through fees charged for the collection, management, transportation, processing and disposal of a wide variety of industrial and commercial liquid wastes. Revenue is primarily derived from fees charged to customers on a per service, volume and/or hour basis. Revenues from these contracts are influenced by a variety of factors including timing of contract, type of service, type and volume of liquid waste and type of equipment used. Revenue in the liquid waste business is also derived from the stewardship return incentives paid by most Canadian provinces in which the Company has liquid waste operations, as well as from the sale of used motor oil, solvents and downstream products to third parties. The fees received from third parties are based primarily on the market, type and volume of material sold. Generally, fees are billed and revenue is recognized at the time control is transferred. Revenue recognized under these agreements is variable in nature based on volumes and commodity prices at the time of sale, which are unknown at contract inception.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Soil remediation and infrastructure contracts

The Company earns revenue through fees collected for the excavation and transport of clean and contaminated soils and the remediation and disposal of contaminated and remediated soils. The Company also offers complementary civil, demolition, excavation and shoring services in its infrastructure business. In the soil remediation and infrastructure business, revenue is generated on a project basis, normally encompassing all of the above services.

Fees charged for soil remediation and infrastructure contracts are determined based on the expected costs to complete each specific project. Revenue is recognized for these services based on the stage of completion of the contract, measured based on the expected remaining costs to complete the project. In cases where soil remediation services are sold outside of an infrastructure project, the fees for remediation and the related excavation operations are generated on a per tonne basis.

Unbilled revenue

Unbilled revenue occurs in certain situations, which vary by project. For example, amounts relating to contract assets are balances due from customers under construction contracts that arise when GFL receives payments from customers in relation with a series of performance related milestones. GFL will previously have recognized a contract asset for any work performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer.

Share based payments

Stock options issued by the Company as remuneration of its key employees, officers, and directors are settled in subordinate voting shares and are accounted for as equity-settled awards.

The fair value of options granted is measured using either the Black-Scholes option pricing model or the Monte Carlo simulation methods, which rely on estimates of the expected risk-free interest rate, expected dividend payments, expected share price volatility, value of the Company’s shares and the expected average life of the options. The Company believes these models adequately capture the substantive features of the option awards and are appropriate to calculate their fair values.

The fair value of the options determined at grant date is expensed over the vesting period using an accelerated method of amortization, with a corresponding increase to contributed surplus. Expense related to share-based payments is included as part of selling, general and administrative expense. Upon exercise of options, the amount recognized in contributed surplus for the awards and the cash received upon exercise are recognized as an increase in share capital.

GFL has a long-term incentive plan (“LTIP”) to grant long-term equity-based incentives, including options, performance stock units (“PSUs”), restricted stock units (“RSUs”), and deferred share units (“DSUs”) to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

The fair value of the RSUs and DSUs granted are based on the closing price of the subordinate voting shares on the day prior to the grant. The fair value of the RSUs and DSUs are recognized as compensation expense over the vesting period. As of December 31, 2020, there have been no PSUs issued.

Income taxes

Income tax expense or recovery is comprised of current and deferred income taxes. It is recognized in the consolidated statement of operations, except to the extent that the expense relates to items recognized directly in equity.

A current or non-current tax liability/asset is the estimated tax payable/receivable on taxable earnings for the period, and any adjustments to taxes payable with respect to previous periods.

The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the consolidated statement of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits are recognized to the extent that it is probable they can be used in the future.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The carrying amount of deferred income tax assets is reviewed at each financial position date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

Financial instruments

Classification and measurement

All financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss ("FVTPL"), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income ("FVTOCI"), or amortized cost using the effective interest rate method. The Company determines the classification of its financial assets based on the Company’s business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

The Company’s derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition. Derivatives not designated in a qualified hedge relationship are measured at FVTPL.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the Company’s own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in fair value of a financial liability attributable to the Company’s own credit risk that are recognized in other comprehensive income or loss are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings, upon de-recognition of the financial liability.

All of the Company’s financial assets are categorized within the amortized cost measurement category. All of the Company’s financial liabilities, with the exception of deferred foreign exchange derivatives and the TEU Purchase Contracts, are also categorized within the amortized cost measurement category. Deferred foreign exchange derivatives, which qualify for hedge accounting, are categorized within the FVTOCI category and the TEU Purchase Contracts (as defined below), which is a financial liability with embedded derivative features, is categorized within the FVTPL category.

Impairment

The Company uses a forward-looking Expected Credit Loss ("ECL") model to determine impairment of financial assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

For trade receivables and holdbacks, the Company applies the simplified approach and has determined the allowance based on lifetime ECLs at each reporting date. The Company has established a provision that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the customers and the economic environment.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Hedge accounting

The Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts and is exposed to the risk of fuel price fluctuations and has entered into fuel derivative contracts to hedge a portion of this exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. The Company also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Basis of fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The Company uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the Annual Financial Statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair values of certain of the Company’s financial instruments are determined using Level 1 and Level 2 fair value measurements. The Company does not have any Level 3 fair value measurements. In addition, there have been no significant transfers between levels.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed, and the equity instruments issued by the Company in exchange for control of the acquired company or business. Acquisition-related costs are recognized in the consolidated statement of operations as incurred. Where the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, it is measured at fair value at the acquisition date. Contingent consideration is remeasured at subsequent reporting dates at its fair value, and the resulting gain or losses recognized in the consolidated statement of operations.

Critical accounting judgments and estimates

The preparation of the Annual Financial Statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, and expense for the period. Such estimates relate to unsettled transactions and events as of the date of the Annual Financial Statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are applied prospectively.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following areas are the critical judgments and estimates that management has made in applying the Company’s accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

●	Determining fair value of acquired assets and liabilities in business combinations
●	Determining key assumptions for impairment testing
●	Estimating the percentage of completion for certain revenue arrangements
●	Estimating the expected credit losses related to trade and other receivables
●	Forecasting future taxable income and the timing of reversal of temporary differences in connection with deferred income taxes
●	Estimating the amount and timing of the landfill closure and post-closure obligations
●	Estimating the useful lives of property and equipment and finite-life intangible assets
●	Determining inputs into valuation models for equity-settled share-based payments
●	Determining the mark-to-market valuation of the Purchase Contracts
●	Determining the mark-to-market valuation of the hedging instruments

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Foreign operations

The Company’s foreign operations are conducted through its subsidiaries located in the United States of America ("US subsidiaries"), whose functional currency is the United States dollar.

The assets and liabilities of these US subsidiaries are translated into the presentation currency of the Company using the exchange rate at the reporting date. Revenues and expenses are translated at the average exchange rate for the period. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income or loss.

Changes in Accounting Policies

IFRS 9/IAS 39 and IFRS 7 Amendments, Interest rate benchmark reform

The IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 — Financial Instruments: Disclosures related to the first phase of interest rate benchmark reform. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. GFL has assessed the impact of the amendments and concluded that they had no impact on the Annual Financial Statements.

IFRS 3 Amendments, Definition of a business

The IASB issued amendments to IFRS 3 — Business combinations to revise the definition of a business. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

January 1, 2020, and to asset acquisitions that occur on or after the beginning of that period. GFL has assessed the impact of the amendments and concluded that they had no impact on the Annual Financial Statements.

IAS 1 and IAS 8 Amendments, Definition of material

The IASB issued amendments to IAS 1 — Presentation of financial statements and IAS 8 — Accounting policies, changes in accounting estimates and errors to revise the definition of material. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. GFL has assessed the impact of the amendments and concluded that they had no impact on the Annual Financial Statements.

Conceptual framework

The IASB issued the revised conceptual framework for financial reporting to replace its 2010 conceptual framework. The revised conceptual framework is effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. GFL assessed the revised conceptual framework and concluded that there is no impact on the Annual Financial Statements.

Future changes in accounting policies

The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning or after January 1, 2021. GFL will continue to evaluate the impact of the amendments.

3.    BUSINESS COMBINATIONS

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Net assets acquired
Net working capital	$(63.5)	$17.7
Right-of-use assets	23.4	47.2
Other long-term assets	0.5	—
Property and equipment	1,483.4	258.1
Landfill	897.7	—
Intangible assets
Trade name, certificates of approval and other licenses	31.0	117.3
Customer lists and municipal contracts	449.2	131.8
Non-compete agreements	216.1	40.3
Goodwill	1,470.6	257.4
Assumption of lease obligations	(23.4)	(0.4)
Other long-term liabilities	(28.3)	(47.2)
Assumption of landfill closure and post-closure expenditures	(262.6)	(4.0)
Deferred tax liabilities	(123.4)	(80.7)
	$4,070.7	$737.5

Consideration
Accrued contingent consideration	$23.1	$16.2
Share consideration issued	78.4	—
Cash	3,969.2	721.3
	$4,070.7	$737.5

For the year ended December 31, 2020, the acquisitions in the table above include the aggregate net assets acquired and consideration given for all acquisitions made during the period, which GFL considers to be individually immaterial. GFL acquired fifteen solid waste management businesses and seven liquid waste management businesses during the year ended December 31, 2020. The preliminary fair values of the aggregate identifiable assets acquired and liabilities assumed, and any goodwill recognized, as well as the purchase consideration transferred are presented above.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Contingent consideration, if any, is contingent on the acquired business meeting certain earnings and performance targets by specified dates. In addition to the cash consideration noted above, during the year ended December 31, 2020, GFL paid $31.1 million in additional consideration related to acquisitions from prior years.

As of December 31, 2020, GFL has not completed the purchase price allocation relating to 2020 acquisitions. Information to confirm the fair value of certain assets and liabilities of certain acquisitions remains outstanding. GFL expects to finalize these amounts no later than one year from the acquisition date. There may be differences between these provisional estimates and the final acquisition accounting.

Approximately $346.3 million of the goodwill acquired is expected to be deductible for tax purposes.

Since the transaction dates, revenue and net income before tax of $634.4 million and $33.9 million, respectively, attributable to the 2020 acquisitions are included in the Consolidated Statements of Operations and Comprehensive Loss. The net income before tax does not include $231.7 million of amortization related to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

For the year ended December 31, 2019, the acquisitions in the table above include the aggregate net assets acquired and consideration given for all acquisitions made during the period, which GFL considers to be individually immaterial. GFL acquired nineteen solid waste management businesses, thirteen liquid waste management businesses and one infrastructure business during the year ended December 31, 2019.

In addition to the cash consideration noted above, during the year ended December 31, 2019, GFL paid $8.6 million in additional consideration related to acquisitions completed during 2018.

Approximately $4.2 million of goodwill related to the 2019 acquisitions is expected to be deductible for income tax purposes.

Additional disclosures

All acquisitions were accounted for as business combinations using the acquisition method with the results of operations consolidated with those of GFL from the date of acquisition.

GFL’s growth strategy is to focus on generating organic growth from all of its operating segments. In addition to organic growth, GFL deploys an active acquisition strategy involving the integration of acquired businesses into each of its operating segments through integration of property and equipment, back office functions, improving route density and realignment of disposal alternatives to effect synergies and maximize profits. Goodwill arising from acquisitions is largely attributable to the assembled workforce of the acquisitions, the potential synergies with the acquiree, and intangible assets that do not qualify for separate recognition.

The Company records cash in escrow on the statement of financial position when it expects previously transferred consideration to be returned on account of specified conditions of the business combination not being met. As at December 31, 2020, the Company has recorded nil of cash in escrow (nil at December 31, 2019).

Contingent consideration is paid into an escrow account, where the release of funds is contingent on the acquired companies meeting certain earnings and performance targets by specified dates. The Company considers it probable that these targets will be met by these dates, and accordingly has accounted for these payments as consideration on the respective purchases.

Pro forma results of operations (unaudited)

If the 2020 acquisitions had occurred on January 1, 2020, the unaudited consolidated pro forma revenue and net loss before taxes for the year ended December 31, 2020 from GFL and the 2020 acquisitions would have been $5,116.6 million and $985.5 million, respectively. The pro forma results include depreciation expense of $231.7 million due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for annual valuations. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.    TRADE AND OTHER RECEIVABLES

	December 31, 2020	December 31, 2019
Trade	$668.8	$542.4
Holdbacks	80.9	64.6
Unbilled revenue	129.7	113.9
Expected credit loss	(12.1)	(7.5)
	$867.3	$713.4

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which GFL has not recognized an expected credit loss as there has not been a significant change in credit quality and the amounts are still considered recoverable.

5.    PREPAID EXPENSES AND INVENTORY

	December 31, 2020	December 31, 2019
Prepaid expenses and other assets	$76.3	$81.6
Vehicle parts, supplies and inventory	57.4	50.5
	$133.7	$132.1

In conjunction with an acquisition on July 25, 2015, the Company had paid into escrow an amount of $10.0 million. The release of this amount is tied to the employment contracts of key management of the acquired company. As such, these amounts are recorded in prepaid expenses and other assets and are amortized over the employee retention period as defined by the share purchase agreement. During the year ended December 31, 2020, $2.0 million was recognized in the consolidated statement of operations in respect of this arrangement ($2.0 million during the year ended December 31, 2019, $1.0 million during the seven month period ended December 31, 2018, and $1.0 million during the five month period ended May 31, 2018).

In the year ended December 31, 2020, GFL took a $14.2 million impairment charge, primarily including an $11.4 million write down of inventory and a $2.3 million write down to dispose of inventory.

In the year ended December 31, 2020, GFL wrote off an additional $7.2 million of other assets in relation to funds expected to be received from the vendor of a business acquired in 2018. As at December 31, 2020, the entire balance was determined to not be recoverable and was expensed in the year.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.    PROPERTY AND EQUIPMENT

	Land,			Machinery	Assets
	building and			and	under		Right-of-
	improvements	Landfills	Vehicles	equipment	development	Containers	use assets	Total
Cost
Balance, December 31, 2018	$465.1	$681.8	$840.2	$338.8	$81.9	$168.3	$—	$2,576.1
IFRS 16 transition impact	—	—	—	—	—	—	103.8	103.8
Additions	68.4	81.3	120.7	85.2	134.0	47.0	26.7	563.3
Acquisitions via business combinations	77.9	4.0	72.5	91.1	—	12.6	47.2	305.3
Disposals	(2.2)	—	(13.1)	(1.7)	—	(12.9)	(15.9)	(45.8)
Transfers	13.7	21.9	62.6	(6.5)	(91.6)	(0.1)	—	—
Changes in foreign exchange	(9.1)	(23.1)	(21.7)	(6.0)	(2.8)	(7.9)	(0.3)	(70.9)
Balance, December 31, 2019	613.8	765.9	1,061.2	500.9	121.5	207.0	161.5	3,431.8

Balance, December 31, 2019	613.8	765.9	1,061.2	500.9	121.5	207.0	161.5	3,431.8
Additions	73.2	92.6	164.8	119.2	21.3	43.5	40.7	555.3
Acquisitions via business combinations	560.0	897.7	455.0	291.3	5.0	172.1	23.4	2,404.5
Disposals	(2.9)	—	(18.2)	(10.7)	—	(3.8)	(20.6)	(56.2)
Transfers	31.0	5.0	(0.3)	28.0	(63.5)	(0.2)	—	—
Changes in foreign exchange	(28.8)	(55.1)	(31.1)	(16.0)	(1.0)	(11.9)	(1.5)	(145.4)
Balance, December 31, 2020	1,246.3	1,706.1	1,631.4	912.7	83.3	406.7	203.5	6,190.0
Accumulated depreciation
Balance, December 31, 2018	6.6	36.8	53.6	30.3	—	12.4	—	139.7
Depreciation	20.8	126.9	164.5	80.5	—	49.4	23.2	465.3
Disposals	(0.3)	—	(9.4)	(0.7)	—	(5.7)	(1.8)	(17.9)
Changes in foreign exchange	(0.3)	(1.5)	(2.1)	(0.5)	—	(0.9)	(0.1)	(5.4)
Balance, December 31, 2019	26.8	162.2	206.6	109.6	—	55.2	21.3	581.7

Balance, December 31, 2019	26.8	162.2	206.6	109.6	—	55.2	21.3	581.7
Depreciation	32.6	111.9	224.7	122.6	—	49.3	37.8	578.9
Disposals	(0.2)	—	(10.2)	(2.2)	—	(3.1)	(4.1)	(19.8)
Changes in foreign exchange	(1.2)	(8.4)	(9.3)	(3.1)	—	(2.8)	(0.8)	(25.6)
Balance, December 31, 2020	58.0	265.7	411.8	226.9	—	98.6	54.2	1,115.2
Carrying amounts
At December 31, 2019	$587.0	$603.7	$854.6	$391.3	$121.5	$151.8	$140.2	$2,850.1
At December 31, 2020	$1,188.3	$1,440.4	$1,219.6	$685.8	$83.3	$308.1	$149.3	$5,074.8

Total depreciation expense for the year ended December 31, 2020 was $810.6 million, which was comprised of $578.9 million depreciation shown above and $231.7 million depreciation expense due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations (See Note 8). Depreciation expense for the year ended December 31, 2019, the seven months ended December 31, 2018, and the five months ended May 31, 2018, were $465.3 million, $178.2 million and $66.3 million, respectively (See Note 8).

Depreciation of property and equipment expense included in cost of sales for the year ended December 31, 2020 was $785.1 million ($442.3 million for the year ended December 31, 2019, $172.1 million for the seven months ended December 31, 2018, and $63.1 million for the five months ended May 31, 2018).

Depreciation of property and equipment expense included in selling, general and administrative expenses for the year ended December 31, 2020 was $25.5 million ($23.1 million for the year ended December 31, 2019, $6.1 million for the seven months ended December 31, 2018, and $3.2 million for the five months ended May 31, 2018).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.    GOODWILL AND INTANGIBLE ASSETS, NET

Indefinite life intangible assets include C of A licenses that do not expire. GFL expects these assets to generate economic benefit in perpetuity. As such, GFL assessed these intangibles to have indefinite useful lives.

	December 31, 2020	December 31, 2019
Carrying amounts
Indefinite life	$641.4	$612.1
Definite life	2,452.0	2,235.9
	$3,093.4	$2,848.0

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets:

			Trade name,
		Customer lists	C of A
		and municipal	and other	Non-compete
	Goodwill	contracts	licenses	agreements	Total
Cost
Balance, December 31, 2018	$4,979.3	$2,337.6	$580.0	$150.7	$8,047.6
Acquisitions via business combinations	257.4	131.8	117.3	40.3	546.8
Changes in foreign exchange	(128.3)	(43.3)	(1.7)	(3.2)	(176.5)
Goodwill adjustment	65.4	—	—	—	65.4
Balance, December 31, 2019	5,173.8	2,426.1	695.6	187.8	8,483.3

Balance, December 31, 2019	5,173.8	2,426.1	695.6	187.8	8,483.3
Acquisitions via business combinations	1,470.6	449.2	31.0	216.1	2,166.9
Changes in foreign exchange	(144.0)	(30.7)	(3.4)	(6.4)	(184.5)
Balance, December 31, 2020	6,500.4	2,844.6	723.2	397.5	10,465.7
Accumulated amortization
Balance, December 31, 2018	—	114.1	—	13.9	128.0
Amortization	—	295.0	4.8	34.3	334.1
Changes in foreign exchange	—	(0.5)	—	(0.1)	(0.6)
Balance, December 31, 2019	—	408.6	4.8	48.1	461.5

Balance, December 31, 2019	—	408.6	4.8	48.1	461.5
Amortization	—	341.6	8.9	76.5	427.0
Changes in foreign exchange	—	(12.2)	(0.8)	(3.6)	(16.6)
Balance, December 31, 2020	—	738.0	12.9	121.0	871.9
Carrying amounts
At December 31, 2019	$5,173.8	$2,017.5	$690.8	$139.7	$8,021.8
At December 31, 2020	$6,500.4	$2,106.6	$710.3	$276.5	$9,593.8

All amortization expense is included in cost of sales.

GFL recorded a measurement period adjustment to adjust its previously reported purchase price allocations reported in the last quarter of the year ended December 31, 2019. This resulted in an increase in deferred income tax liabilities of $46.8 million, an increase in landfill closure and post-closure obligations of $5.9 million, a decrease in property and equipment of $4.5 million, an increase to accrued liabilities of $8.3 million, and an increase to goodwill of $65.4 million.

In assessing goodwill and indefinite life intangible assets for impairment at December 31, 2020 and 2019, GFL compared the aggregate recoverable amount of the assets included in CGUs to their respective carrying amounts.

For all CGUs, the recoverable amount was determined based on the value in use by discounting estimated future cash flows from a CGU to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated cash flow projections are based on the GFL’s one-year budget and three-year strategic plan. There was no impairment recorded at the CGU level as at December 31, 2020 and 2019.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The key assumptions used for both periods in determining the recoverable amount for each CGU are as follows:

●	Revenue growth rates – Growth rates ranging from 5.0% to 6.4% were used for the periods covered in the financial projections and are based on historical results and expectations for the forecasted periods.
●	Pre-tax discount rates – Pre-tax discount rates represent the current market assessment of the risks specific to each CGU taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The pre-tax discount rate calculation is based on the specific circumstances of the CGU and range from 5.6% to 7.5%.
●	Terminal growth value – The cash flows beyond the initial period are extrapolated using a growth rate of 3.0%. Rates are based on market and industry trends researched and identified by management.
●	Capital expenditures – The cash flow forecasts for capital expenditures are based on past experience and include the ongoing capital expenditures required to maintain the business and include cash outflows for the purchase of property and equipment.

In all CGUs, reasonably possible changes to key assumptions would not cause the recoverable amount of each CGU to fall below the carrying value.

8.    LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

	December 31, 2020	December 31, 2019
Balance, beginning of period	$236.6	$162.8
Acquisitions via business combinations	262.6	4.0
Adjustment related to prior year acquisitions	—	5.9
Provisions	266.0	78.7
Accretion	6.9	6.1
Expenditures	(21.7)	(15.3)
Changes in foreign exchange	(14.8)	(5.6)
Balance, end of period	735.6	236.6
Less: Current portion	(55.3)	(25.6)
	$680.3	$211.0

The present value of GFL’s future landfill closure and post-closure obligations have been estimated by management based on GFL’s cost, in today’s dollars, to settle closure and post-closure obligations at its landfills, projected timing of these expenditures and the application of discount and inflation rates. GFL used a risk-free discount rate of 1.21% in Canada and 1.65% in the United States as at December 31, 2020 (1.76% in Canada and 2.39% in the United States as at December 31, 2019) and an inflation rate of 1.60% in Canada and 1.74% in the United States (2.00% in Canada and 1.52% in the United States as at December 31, 2019) to calculate the present value of the landfill closure and post-closure obligations. Obligations acquired through business combinations are initially valued at fair value using a credit adjusted discount rate. Reducing the discount rate to the risk free rate resulted in a one-time increase to the liability of $231.7 million included in the provisions line item in the table above for the year ended December 31, 2020 ($nil for the year ended December 31, 2019).

The landfill closure and post-closure obligation matures as follows:

Less than 1 year	$55.3
Between 1-2 years	38.0
Between 2-5 years	83.5
Over 5 years	558.8
$735.6

Funded landfill post-closure assets

GFL is required to deposit monies into a social utility trust for the purpose of settling post closure costs at the landfills it owns in Quebec. The funding amount is established by the Quebec Government based on each cubic meter of waste accepted and payment is due quarterly. Additionally, GFL is required to deposit funds in a trust for the payment of post-closure obligations related to a municipal solid waste landfill

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

located in Georgia. At December 31, 2020, included in other long-term assets are funded landfill post closure obligations, representing the fair value of legally restricted assets, totaling $19.3 million ($17.7 million as at December 31, 2019).

9.    LONG-TERM DEBT

The Company’s long-term debt is comprised of the following:

	December 31, 2020	December 31, 2019
Revolving credit and swingline facility
Revolving credit facility	$148.8	$—
Term loan
Term loan facility	1,671.6	3,351.2
Bonds
5.625% USD senior unsecured notes (“5.625% 2022 Notes”)(1)	—	454.6
5.375% USD senior unsecured notes (“5.375% 2023 Notes”)(2)	—	519.5
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(3)	636.6	—
3.750% USD senior secured notes (“3.750%% 2025 Secured Notes”)(4)	954.9	—
7.000% USD senior unsecured notes (“7.000% 2026 Notes”)(5)	—	876.7
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(6)	636.6	649.4
8.500% USD senior unsecured notes, (“8.500% 2027 Notes”)(7)	458.4	779.3
4.000% senior unsecured notes, (“4.000% 2028 Notes”)(8)	636.6	—
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(9)	954.9	—
Paid in Kind notes
11.000% Paid in Kind notes (“PIK Notes”), semi-annual interest commencing December 1, 2018, principal maturing on May 31, 2028	—	1,008.0
Promissory notes	—	27.5
Equipment loans and other
At interest rates ranging from 3.02% to 4.37%	9.2	9.5
Subtotal	6,107.6	7,675.7
Fair value adjustment, discount and premium on bonds	(5.4)	(30.1)
Net derivative instruments	122.3	31.1
Deferred finance costs	(58.4)	(51.6)
Total long-term debt	6,166.1	7,625.1
Less: Current portion	(4.6)	(64.4)
Total non-current long-term debt	$6,161.5	$7,560.7

(1)	The 5.625% 2022 Notes bear interest semi-annually which commenced May 12, 2017 with principal maturing on May 1, 2022.
(2)	The 5.375% 2023 Notes bear interest semi-annually which commenced September 1, 2018 with principal maturing on March 1, 2023.
(3)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced December 1, 2020 with the principal maturing on June 1, 2025.
(4)	The 3.750% 2025 Secured Notes bear interest semi-annually commencing February 1, 2021 with the principal maturing on August 1, 2025.
(5)	The 7.000% 2026 Notes bear interest semi-annually which commenced December 1, 2018 with principal maturing on June 1, 2026.
(6)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(7)	The 8.500% 2027 Notes bear interest semi-annually which commenced on May 1, 2019 with principal maturing on May 1, 2027.
(8)	The 4.000% 2028 Notes bear interest semi-annually commencing February 1, 2021 with principal maturing on August 1, 2028.
(9)	The 3.500% 2028 Secured Notes bear interest semi-annually commencing September 1, 2021 with principal maturing on September 1, 2028.

Revolving credit and swingline facility

GFL has a revolving credit and swingline facility (the “Revolving Credit Facility”) totaling $628.0 million and US$40.0 million of which $148.8 million was drawn as at December 31, 2020 ($nil as at December 31, 2019).

On November 24, 2020, GFL entered into the Sixth Amended and Restated Credit Agreement (the "Revolving Credit Agreement") to, among other things, (a) reduce the applicable margin on existing borrowings by 50 basis points to 2.25% above Bankers Acceptance or Libor, based on GFL's Leverage Ratio as at December 31, 2020, (b) extend the maturity date to November 24, 2024, and (c) conform certain terms of the agreement to its other long term debt arrangements.

The interest rate applied on amounts drawn under the Revolving Credit Agreement is the effective Bankers’ Acceptance/LIBOR rate or prime rate plus a spread. The spread is based on GFL’s ratio of Net Funded Debt to Adjusted EBITDA as of the end of the most recently

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

completed fiscal quarter or fiscal year end, and can range between 0.75% to 2.75% per annum, depending on the mechanism used to draw the funds.

The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of shares of all subsidiaries.

Under the Revolving Credit Facility, GFL must satisfy the following financial covenant:

If the Revolving Credit Facility is more than 35% utilized, then GFL’s maximum Total Net Funded Debt to Adjusted EBITDA, each as defined in the Revolving Credit Facility, must be equal to or less than 8.00:1.

As at December 31, 2020 and December 31, 2019, GFL was in compliance with this covenant.

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to repay $392.9 million of the Revolving Credit Facility.

Term Loan Facility

GFL has a Term Loan Facility (the “Term Loan Facility”) totaling US$1,312.9 million which matures on May 31, 2025, and bears interest at a rate of LIBOR plus 3.00% or US prime plus 2.00%.

The Term Loan Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to repay US$523.0 million of the Term Loan Facility.

On December 21, 2020, GFL used the net proceeds of the 3.500% 2028 Secured Notes issuance to repay US$744.3 million of the Term Loan Facility and completed the repricing of the balance of the Term Loan Facility, by reducing the LIBOR floor from 1.00% to 0.50%.

Bonds

2020 Financings

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to fund the redemption of the following (i) the entire US$350.0 million outstanding aggregate principal amount of the 5.625% 2022 Notes, (ii) the entire US$400.0 million outstanding aggregate principal amount of the 5.375% 2023 Notes, (iii) US$270.0 million outstanding aggregate principal amount of the 7.000% 2026 Notes, (iv) US$240.0 million of the aggregate principal amount of the 8.500% 2027 Notes, and (v) related fees, premiums and accrued and unpaid interest on the 5.625% 2022 Notes, the 5.375% 2023 Notes, the 7.000% 2026 Notes and the 8.500% 2027 Notes. A loss on extinguishment of the bonds of $73.8 million and write off of deferred financing costs of $17.4 million was recognized in interest and other finance costs.

On April 22, 2020, GFL issued the 4.250% 2025 Secured Notes. Concurrent with the issuance, GFL entered into debt derivatives to convert all related interest and principal payment obligations to Canadian dollars and convert the floating rate to a fixed rate until maturity.

On August 24, 2020, GFL issued the 3.750% 2025 Secured Notes.

On November 23, 2020, GFL issued the 4.000% 2028 Notes. Concurrent with the issuance, GFL entered into cross-currency swaps to manage its currency risk. GFL used the net proceeds of the issuance to fund the redemption of the entire US$405.0 million outstanding aggregate principal amount, related fees, premiums and accrued interest on the 7.000% 2026 Notes. A loss on extinguishment of the bond of $35.5 million and write off of deferred financing costs of $6.6 million was recognized in interest and other finance costs. At the same time, the associated debt derivatives were settled for net proceeds received of $6.9 million.

On December 21, 2020, GFL issued the 3.500% 2028 Secured Notes. GFL used the net proceeds of the issuance to fund the redemption of US$744.3 million of the Term Loan Facility, related fees, premiums and accrued interest.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

On December 31, 2020, GFL terminated US$469.4 million of the original and the offset swap positions, resulting in a net payment of $31.9 million paid by GFL. The remaining US$30.6 million offset swap position was settled on February 1, 2021 with a final payment of $3.8 million, paid by GFL.

In conjunction with the repayments of notes throughout the year, GFL incurred accelerated interest payments of $4.4 million ($nil for the year ended December 31, 2019, $nil for the seven month period ended December 31, 2018 and $nil for the five month period ended May 31, 2018) and loss on extinguishments of both bonds and PIK Notes of $168.7 million ($nil for the year ended December 31, 2019, $nil for the seven month period ended December 31, 2018, and $nil for the five month period ended May 31, 2018).

2019 Financings

On April 17, 2019, GFL issued US$600.0 million 8.500% 2027 Notes. GFL used the proceeds of the offering to repay amounts outstanding under the Revolving Credit Facility. The balance of the proceeds was used for general corporate expenses including to fund future acquisitions.

On December 16, 2019, GFL issued US$500.0 million 5.125% 2026 Secured Notes. GFL used the proceeds of the offering to fund acquisitions and repay amounts outstanding under the Revolving Credit Facility. The balance of the proceeds will be used for general corporate expenses including to fund future acquisitions.

On December 16, 2019, GFL also issued an additional US$275.0 million in aggregate principal amount of 7.000% 2026 Notes under the indenture entered into in respect of the US$400.0 million in aggregate principal amount of the Company's existing 7.000% 2026 Notes due 2026. GFL used the proceeds of the 7.000% 2026 Notes to fund acquisitions and repay amounts outstanding under the Revolving Credit Facility. The balance of the proceeds will be used for general corporate expenses including to fund future acquisitions.

Paid in Kind Notes

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29.0 million from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, Founder, Chairman, President and Chief Executive Officer, were used to redeem in full the PIK Notes in an aggregate amount of $1,049.9 million plus redemption premiums and penalties. A loss on extinguishment of $59.4 million was recognized in interest and other finance costs.

Letter of credit facility

GFL has a combined committed letter of credit facility to a maximum of $240.0 million. At December 31, 2020, GFL had $133.8 million ($104.3 million as at December 31, 2019) outstanding against this facility which is not recognized in the Annual Financial Statements. Interest expense in connection with these letters of credit was $3.8 million for the year ended December 31, 2020 ($2.8 million for the year ended December 31, 2019, $0.6 million for the seven month period ended December 31, 2018, and $0.6 million for the five month period ended May 31, 2018).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Changes in long-term debt arising from financing activities

The opening and closing balances of long-term debt are reconciled as follows:

	December 31, 2020	December 31, 2019
Balance, beginning of period	$7,625.1	$6,288.7
Cash flows
Issuance of long-term debt	4,667.9	3,143.8
Repayment of long-term debt	(6,200.3)	(1,569.9)
Payment of financing costs	(41.0)	(20.7)
Non-cash changes
Reclassification of finance leases	—	(64.4)
PIK note exchanged for common shares	—	(61.1)
Assumed via business combinations	—	0.4
Accrued interest and other non-cash changes	125.6	153.4
Revaluation of foreign exchange	(129.7)	(160.9)
Fair value movements on cash flow hedges	118.5	(84.2)
Balance, end of period	$6,166.1	$7,625.1

Commitments related to long-term debt

Principal future payments on long term debt in each of the next five years are as follows:

Long-term debt
2021	$4.6
2022	0.5
2023	0.2
2024	3.7
2025	1,591.5
Thereafter	4,507.1
$6,107.6

10.   INTEREST AND OTHER FINANCING COSTS

GFL’s interest and other financing costs are comprised of the following:

	Successor			Predecessor
	December 31,	December 31,	December 31,	May 31, 2018
	2020	2019	2018 (214 days)	(151 days)
Interest	$372.4	$472.7	$149.5	$85.1
Loss on extinguishment of debt	168.7	—	—	—
Amortization of deferred financing costs	36.1	9.7	23.3	4.1
Accretion of landfill closure and post-closure obligations	6.9	6.1	1.2	1.3
Other financing costs	13.5	43.7	68.2	36.9
Interest and other finance costs	$597.6	$532.2	$242.2	$127.4

11.  LEASE OBLIGATIONS

GFL leases several assets including buildings, plants and equipment. The average lease term is five years.

GFL has options to purchase certain equipment for a nominal amount at the end of the lease term. GFL’s obligations are secured by the lessors’ title to the leased assets for such leases.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Future minimum payments under lease obligations are as follows:

	December 31, 2020	December 31, 2019
Lease obligations	$241.0	$246.4
Less: Interest	49.8	54.3
	191.2	192.1
Less: Current portion	37.5	33.2
	$153.7	$158.9

Lease obligations include $73.1 million of secured lease obligations as at December 31, 2020 ($58.7 million as at December 31, 2019).

Interest expense in connection with lease obligations was $10.9 million for the year ended December 31, 2020 ($10.5 million for the year ended December 31, 2019, and $0.5 million for the seven month period ended December 31, 2018, and $0.3 million for the five month period ended May 31, 2018). Leases are secured by the related asset.

Principal and interest payments on future minimum lease payments under the lease obligations in each of the next five years are as follows:

Lease liabilities
2021	$39.8
2022	65.1
2023	28.2
2024	19.5
2025	26.5
Thereafter	61.9
$241.0

12.  TANGIBLE EQUITY UNITS

On March 5, 2020, GFL completed its offering of 15,500,000 6.00% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. The Amortizing Notes are classified as a financial liability held at amortized cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor. Accordingly, the Purchase Contracts meet the definition of a financial liability with embedded derivative features, which GFL has elected to measure at fair value through profit or loss.

GFL allocated the proceeds from the issuance of the TEUs to notes and other derivative financial liabilities based on the relative fair values of the respective components of each TEU. The value allocated to the Amortizing Notes is reflected with issuance costs as a reduction of the face amount of the notes. The issuance costs are accreted to the face amount of the notes using the effective interest method.

The value allocated to the Purchase Contracts is subsequently measured at fair value through profit or loss. The fair value of the Purchase Contracts of the TEUs is based on the trading price of the Purchase Contracts to the extent an active market exists, otherwise a valuation model is used. The fair value of the Purchase Contracts was estimated using a Monte-Carlo simulation to simulate GFL’s stock price using inputs such as USD risk-free interest rate curve, GFL’s spot stock price in USD on the New York Stock Exchange, dividend forecasts, volatility of GFL’s stock, and credit spread.

This resulted in an unrealized loss of $449.2 million on the market value of the Purchase Contracts for the year ended December 31, 2020 ($nil for the year ended December 31, 2019, $nil for the seven month period ended December 31, 2018, and $nil for the five month period ended May 31, 2018).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The aggregate values assigned upon issuance of the TEUs, based on the relative fair values of the respective components of each TEU, were as follows:

	Purchase Contracts	Amortizing Notes	Total
Fair value price per TEU on issuance	$55.71	$11.43	$67.14
Gross proceeds	863.5	177.2	1,040.7
Issuance costs	(28.1)	(5.7)	(33.8)
Net proceeds on issuance	$835.4	$171.5	$1,006.9

Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.000% per year. On each of March 15, June 15, September 15, and December 15, GFL will pay equal quarterly cash instalments of US$0.7500 per  Amortizing Note (except for the June 15, 2020 installment payment, which was US$0.8333 per Amortizing Note), which cash payment in the aggregate will be the equivalent of 6.000% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

Unless settled earlier, on March 15, 2023, each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, GFL will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares, subject to adjustment, based on the Applicable Market Value of GFL’s subordinate voting shares as described below:

●	If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1930 subordinate voting shares per Purchase Contract;
●	If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and
●	If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of GFL’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

The TEUs are comprised of the following:

	December 31, 2020	December 31, 2019
Amortizing Notes	$123.4	$—
Purchase Contracts	1,263.7	—
	1,387.1	—
Less: Current portion of Amortizing Notes	(59.2)	—
	$1,327.9	$—

The 33,991,500 minimum shares to be issued are included in the calculation of basic net loss per share. The TEUs have a potentially dilutive effect on the calculation of net income per share. The difference between the minimum subordinate voting shares and the maximum subordinate voting shares are dilutive securities, and accordingly, are included in GFL’s diluted net loss per share on a pro-rata basis to the extent the Applicable Market Value is higher than US$22.80 but is less than US$19.00 at period end. See note 14 for additional information regarding the calculation of net loss per share.

Principal future payments on the Amortizing Notes are as follows:

Amortizing Notes
2021	$59.2
2022	59.2
2023	14.8
$133.2

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.  INCOME TAXES

The effective income tax rates differ from the amount that would be computed by applying the combined federal and provincial statutory income tax rates to loss before income taxes. The reconciliation is as follows:

	Successor			Predecessor
	December 31,	December 31,	December 31,	May 31, 2018
	2020	2019	2018 (214 days)	(151 days)
Loss before income taxes	$(1,355.8)	$(609.2)	$(432.7)	$(191.6)
Income tax recovery at the combined basic federal and provincial tax rate (26.5% in 2020; 26.5% in 2019; and 26.5% in 2018)	(359.3)	(161.4)	(114.7)	(50.8)
Decrease (increase) resulting from:
Permanent differences	12.5	8.8	5.3	3.7
Variance between combined Canadian tax rate and the tax rate applicable to U.S. earnings	(1.3)	1.9	1.3	0.9
(Recognition) non-recognition of deferred tax assets	(11.1)	(6.5)	(1.6)	11.9
Other	(1.7)	(0.3)	(4.3)	7.3
Income tax recovery	$(360.9)	$(157.5)	$(114.0)	$(26.9)

Deferred income taxes

Deferred income taxes represent the net tax effect of non-capital tax losses and temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. The changes in the periods in the components of the Company’s deferred tax assets and liabilities are as follows:

	Balance,	Acquisitions				Recognized in	Balance,
	December 31,	via business	Foreign	Recognized in	Recognized in	other	December
	2019	combinations	exchange	equity	net loss	comprehensive loss	31, 2020
Deferred tax assets
Non-capital loss carry forwards	$216.3	$68.4	$(1.5)	$—	$143.6	$—	$426.8
Landfill closures and post-closure obligations	55.0	64.2	(0.7)	—	61.4	—	179.9
Accrued liabilities	2.5	6.1	—	—	1.5	—	10.1
Other	50.8	—	(0.4)	22.3	33.3	—	106.0
	324.6	138.7	(2.6)	22.3	239.8	—	722.8
Deferred tax liabilities
Property and equipment	383.4	212.1	(2.2)	—	77.9	—	671.2
Intangible assets	663.4	41.1	(4.2)	—	(84.6)	—	615.7
Cash flow hedges	14.9	—	—	—	—	(5.1)	9.8
Other	(3.3)	8.9	2.2	—	(115.7)	—	(107.9)
	1,058.4	262.1	(4.2)	—	(122.4)	(5.1)	1,188.8
Net deferred income tax liabilities	$733.8	$123.4	$(1.6)	$(22.3)	$(362.2)	$(5.1)	$466.0

Acquisitions via business combinations includes $2.7 million of measurement period adjustments to adjust previously reported purchase price allocations completed during prior years.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

As at December 31, 2020, the Company had income tax losses of approximately $1,754.0 million ($908.2 million as at December 31, 2019) available to carry forward to reduce future years’ taxable income. If not utilized, these losses will begin to expire in 2024 and fully expire in 2040.

	Balance,	Acquisitions			Recognized in	Balance,
	December 31,	via business	Foreign	Recognized	other	December 31,
	2018	combinations (1)	exchange	in net loss	comprehensive loss	2019
Deferred tax assets
Non-capital loss carry forwards	$142.1	$(12.3)	$(4.4)	$90.9	$—	$216.3
Landfill closures and post-closure obligations	40.0	2.2	(1.3)	14.1	—	55.0
Accrued liabilities	5.4	(0.1)	(0.3)	(2.5)	—	2.5
Other	28.0	14.5	(2.0)	10.3	—	50.8
	215.5	4.3	(8.0)	112.8	—	324.6
Less: Non-recognition of deferred tax assets	(20.3)	—	(0.3)	20.6	—	—
	195.2	4.3	(8.3)	133.4	—	324.6
Deferred tax liabilities
Property and equipment	309.0	50.8	(11.8)	35.4	—	383.4
Intangible assets	664.5	81.0	(11.7)	(70.4)	—	663.4
Cash flow hedges	(7.5)	—	—	(0.1)	22.5	14.9
Other	(11.7)	—	0.5	7.9	—	(3.3)
	954.3	131.8	(23.0)	(27.2)	22.5	1,058.4
Net deferred income tax liabilities	$759.1	$127.5	$(14.7)	$(160.6)	$22.5	$733.8

(1)	Acquisitions via business combinations includes $46.8 million of measurement period adjustments to adjust previously reported purchase price allocations completed during 2018.

14.  LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to equity holders by the weighted average number of shares outstanding during the period.

Diluted loss per share amounts are calculated by dividing the net loss attributable to equity and TEU holders by the weighted average number of shares outstanding during the period plus the weighted average number of shares, if any, that would be issued on exercise of stock options, to the extent that they are considered dilutive.

	Successor			Predecessor
	December 31,	December 31,	December 31,	May 31, 2018
	2020	2019	2018 (214 days)	(151 days)
Net loss	$(994.9)	$(451.7)	$(318.7)	$(164.7)
Less amounts attributable to preferred shareholders	13.7	—	—	—
Adjusted net loss	$(1,008.6)	$(451.7)	$(318.7)	$(164.7)

Weighted average shares outstanding(1),(2)	360,383,291	180,545,277	149,028,989	571,497,668
Weighted average number of shares on exercise of stock options, conversion of TEUs, and conversion of preferred shares	—	—	—	—
Diluted weighted average number of shares outstanding	360,383,291	180,545,277	149,028,989	571,497,668

Loss per share
Basic and Diluted	$(2.80)	$(2.50)	$(2.14)	$(0.29)

(1)	Weighted average shares at December 31, 2020 includes the 33,991,500 minimum subordinate voting share conversion of the TEUs.
(2)	Weighted average shares at December 31, 2019 and December 31, 2018 adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of the IPO.

Diluted Net loss per share excludes the effects of time-based and performance-based share options, RSUs, TEUs and Preferred Shares that are anti-dilutive.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.  SALES AND OPERATING REVENUE

The following table presents GFL’s revenue disaggregated by service type and segment.

	Successor			Predecessor
	December 31,	December 31,	December 31, 2018	May 31, 2018
	2020	2019 (1)	(214 days) (2)	(151 days) (3)
Residential	$1,067.8	$815.3	$272.1	$135.4
Commercial/industrial	1,350.1	1,106.9	340.1	173.2
Total collection	2,417.9	1,922.2	612.2	308.6
Landfill	348.4	255.5	77.8	37.2
Transfer	426.7	337.2	98.2	56.4
Material recovery	263.3	95.5	28.2	18.2
Other	226.6	172.0	83.1	40.1
Solid waste	3,682.9	2,782.4	899.5	460.5
Infrastructure and soil remediation	535.1	538.3	260.7	135.1
Liquid waste	455.8	385.2	168.3	88.7
Intercompany revenue	(477.6)	(359.0)	(103.7)	(56.5)
Revenue	$4,196.2	$3,346.9	$1,224.8	$627.8

Refer to Note 2 for additional details on the reclassifications outlined below:

(1)	Includes reclassification to increase Intercompany revenue by $45.9 million and decrease Infrastructure and soil remediation revenue by $2.1 million. This resulted in increases in revenue of $20.8 million in Landfill, $25.7 million in Transfer, $1.2 million in Material recovery and $0.3 million in Commercial. There was no change in total revenue.
(2)	Includes reclassification to decrease revenues of $35.7 million from Material recovery, $1.8 million from Liquid waste and $0.1 million from Infrastructure and soil remediation. This resulted in increases in revenue of $36.7 million in Other and $1.0 million in Landfill. There was no change in total revenue.
(3)	Includes reclassification to decrease revenues of $21.4 million in Material recovery. This resulted in increases in revenue of $20.5 million in Other, $0.7 million in Liquid waste and $0.2 million in Landfill. There was no change in total revenue.

16.  SEGMENT REPORTING

GFL’s main lines of business are the transporting, managing, and recycling of solid and liquid waste and infrastructure and soil remediation services. GFL is divided into operating segments corresponding to the following lines of business: Solid waste, which includes hauling, landfill, transfer and material recovery facilities; Infrastructure and soil remediation; and Liquid waste. Inter-segment transfers are made at market prices.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue, and adjusted EBITDA. GFL’s chief operating decision-maker is the Chief Executive Officer.

The Solid waste segment follows a national internal reporting structure, and each country is considered a separate operating segment by the chief operating decision-maker.

The following is an analysis of GFL’s revenue and results from continuing operations by reportable segment. “Adjusted EBITDA” represents GFL’s earnings before taxes, interest and other finance costs, depreciation and amortization, loss (gain) on foreign exchange, loss (gain) on sale of property and equipment, mark-to-market loss (gain) on fuel hedge, mark-to-market loss (gain) on Purchase Contracts, share-based payments, acquisition, integration and other costs (included in selling, general and administrative expenses related to acquisition activity), costs associated with the IPO, acquisition, rebranding and other integration costs (included in cost of sales related to acquisition

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

activity), and deferred purchase consideration. The definition of Adjusted EBITDA has been amended from the prior year. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Year ended December 31, 2020
	Gross	Intercompany		Adjusted
Successor	Revenue	Revenue	Revenue	EBITDA
Solid waste
Canada	$1,417.8	$(187.0)	$1,230.8	$338.6
USA	2,262.0	(236.2)	2,025.8	639.2
Solid waste	3,679.8	(423.2)	3,256.6	977.8
Infrastructure and soil remediation	538.2	(10.9)	527.3	91.6
Liquid waste	455.8	(43.5)	412.3	97.5
Corporate	—	—	—	(90.2)
	$4,673.8	$(477.6)	$4,196.2	$1,076.7

	Year ended December 31, 2019
	Gross	Intercompany		Adjusted
Successor	Revenue	Revenue	Revenue(1)	EBITDA(2)
Solid waste
Canada	$1,174.8	$(161.1)	$1,013.7	$267.7
USA	1,603.4	(155.8)	1,447.6	431.0
Solid waste	2,778.2	(316.9)	2,461.3	698.7
Infrastructure and soil remediation	541.0	(6.0)	535.0	103.7
Liquid waste	386.7	(36.1)	350.6	79.5
Corporate	—	—	—	(56.2)
	$3,705.9	$(359.0)	$3,346.9	$825.7

Refer to Note 2 for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $1.7 million from Liquid waste into Solid waste - Canada.
(2)	Includes reclassification of $3.8 million from Liquid waste and $24.1 million from Corporate into Solid waste Canada in the amount of $1.5 million and Solid waste USA in the amount of $26.4 million.

	Period ended December 31, 2018 (214 days)
	Gross	Intercompany		Adjusted
Successor	Revenue	Revenue	Revenue (1)	EBITDA (2)
Solid waste
Canada	$595.5	$(75.3)	$520.2	$142.6
USA	302.0	(8.5)	293.5	63.6
Solid waste	897.5	(83.8)	813.7	206.2
Infrastructure and soil remediation	262.7	(4.0)	258.7	56.4
Liquid waste	168.3	(15.9)	152.4	38.3
Corporate	—	—	—	(18.9)
	$1,328.5	$(103.7)	$1,224.8	$282.0

Refer to Note 2 for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $0.6 million from Solid waste Canada into Liquid waste.
(2)	Includes reclassification of $4.9 million from Corporate to Solid waste USA and $0.5 million from Solid waste Canada to Liquid waste.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Period ended May 31, 2018 (151 days)
	Gross	Intercompany		Adjusted
Predecessor	Revenue	Revenue	Revenue (1)	EBITDA (2)
Solid waste
Canada	$362.5	$(40.3)	$322.2	$80.1
USA	97.0	(3.1)	93.9	17.3
Solid waste	459.5	(43.4)	416.1	97.4
Infrastructure and soil remediation	136.2	(2.8)	133.4	23.4
Liquid waste	88.6	(10.3)	78.3	15.8
Corporate	—	—	—	(9.3)
	$684.3	$(56.5)	$627.8	$127.3

Refer to Note 2 for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $0.6 million from Solid waste Canada into Liquid waste.
(2)	Includes reclassification of $0.6 million from Solid waste Canada into Liquid waste.

Adjusted EBITDA reconciles to net loss for the periods presented as follows:

	Successor			Predecessor
	December 31,	December 31,	December 31,	May 31, 2018
	2020	2019	2018 (214 days)	(151 days)
Total segment adjusted EBITDA	$1,076.7	$825.7	$282.0	$127.3
Less:
Depreciation and amortization	810.6	465.3	178.2	66.3
Amortization of intangible assets	427.0	334.1	127.5	40.9
Interest and other finance costs	597.6	532.2	242.2	127.4
(Gain) loss on foreign exchange	(37.3)	(48.9)	39.6	16.6
Loss (gain) on sale of property and equipment	4.6	1.2	4.7	(0.1)
Mark-to-market loss on fuel hedges	1.8	1.0	2.8	—
Mark-to-market loss on Purchase Contracts	449.2	—	—	—
Share-based payments	37.9	14.5	2.0	18.8
Impairment	21.4	—	—	—
Transaction costs	60.1	65.5	103.7	42.4
IPO transaction costs	46.2	—	—	—
Other income	—	—	—	(3.2)
Acquisition, rebranding and other integration costs	11.4	36.4	13.0	8.8
Unbilled revenue reversal	—	31.6	—	—
Deferred purchase consideration	2.0	2.0	1.0	1.0
Income tax recovery	(360.9)	(157.5)	(114.0)	(26.9)
Net loss	$(994.9)	$(451.7)	$(318.7)	$(164.7)

As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance. The definition of Adjusted EBITDA for the three months and year ended December 31, 2020 removes the impact of the mark-to-market loss on Purchase Contracts, IPO transaction costs and impairment and other charges, all of which did not exist in the prior periods.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Geographical information

Revenues from external customers and non-current assets, excluding deferred tax assets, can be analyzed according to the following geographic areas:

	Successor			Predecessor	Successor

					Non-current
	Revenue				assets
	December 31,	December 31,	December 31,	May 31, 2018	December 31,
	2020	2019	2018 (214 days)	(151 days)	2020
Canada	$1,996.1	$1,760.8	$931.3	$533.9	$4,917.2
USA	2,200.1	1,586.1	293.5	$93.9	9,784.6
	$4,196.2	$3,346.9	$1,224.8	$627.8	$14,701.8

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	December 31, 2020	December 31, 2019
Solid waste
Canada	$1,734.4	$1,707.6
USA	4,738.0	3,383.0
Infrastructure and soil remediation	240.0	237.8
Liquid waste	429.4	457.5
	$7,141.8	$5,785.9

17.  SHAREHOLDER’S CAPITAL

a)	Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

Subordinate and multiple voting shares

The rights of the holders of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. The holders of outstanding subordinate voting shares are entitled to one vote per subordinate voting share and the holders of multiple voting shares are entitled to ten votes per multiple voting share. The subordinate voting shares are not convertible into any other classes of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share.

In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier of the following: (i) Patrick Dovigi and/or his affiliates no longer beneficially own, directly or indirectly, at least 2.0% of the aggregate of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at GFL; or (iii) the twentieth anniversary of the closing of the IPO.

The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding up of GFL.

Preferred shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

On October 1, 2020, GFL issued US$600.0 million of perpetual convertible preferred shares (“the Preferred Shares”) to funds managed by HPS Investment Partners, LLC (“HPS”). Pursuant to the terms of the private placement, HPS subscribed for 28,571,428 Preferred Shares at US$21.00 per share for gross proceeds of US$600.0 million. Based on a conversion price of US$25.20 per share, as at December 31, 2020, the Preferred Shares are convertible into 24,226,190 subordinate voting shares of the Company, representing approximately 7.2% of the issued and outstanding subordinate voting shares and 5.3% of the outstanding voting rights attached to the Company’s shares. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Preferred Shares accrete at a rate of 7.000% per annum, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter will be 6.000% per annum. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Amalgamation

Effective March 5, 2020, immediately prior to the completion of the IPO, GFL amalgamated with Holdings. In connection with the amalgamation, all of the issued and outstanding shares of Holdings were exchanged for subordinate voting shares and multiple voting shares of GFL at an exchange ratio of 20.363259-for-one, other than the Class F shares of Holdings which were converted to multiple voting shares on an exchange ratio of 26.343032-for-one. As a result, the historical share and per share amounts presented in the Annual Financial Statements for the Successor have been retroactively adjusted to reflect this change.

Share issuances and cancellations

		Common shares of	Subordinated	Multiple voting	Preferred
	Total	GFL Holdings	voting shares	shares	shares
Balance, December 31, 2019	180,794,203	180,794,203	—	—	—
Exchange upon amalgamation of GFL Holdings	—	(180,794,203)	169,114,345	11,679,858	—
Issued as partial consideration for acquisitions	3,092,118	—	3,092,118	—	—
Issued and fully paid during the year	171,060,581	—	142,106,047	383,106	28,571,428
Cancelled during the year	(12,089)	—	(12,089)	—	—
Balance, December 31, 2020	354,934,813	—	314,300,421	12,062,964	28,571,428

On January 1, 2020, GFL issued 2,056,331 subordinate voting shares as partial consideration for an acquisition.

On February 1, 2020, GFL issued 1,035,787 subordinate voting shares as partial consideration for an acquisition.

On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued Ven Poole a separation payment of 73,947 subordinate voting shares issued at the IPO price of US$19.00.

Between January 1, 2020 and March 5, 2020, GFL issued 17,694,685 subordinate voting shares to its existing shareholders for aggregate cash consideration of $348.9 million and made a return of capital of $0.8 million.

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for 47,496,202 subordinate voting shares for aggregate cash consideration of $1,064.6 million. Also, on this date, 704,800 subordinate voting shares were issued at the IPO price of US$19.00 in partial consideration for the redemption of the PIK Notes.

On March 5, 2020, in conjunction with the IPO, GFL issued 73,361,842 subordinate voting shares for total gross proceeds received by GFL of $1,871.8 million (US$1,393.9 million). Share issuance costs, net of deferred tax, amounted to $45.5 million (US$33.9 million).

On August 20, 2020, 11,145 subordinate voting shares were cancelled.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

On December 2, 2020, 944 subordinate voting shares were cancelled.

Contributed surplus

The contributed surplus consists of the following:

Balance, December 31, 2018	$2.0
Share-based compensation expense	$14.5
Balance, December 31, 2019	$16.4
Share-based compensation expense	37.9
Balance, December 31, 2020	$54.3

b)	Share options, performance share units, restricted share units, and deferred share units

Holdings established a stock option plan dated May 31, 2018, as amended on November 14, 2018 (the “Legacy Stock Option Plan”). In connection with the IPO, 159,468,329 options issued and outstanding under the Legacy Stock Option Plan (before exchange ratio restatement) with an exercise price of $1.00 (both of which are on a pre-converted basis) vested in accordance with the terms of the Legacy Stock Option Plan. After giving effect to the IPO, the options exercised on a net basis, less applicable withholding taxes, into 3,203,925 subordinate voting shares (the “Legacy Option Shares”). At completion of the IPO, there were no options outstanding under the Legacy Stock Option Plan and such plan was terminated.

Unless otherwise determined by the Board of Directors, the Legacy Option Shares will be held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares will vest and be released from escrow on each of the first three anniversaries of the IPO. Unless otherwise determined by the Board of Directors, if prior to the third anniversary of the IPO a legacy option holder’s employment with GFL is terminated without cause, such legacy option holder’s Legacy Option Shares held in trust at such time will continue to vest. Unless otherwise determined by the Board of Directors, if a legacy option holder’s employment is otherwise terminated prior to the third anniversary of the closing of the IPO, the legacy option holder’s Legacy Option Shares held in trust at such time will be cancelled for no consideration.

In connection with the IPO, a long-term incentive plan (“LTIP”) was adopted by the Board of Directors which allowed GFL to grant long-term equity-based incentives, including options, performance stock units (“PSUs”), and restricted stock units (“RSUs”), to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. The director deferred share unit plan (the “DSU Plan”) was adopted by the Board of Directors, to provide non-employee directors the opportunity to receive a portion of their compensation in the form of deferred share units (“DSUs”). Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

The maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan, and any other security-based compensation arrangement in any one-year period is 10% of the total issued and outstanding subordinate voting shares and multiple voting shares in the capital or as of December 31, 2020, would equate to 32,636,339 subordinate voting shares in the capital of the Company.

Options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

	December 31, 2020
		Weighted average
	Options	exercise price (US$)
Share options outstanding, December 31, 2019	—	$—
Granted	19,643,184	28.05
Share options outstanding, December 31, 2020	19,643,184	$28.05
Vested share options, December 31, 2020	3,928,636	$19.00

For the year ended December 31, 2020, there were no share options exercised, expired, forfeited, or cancelled.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The weighted-average fair value of the share options granted in 2020 and the weighted-average assumptions used in the Black-Scholes option valuation model to determine their fair value at the grant date are as follows:

Grant date share price (USD per option)	$19.00
Grant date fair value (USD in millions)	$23.6
Expected volatility (%)	23.51%
Expected dividend yield (%)	nil
Expected life (years)	4.2
Risk-free interest rate (%)	0.65%

Expected volatility was calculated based upon the historical average volatility of comparable public companies. The fair value of the options is recognized as compensation expense over the vesting period. For the year ended December 31, 2020, the total compensation expense related to share options amounted to $30.5 million ($14.5 million for the year ended December 31, 2019, $2.0 million for the seven month period ended December 31, 2018, and $18.8 million for the five month period ended May 31, 2018). For the year ended December 31, 2020, total compensation expense consisted of an expense under the LTIP of $22.3 million and an expense under the Legacy Stock Option Plan of $8.2 million.

RSUs and DSUs

During the year ended December 31, 2020, 1,524,358 RSUs were granted to eligible participants. The RSUs vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participants’ continued employment. When cash dividends are paid on the subordinate voting shares, the recipient shall receive additional units (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting provision as the RSUs. Upon vesting, the RSUs will be settled in either cash or subordinated voting shares, at the option of the Company. None of the RSUs granted have vested.

The fair value of the RSUs granted during the year ended December 31, 2020, was based on the closing price of the subordinate voting shares on the day prior to the grant US$19.00.

The fair value of the RSUs is recognized as compensation expense over the vesting period. For the year ended December 31, 2020, the total compensation expense related to RSUs amounted to $6.9 million.

During the year ended December 31, 2020, 18,248 DSUs were granted to non-employee directors for compensation under the DSU Plan. The grant date fair values of US$19.00 per share and US$21.26 per share were determined by the Board of Directors, based on the closing price of the subordinate voting shares on the day prior to the grant. The DSUs vest immediately and are exercisable upon the non-employee director’s departure from service. For the year ended December 31, 2020, the total compensation expense related to DSUs amounted to $0.5 million.

A summary of the status of RSUs and DSUs granted under the LTIP is as follows:

	December 31, 2020		December 31, 2020
		Weighted		Weighted
		average grant		average grant
	RSUs	date fair value (US$)	DSUs	date fair value (US$)
Outstanding, December 31, 2019	—	$—	—	$—
Granted	1,524,358	19.95	18,248	19.92
Cancelled	(1,699)	19.00	—	—
Outstanding, December 31, 2020	1,522,659	$19.95	18,248	$19.92
Expected to vest	1,482,660	$19.95	18,248	$19.92

For the year ended December 31, 2020, there were no RSUs or DSUs exercised, expired, or forfeited.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

18.  SUPPLEMENTAL CASH FLOW INFORMATION

Net change in non-cash working capital

	Successor			Predecessor
	December 31,	December 31,	December 31,	May 31, 2018
	2020	2019	2018 (214 days)	(151 days)
Effects of changes in
Accounts payable and accrued liabilities	$83.4	$13.3	$13.2	$66.6
Trade and other receivables — net of allowance	(77.7)	(57.3)	(38.5)	(16.8)
Prepaid expenses and other assets	(0.5)	(30.6)	(8.2)	(5.3)
Income taxes payable	—	(0.3)	3.2	(0.2)
	$5.2	$(74.9)	$(30.3)	$44.3

19.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash and cash equivalent, trade accounts receivable, trade accounts payable, long-term debt, and tangible equity units.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s Bonds and Amortizing Notes. The fair value hierarchy for GFL’s financial assets and liabilities not measured at fair value are as follows:

	December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Bonds	$4,272.6	$4,454.3	$—	$4,454.3	$—
Amortizing Notes	$123.4	126.8	—	126.8	—
Total debt	$4,396.0	$4,581.1	$—	$4,581.1	$—

	December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Bonds	$3,249.4	$3,092.3	$—	$3,092.3	$—
Total debt	$3,249.4	$3,092.3	$—	$3,092.3	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its bonds. Certain of the mortgages, finance leases, equipment loans and amount due to related party do not bear interest or bear interest at an amount that is not stated at fair value.

Purchase Contracts and derivative instruments, which are recorded at fair value, are classified within Level 2.

Financial risk management objectives

As a result of holding and issuing financial instruments, GFL is exposed to liquidity, credit and market risks. The following provides a description of these risks and how GFL manages these exposures.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. GFL’s principal financial assets that expose it to credit risk are accounts receivable.

GFL uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

trends. GFL considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that accounts receivable that meet either of the following criteria are generally not recoverable:

●	the customer is insolvent; or
●	GFL’s relationship with the customer has been severed; and/or
●	the customer’s receivable has aged beyond a reasonable period.

GFL provides credit to its customers in the normal course of its operations. The amounts disclosed in the statement of financial position represent the maximum credit risk and are net of allowance for doubtful accounts, based on management’s estimates taking into account GFL’s prior experience and its assessment of the current economic environment.

The following is a breakdown of the trade receivables aging. It does not include holdbacks or unbilled revenue as they are made up of amounts to be received at the end of specific long-term contracts.

	December 31, 2020	December 31, 2019
0-60 days	$543.8	$394.9
61-90 days	47.3	61.2
91+ days	77.7	86.3
	$668.8	$542.4

In determining the recoverability of trade and other receivables, GFL considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Liquidity risk

GFL monitors and manages its liquidity to ensure that it has access to sufficient funds to meet its liabilities when due. Management of GFL believes that future cash flows from operations and the availability of credit under existing bank arrangements is adequate to support GFL’s financial liquidity needs for its ongoing operations.

At December 31, 2020, available sources of liquidity include GFL’s Revolving Credit Facility of $628.0 million and US$40.0 million of which $148.8 million was drawn as at December 31, 2020 ($nil at December 31, 2019).

GFL has financial liabilities with varying contractual maturity dates. With the exception of long-term debt and lease obligations, all of GFL’s significant financial liabilities mature in less than one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial liability will fluctuate because of changes in market interest rates. GFL enters into both fixed and floating rate debt, including equipment loans and also leases certain assets with fixed rates.

GFL’s risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to GFL. The ratio of fixed to floating rate obligations outstanding is designed to maintain flexibility in GFL’s capital structure to adjust to prevailing market conditions.

At December 31, 2020, GFL had a ratio of fixed to floating rate obligations of approximately 70.2% fixed and 29.8% floating (as at December 31, 2019 56.4% fixed, 43.6% floating).

A 1% change in the interest rate on floating rate obligations would have resulted in a change in the interest expense for the year ended December 31, 2020, of approximately $18.2 million based on the balances outstanding as at December 31, 2020 (approximately $33.5 million for the year ended December 31, 2019, approximately $21.9 million for the seven month period ended December 31, 2018, and approximately $15.6 million for the five month period ended May 31, 2018).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Foreign currency risk

GFL manages its currency risk in respect of its outstanding U.S. dollar senior unsecured notes with certain cross-currency interest rate swaps. GFL’s swapped instruments included the following:

				Fixed Foreign
	Notional	Fixed/Variable	Fixed/Variable	Exchange Rate
Underlying Notes	Amount ($US)	Interest Rate Paid	Interest Rate Received	Paid	Effective Date	Expiration
9.875% 2021 Notes	30.6	9.890%	9.875%	1.4130	February 1, 2016	February 1, 2021
Term Loan	403.6	3-Month CDOR + 3.174%	3-Month LIBOR + 2.750%	1.2976	May 31, 2018	May 30, 2025
8.500% 2027 Notes	48.0	8.399%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	300.0	8.419%	8.500%	1.3355	April 23, 2019	May 1, 2027
5.125% 2026 Secured Notes	500.0	5.725%	5.125%	1.3245	December 16, 2019	December 15, 2026
4.250% 2025 Secured Notes	500.0	4.805%	4.250%	1.4198	April 29, 2020	June 1, 2025
4.000% 2028 Notes	500.0	4.524%	4.000%	1.3112	November 23, 2020	August 1, 2028

Concurrently with the offering of the 5.625% 2022 Notes, the 5.375% 2023 Notes, the 4.250% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 8.500% 2027 Notes, and the 4.000% 2028 Notes, GFL entered into cross-currency swaps to receive and pay interest semi-annually. A cross-currency swap was entered into for a portion of the 7.000% 2026 Notes.

These effective cross-currency swaps eliminate the impact of changes in the value of the U.S. dollar between the date of issuance of the 5.625% 2022 Notes, the 5.375% 2023 Notes, the 4.250% 2025 Secured Notes, the 8.500% 2027 Notes, the 4.000% 2028 Notes, and the 5.125% 2026 Secured Notes and their respective maturity dates.

On March 5, 2020, GFL fully redeemed the 5.625% 2022 Notes and 5.375% 2023 Notes as well as a portion of the 7.000% 2026 Notes and the 8.500% 2027 Notes and terminated the cross-currency interest rate swaps associated with the 5.625% 2022 Notes and 5.375% 2023 Notes and the redeemed portion of the 7.000% 2026 Notes and 8.500% 2027 Notes.

On November 23, 2020, GFL issued the 4.000% 2028 Notes. Concurrently with the offering, GFL entered into cross-currency swaps to manage its currency risk. GFL used the net proceeds of the issuance to fund the redemption of the entire US$405.0 million outstanding aggregate principal amount, related fees, premiums and accrued interest on the 7.000% 2026 Notes and terminated the cross-currency interest rate swaps associated with the 7.000% 2026 Notes.

GFL fully redeemed a previous note offering in 2018. GFL had entered into cross-currency interest rate swaps concurrently with the offering of the notes, which continued to be in place after the redemption of the notes. As a result of the redemption, GFL discontinued the use of hedge accounting. GFL entered into an offset swap to receive and pay interest semi-annually at 9.312% on $648.8 million and 9.875% on US$500.0 million respectively in order to fully hedge this exposure.

In addition, the Company has exposure to foreign currency risk on its US Term Loan Facility due May 31, 2025. The Company manages a portion of this exposure with cash flow from its US operations and the Company entered into US$450.0 million in cross-currency swaps to hedge the impact of changes in the value of the U.S. dollar between the date of issuance of the Term Loan Facility and the Term Loan Facility maturity date of May 31, 2025, as adjusted for the mandatory repayments required under the Term Loan Facility. At maturity, the Company will have paid a total of $500.8 million in exchange for US$386.0 million.

These cross-currency swaps have been designated at inception and accounted for as cash flow hedges. A gain, net of tax, in the fair value of derivatives designated as cash flow hedges in the amount of $1.8 million has been recorded in other comprehensive loss for the year ended December 31, 2020 (gain, net of tax in the amount of $61.2 million for the year ended December 31, 2019, loss, net of tax in the amount of $33.5 million for the seven month period ended December 31, 2018, and a gain of $3.8 million for the five month period ended May 31, 2018).

Commodity risk

GFL uses diesel fuel option agreements to manage a portion of its exposure to fluctuations in diesel fuel prices. The fair value of GFL’s fuel commodity contracts were obtained from dealer quotes. This value represents the estimated amount GFL would receive or pay to terminate the commodity contracts, taking into consideration the difference between the contract value of the fuel volume and values at the valuation date quoted for agreements of similar term and maturity.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The fair value of the agreements represented an asset of approximately $3.7 million as of December 31, 2020, which is included in our net derivative instruments ($0.6 million as at December 31, 2019). GFL recognized an expense for changes in the fair value of the fuel contracts within its consolidated statements of operations of $1.8 million for the year ended December 31, 2020 ($1.0 million for the year ended December 31, 2019, $2.8 million for the seven month period ended December 31, 2018, and $nil for the five month period ended May 31, 2018).

GFL markets a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. GFL owns and operates recycling operations and sells other collected recyclable materials to third parties for processing before resale. To reduce our exposure to commodity price risk with respect to recycled materials, GFL has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties.

Capital management

GFL defines capital that it manages as the aggregate of its shareholders’ equity and long-term debt net of cash.

GFL makes adjustments to its capital based on the funds available to GFL in order to support the ongoing operations of the business and in order to ensure that the entities in GFL will be able to continue as going concerns, while maximizing the return to stakeholders through the optimization of the debt and equity balances.

GFL manages its capital structure and makes adjustments to it in light of changes in economic conditions. In order to maintain or modify the capital structure, GFL may arrange new debt with existing or new lenders or obtain additional financing through other means.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of GFL, is reasonable. There were no changes in GFL’s approach to capital management during the year ended December 31, 2020 and year ended December 31, 2019.

20.  COMMITMENTS AND CONTINGENT LIABILITIES

a)	Performance bonds

In the normal course of business, GFL is required to provide performance bonds in respect of certain contracts which guarantee payment for labour, material and services in the event of a default by GFL.

GFL has executed indemnity agreements in favour of the surety of these bonds. As at December 31, 2020, the aggregate contract limit for the bonds totaled $1,697.4 million ($778.6 million as at December 31, 2019).

b)	Contingent liabilities

In the normal course of business activities, GFL is subject to a number of claims and legal actions that may be made by customers, suppliers or others. Though the final outcome of actions outstanding or pending at the end of the period is not determinable, management believes the resolutions will not have a material effect on the financial position, statement of operations or cash flow of GFL.

21.  RELATED PARTY TRANSACTIONS

Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi, in an initial aggregate principal amount of $35.0 million, which is scheduled to mature on January 1, 2023. The note is being repaid in equal semi-annual instalments of $3.5 million. As at December 31, 2020, $17.5 million principal amount was outstanding on the note ($21.0 million as at December 31, 2019).

Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020, payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interests. The note is payable in equal semi-annual instalments of $2.9 million. The loan is scheduled to mature on March 5, 2025. As at December 31, 2020, $26.1 million principal amount was outstanding on the note ($nil as at December 31, 2019).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued a director a separation payment of 73,947 subordinate voting shares issued at the IPO price of US$19.00.

From time to time, GFL has entered into leases with entities controlled by affiliates of Patrick Dovigi, our Founder, Chief Executive Officer and a director of the Company as well as entities controlled by another director of the Company (the “Related Parties”). To date, GFL leases four properties from the Related Parties. These leases are on arm’s length and commercially reasonable terms and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2020, GFL paid $2.7 million ($1.6 million for the year ended December 31, 2019, $0.2 million for the seven month period ended December 31, 2018, and $nil for the five month period ended May 31, 2018) in aggregate lease payments to the Related Parties.

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share based payments. During the year ended December 31, 2020, total salaries and short-term benefits and share based payments to key management personnel was $41.8 million ($3.9 million for the year ended December 31, 2019, $59.3 million in the aggregate for the seven month period ended December 31, 2018 and the five month period ended May 31, 2018).

22.  EXPENSES BY NATURE

GFL’s expenses by nature are as follows:

	Successor			Predecessor
	December 31,	December 31,	December 31,	May 31, 2018
	2020	2019	2018 (214 days)	(151 days)
Employee benefits	$1,308.1	$1,022.5	$383.7	$207.0
Transfer and disposal costs	1,002.0	873.5	314.6	161.3
Interest and other finance costs	597.6	532.2	242.2	127.4
Depreciation of property and equipment	810.6	465.3	178.2	66.3
Amortization of intangible assets	427.0	334.1	127.5	40.9
Other expense	408.1	286.5	116.9	61.9
Transaction costs	60.1	65.5	103.7	42.4
IPO transaction costs	46.2	—	—	—
Acquisition, rebranding and other integration costs	11.4	36.4	13.0	8.8
Unbilled revenue reversal	—	31.6	—	—
Maintenance and repairs	244.1	183.8	65.6	31.9
Fuel costs	159.0	155.9	64.8	35.2
(Gain) loss on foreign exchange	(37.3)	(48.9)	39.6	16.6
Share-based payments	37.9	14.5	2.0	18.8
Loss (gain) on sale of property and equipment	4.6	1.2	4.7	(0.1)
Mark-to-market loss on Purchase Contracts	449.2	—	—	—
Impairment and other charges	21.4	—	—	—
Deferred purchase consideration	2.0	2.0	1.0	1.0
Total expenses by nature	$5,552.0	$3,956.1	$1,657.5	$819.4