Form 40-F
period 2021-12-31
GFL Environmental Inc.
filed 2022-02-10
CIK 1780232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-39240

GFL Environmental Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

4953

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(905) 326-0101

(Address and telephone number of Registrant’s principal executive offices)

Corporate Creations Network Inc.

3411 Silverside Road, Tatnall Building, Suite 104

Wilmington, DE 19810
(302) 351-3367

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate voting shares	GFL	The New York Stock Exchange; The Toronto Stock Exchange
Tangible equity units	GFLU	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2021, 326,229,953 subordinate voting shares, 12,062,964 multiple voting shares, 28,571,428 Series A perpetual convertible preferred shares and 8,196,721 Series B perpetual convertible preferred shares were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the

Exchange Act.

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

Yes ☒ No ☐

INTRODUCTION	4

DISCLOSURE CONTROLS AND PROCEDURES	4

INTERNAL CONTROL OVER FINANCIAL REPORTING	4

AUDIT COMMITTEE FINANCIAL EXPERT	4

CODE OF ETHICS	4

PRINCIPAL ACCOUNTANT FEES AND SERVICES	4

OFF-BALANCE SHEET ARRANGEMENTS	5

CONTRACTUAL AND OTHER OBLIGATIONS	5

IDENTIFICATION OF THE AUDIT COMMITTEE	5

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES	5

UNDERTAKING	5

SIGNATURES	6

EXHIBIT INDEX	7

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2021

Consent of KPMG LLP dated February 10, 2022

Consent of Deloitte LLP dated February 10, 2022

Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Inline Interactive Data File

INTRODUCTION

In this annual report on Form 40-F for the year ended December 31, 2021, all references to “GFL”, “we”, “our”, “us”, “the Company” or similar terms refer to GFL Environmental Inc. and its consolidated subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls and Procedures” contained in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 to this annual report on Form 40-F (“2021 MD&A”), is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”, contained in the 2021 MD&A, is incorporated by reference herein.

Auditor’s attestation report on internal control over financial reporting

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears on page F-5 of the Company’s audited annual consolidated financial statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in internal control over financial reporting

The information provided under the heading “Changes in Internal Control Over Financial Reporting”, contained in the 2021 MD&A, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers - Committees of our Board of Directors - The Audit Committee” identifying the Company’s Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, contained in the Company’s Annual Information Form (dated February 10, 2022), filed as Exhibit 99.1 to this annual report on Form 40-F (the “Annual Information Form”), is incorporated by reference herein.

CODE OF ETHICS

Our board of directors has adopted a written code of ethics (the “Code of Ethics”) which applies to all of our officers, directors, employees, contractors and agents, acting on behalf of us. We have posted a current copy of our Code of Ethics on our investor relations website at http://investors.gflenv.com under “Governance Documents.” We granted no waivers under the Code of Ethics in 2021. We intend to satisfy the disclosure requirement regarding amendments to, or waivers from, a provision of the Code of Ethics by posting such information on our website at http://investors.gflenv.com the address and location specified above. The information contained on our website is not incorporated by reference into this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective August 20, 2021, we changed our auditor from Deloitte LLP (Toronto, Canada, PCAOB ID No.: 01208) to KPMG LLP (Toronto, ON, Canada, Auditor Firm ID: 85).

The information provided under the heading “Directors and Officers - Committees of our Board of Directors – Auditor Service Fees”, contained in the Annual Information Form, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Performance Bonds

The information provided under the heading “Other Commitments”, contained in the 2021 MD&A, is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

Contractual Obligations

The information provided under the heading “Contractual Obligations”, contained in the 2021 MD&A, is incorporated by reference herein.

Other Commitments

The information provided under the heading “Other Commitments”, contained in the 2021 MD&A, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Directors and Officers” identifying the Company’s Audit Committee and confirming the independence of the Audit Committee, contained in the Annual Information Form, is incorporated by reference herein.

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Securities Exchange Act of 1934 (the “Exchange Act”)), and our subordinate voting shares and tangible equity units are each listed on the New York Stock Exchange (the “NYSE”). The NYSE Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Accordingly, we may follow certain corporate governance practices of our “home country”, Canada, in lieu of certain of the corporate governance requirements of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow, if any.

Although we currently follow the corporate governance requirements of the NYSE and do not avail ourselves of the exemptions afforded to foreign private issuers under the NYSE Listing Rules, to the extent permitted, we may in the future decide to follow Canadian corporate governance practices instead of some or nearly all of the NYSE’s requirements. Following our “home country” governance practices may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to domestic U.S. issuers. If in the future we decide to follow our “home country” governance practices, we intend to make available a comparison of NYSE Corporate Governance Rules required to be followed by domestic U.S. issuers and our corporate governance either in our annual report or on our website, as required by the NYSE Listing Rules.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GFL Environmental Inc.

	By:	/s/ Patrick Dovigi
	Name:	Patrick Dovigi
	Title:	President and Chief Executive Officer

Date: February 10, 2022

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2021

99.3	Consolidated Financial Statements for the Fiscal Year Ended December 31, 2021

99.4	Consent of KPMG LLP dated February 10, 2022

99.5	Consent of Deloitte LLP dated February 10, 2022

99.6	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document - the Instance Document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)