Form 40-F
period 2023-12-31
GFL Environmental Inc.
filed 2024-02-23
CIK 1780232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-39240

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

At December 31, 2023, 359,349,904 subordinate voting shares, 11,812,964 multiple voting shares, 28,571,428 Series A perpetual convertible preferred shares and 8,196,721 Series B perpetual convertible preferred shares were issued and outstanding.

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

Yes ☒ No ☐

If securities are registered pursuant to Section 12 (b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive - based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to - §240.10D - 1 (b).

Yes ☐ No ☒

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

Clawback Policy

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2023

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2023

Consent of KPMG LLP dated February 23, 2024

Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Inline Interactive Data File

INTRODUCTION

In this annual report on Form 40-F for the year ended December 31, 2023, all references to “GFL”, “we”, “our”, “us”, “the Company” or similar terms refer to GFL Environmental Inc. and its consolidated subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls and Procedures” contained in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2023, filed as Exhibit 99.2 to this annual report on Form 40-F (“2023 MD&A”), is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”, contained in the 2023 MD&A, is incorporated by reference herein.

Auditor’s attestation report on internal control over financial reporting

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears on page F-6 of the Company’s audited annual consolidated financial statements for the fiscal year ended December 31, 2023, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in internal control over financial reporting

The information provided under the heading “Changes in Internal Control Over Financial Reporting”, contained in the 2023 MD&A, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers - Committees of our Board of Directors - The Audit Committee” identifying the Company’s Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, contained in the Company’s Annual Information Form (dated February 23, 2024), filed as Exhibit 99.1 to this annual report on Form 40-F (the “Annual Information Form”), is incorporated by reference herein.

CODE OF ETHICS

Our board of directors has adopted a written code of ethics (the “Code of Ethics”) which applies to all of our officers (including our principal executive officer, principal financial officer, principal accounting officer and/or controller), directors, employees, contractors and agents, acting on behalf of us. We have posted a current copy of our Code of Ethics on our investor relations website at http://investors.gflenv.com under “Governance Documents” in the “ESG” section. We granted no waivers under the Code of Ethics in 2023. We intend to satisfy the disclosure requirement regarding amendments to, or waivers from, a provision of the Code of Ethics by posting such information on our website at the address and location specified above. The information contained on our website is not incorporated by reference into this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our auditor is KPMG LLP (Toronto, ON, Canada, Auditor Firm ID: 85).

The information provided under the heading “Directors and Officers - Committees of our Board of Directors – Auditor Service Fees”, contained in the Annual Information Form, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Performance Bonds

The information provided under the heading “Other Commitments”, contained in the 2023 MD&A, is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

Contractual Obligations

The information provided under the heading “Contractual Obligations”, contained in the 2023 MD&A, is incorporated by reference herein.

Other Commitments

The information provided under the heading “Other Commitments”, contained in the 2023 MD&A, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Directors and Officers” identifying the Company’s Audit Committee and confirming the independence of the Audit Committee, contained in the Annual Information Form, is incorporated by reference herein.

SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Securities Exchange Act of 1934 (the “Exchange Act”)), and our subordinate voting shares are listed on the New York Stock Exchange (the “NYSE”). The NYSE Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Accordingly, we may follow certain corporate governance practices of our “home country”, Canada, in lieu of certain of the corporate governance requirements of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow, if any.

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

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission (the “SEC”) Staff, and to furnish promptly, when requested to do so by the SEC Staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GFL Environmental Inc.

	By:	/s/ Patrick Dovigi
	Name:	Patrick Dovigi
	Title:	President and Chief Executive Officer

Date: February 23, 2024

EXHIBIT INDEX

Exhibits	Description

97	Clawback Policy

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2023

99.3	Consolidated Financial Statements for the Fiscal Year Ended December 31, 2023

99.4	Consent of KPMG LLP dated February 23, 2024

99.5	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document - the Instance Document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)