Form 40-F
period 2024-12-31
GFL Environmental Inc.
filed 2025-02-27
CIK 1780232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-39240

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate voting shares	GFL	The New York Stock Exchange; The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2024, 381,570,455 subordinate voting shares, 11,812,964 multiple voting shares, 10,401,871 Series A perpetual convertible preferred shares and 8,196,721 Series B perpetual convertible preferred shares were issued and outstanding.

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

Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive - based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D - 1 (b).

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

Clawback Policy

Annual Information Form

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2024

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2024

Consent of KPMG LLP dated February 27, 2025

Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Inline Interactive Data File

INTRODUCTION

In this annual report on Form 40-F for the year ended December 31, 2024, all references to “GFL”, “we”, “our”, “us”, “the Company” or similar terms refer to GFL Environmental Inc. and its consolidated subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls and Procedures” contained in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as Exhibit 99.2 to this annual report on Form 40-F (“2024 MD&A”), is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual report on internal control over financial reporting

The information provided under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”, contained in the 2024 MD&A, is incorporated by reference herein.

Auditor’s attestation report on internal control over financial reporting

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears on page F-6 of the Company’s audited annual consolidated financial statements for the fiscal year ended December 31, 2024, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in internal control over financial reporting

The information provided under the heading “Changes in Internal Control Over Financial Reporting”, contained in the 2024 MD&A, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers - Committees of our Board of Directors - The Audit Committee” identifying the Company’s Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, contained in the Company’s Annual Information Form (dated February 27, 2025), filed as Exhibit 99.1 to this annual report on Form 40-F (the “Annual Information Form”), is incorporated by reference herein.

CODE OF ETHICS

Our board of directors has adopted a written code of ethics (the “Code of Ethics”) which applies to all of our officers (including our principal executive officer, principal financial officer, principal accounting officer and/or controller), directors, employees, contractors and agents, acting on behalf of us. We have posted a current copy of our Code of Ethics on our investor relations website at http://investors.gflenv.com under “Governance Documents” in the “Sustainability” section. We granted no waivers under the Code of Ethics in 2024. We intend to satisfy the disclosure requirement regarding amendments to, or waivers from, a provision of the Code of Ethics by posting such information on our website at the address and location specified above. The information contained on our website is not incorporated by reference into this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our auditor is KPMG LLP (Toronto, ON, Canada, Auditor Firm ID: 85).

The information provided under the heading “Directors and Officers - Committees of our Board of Directors – Auditor Service Fees”, contained in the Annual Information Form, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Performance Bonds

The information provided under the heading “Other Commitments”, contained in the 2024 MD&A, is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

Contractual Obligations

The information provided under the heading “Contractual Obligations”, contained in the 2024 MD&A, is incorporated by reference herein.

Other Commitments

The information provided under the heading “Other Commitments”, contained in the 2024 MD&A, is incorporated by reference herein.

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

GFL Environmental Inc.

	By:	/s/ Patrick Dovigi
	Name:	Patrick Dovigi
	Title:	President and Chief Executive Officer

Date: February 27, 2025

EXHIBIT INDEX

Exhibits	Description

97	Clawback Policy

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2024

99.3	Consolidated Financial Statements for the Fiscal Year Ended December 31, 2024

99.4	Consent of KPMG LLP dated February 27, 2025

99.5	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document - the Instance Document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)